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The information in this information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to by these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE     , 2004

INFORMATION STATEMENT FOR
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

PROSPECTUS FOR
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Class B Common Stock
Income Deposit Securities (IDSs)

Dear Fellow Stockholder:

        On        , 2004 our Board of Directors unanimously approved the form of amendments to our certificate of incorporation that would effect a reclassification of our existing common stock into shares of our newly issued Class B common stock and cash, which we refer to as the reclassification, and certain other related transactions described below. We are also currently engaged in a public offering of our Income Deposit Securities, or IDSs and a separate offering of our senior subordinated notes due 2019 (assuming that they do not mature earlier under their terms), not as part of the IDSs. We refer to the IDS public offering and the public note offering together as the offerings.

        Each IDS will initially represent one share of our Class A common stock and $            principal amount of our        % senior subordinated note due 2019. Each share of Class B common stock issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the completion of the reclassification from the net proceeds of the overallotment option granted to the underwriters, if exercised, in the IDS public offering at a price equal to the net proceeds received by us per IDS sold pursuant to the overallotment option. On the 12th day after the completion of the reclassification, any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization (including any shares remaining because of a nonexercise or partial exercise of the overallotment option granted to the underwriters in the IDS public offering) will be automatically converted into IDSs on a pro rata basis. Subject to certain limitations, on the second anniversary of the closing of the IDS public offering all remaining Class B common stock will automatically be converted into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS. In the event of a mandatory redemption of 100% of the senior subordinated notes comprising IDSs such that following the redemption there will no longer be any senior subordinated notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding senior subordinated notes, all shares of Class B common stock will be automatically exchanged on the redemption date for IDSs and the senior subordinated notes acquired by the Class B common stockholders as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

        The number of shares of Class B common stock to be issued in the reclassification and the amount of cash to be paid in the reclassification will be determined at the time the IDS public offering is priced. The senior subordinated note included in the IDS and the senior subordinated note issued in the public note offering are of the same series with the same interest rate, terms and maturity. We expect that the reclassification will occur concurrently with the closing of the IDS public offering.

        Completion of the reclassification will be conditioned upon (i) the closing of the offerings, (ii) approval by our Board of Directors of these definitive amendments to our certificate of incorporation effecting the reclassification and (iii) approval of these definitive amendments by the holders of a majority of our outstanding existing common stock.

        Affiliates of Fox Paine & Company, LLC, or the consenting stockholders, who own approximately 66% of our outstanding existing common stock, have advised us that they currently intend, subject to the conditions described below, to execute a written consent in lieu of a meeting to the definitive amendments to our certificate of incorporation and other corporate actions necessary to implement the reclassification. If the consenting stockholders execute the written consent no other vote or consent of any other stockholder will be necessary to approve the reclassification.

        The consenting stockholders have informed us that they currently intend to execute the written consent and approve the reclassification if the aggregate consideration received in the reclassification by the holder of each share of existing common stock equals or exceeds $          per share. Similarly, our Board of Directors also currently intends to approve the definitive amendments to our certificate of incorporation effecting the reclassification if the aggregate consideration received per share of existing common stock in the reclassification equals or exceeds $          . For these purposes, the aggregate per share consideration to be received will be deemed to equal the amount of cash paid per share in the reclassification plus the value of shares of Class B common stock issued in respect of each share of existing common stock and the value of a share of Class B common stock shall be deemed to equal the public offering price per IDS in the IDS public offering.

        Our existing common stock is currently listed on the Nasdaq National Market. Upon completion of the reclassification, our existing common stock will be delisted from the Nasdaq National Market. Shares of our Class B stock will not be transferable until the 12th day after the completion of the reclassification. Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the        , subject to satisfying the minimum listing criteria. Our IDSs will be listed on            , and initially, our Class A common stock will not be listed separately.

        In evaluating the reclassification, the Board of Directors received an opinion from its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. as to the fairness to our stockholders (other than the consenting stockholders), from a financial point of view, of the proposed reclassification. See "Summary—Opinion of the Financial Advisor" on page 9.

        See "Risk Factors" beginning on page 29 for a discussion of factors that you should consider in connection with the transactions contemplated hereby. The accompanying information statement/prospectus provides detailed information about the reclassification. Please read the entire information statement/prospectus and the appendices carefully.

        No vote or other consent of the stockholders is solicited in connection with the reclassification. We are not asking you for a consent or proxy and you are requested not to send us a consent or proxy. This information statement is for informational purposes only for holders of our existing common stock.

Sincerely,

/s/ Liane Pelletier
Chairperson, Chief Executive Officer and President

        Neither this transaction nor these securities have been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of this information statement/prospectus. Any representation to the contrary is a criminal offense.

        The date of this information statement/prospectus is      , 2004 and it is first being mailed to stockholders on or about        , 2004.

        This information statement/prospectus does not contain all the information set forth or incorporated by reference in the Form S-4 registration statement and the Schedule 13E-3 and the exhibits and schedules relating thereto, as amended, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this information statement/prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Form S-4 registration statement or the Schedule 13E-3 or such other document, and each such statement is qualified in all respects by such reference. For further information, reference is made to the Form S-4 registration statement and the Schedule 13E-3 and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the SEC and may be obtained upon payment of the fee prescribed by the SEC, or may be examined without charge at the offices of the SEC. Stockholders may obtain documents incorporated by reference in this document free of charge by requesting them orally or in writing from Alaska Communications Systems Group, Inc. at the following address:

Mail: Alaska Communications Systems Group, Inc. Attention: Investor Relations 600 Telephone Avenue Anchorage, Alaska 99503	Telephone: (907) 297-3000

        TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS, OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN FIVE DAYS BEFORE THE COMPLETION OF THE RECLASSIFICATION.

        We have also filed a separate registration statement on Form S-1 under the Securities Act with respect to the IDSs proposed to be sold in the IDS public offering and the separate notes to be sold in the public note offering.

        In this information statement/prospectus, except where the context otherwise requires, "we," "us," "our," "ACS Group," and the "Company" refer to Alaska Communications Systems Group, Inc. and its consolidated subsidiaries, and the "Issuer" refers only to Alaska Communications Systems Group, Inc. Any reference to "ACSH" refers to our wholly owned subsidiary, Alaska Communications Systems Holdings, Inc. and its consolidated subsidiaries, unless otherwise indicated.

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SUMMARY TERM SHEET

        This summary highlights the material information contained in this document, but may not include all of the information that you, as a stockholder, would like to know. To fully understand the reclassification and for a more complete description of the legal terms of the reclassification, you should carefully read this entire document, including the appendices and the other documents we refer to in this document, including the Transaction Statement on Schedule 13E-3 file pursuant to the Securities Exchange Act of 1934 (the "Schedule 13E-3"). Alaska Communications Systems Group, Inc. is the filing person of the Schedule 13E-3. See "Where You Can Find More Information" beginning on page 230. Our principal executive offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503, and our telephone number is (907) 297-3000. Our website address is www.alsk.com. Information included or referred to on our website is not part of this information statement/prospectus.

Description of Business

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Alaska Communications Systems Group, Inc. We are the leading facilities-based telecommunications services provider and largest local exchange carrier (LEC) in Alaska and the 13th largest LEC in the United States. We offer consumer and business customers throughout the state a diverse mix of telecommunications services, including local telephone, wireless, Internet and long distance services using our own network, as well as video entertainment through our partnership arrangement with DISH Network, a leading satellite service provider. We offer our telecommunications services under a single brand name, Alaska Communications Systems. As of March 31, 2004, we had 311,919 local telephone access lines, 87,991 wireless subscribers, 45,686 Internet subscribers (including 19,429 highspeed digital subscriber line, or DSL, subscribers) and 42,053 long distance customers.

The Reclassification and Related Matters

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Board Action. On                        , 2004, our Board of Directors adopted a resolution that declared the advisability of, and recommended that the stockholders approve, certain amendments to our certificate of incorporation and certain other corporate actions for the purpose of effecting the reclassification. We call these actions the reclassification amendments. The effectiveness of the proposed reclassification amendments are conditioned upon, among other things, the closing of the offerings described below and will not become effective unless the offerings are closed and the approval of the reclassification amendments by the holders of a majority of our outstanding existing common stock. See "Special Factors—Background to the Reclassification."

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What Our Stockholders Will Receive. As a result of the reclassification, each share of our existing common stock will be reclassified into the right to receive:

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an amount of cash to be determined at the time of the pricing of the IDS public offering described below and

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a number of shares of Class B common stock to be determined at the time of the pricing of the IDS public offering described below.

        See "The Reclassification."

        Each share of our Class B common stock to be issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the completion of the reclassification from the net proceeds received by us from the sale of additional IDSs upon exercise of the overallotment option granted to the underwriters in the IDS public offering. We refer to this possible redemption of Class B common stock as the Class B redemption. On the 12th day after the completion of the reclassification, any outstanding shares of our Class B common stock (including any shares remaining outstanding as a result of a nonexercise or partial exercise of the overallotment option granted to the underwriters in the IDS public offering) in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical to those sold in the IDS public offering on the basis of one IDS for each share of Class B common stock. We refer to this exchange as the initial Class B exchange. Any remaining outstanding shares of Class B common stock on the second anniversary of the closing of the IDS public offering will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a senior subordinated note having a principal amount equal to each senior subordinated note which was represented by an IDS, if, at such date, there is not a default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the IDS public offering, the Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a senior subordinated note having a principal amount equal to each senior subordinated note which was represented by an IDS at the time such default is cured or otherwise ceases to exist. We refer to this later exchange as the final Class B exchange. The initial Class B exchange and the final Class B exchange will each will be based on a ratio of one IDS per share of Class B common stock so exchanged. This ratio will be proportionally adjusted for stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such exchange.

        We will not issue fractional shares of Class B common stock in the reclassification. See "Reclassification—Fractional Shares" for more information.

        See "Description of Our Capital Stock Before and After the Reclassification."

        Each IDS will initially represent:

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    one share of our Class A common stock; and

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    $            principal amount of our        % senior subordinated notes due 2019, which we refer to as the senior subordinated notes.

        The IDSs to be issued to our existing stockholders in exchange for their shares of Class B common stock in the initial Class B exchange and the Final Class B exchange will be identical to those we issue in the IDS public offering. See "Description of the IDSs."

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IDS Public Offering. We are currently engaged in a public offering of our IDSs. We will use a portion of the proceeds of the IDS public offering to make the cash payment to our existing stockholders in connection with the reclassification. The price at which the IDSs will be initially offered to the public in the IDS public offering has not yet been determined, but will be determined at the pricing date of the IDS public offering and will be the result of negotiations between us and the underwriters for the IDS public offering. The cash amount and the number of shares of Class B common stock issued in the reclassification will be determined at the date of the pricing of the IDS public offering. The IDS public offering is expected to be closed as soon as commercially practicable after the mailing of this information statement/prospectus to our existing stockholders, but in no event less than 20 calendar days after such mailing.

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Public Note Offering. In conjunction with the IDS public offering we are also separately offering senior subordinated notes due 2019 issued by us, not as part of the IDSs. The senior subordinated notes included in the IDSs and the separate notes are identical in all respects and are part of a single series under the indenture under which they were issued. We refer to the senior subordinated notes forming part of the IDS and the separate notes, collectively, as the notes. The public note offering, along with the IDS public offering, are collectively referred to as the offerings.

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Announcement of Final Terms of the Reclassification; Announcement Date. On the business day following the pricing date of the offerings, we will:

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issue a press release setting forth certain information (described below) relating to the offerings and the reclassification;

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post this information on our public web site, www.alsk.com;

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publish this information in an advertisement in the national edition of The Wall Street Journal; and

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establish a toll free number (xxx-xxx-xxxx) from which all holders of existing common stock may obtain general recorded information concerning these matters.

  The press release, newspaper advertisement, web posting and recorded information described in the previous paragraph will include:

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    the amount of the cash proceeds to be received by us from the sale of the IDSs and the separate notes if the offerings are closed;

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    a statement of the material terms of the notes; and

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    a statement of the number of shares of Class B common stock and the cash amount per share to be received by existing stockholders in the reclassification.

See "The Reclassification—Announcement of Final Terms of the Reclassification; Announcement Date."

We call the date that we will issue the press release the announcement date. On or promptly following the announcement date, we will also file with the SEC a post-effective amendment to our Registration Statement on Form S-4, of which this information statement/prospectus forms a part, to reflect the final pricing information of the offerings and the definitive terms of the reclassification.

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Conditions to Completion of the Reclassification. Completion of the reclassification will be conditioned upon, among other things, (i) the closing of the offerings, (ii) approval by our Board of Directors of the definitive amendments to our certificate of incorporation effecting the reclassification and (iii) approval of the definitive amendments by the consenting stockholders, the holders of more than a majority of our outstanding existing common stock. See "The Reclassification—General" and "Special Factors."

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Other Amendments to Our Certificate of Incorporation. Concurrently with the effectiveness of the reclassification, we intend to effect a number of changes to our certificate of incorporation as a result of the significant changes to our ownership and capital structure that will result from the closing of the offerings and the reclassification. These changes include:

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causing us to be subject to Section 203 of the General Corporate Law of the State of Delaware, which prohibits certain business combinations with interested stockholders;

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providing that stockholder action must be taken at an annual or special meeting of stockholders, and not by written consent;

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providing that our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 80% of the shares entitled to vote in an election of directors;

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providing that certain provisions of our certificate of incorporation, including those relating to the indemnification of officers and directors and limitations on their liability, may only be amended or repealed by the affirmative vote of the holders of at least 80% of the shares entitled to vote in an election of directors; and

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  providing that the affirmative vote of the holders of at least 80% of the shares entitled to vote in an election of directors is required to remove a director from office without cause.

        See "Special Factors—Other Amendments to Our Certificate of Incorporation."

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Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors. The reclassification and the other changes to our certificate of incorporation require the approval of the holders of a majority of the outstanding shares of our existing common stock. Certain affiliates of Fox Paine & Company, LLC, or the consenting stockholders, who own approximately 66% of our outstanding common stock have advised us that they currently intend, subject to the conditions described below, to execute a written consent in lieu of a meeting to the definitive amendments to our certificate of incorporation and other corporate actions necessary to implement the reclassification and the other changes to our certificate of incorporation. If the consenting stockholders execute the written consent, no other vote or consent of any other stockholder will be necessary to approve the reclassification and the other changes to our certificate of incorporation. The consenting stockholders have informed us that they currently intend to execute the written consent and approve the reclassification and the other changes to our certificate of incorporation if the aggregate consideration to be received per each share of existing common stock equals or exceeds $                  .

  Similarly, our Board of Directors also currently intends to approve the definitive amendments to our certificate of incorporation, including the amendments effecting the reclassification and the other changes to our certificate of incorporation, if the aggregate consideration received per share of existing common stock in the reclassification equals or exceeds $                      . For the purposes of both the consenting stockholders and our Board of Directors, the aggregate per share consideration to be received will be deemed to equal the amount of cash paid per share in the reclassification plus the value of shares of Class B common stock issued in respect of each share of existing common stock and the value of a share of Class B common stock shall be deemed to equal the public offering price per IDS in the IDS public offering.

  Accordingly, assuming the consenting stockholders execute the written consent, the reclassification and the other changes to our certificate of incorporation will be approved without the vote of any other existing stockholder and we are not seeking written consent from any of our other stockholders. Therefore, you will not be given an opportunity to vote with respect to the proposed reclassification amendments and other corporate changes. See "Special Factors—Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors."

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Amendments to By-laws. Simultaneously with completion of the reclassification, our Board of Directors also intends to amend our by-laws to:

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require a stockholder generally to notify us at least 90 but no more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders if the stockholder intends to nominate a person for election as a director at our annual meeting of stockholders; and

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require a stockholder generally to notify us at least 90 but no more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders if the stockholder wishes to properly bring business before the annual meeting of stockholders.

  See "Special Factors—Amendments to Our By-laws."

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Form the IDSs, Class A Common Stock and Notes Represented by the IDSs and the Class B Common Stock Will Be Issued In. The IDSs, the Class A common stock and notes represented by the IDSs, and the Class B common stock will be issued in book entry form only. A holder of shares of existing common stock in certificated form will, as a result of the reclassification, the initial Class B exchanges and the final Class B exchange, hold the IDSs and/or Class B common stock in registered form through a direct registration system to be established by us and will not receive a certificate for such IDSs, the Class A common stock and notes represented by the IDSs, and/or the Class B common stock. A holder of shares of existing common stock through a broker, bank or other nominee will, as a result of the reclassification, the initial Class B exchanges and the final Class B exchange, hold the IDSs and/or Class B common stock through that nominee and must rely on that nominee to receive the benefits and exercise the rights of a holder of IDSs, the Class A common stock and notes represented by the IDSs, or the Class B common stock.

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Record Date. The record date for determining the holders of record of our existing common stock for the reclassification will be the close of business on the date on which the offerings are priced.

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Financing the Reclassification. We intend to finance the reclassification with a portion of the proceeds of the offerings. See "Special Factors—Financing the Reclassification."

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No Appraisal Rights. No dissenters' rights or appraisal rights are available to any stockholder with respect to any aspect of the reclassification. See "The Reclassification—No Appraisal Rights."

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Interests of Certain Persons In or Opposition to Matters to Be Acted Upon. As of May 21, 2004, our directors and executive officers together beneficially owned 21,683,945 shares of our existing common stock (which also included the existing common stock beneficially owned by the consenting stockholders and their affiliates), or approximately 69.71% of our existing common stock and the consenting stockholders and their affiliates beneficially owned 19,498,879 shares of our existing common stock, or approximately 65.86% of our existing common stock. Under the reclassification and based on their respective holdings as of May 21, 2004, we estimate that our directors and executive officers will receive approximately $                      in cash (assuming that the IDS public offering is priced at $              , the midpoint in the range of prices for the IDSs set forth on the cover page of the prospectus relating to the offerings), approximately            shares of Class B common stock, and, following the initial Class B exchange,             IDSs (including            shares of Class A common stock represented by such IDSs), and that the consenting stockholders and their affiliates will receive approximately $                       in cash (assuming that the IDS public offering is priced at $              , the midpoint in the range of prices set forth on the cover page of the prospectus relating to the offerings),        shares of Class B common stock, and, following the initial Class B exchange,        IDSs (including            shares of Class A common stock represented by such IDSs), in each case, assuming the underwriters did not exercise their overallotment option in the IDS public offering and that any outstanding shares of Class B common stock in excess of 10% of the total value of our equity capitalization are exchanged into IDSs in the initial Class B exchange on the 12th day after the closing of the reclassification. We have granted the underwriters of the IDS public offering an option to purchase up to            additional IDSs at the offering price of the IDS public offering to cover overallotments in the IDS public offering. Assuming that the underwriters' overallotment option is fully exercised and the Class B redemption is completed using the net proceeds to us of such exercise and the initial Class B exchange is effected, we estimate that after the completion of the reclassification, our directors and executive officers will beneficially own approximately     shares of Class B common stock and    IDSs (including    shares of Class A common stock represented by such IDSs) and the consenting stockholders will beneficially own approximately            shares of Class B common stock and            IDSs (including    shares of Class A common stock represented by such IDSs).

  We currently have in place stock-based compensation plans including employee stock option plans, a non-employee director stock compensation plan and an employee stock purchase plan. We expect to terminate all of these stock-based compensation plans upon the completion of the Transactions. We intend to replace the stock-based compensation plans with a long term incentive plan, or LTIP, and have engaged an outside compensation consulting firm to make recommendations to the compensation committee of our Board of Directors regarding LTIP structures. As of May 21, 2004, all of our directors and executive officers held options to purchase an aggregate of 3,358,056 shares of our existing common stock under our existing equity incentive plans with a weighted-average exercise price per share of $5.50.

  As part of the offerings, we, all our executive officers and directors and Fox Paine and some of its affiliates have agreed that, for a period of 180 days from the date of this information statement/prospectus (other than in connection with the redemption or exchange of shares of Class B common stock described under "Description of Our Capital Stock Before and After the Reclassification—Class B Common Stock—Redemption; Exchange") we and they will not, without the prior written consent of the representatives of the underwriters in the offerings dispose of or hedge any IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes, or any securities convertible into IDSs, our Class A common stock, our Class B common stock, or the notes, including the separate notes, or securities exchangeable for IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes. The written consent of all of the representatives of the underwriters in the offerings may release any of the securities subject to these lockup agreements at any time without notice.

  Upon closing of the offerings, we will enter into a registration rights agreement with the consenting stockholders pursuant to which the consenting stockholders will have certain registration rights with respect to the shares of Class B common stock and IDSs (and shares of Class A common stock and notes upon a separation of the IDSs) held by them. Concurrent with the completion of the reclassification, the offerings and the other related transactions, we have agreed to pay Fox Paine & Company, LLC a transaction advisory fee of $                      in connection with their advice and assistance in structuring and effecting such transactions and to terminate our management services agreement with Fox Paine & Company, LLC. The members of our Board of Directors that are not affiliated with the consenting stockholders have approved our payment to Fox Paine & Company, LLC of the transaction advisory fee referred to above and our entry into the registration rights agreement with the consenting stockholders. In addition, the Board of Directors has received an opinion of its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), that the proposed transaction advisory fee for services provided in connection with the Transactions and for the termination of our management services agreement with Fox Paine & Company, LLC to be paid to Fox Paine & Company, LLC is fair, from a financial point of view, to the holders of our common stock (other than the consenting stockholders). See "Special Factors—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

Special Factors

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Purposes, Alternatives, Reasons, and Effects. Over the previous    months, we carefully evaluated several alternatives to recapitalize our company and/or to refinance a portion of our existing debt in an effort to improve our overall financial flexibility, increase our stock price and maximize value to our stockholders. During the course of this evaluation, several alternatives were considered, including the payment of dividends on our existing common stock which we did not believe would meaningfully increase stockholder value, and possible business combination opportunities with potential strategic and financial buyers. None of these efforts resulted in any offers to enter into transactions with us.

  We expect that the reclassification will have no material impact on our operations. Following the reclassification, we will continue our current businesses under the Alaska Communications Systems Group, Inc. name and our Board of Directors and executive officers at the effective time of the reclassification will remain in office following the reclassification. The IDSs, the notes, the shares of common stock represented by the IDSs and the Class B common stock will be registered under the Securities Exchange Act of 1934. No assurances can be given as to the market price of the IDSs or the Class B common stock after the reclassification. See "Special Factors—Background to the Reclassification."

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Listing. Our existing common stock currently trades on the Nasdaq National Market under the symbol "ALSK". Because we are reclassifying our existing common stock into cash and shares of our Class B common stock, our existing common stock will no longer be quoted on the Nasdaq National Market. Shares of our Class B common stock will not be transferable until the 12th day after the completion of the reclassification. Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the            , subject to satisfying the minimum listing criteria. Our IDSs will be listed on                         , under the trading symbol "    ," and initially, our Class A common stock will not be listed separately for trading on any securities exchange or trading market. All holders of our existing common stock will retain an equity interest in us through their receipt of shares of Class B common stock in the reclassification. See "Description of Our Capital Stock Before and After the Reclassification."

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Material Federal Income Tax Consequences.

  The material U.S. federal income tax considerations associated with the reclassification, the Class B redemption, the initial Class B exchange.

  The precise treatment of the reclassification to you is subject to uncertainty under current law. Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the reclassification (together with the Class B redemption and initial Class B exchange) should be treated as a reorganization of our company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. There can be no assurance that the Internal Revenue Service will agree with this characterization and an alternative characterization of the reclassification could result in materially different U.S. federal income tax consequences to you. If the reclassification is treated as such a reorganization, you would be treated as exchanging your existing common stock for (i) the cash received in the reclassification and any Class B redemption, (ii) the shares of Class B common stock held following any Class B redemption and the initial Class B exchange and (iii) the IDSs received in the initial Class B exchange. You would realize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the cash received in the reclassification and any Class B redemption, (B) the fair market value of the shares of Class B common stock held following any Class B redemption and the initial Class B exchange and (C) the fair market value of the IDSs received in the initial Class B exchange and (ii) your tax basis in your existing common stock exchanged in the reclassification. Gain realized in the reclassification generally would be recognized only to the extent of the sum of the cash received in the reclassification and any Class B redemption and the fair market value of the notes underlying the IDSs received in the initial Class B exchange. Any loss you realize as a result of the reclassification generally would not be recognized for U.S. federal income tax purposes.

  For a more complete discussion of the material U.S. federal income tax considerations in connection with the reclassification, the Class B redemption and the initial Class B exchange, see "Special Factors—Material U.S. Federal Income Tax Considerations."

  The material U.S. federal income tax considerations in connection with an investment in IDSs or notes.

  The U.S. federal income tax consequences of the ownership and disposition of the IDSs are not entirely clear.

  Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the ownership of IDSs should be treated for U.S. federal income tax purposes as the ownership of shares of our Class A common stock and notes and, by owning IDSs, you will agree to such treatment. You must allocate the value of the IDSs between those shares of Class A common stock and notes represented by the IDSs in proportion to their respective initial fair market values. On the business day after the initial Class B exchange and the final Class B exchange, we will file a Current Report on Form 8-K with the Securities and Exchange Commission announcing the allocation of value to the shares of Class A common stock and notes issued in the initial Class B exchange and the final Class B exchange, respectively. By receiving IDSs in the reclassification, you agree to be bound by this allocation.

  Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the notes should be treated as debt for U.S. federal income tax purposes. If the notes were treated as equity rather than debt for U.S. federal income tax purposes, then the stated interest on the notes could be treated as a dividend, and would not be deductible by us for U.S. for federal income tax purposes, which could materially increase our taxable income and significantly reduce our future cash flows.

  For a more complete discussion of the material U.S. federal income tax considerations in connection with an investment in IDSs or notes, see "Special Factors—Material U.S. Federal Income Tax Considerations."

  The material U.S. federal income tax considerations in connection with a subsequent issuance of IDSs or notes.

  The U.S. federal income tax consequences to you of the subsequent issuance of notes with original issue discount, as defined below, (and any issuance of notes thereafter) are not clear.

  The indenture governing the notes and the agreements with DTC will provide that, in the event there is a subsequent issuance by us of notes with original issue discount (and any issuance of notes thereafter), each holder of notes or IDSs (as the case may be) agrees that a portion of such holder's notes will be automatically exchanged for a portion of the notes acquired by the holders of such subsequently issued notes and the records of any record holders of the notes will be revised to reflect these exchanges. Such an exchange may occur in connection with the exchange for IDSs of the remaining portion of Class B common stock issued in the reclassification (to the extent not redeemed or exchanged on or prior to the 12th day after the completion of the reclassification), which is expected to occur two years following the closing of this offering or upon a subsequent issuance of IDSs or notes as described above. As a result of these exchanges, any original issue discount associated with the issuance of new notes effectively will be spread among all holders of notes on a pro rata basis, which may result in holders having to include original issue discount in taxable income prior to the receipt of cash and other potentially adverse U.S. federal income tax consequences. See "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock—Subsequent issuances of notes may cause you to recognize original issue discount and may reduce your recovery in the event of bankruptcy." Original issue discount is generally the excess, if any, of the stated redemption price at maturity of a note over its issue price. If this difference satisfies the statutory definition of de minimis, there is no original issue discount for U.S. federal income tax purposes.

  Due to the lack of applicable authority, it is unclear whether the exchange of notes for subsequently issued notes will result in a taxable exchange for U.S. federal income tax purposes and our counsel is therefore not able to provide an opinion on this issue. It is possible that the Internal Revenue Service might successfully assert that such an exchange should be treated as a taxable exchange, resulting in the recognition of gain or loss. It is also possible that the Internal Revenue Service might successfully assert that any such loss should be disallowed under the "wash sale" rules.

  For a more complete discussion of the material U.S. federal income tax considerations in connection with a subsequent issuance of IDSs or notes, see "Special Factors—Material U.S. Federal Income Tax Considerations."

•
Recommendation of Our Board of Directors. Our Board of Directors has determined that, if the reclassification results in aggregate consideration per existing share of common stock of not less than $                      , the terms and conditions of the reclassification are procedurally and substantively fair, on that basis, and has unanimously approved the reclassification (as well as the other changes to our certificate of incorporation) and has recommended that stockholders approve the amendments to our certificate of incorporation to effect the reclassification as well as the other changes to our certificate of incorporation. However, as noted above, if the reclassification results in aggregate consideration per share of existing common stock of not less than $                  , the consenting stockholders have advised us that they currently intend to execute a written consent in lieu of a meeting approving the amendments to our certificate of incorporation necessary to effectuate the reclassification and the other changes to our certificate of incorporation. If the consenting stockholders execute the written consent no other vote or consent of any other stockholder will be necessary to approve the reclassification and the other changes to our certificate of incorporation. See "Special Factors—Recommendation of our Board of Directors."

•
Opinion of the Financial Advisor. In deciding to approve the reclassification, the Board of Directors considered an opinion from its financial advisor, Houlihan Lokey, as to the fairness, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders) of the reclassification of each share of existing common stock into cash and shares of Class B common stock with an aggregate value of not less than $    per share. The opinion is summarized in the section entitled "Special Factors—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." beginning on page 61 of this information statement/prospectus. In addition, the opinion is attached as Annex B to this information statement/prospectus. We encourage you to read both the summary and the opinion in its entirety.

The Transactions

        The reclassification, and the offerings described in this information statement/prospectus are parts of our overall plan to recapitalize and to refinance a portion of our existing debt, which we believe will improve our financial flexibility. This recapitalization and refinancing will consist of the following transactions which will be completed concurrently:

  •
  The Offerings. The offerings include the offering of both the IDSs and the separate notes.

  •
  Reclassification of Our Common Stock. We will reclassify each outstanding share of our existing common stock into the right to receive cash and shares of our Class B common stock.

  •
  New Revolving Credit Facility. ACSH will enter into a new $50.0 million revolving credit facility.

  •
  Repayment of the Existing Credit Facility. We will repay all outstanding borrowings under, and terminate, our existing credit facility.

  •
  Interest Rate Swap Arrangements. We will enter into interest rate swap arrangements.

        The closing of the offerings, completion of the reclassification, the entering into of the new revolving credit facility and entering into of the interest rate swap arrangements are each conditioned on the completion of the others. The completion of the reclassification and the closing of the IDS public offering will occur on the same day.

        We refer to the offerings, the reclassification, including the subsequent redemption and exchange of Class B common stock in the 12 days after completion of the reclassification, entering into of the new revolving credit facility, the repayment of the existing credit facility and the entering into of the interest rate swap arrangements, collectively, as the Transactions.

 Estimated Timeline
of the
Offering and Reclassification

1
D = date of this preliminary prospectus

2
The final terms of the reclassification will be announced by press release, on our public web site, in The Wall Street Journal and via a toll-free telephone number from which holders of existing common stock may obtain general recorded information, and also will be included in a post-effective amendment to our registration statement on Form S-4 filed with the Securities and Exchange Commission.

CORPORATE STRUCTURE

        The following chart reflects a summary of our capital structure after giving effect to the Transactions:

Separate Note Holders
IDS Holders (1)
Class A Common Stock
Class B Common Stock
Senior Subordinated Notes
Alaska Communications Systems Group, Inc. (1)
Guarantee of new revolving credit facility and ACSH notes
Guarantee of senior subordinated notes offered hereby
Alaska Communications Systems Holdings, Inc. (1)(2) ("ACSH")
New Revolving Credit Facility ACSH notes
Guarantees of new revolving credit facility and ACSH notes
Operating Subsidiaries (1)(2)

(1)
We will pledge all of the outstanding shares of ACSH common stock and substantially all of our assets and each of the direct and indirect domestic subsidiaries (other than ACS Media Holdings LLC) of ACSH will pledge substantially all of its assets (including the capital stock of domestic subsidiaries) to the lenders under the new revolving credit facility. See "Description of Other Indebtedness—New Revolving Credit Facility."

(2)
The notes will be fully and unconditionally guaranteed, on an unsecured senior subordinated basis, by each of our direct and indirect domestic subsidiaries (other than unrestricted subsidiaries).

        For more information on our capital structure, see "Capitalization."

        Our principal executive offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503, and our telephone number is (907) 297-3000. Our website address is www.alsk.com. Information included, referred to on or connected to our website is not part of this prospectus.

 Recent Development

        On May 17, 2004, we announced that on June 14, 2004 we will be redeeming in full the $17.3 million principal amount of our 13% senior discount debentures due May 15, 2011 together with interest accrued thereon. We will pay a call premium of approximately $1.1 million to redeem these outstanding senior discount debentures and plan to fund the redemption out of available cash.

QUESTIONS AND ANSWERS CONCERNING THE IDSs AND THE CLASS B COMMON STOCK

        What are IDSs?

        IDSs are units comprised of our Class A common stock and our senior subordinated notes. Each IDS will initially represent:

  •
  one share of our Class A common stock; and

  •
  a fixed aggregate principal amount of our senior subordinated notes due 2019.

        The IDSs we issue in exchange for the Class B common stock in the initial Class B exchange and the final Class B exchange will be identical to the IDSs we issue in the IDS public offering. The principal amount of notes to be included in each IDS and the interest rate and redemption terms of each such note will be determined at the time of the pricing of the IDS public offering. Also, at the time of the closing of the IDS public offering, our Board of Directors expects to adopt a dividend policy with respect to the shares of Class A common stock to be included in the IDSs and with respect to the Class B common stock. See "Description of the IDSs" and "Dividend Policy and Restrictions."

        What payments can I expect to receive as a holder of IDSs and shares of Class B common stock?

        Assuming we make our scheduled interest payments and pay dividends in the amount contemplated by the dividend policy to be adopted by our Board of Directors upon closing of the IDS public offering, you will receive dividends and interest on the Class A common stock and notes represented by each IDS as well as dividends on the Class B common stock. Dividends are payable at the discretion of our board of directors and only as permitted by applicable law and the terms of the agreements governing our indebtedness.

        As a holder of the IDSs, you will be entitled to receive quarterly interest payments at an annual rate of      % of the aggregate principal amount of notes represented by your IDSs, or approximately $            per IDS per year.

        You will also be entitled to receive quarterly dividend payments on the shares of Class B common stock and the shares of Class A common stock represented by your IDSs, if and to the extent dividends are declared by our Board of Directors and permitted by applicable law and our amended and restated certificate of incorporation, the terms of the indenture governing the notes, the new revolving credit facility and the terms of our then existing other indebtedness, including the 9 7/8% senior notes due 2011 issued by our direct subsidiary, Alaska Communications Systems Holdings, Inc. (ACSH) and the 9 3/8% senior notes due 2009 issued by ACSH, which we refer to together as the ACSH notes. We will adopt a dividend policy that contemplates that initial annual dividends on our Class A common stock will be approximately $            per share. Upon the closing of the IDS public offering, our Board of Directors will also adopt a dividend policy for our Class B common stock. The initial annual dividend rate on the Class B common stock is expected to be $            , which amount is expected to be equal to the interest rate on the notes plus an amount equal to any dividends payable on shares of our Class A common stock. As a result, the initial quarterly dividend rate on the Class B common stock is expected to be the weighted average of the quarterly interest rate on the notes and the quarterly dividend yield on the Class A common stock represented by the IDSs. However, our Board of Directors may, in its sole discretion, modify or repeal either or both of the Class A common stock and Class B common stock dividend policies. We cannot assure you that we will pay dividends at this level in the future or at all. See "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs and the Class B Common Stock." You may not receive the level of dividends provided for in the dividend policy our Board of Directors is expected to adopt upon the closing of the IDS public offering or any dividends at all."

        The cash used to make interest and dividend payments is expected to come from distributions from ACSH. The new revolving credit facility and the indentures governing ACSH's outstanding notes contain provisions limiting ACSH's ability to make distributions to us under certain circumstances. See

"Description of Other Indebtedness—New Revolving Credit Facility—Limitations on Distributions," "—The 9 3/8% Senior Subordinated Notes Due 2009" and "—The 9 7/8% Senior Notes Due 2011."

        Will my rights as a holder of an IDS be any different than the rights of a beneficial owner of separately held Class A common stock and notes?

        No. As a holder of IDSs, you are the beneficial owner of the Class A common stock and the notes represented by your IDSs. As such, through your broker or other financial institution and The Depository Trust Company, or DTC, you will have exactly the same rights, privileges, and preferences, including rights to receive distributions and interest, rights and preferences in the event of a default under the indenture governing the notes, ranking upon bankruptcy and rights to receive communications and notices as a beneficial owner of separately held Class A common stock and notes, as applicable, would have through its broker or other financial institution and DTC.

        Do I have voting rights as a holder of IDSs and Class B common stock?

        Yes. As a holder of IDSs, you will be able to vote with respect to the underlying shares of Class A common stock. As a holder of Class B common stock, you will be able to vote together as a class with the Class A common stock on all matters submitted to the stockholders for approval.

        What will happen to the IDSs I hold upon a stock split, recombination or reclassification of the Class A common stock?

        The ratio of shares of Class A common stock to principal amount of notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our Class A common stock. For example, if we elect to effect a two-for-one stock split of our Class A common stock, from and after the effective date of the stock split, each IDS will represent two shares of Class A common stock and the same principal amount of notes as it previously represented. Likewise, if we effect a recombination or reclassification of our Class A common stock, each IDS will thereafter represent the appropriate number of shares of Class A common stock on a recombined or reclassified basis, as applicable, and the same principal amount of notes as it previously represented. See "Description of the IDSs."

        Will the IDSs be listed on an exchange?

        Yes. We will apply to list our IDSs on the                        under the trading symbol "            ."

        In what form will IDSs, the shares of our Class A common stock, the notes represented by the IDSs and our Class B common stock be issued?

        The IDSs and the shares of our Class A common stock and notes represented by the IDSs and our Class B common stock will be issued in book-entry form only. This means that you will not be a registered holder of IDSs or the securities represented by the IDSs or your Class B common stock, and you will not receive a certificate for your IDSs or the securities represented by the IDSs or your Class B common stock. You must rely on your broker or other financial institution that will maintain your book-entry position to receive the benefits and exercise the rights of a holder of IDSs and beneficial owner of our Class A common stock and the notes represented by your IDSs and your Class B common stock. See "Description of the IDSs—Book Entry Settlement and Clearance."

        Can I separate my IDSs into shares of Class A common stock and notes or recombine shares of Class A common stock and notes to form IDSs?

        Yes. Holders of IDSs, whether received in the initial Class B exchange, purchased in the IDS public offering or in subsequent offerings of IDSs of the same series, may, through their broker or other financial institution, separate the IDSs into shares of Class A common stock and the notes represented thereby at any time after the earliest of (1) 45 days from the closing of the IDS public offering, (2) the occurrence of a change of control repurchase offer or (3) the occurrence of an asset sale repurchase offer. Similarly, any holder of shares of Class A common stock and the notes, whether such shares and notes are represented by IDSs purchased in the offering or a subsequent offering and separated, or such shares and notes are purchased separately in the secondary market, may, at any time prior to an automatic separation (discussed below), through his or her broker or other financial institution, recombine the applicable number of shares of Class A common stock and principal amount of notes to form IDSs. Separation and recombination of IDSs may involve transaction fees charged by your broker and/or financial intermediary. Trading in the IDSs will not be suspended as a result of any separation or recombinaton of IDSs. See "Description of the IDSs—Voluntary Separation and Recombination."

        Will my IDSs automatically separate into shares of Class A common stock and notes upon the occurrence of certain events?

        Yes. Separation of all of the IDSs will occur automatically upon the redemption of all of the notes, maturity of the notes, certain payment defaults or certain bankruptcy events. See "Description of the IDSs—Automatic Separation." Therefore, in the event of the occurrence of such events, the holder of IDSs will become the holder of the interest in the shares of Class A common stock and the notes represented by the IDSs. Following any such automatic separation, shares of Class A common stock and the notes may no longer be combined to form IDSs.

        Can my Class B common stock be redeemed or exchanged?

        Yes. Each share of our Class B common stock to be issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the completion of the reclassification from the net proceeds received by us from the sale of additional IDSs upon exercise of the overallotment option granted to the underwriters in the IDS public offering. On the 12th day after the completion of the reclassification, any outstanding shares of our Class B common stock (including any shares remaining outstanding as a result of a nonexercise or a partial exercise of the overallotment option granted to the underwriters in the IDS public offering) in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical to those sold in the IDS public offering on the basis of one IDS for each share of Class B common stock. Pursuant to the final Class B exchange, on the second anniversary of the closing of the IDS public offering any remaining outstanding shares of Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS if, at such date, there is not a default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the IDS public offering, the Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS at the time such default is cured or otherwise ceases to exist. The initial Class B exchange and the final Class B exchange will each be based on a ratio of one IDS per share of Class B common stock so exchanged. This ratio will be proportionally adjusted for stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such exchange. In the event of a mandatory redemption of 100% of the notes comprising IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDSs on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

        What will happen if we issue additional IDSs or notes in the future?

        Subsequently issued IDSs or notes will have terms that are identical to those of the IDSs and notes, respectively, sold in this offering, except that:

  •
  if additional IDSs are issued 45 days or more from the closing of this offering, they will be immediately separable on a voluntary basis; and

  •
  if additional IDSs are issued less than 45 days from the closing of this offering, they will be separable on a voluntary basis on and after the same date the IDSs issued in this offering may separate.

        If we issue notes (whether or not in the form of IDSs) in the future and such notes are sold with original issue discount for U.S. federal income tax purposes or are issued subsequent to an automatic exchange of notes described below, or if we otherwise determine that such notes need to have a new CUSIP number, holders of our notes outstanding prior to such issuance (whether held directly in book-entry form or held as part of IDSs) and purchasers of the newly issued notes will automatically exchange among themselves a portion of the notes they hold so that immediately following this automatic exchange, each holder will own a pro rata portion of the new notes and the old notes. The Depository Trust Company, or DTC, has advised us that the implementation of this automatic exchange may cause a delay in the settlement of up to 24 hours.

        Following any such additional issuance and exchange, each holder of the notes or the IDSs (as the case may be) will own an indivisible unit composed of the notes and additional notes of each issuance in the same proportion as each other holder, and the security registers for the IDSs and notes will be revised to reflect each such exchange without any further action of such holder. The aggregate principal amount of the notes owned by each holder will not change as a result of such exchange. Any additional notes will be guaranteed by the guarantors on the same basis as the notes. The automatic exchange of notes described above should not impair the rights any holder would otherwise have to assert a claim under applicable securities laws against us with respect to the full amount of notes purchased by such holder.

        Other than the potential tax and bankruptcy implications described below, we do not believe that the automatic exchange should affect the economics of your investment in our IDSs or notes. For a description of the tax and bankruptcy implications of original issue discount in connection with a subsequent issuance of notes, see "—What will be the U.S. federal income tax considerations in connection with a subsequent issuance of IDSs or notes?" above and "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock—Subsequent issuances of notes may cause you to recognize original issue discount and may reduce your recovery in the event of bankruptcy" below.

        In connection with the reclassification, we will issue shares of Class B common stock, a portion of which may be exchanged for IDSs 12 days after the completion of the reclassification in the initial Class B exchange. It is not expected that the notes forming part of such IDSs will have original issue discount. The remaining shares of Class B common stock will be exchanged for IDSs two years following the closing of the offerings; provided that, at such date, there is not a default or event of default under any of our indebtedness or our subsidiaries' indebtedness. The notes forming part of the IDSs that we issue in exchange for these shares of Class B common stock in the final Class B exchange could be issued with original issue discount. As a result, the effects of an issuance of notes with original issue discount, as discussed above, may occur when the remaining shares of Class B common stock issued in the reclassification are exchanged for IDSs on the second anniversary of the closing of the IDS public offering. See "The Reclassification" for more information on the reclassification.

SUMMARY OF OUR COMMON STOCK

Issuer	Alaska Communications Systems Group, Inc.
Common Stock
We have shares of authorized Class A common stock, par value $0.01 per share, shares of authorized Class B common stock, par value $0.01 per share and shares of authorized Class C common stock, par value $0.01 per share. Unless the context otherwise requires, references to our "common stock" throughout this information statement/prospectus refer collectively to our Class A common stock, Class B common stock and Class C common stock. See "Description of Our Capital Stock Before and After the Reclassification."
Voting rights
Subject to applicable law, each outstanding share of our common stock will carry one vote per share. Shares of our Class A common stock, Class B common stock and Class C common stock will vote together on all matters submitted for a vote of stockholders. Shares of each Class of common stock will have a separate Class vote on any amendment to our certificate of incorporation that would adversely affect the rights of the holders of that Class of common stock.
Listing
The shares of our Class A common stock will not be listed for separate trading on the until the minimum listing criteria on the are satisfied by our outstanding shares of Class A common stock no longer held in the form of IDSs for a period of 30 consecutive trading days. In such event, we will apply to list the shares of our Class A common stock on the .

The shares of our Class A common stock and Class B common stock will be freely transferable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933; provided, that shares of Class B common stock will not be transferable until the 12th day following the completion of the reclassification.
Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the , subject to satisfying the minimum listing criteria.
See "Description of Our Capital Stock Before and After the Reclassification" for more information.
Dividends
Quarterly dividends will be paid on our Class A common stock and our Class B common stock if and to the extent dividends are declared by our Board of Directors and permitted by applicable law and the terms of our then outstanding indebtedness. The indentures governing the ACSH notes, the new revolving credit facility and the indenture governing the notes will limit our ability to declare and pay dividends on our Class A common stock and our Class B common stock as described under "Dividend Policy and Restrictions."

Upon the closing of the IDS public offering, our Board of Directors is expected to adopt dividend policies which will contemplate the payment of, subject to applicable law and the terms of our then existing indebtedness, initial annual dividends of approximately $ per share on the Class A common stock and of approximately $ per share on the Class B common stock. However, our Board of Directors may, in its discretion, modify or repeal these dividend policies. We cannot assure you that we will pay dividends at this level in the future or at all. See "Dividend Policy and Restrictions" and "Risk Factors—Risks Relating to the IDSs, Including the Class A and Common Stock and Notes Represented by the IDSs and the Class B Common Stock—You may not receive the level of dividends provided for in the dividend policy our Board of Directors is expected to adopt upon the closing of the IDS public offering or any dividends at all."
The initial dividend rates to be expressed in the initial dividend policy is subject to adjustment by our Board of Directors at its sole discretion.

The initial annual dividend rate on the Class B common stock is expected to be equal to the annual interest rate on the notes, plus an amount equal to the annual dividends payable on shares of our Class A common stock. As a result, the initial quarterly dividend rate on the Class B common stock is expected to be the weighted average of the quarterly interest rate on the notes and the quarterly dividend yield on the Class A common stock represented by the IDSs.

Dividends, if any, will be paid on the Class A common stock and the Class B common stock on a proportionate basis based on their respective dividend rates. We may not declare dividends on our Class A common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock.

Redemption and Exchange of Class B Common Stock
Pursuant to the Class B redemption, each share of Class B common stock to be issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the completion of the reclassification from the net proceeds received by us from the sale of additional IDSs upon exercise of the overallotment option granted to the underwriters in the IDS public offering. Pursuant to the initial Class B exchange, at the 12th day after the completion of the reclassification, any outstanding shares of our Class B common stock (including any shares of Class B common stock remaining outstanding as a result of a non-exercise or partial exercise of the overallotment option granted to the underwriters in the IDS public offering) in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical to those sold in the IDS public offering. Any remaining outstanding shares of Class B common stock on the second anniversary of the IDS public offering will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note that was represented by an IDS if, at such date, there is not a default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the closing of the IDS public offering, the Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS at the time such default is cured or otherwise ceases to exist. We refer to this later exchange as the final Class B exchange. Any such exchange will be based on a ratio of one IDS per share of Class B common stock so exchanged. This ratio will be proportionally adjusted for stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such exchange. In the event of a mandatory redemption of 100% of the notes represented by IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding senior subordinated notes, all shares of Class B common stock will be automatically exchanged for IDSs on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

Please see "Description of Our Capital Stock Before and After the Reclassification" for more information.

SUMMARY OF NOTES REPRESENTED BY THE IDSs

Issuer	Alaska Communications Systems Group, Inc.
Notes	% Senior Subordinated Notes due 2019.
Maturity
, 2019; provided that if (x) our ratio of debt to Indenture EBITDA during the twelve month period ending on the last day of the fiscal quarter ending at least 45 days before , 2014 is greater than to 1, or (y) our Indenture Adjusted EBITDA Coverage Ratio during the twelve month period ending on the last day of the fiscal quarter ending at least 45 days before , 2004 is less than to 1, then the notes shall automatically mature on , 2014. See Note 9 to "—Summary Historical and Pro Forma Consolidated Financial Data" for a definition of Indenture EBITDA.
Interest rate	% per year.
Interest payment dates	Interest on the notes will be payable quarterly.
Ranking	The notes will be our unsecured senior subordinated debt. Accordingly they will:
• be subordinated in right of payment to all our existing and future senior debt;
• be effectively subordinated to all our and our subsidiaries' secured debt to the extent of the value of the assets securing such debt;
• be effectively subordinated to all liabilities (including trade payables) and preferred stock of any non-guarantor subsidiary;
• rank equally in right of payment with all our existing and future senior subordinated debt and trade payables; and
• be senior in right of payment to all our existing and future subordinated obligations.

If the reclassification, the other Transactions and the redemption of our senior discount debentures that we expect to complete on June 14, 2004, had been completed as of March 31, 2004, 2003, the notes would have been subordinated to $189.7 million of our senior debt, of which $182.0 million would have consisted of indebtedness under ACSH's 9 7/8% senior notes due 2011. We may in the future refinance other subordinated debt which could increase the debt to which these notes would be subordinated.
Guarantees	The notes will be unconditionally guaranteed on an unsecured senior subordinated basis by each of our existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries), which we refer to as the guarantors. Each guarantee will:
• be a general unsecured obligation of the applicable guarantor;
• be subordinated in right of payment to all existing and future senior debt of the applicable guarantor;
• be effectively subordinated to any secured debt of the applicable guarantor and its subsidiaries to the extent of the value of the assets securing such debt.
• rank equally in right of payment with all existing and future senior subordinated debt and trade payables of the applicable guarantor; and
• be senior in right of payment to all existing and future subordinated obligations of the applicable guarantor.

If the reclassification, the other Transactions and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, had been completed as of December 31, 2003, the guarantees would have been subordinated to $189.7 million of senior debt of the guarantors, of which $182.0 million would have consisted of indebtedness under ACSH's 9 7/8% senior notes due 2011.
Optional Redemption
We may not redeem the notes prior to a date in 2009 to be determined at the time of the pricing of the IDS public offering. After that date, we may redeem the notes in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the redemption prices described in the section "Description of Notes — Optional Redemption," plus accrued and unpaid interest.

In addition, before , 2007, we may redeem up to 35% of the notes at a price to be determined upon closing of the IDS public offering, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

In addition, we may redeem the notes at any time at a redemption price of 100% of the principal amount to be redeemed plus accrued and unpaid interest to the redemption date if we receive an opinion of nationally recognized counsel that all or a substantial portion of the interest payments on the notes will not be deductible from its income for U.S. federal income tax purposes.
Change of Control
Upon the occurrence of a change of control, as defined under "Description of Notes — Change of Control," we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. In order to have notes forming part of an IDS repurchased pursuant to a change of control repurchase offer, a holder must separate the IDSs into the notes and Class A common stock represented by the IDS.
Restrictive Covenants	The indenture governing the notes will contain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:
	•	incur additional debt;
	•	pay dividends on or repurchase our capital stock;
	•	make certain investments;
	•	sell certain assets and subsidiary stock;
	•	enter into certain types of transactions with affiliates;
	•	sell or issue capital stock of restricted subsidiaries;
	•	create liens;
	•	enter into sale/leaseback transactions; and
	•	consolidate or merge with other entities or transfer all or substantially all of our assets.
These covenants are subject to important exceptions and qualifications, as described under "Description of Notes."
Listing	We do not anticipate that our notes will be separately listed on any exchange.

        Please see "Description of Notes" for more information regarding the terms of the notes included in the IDSs.

GENERAL INFORMATION ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

        The amount of cash and the number of shares of Class B common stock to be issued in the reclassification will be determined at the time of the pricing of the IDS public offering. The IDSs we issue in exchange for the Class B common stock will be identical to the IDSs we issue in the IDS public offering. Also, at the time of the closing of the IDS public offering, our Board of Directors expects to adopt a dividend policy with respect to the shares of Class A common stock to be included in the IDSs and the shares of Class B common stock received in the reclassification.

        Throughout this information statement/prospectus, unless otherwise noted, we have assumed:

  •
  no exercise of the underwriters' overallotment option in the IDS public offering;

  •
  a                  % annual interest rate on the notes;

  •
  an offering price of            $                  for each IDS, the midpoint of the range on the cover page of the preliminary prospectus relating to the IDS public offering, comprised of $                  allocated to one share of Class A common stock and $                  allocated to the $                  principal amount of notes included in the IDSs (all of which is subject to change depending on market conditions prior to the pricing of the IDS public offering);

  •
  an issuance of $                  aggregate principal amount of separate notes;

  •
  our Board of Directors adopts a dividend policy that contemplates that, subject to applicable law and the terms of our then existing indebtedness, initial annual dividends on our Class A common stock will be approximately $                  per share. See "Dividend Policy and Restrictions;"

  •
  our Board of Directors adopts a dividend policy that contemplates that, subject to applicable law and the terms of our then existing indebtedness, initial annual dividends on our Class B common stock will be approximately $            per share. See "Dividend Policy and Restrictions;" and

  •
  pursuant to the initial Class B exchange at the 12th day after the completion of the reclassification, any outstanding shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical to those sold in the IDS public offering on a one-for-one basis.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The summary historical financial data as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements included elsewhere in this information statement/prospectus. The summary historical financial data as of December 31, 1999, 2000 and 2001, and for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements for those years, which have not been included in this information statement/prospectus. The summary historical financial data as of and for the year ended December 31, 1999 represent our consolidated statement of operations and cash flow data from May 14, 1999, the date upon which we completed the acquisition of four local telephone companies in Alaska, through December 31, 1999. The summary historical financial data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited interim condensed consolidated statements included elsewhere in this prospectus and have been prepared on a basis consistent with our annual consolidated financial statements. In our opinion, the financial data for the three months ended March 31, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma financial data for the year ended December 31, 2003 and as of and for the three months ended March 31, 2004, have been prepared to give pro forma effect to the following as if they had occurred on March 31, 2004, in the case of summary unaudited pro forma balance sheet data and other data, and on January 1, 2003 in the case of summary unaudited pro forma statement of operations data:

  •
  the concurrent offerings of the IDSs (assuming the underwriters in the IDS public offering do not exercise their overallotment option) and the separate notes;

  •
  the reclassification of shares of our existing common stock into shares of Class B common stock and cash;

  •
  the automatic exchange of any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization into IDSs on a pro rata basis on the 12th day after the completion of the reclassification, or the initial Class B exchange (assuming the underwriters do not exercise their overallotment option);

  •
  the entering into of the new revolving credit facility;

  •
  the initiation of the interest rate swap arrangements;

  •
  the planned redemption of our senior discount debentures, which we expect to complete on June 14, 2004; and

  •
  the assumptions set out under "—General Information about this Information Statement/Prospectus.

        The unaudited pro forma statement of operations data for the year ended December 31, 2003 also assume that the sale of substantially all of our published yellow page directory advertising business in Alaska had occurred on January 1, 2003. See "Management's Discussion and Analysis of Financial Condition and Result of Operations—Alaska Communications Systems Group" for more information on our Directories Business.

        The summary pro forma data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been completed on the dates indicated and do not purport to indicate balance sheet data, results of operations, cash flows, or other data as of any future date or for any future period.

        The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information," and our consolidated financial statements and related notes thereto included elsewhere in this information statement/prospectus.

						Three Months Ended March 31,
	Year Ended December 31,								Pro Forma Three Months Ended March 31, 2004
								Pro Forma Year Ended December 31, 2003
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands except per share amounts)
Statements of operations data:
Operating revenues(1)	$192,663	$311,366	$328,525	$340,144	$323,548	$83,792	$75,405	$	$
Operating expenses(2)	176,084	277,598	281,402	360,745	360,775	76,446	72,080
Loss (gain) on disposal of assets(3)	—	—	—	2,163	(112,622)	746	227

Operating income (loss)	16,579	33,768	47,123	(22,764)	75,395	6,600	3,098
Interest expense(4)	(42,877)	(64,559)	(60,157)	(51,704)	(71,470)	(13,329)	(12,097)
Interest income and other(5)	1,023	6,609	3,250	2,203	(10,191)	192	230
Equity in income (loss) of investments	(198)	(303)	69	—	783	—	—

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle	(25,473)	(24,485)	(9,715)	(72,265)	(5,483)	(6,537)	(8,769)
Income tax expense (benefit)	(301)	(197)	(195)	—	1,095	—	—

Loss from continuing operations	(25,172)	(24,288)	(9,520)	(72,265)	(6,578)	(6,537)	(8,769)
Loss from discontinued operations(6)	(306)	(917)	(1,718)	(7,632)	(52)	(52)	—
Loss before cumulative effect of change in accounting principle	(25,478)	(25,205)	(11,238)	(79,897)	(6,630)	(6,589)	(8,769)
Cumulative effect of change in accounting principle(7)	—	—	—	(105,350)	—	—	—

Net loss	$(25,478)	$(25,205)	$(11,238)	$(185,247)	$(6,630)	$(6,589)	$(8,769)

Balance sheets data (at end of period):
Cash and cash equivalents	$101,994	$61,896	$41,012	$18,565	$97,798	$33,482	$92,279	$	$
Working capital(8)	96,623	53,105	31,214	21,893	94,872	30,273	92,822
Total assets	973,909	953,660	949,095	752,509	685,391	740,982	666,180
Total obligations, including current portion	612,756	614,004	611,250	607,763	550,220	609,857	549,591
Total stockholders' equity (deficit)	247,968	215,380	191,687	8	1,860	(5,337)	(6,963)
Book value per share(9)	—	—	—	—	.06
Statements of cash flows data:
Net cash provided by operating activities	$44,033	$48,493	$75,263	$64,827	$50,249	$18,627	$5,674
Net cash provided (used) by investing activities	(774,653)	(74,699)	(94,483)	(78,571)	106,679	(2,976)	(10,311)
Net cash provided (used) by financing activities	832,614	(13,892)	(1,664)	(8,703)	(77,695)	(734)	(882)
Other financial data:
Indenture EBITDA(10)	$63,549	$116,710	$128,535	$119,782	$112,522	$30,097	$26,038
Indenture Adjusted EBITDA(10)	55,032	102,270	111,470	107,897	112,155	26,095	26,258
Depreciation and amortization	40,141	71,755	79,108	82,940	82,185	22,600	19,106
Goodwill impairment loss	—	—	—	64,755	—	—	—
Capital expenditures	74,828	72,253	87,582	71,464	50,744	6,115	10,311
Asset impairment losses:
Operating	—	—	—	—	54,858	—	—
Non-operating	—	—	—	—	15,924	—	—
Ratio of net debt to Indenture EBITDA(11)		4.73	4.44	4.92	4.02	4.79x	4.39x
Ratio of net debt to Indenture Adjusted EBITDA(12)		5.40	5.12	5.46	4.03	5.52x	4.35x
Ratio of earnings to fixed charges(13)	0.4	0.6	0.8	*	0.9	0.5x	0.3x
Deficiency of earnings to fixed charges(13)	$24,974	$23,985	$9,589	$72,265	$6,578	$6,537	$8,769	$	$

						Three Months Ended March 31,			Pro Forma Three Months Ended March 31, 2004
	Year Ended December 31,							Pro Forma Year Ended December 31, 2003
	1999	2000	2001	2002	2003	2003	2004
Other data (at end of period):
Local telephone
Retail access lines	281,726	272,936	261,002	236,148	220,818	231,832	217,054
Wholesale access lines	15,680	17,303	22,859	22,148	19,157	19,619	20,066
Unbundled network elements	28,202	39,221	49,062	64,711	74,246	69,096	74,799

Total local telephone access lines	325,608	329,460	332,923	323,007	314,221	320,547	311,919

Wireless(13)
Estimated covered population	460,802	462,057	468,622	478,413	480,422	478,413	480,422
Subscribers	73,068	75,933	80,120	82,220	87,017	82,225	87,991
Penetration	15.9%	16.4%	17.1%	17.2%	18.1%	7.2%	18.3%
Average monthly churn	1.7%	1.6%	1.5%	1.7%	1.5%	1.6%	1.7%
Average revenue per unit	$43.02	$46.03	$44.74	$44.33	$45.84	$41.88	44.19
Internet(14)
DSL subscribers		3,269	7,041	12,590	17,780	13,910	19,429
Total subscribers		45,865	46,476	46,381	46,057	45,283	45,686

(1)
For the year ended December 31, 2002, operating revenues include $11,066 of previously deferred interstate access revenue related to a dispute that was recognized during the year based on a favorable ruling by the District of Columbia Court of Appeals.

(2)
For the year ended December 31, 2000, operating expenses include $5,288 of unusual charges, which consisted of $3,019 of severance and restructuring charges, $1,451 of costs incurred in connection with an attempted acquisition, and $818 related to a legal settlement. Operating expenses for the year ended December 31, 2002 include a $64,755 charge related to the impairment of goodwill incurred as a result of our annual goodwill impairment analysis, the write-off of $875 related to a previously deferred regulatory asset, $1,000 of severance and restructuring related costs, and $325 of other costs. For the year ended December 31, 2003, we recorded $54,858 in contract termination and asset impairment charges, $4,445 in recruiting, severance and restructuring costs, and $1,029 in acquisition and other costs, all of which are included in operating expenses. For the three months ended March 31, 2004, operating expenses include $997 of recruiting, severance and restructuring costs and $2,497 of consulting costs incurred in connection with the restructuring.

(3)
For the year ended December 31, 2003, we recognized a gain on disposition of our Directories Business of $113,518.

(4)
As a result of the refinancing of a portion of our debt in August 2003 we incurred a $13,052 write-off of deferred financing costs that is included in interest expense for the year ended December 31, 2003.

(5)
Included in interest income and other for the year ended December 31, 2003 is an impairment charge of $15,924 on non-operating assets and a gain on foreign exchange of $4,261.

(6)
In March of 2002, we approved a plan to discontinue and sell our wireless television operations. As a result, the operating income and expense of this segment has been classified as a discontinued operation for all periods presented.

(7)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result of this adoption, we recorded a goodwill impairment charge of $105,350 on January 1, 2002 as a cumulative effect of a change in accounting principle.

(8)
"Working capital" represents total current assets less total current liabilities.

(9)
Disclosure of this item is required for the year ended December 31, 2003, on a historical consolidated and pro forma basis.

(10)
The indenture governing the notes contains various restrictive covenants, including several that are based on EBITDA, a formulation of the financial measure that is net income (loss) adjusted to exclude interest, taxes, depreciation and amortization and certain other items. We refer to this formulation of EBITDA as "Indenture EBITDA." See "Description of Notes—Certain Definitions." The indenture governing the notes provides that, in order to enter into certain types of transactions, including the incurrence of additional indebtedness, the making of restricted payments and the completion of mergers and consolidations, we must meet a maximum Debt to Indenture EBITDA ratio. Indenture EBITDA is included in this information statement/prospectus to provide additional information with respect to our ability to incur debt and make cash distributions to IDS holders. The indenture governing the notes further adjusts Indenture EBITDA to exclude other non-cash charges, disposals of assets, results from operations of terminated contracts, management fees and certain acquisition costs. We refer to this as "Indenture Adjusted EBITDA." See "Description of

  Notes—Certain Definitions." If at a specified point our (x) debt to Indenture EBITDA ratio is greater than        to 1 or (y) Indenture Adjusted EBITDA Coverage Ratio is less than        to 1, the maturity of the notes will be accelerated.

While Indenture EBITDA, Indenture Adjusted EBITDA and similar variations thereof are frequently used as a measure of operations and of ability to meet debt service or distribution requirements, these terms are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. Indenture EBITDA and Indenture Adjusted EBITDA are financial measures that are not prescribed by accounting principles generally accepted in the United States, or "GAAP." As such, we encourage investors not to use these financial measures as substitutes for the determination of net income, operating cash flow or other similar GAAP measures, and to use them primarily for purposes of determining covenant compliance described above.

We have reconciled net cash provided by operating activities, a comparable GAAP financial measure, to Indenture EBITDA and Indenture Adjusted EBITDA in the following table:

						Three Months Ended March 31,
	Year Ended December 31,
								Pro Forma Year Ended December 31, 2003	Pro Forma Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands)
Net cash provided by operating activities	$44,033	$48,493	$75,263	$64,827	$50,249	$18,627	$5,674	$	$
Net cash used in discontinued operation	141	407	1,015	649	41	41	—
Adjustments to reconcile net cash provided by operating activities to net loss:
Loss on discontinued operations	(306)	(917)	(1,718)	(7,632)	(52)	(52)	—
Cumulative effect of change in accounting principle	—	—	—	(105,350)	—	—	—
Depreciation and amortization	(40,141)	(71,755)	(79,108)	(82,940)	(82,185)	(22,600)	(19,106)
Loss on disposal of assets and asset impairment charges, net	—	—	—	(2,163)	48,863	(746)	(227)
Goodwill impairment loss	—	—	—	(64,755)	—	—	—
Amortization of debt issuance costs, original issue discount and warrants	(3,193)	(4,872)	(4,644)	(4,524)	(17,048)	(1,115)	(928)
Non-cash stock based compensation expense	(6,145)	—	—	—	(900)	—	—
Investment tax credits	301	197	195	—	—	—	—
Other non-cash expenses	—	—	—	—	(4,118)	—	—
Capitalized interest	860	1,096	1,416	1,157	162	—	45
Other deferred credits	(2,987)	1,141	(418)	(3,073)	(1,643)	41	2,285
Changes in components of working capital:
Accounts receivable and other current assets	(3,154)	5,649	(95)	4,722	(7,451)	(4,624)	(4,964)
Accounts payable and other current liabilities	(15,544)	(3,560)	(5,530)	12,460	6,380	3,856	8,658
Other	657	(1,084)	2,386	1,375	1,072	(17)	(206)

Net loss	(25,478)	(25,205)	(11,238)	(185,247)	(6,630)	(6,589)	(8,769)
Add (subtract):
Interest expense	42,877	64,559	60,157	51,704	71,470	13,329	12,097
Income tax expense (benefit)	(301)	(197)	(195)	—	1,095	—	—
Depreciation and amortization	40,141	71,755	79,108	82,940	82,185	22,600	19,106
Previously deferred access revenue	—	—	—	(11,066)	—	—	—
Stock-based compensation	6,145	—	—	—	900	—	—
Litigation reserves	—	—	—	—	3,880	—	(300)
Pension expense, net of pension funding	—	—	—	—	238		183
Noncash charges included in losses from discontinued operations	165	510	703	6,983	11	11	—
Loss (gain) on disposal of assets	—	—	—	2,163	(112,622)	746	227
Goodwill impairment loss	—	—	—	64,755	—	—	—
Asset impairment losses:
Operating	—	—	—	—	42,187	—	—
Non-operating	—	—	—	—	15,924	—	—
Gain on foreign exchange	—	—	—	—	(4,261)	—	—
Recruiting, severance and restructuring costs	—	3,019	—	1,000	4,445	—	997
Acquisition costs and other	—	2,269	—	1,200	1,029	—	2,497
Loss associated with State of Alaska contract termination(i)	—	—	—	—	12,671	—	—
Cumulative effect of change in accounting principle(7)	—	—	—	105,350	—	—	—

Indenture EBITDA	$63,549	$116,710	$128,535	$119,782	$112,522	$30,097	$26,038	$	$

Indenture EBITDA	$63,549	$116,710	$128,535	$119,782	$112,522	$30,097	$26,038	$	$
Adjustments to Indenture EBITDA:
Directories Business operations(i)	(9,200)	(15,822)	(19,186)	(19,434)	(7,153)	(4,829)	—
State of Alaska contract operations(ii)	—	—	—	5,783	5,726	529	—
Fox Paine management fees and expenses(iii)	542	975	1,106	1,117	1,019	257	220
Cash charges included in loss from discontinued operations	141	407	1,015	649	41	41	—

Indenture Adjusted EBITDA	$55,032	$102,270	$111,470	$107,897	$112,155	$26,095	$26,258	$	$

  (i)
  On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. Subsequently, on August 27, 2003, we disposed of substantially all of our remaining interest in the Directories Business. As a result of these disposals, we own less than 0.1% of the Directories Business and accordingly since we no longer record the revenue and expenses associated with the Directories Business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Alaska Communications Systems Group" for more information.

  (ii)
  On September 15, 2003, we received notification from the State of Alaska that the state was terminating the Telecommunications Partnering Agreement with us and was initiating disentanglement procedures under the contract. We subsequently negotiated and agreed to a settlement agreement effective October 14, 2003. As of March 31, 2004, we have completed all of our settlement agreement disentanglement obligations. All services provided by us to the State after December 31, 2003 either have been transitioned to other service providers, at the State of Alaska's direction, or transitioned to our current commercial rates for such services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Alaska Communications Systems Group" for more information.

  (iii)
  We eliminated the Fox Paine management fees and expenses other than those already included under (ii) above as these fees and expenses will not be incurred after the Transactions are completed.

(11)
"Ratio of net debt to Indenture EBITDA" is defined as net debt, which includes total debt less cash and cash equivalents, divided by Indenture EBITDA. The ratio has not been presented for 1999 because Indenture EBITDA in 1999 is for a period of less than a full year.

(12)
"Ratio of net debt to Indenture Adjusted EBITDA" is defined as net debt, which includes total debt less cash and cash equivalents, divided by Indenture Adjusted EBITDA. The ratio has not been presented for 1999 because Indenture Adjusted EBITDA in 1999 is for a period of less than a full year.

(13)
For the purposes of calculating the ratio of earnings to fixed charges, "earnings" represent loss before income taxes plus fixed charges. "Fixed charges" consists of expensed and capitalized interest, amortization of debt issuance costs, and the portion of rental expense which we believe is representative of the interest component of lease expense. For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004 there was a deficiency of earnings to fixed charges. For the year ended December 31, 2002 the ratio of earnings to fixed charges was negative.

(14)
"Estimated covered population" is based on information compiled from population data published by the State of Alaska on an annual basis. "Subscribers" represents unique activated phone numbers on our wireless system. "Penetration" represents the percentage of the estimated covered population that are subscribers. "Churn" represents the percentage of total subscribers who leave or switch to another service provider. "Average Revenue Per Unit" represents the average monthly revenue per wireless subscriber.

(15)
"DSL subscribers" represents unique activated digital subscriber lines. "Total subscribers" represents unique activated dial-up accounts plus DSL subscribers. No comparable data was available for 1999 as over 50% of the total subscriber base was added through our acquisition of an Internet service provider in 2000.

Pro Forma Interest and Dividend Distributions to IDS Holders and Class B Common Stockholders

        The following table shows what our funds available for distributions to IDS holders after capital expenditures and other commitments would have been for the year ended December 31, 2003 on a pro forma as adjusted basis assuming the Transactions, the disposition of the Directories Business and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, had occurred on January 1, 2003, based on management's estimate of the amount of capital expenditures needed to maintain the business and applying the assumptions set out under "—General Information about this Information Statement/Prospectus". The actual amount of funds available to IDS holders for any period, whether before or after the completion of the Transactions, may vary from the amounts set forth in the following analysis, and such variation could be material. This analysis is not a projection or forecast of future results. We have computed our funds available after capital expenditures and other commitments based on our calculation of Indenture Adjusted EBITDA, which is more fully described in "Summary Historical and Pro Forma Consolidated Financial Data.

Year Ended December 31, 2003 (in thousands, except per IDS data)
Pro forma Indenture Adjusted EBITDA(1)
Management believes that the following capital expenditures will be used to maintain the assets of the business:(2)
Management also believes that distributable amounts should be adjusted by the following:
• Interest payable to third parties(3)
• Income taxes(4)
• Cash received under the interest rate swap arrangements(5)

Pro forma funds available for distributions to IDS holders and holders of our Class B common stock	$

(1)
The computation of Pro forma funds available for distributions to IDS holders and holders of our Class B common stock is not a measure determined in accordance with GAAP. In order to reconcile this measure to net cash provided by operating activities, see definition of Indenture Adjusted EBITDA and a reconciliation to net cash provided by operating activities included in Note 10 to the "— Summary Historical and Pro Forma Consolidated Financial Data" above. Therefore, this measure may not be comparable to similar measures presented by other issuers or a substitute for GAAP financial measures, such as net cash provided by operating activities. We present these non-GAAP financial measures here because it represents our estimates of the historical amount of available cash for the payment of distribution on the IDSs and of dividends on our capital stock, including our Class B common stock. The amounts presented may not be indicative of future funds available for distribution due to the fact that management has discretion to determine amounts deducted for capital expenditures and other specific anticipated cash needs (e.g. pension funding) and such amounts are likely to fluctuate significantly from period to period.

(2)
Represents management's estimate of the amount of annual capital expenditures required to maintain the assets of the business. For the year ended December 31, 2003, capital expenditures were $50.7 million, of which $32.2 million was expended to maintain the assets of the business, $11.5 million was expended on our CDMA build out, $3.5 million of DSL and other growth initiatives and $3.5 million was expended on the State of Alaska contract. For the three months ended March 31, 2004, capital expenditures were $         million, of which $         million was expended to maintain the assets of the business and $         million was expended on CDMA and other growth initiatives. We anticipate available cash to fund planned growth capital expenditures of approximately $65 million for the next three years.

(3)
Interest payable to third parties represents our expectation of interest payable in cash to other than IDS holders, including the interest payable on the separate notes but excluding the interest payable on the notes included in the IDSs, under the capital structure contemplated by the Transactions. Actual results could vary.

(4)
Pro forma estimated income taxes assuming the Transactions and the disposition of the Directories Business and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, had occurred at the beginning of the period. We do not expect to pay income taxes for several years.

(5)
Represents management's estimate of the principal portion of cash to be received under the interest rate swap arrangements as calculated under the effective interest method.

RISK FACTORS

        The reclassification and an investment in the Class B common stock, the IDS, the Class A common stock and the notes involve a high degree of risk. You should read and consider carefully each of the following factors, as well as the other information contained in this information statement/prospectus. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect the reclassification or our business operations. Any of the following risks could materially adversely affect our business, financial condition, liquidity or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock

        Our substantial indebtedness could adversely affect our financial health and restrict our ability to pay interest and principal on the notes and to pay dividends with respect to our Class A common stock represented by the IDSs and adversely affect our financing options and liquidity position.

        We have now and, following the completion of the reclassification and the other Transactions and the sale of our Directories Business, as reflected in our pro forma financial data, will continue to have a substantial amount of indebtedness. After giving effect to completion of the reclassification and the other Transactions, and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, as of March 31, 2004 we would have had total long-term obligations of $                              million and a deficiency of earnings to fixed charges for the three months ended March 31, 2004 of                        .

        Our substantial level of indebtedness could have important consequences for you as a holder of an IDS or the separate notes. For example, our substantial indebtedness could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness and/or pay dividends on our Class A common stock and Class B common stock;

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  limit our flexibility to plan, adjust or react to changing economic, market or industry conditions, reduce our ability to withstand competitive pressures and increase our vulnerability to general adverse economic and industry conditions;

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  place us at a competitive disadvantage to many of our competitors who are less leveraged than we are;

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  limit our ability to issue new IDSs or other equity;

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  limit our ability to borrow additional amounts for working capital, capital expenditures, future business opportunities, including strategic acquisitions and other general corporate requirements or hinder us from obtaining such financing on terms favorable to us or at all;

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  require us to seek additional financing or sell certain of our assets if we cannot generate sufficient cash flow to meet our debt service obligations and fund our working capital requirements;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, future business opportunities and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry and markets in which we operate; and

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  limit our ability to refinance our indebtedness.

        Despite our substantial indebtedness, we and our subsidiaries may be able to incur substantial additional indebtedness in the future that would make it more difficult for us to satisfy obligations on the notes and our other indebtedness and pay dividends on our Class A common stock and our Class B common stock and further reduce the cash we have available to invest in our operations. If we do not generate sufficient cash flow to meet our debt service obligations and to fund our working capital requirements, we may need to seek additional financing or sell certain of our assets.

        The terms of the indenture governing the notes, the terms of our new revolving credit facility and the terms of our other indebtedness, including the indentures governing the ACSH notes, allow us and our subsidiaries to incur additional indebtedness upon the satisfaction of certain conditions. See "Description of Notes" and "Description of Other Indebtedness." As of March 31, 2004, after giving effect to the completion of the reclassification, the other Transactions and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, we would have had $50 million available for additional borrowings under the new revolving credit facility. If new indebtedness is added to current levels of indebtedness, the related risks described above could intensify.

        We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes and amounts borrowed under the new revolving credit facility, and to fund planned capital expenditures and any strategic acquisitions we may make, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, together with available cash and available borrowings under the revolving credit facility, will be adequate to meet our future liquidity needs for at least the next twelve months. However, we cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable the repayment of our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the ACSH notes, the new revolving credit facility and the notes, on commercially reasonable terms or at all.

        Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of the guarantors' existing senior indebtedness and possibly to all their future borrowings.

        These notes and the guarantees are unsecured and rank junior to all of our and the guarantors' existing senior indebtedness, including our borrowings and the related guarantees by guarantors under the ACSH senior notes and the new revolving credit facility, and all of our and the guarantors' future senior indebtedness. As of March 31, 2004, after giving effect to the completion of the reclassification, the other Transactions and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, the notes would have been subordinated to approximately $189.7 million or which $182.0 million would have consisted of indebtedness under ACSH's 9 7/8% senior notes 2011. In addition, approximately $50.0 million would have been available to us for borrowing as additional senior debt on a senior secured basis under the new revolving credit facility. We would also be permitted to borrow substantial additional indebtedness, including senior debt, in the future.

        As a result of such subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us, the guarantors, our property or the guarantors' property, the holders our of senior debt and the senior debt of the guarantors will be entitled to be paid in full before any payment may be made with respect to the notes or the guarantees. In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on certain designated senior debt, which will include debt under the new revolving credit facility, and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on such designated senior debt. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the notes will require that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding instead be paid to holders of senior debt until the holders of the senior debt are paid in full. As a result, holders of the notes may not receive all amounts owed to them and may receive ratably less than holders of trade payables and other unsubordinated indebtedness in any such proceeding.

        Our secured creditors will be entitled to be paid in full from the proceeds from the sale of our pledged assets before such proceeds will be available for payments on the IDSs, the notes and the our common stock.

        In addition to being contractually subordinated to all its existing and future senior debt, our obligations under the notes will be unsecured while our obligations under the new revolving credit facility will be secured by substantially all of our assets and those of our subsidiaries. We also have other secured indebtedness. As of March 31, 2004, after giving effect to this offering and the other Transactions, we would have had $7.7 million of secured indebtedness. As of March 31, 2004, on the same pro forma basis, we would have had $50.0 million available for borrowing on a secured basis under the new revolving credit facility. The new revolving credit facility and the indentures governing the ACSH notes permit, and the indenture governing the notes will also permit, us to incur additional secured indebtedness provided certain conditions are met. If we become insolvent or are liquidated, or if payment under the new revolving credit facility is accelerated, the lenders under the new revolving credit facility will be entitled to exercise the remedies available to a secured lender under applicable law. These lenders will have a claim on all assets securing the new revolving credit facility before those proceeds would be available for distribution to our other creditors, including holders of the notes represented by IDSs and holders of the separate notes, or our equity holders, including holders of the Class A common stock represented by IDSs and holders of the Class B common stock. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding, including the notes represented by IDSs and the separate notes, or to make payments to our equity holders, including holders of the Class A common stock represented by IDSs.

        Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

        Our new revolving credit facility will require us to maintain certain financial ratios and the new revolving credit facility, the indenture governing the notes and the indentures governing the ACSH notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

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  issue certain preferred or redeemable capital stock or IDSs;

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  incur debt;

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  create liens;

  •
  pay dividends or distributions on, redeem or repurchase our capital stock;

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  make certain types of investments, loans, advances or other forms of payments;

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  issue, sell or allow distributions on capital stock of specified subsidiaries;

  •
  prepay or defease specified indebtedness, including the notes;

  •
  enter into transactions with affiliates; or

  •
  merge, consolidate or sell our assets.

        If we do not comply with the covenants in our debt agreements, our debt obligations may be accelerated.

        Our ability to comply with the ratios in the new revolving credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Any failure to comply with the restrictions of the new revolving credit facility, the indenture governing the notes, the indentures governing the ACSH notes, or certain other current or future financing agreements may result in an event of default. Such default may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Under such circumstances terms of the new revolving credit facility may prohibit us from making payments on the notes or paying dividends on our Class A common stock and our Class B common stock. These creditors may also be able to terminate any commitments they had made to provide us with additional funds. See "Description of Notes" and "Description of Other Indebtedness," for more information on our restrictive and financial covenants.

        You may not receive the level of dividends provided for in the dividend policy our Board of Directors is expected to adopt upon the closing of the IDS public offering or any dividends at all.

        Our Board of Directors may, in its discretion, amend or repeal the dividend policy it is expected to adopt upon the closing of the IDS public offering, which may result in the decrease or discontinuation of dividends. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant. Additionally, Delaware law and the terms of the indentures governing the notes and the ACSH notes may limit or completely restrict our ability to pay dividends. See "Dividend Policy and Restrictions."

        Dividends on the Class A common stock and the Class B common stock will rank equally, based on their respective dividend rates. As the annual dividend rate on the Class B common stock is expected to be equal to the total annual payments on the IDS, the dividend rate on the Class B common stock will be higher than the dividend rate on the Class A common stock. If there is a limited amount of surplus or net profits available to make dividend distributions, because of the different dividend rates, the pro rata portion of the amount available to make dividend distributions distributed to the holders of Class B common stock will be greater than that distributed to the holders of Class A common stockholders. We may not declare dividends on our Class A common stock unless at such time the corresponding proportionate dividends are declared on our Class B common stock.

        A reduction, or a perceived reduction, in the funds available for dividends resulting from nondeductibility of the interest on the notes may negatively affect the market price of the IDSs and the Class A common stock.

        Funds available for dividend and interest payments would be reduced if the notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the notes could be treated as a dividend, and interest on the notes would not be deductible by us for U.S. federal income tax purposes. Our inability to deduct interest on the notes could materially increase our taxable income and, thus, our U.S. federal and applicable state income tax liability thereby reducing the funds available to pay interest on the notes and for dividends. The reduction or elimination of dividends may negatively affect the market price of the IDSs, the Class A common stock represented thereby.

        We may amend the terms of our new revolving credit facility, or we may enter into new financing agreements that govern our senior indebtedness, and the amended or new agreements may significantly affect our ability to pay interest on the notes and dividends on our Class B common stock and our Class A common stock represented by the IDSs.

        As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our new revolving credit facility, at or prior to maturity, or enter into additional agreements relating to senior indebtedness. Regardless of any protection you have in the indenture governing the notes, any such amendment, refinancing or additional agreement may contain covenants which could limit in a significant way our ability to make interest payments on the notes and make dividend payments on our Class B common stock and our Class A common stock.

        The indenture governing the notes, our new revolving credit facility and the terms of our other indebtedness permit us to pay a significant portion of our available funds to stockholders in the form of dividends.

        Although the indenture governing the notes, the indentures governing the ACSH notes and our new revolving credit facility contain limitations on the payment of dividends on our Class A common stock and our Class B common stock, these agreements permit us to pay a significant portion of our available funds to our stockholders in the form of dividends. For example, in the indenture governing the notes, we expect the covenant that restricts our ability to pay dividends and make other "restricted payments" will contain an initial basket which would enable us to pay substantial dividends after the closing of the IDS public offering. Following the closing of the IDS public offering, we intend to pay a quarterly dividend on our Class A common stock and our Class B common stock, as described in this information statement/prospectus, see "Dividend Policy and Restrictions." Any amounts paid by us in the form of dividends will not be available in the future to satisfy our obligations under the notes.

        The realizable value of our assets upon liquidation may be insufficient to satisfy claims.

        As of March 31, 2004, our assets included intangible assets in the amount of $78.6 million, representing approximately 11.8% of our total consolidated assets and consisting primarily of goodwill, wireless spectrum licenses and debt issuance costs. The value of these intangible assets depends significantly upon the success of our business as a going concern and our ability to manage the operations of businesses we acquire. If we are unable to manage our business successfully and integrate future acquisitions, the realizable value of these intangible assets may be substantially lower and may be insufficient to satisfy the claims of our creditors.

        Subsequent issuances of notes may cause you to recognize original issue discount and may reduce your recovery in the event of bankruptcy.

        The indenture governing the notes and the related agreements with the trustee for the notes will provide that, in the event there is a subsequent issuance by us of notes of the same series having terms identical (except for the issuance date) to the notes, and such subsequently issued notes are treated as issued with original issue discount for U.S. federal income tax purposes or are issued subsequent to an automatic exchange of notes or if we otherwise determine that such notes need to have a new CUSIP number, each holder of notes or IDSs, as the case may be, agrees that a portion of such holder's notes will be automatically exchanged for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, immediately following each such subsequent issuance and exchange, without any further action by such holder, each holder of notes or IDSs, will own an inseparable unit composed of a proportionate percentage of both the old notes and the newly issued notes. However, the aggregate stated principal amount of notes owned by the holder will not change as a result of such subsequent issuance and exchange. Therefore, subsequent issuances of notes with original issue discount including as part of an IDS issued in exchange for Class B common stock, may adversely affect your tax treatment by increasing the original issue discount, if any, that you were previously accruing with respect to your notes. Due to the lack of applicable authority, it is unclear whether the exchange of notes for subsequently issued notes will result in a taxable exchange for U.S. federal income tax purposes and our counsel is unable to opine on this issue. It is possible that the Internal Revenue Service might successfully assert that such an exchange should be treated as a taxable exchange, resulting in the recognition of gain or loss. It is also possible that the Internal Revenue Service might successfully assert that any such loss should be disallowed under the "wash sale" rules. Regardless of whether a subsequent issuance results in a taxable exchange, such exchange may result in holders having to include original issue discount in taxable income prior to the receipt of cash and may have other potentially adverse U.S. federal income tax consequences.

        Following any subsequent issuance and exchange of notes (and our agents) will report any original issue discount on the subsequently issued notes ratably among all holders of notes and IDSs, and each holder of notes or IDSs will, by owning notes or IDSs, agree to report original issue discount in a manner consistent with this approach. However, there can be no assurance that the Internal Revenue Service will not assert that any original issue discount should be reported only to the persons that initially acquired such subsequently issued notes (and their transferees). In this case, the Internal Revenue Service might further assert that all of the notes held by such holder have original issue discount. Any of these assertions by the Internal Revenue Service could create significant uncertainties in the pricing of IDSs and the notes and could adversely affect the market and trading rate for the IDSs and notes.

        Holders of subsequently issued notes having any amount of discount may not be able under New York and federal bankruptcy law to collect the portion of their principal amount that represents unaccrued discount in the event of an acceleration of the notes or our bankruptcy prior to the maturity date of the notes. As a result, an automatic exchange that results in a holder receiving a note with discount could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

        The indenture governing the notes will contain no limit on the pricing of any additional notes or IDSs or the discount at which such notes may be sold upon issue. Accordingly, additional notes issued in the future may be issued at a very deep discount, which could cause the tax and bankruptcy risks described above to be very material to you as an investor in notes or IDSs in the event that we issue such additional notes or IDSs.

        For a discussion of these and additional tax related risks, see "Special Factors—Material U.S. Federal Income Tax Considerations."

        If we subsequently issue notes with significant original issue discount, we may not be able to deduct all of the interest on those notes.

        It is possible that notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have "significant original issue discount" and thus be classified as "applicable high yield discount obligations" for U.S. federal income tax purposes. If any such notes were so treated, a portion of the original issue discount on such notes may be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments on the notes and distributions to holders of our IDSs, our Class A common stock and our Class B common stock.

        The allocation of the value of the IDSs between Class A common stock and notes may not be respected.

        The fair market value of each IDS will be allocated between the Class A common stock and notes in proportion to their respective fair market values at the time of issuance. By owning IDSs you will agree to and be bound by the allocations we make. If our allocation with respect to the IDSs is not respected, it is possible that the notes underlying the IDSs issued in the IDS public offering and the initial Class B exchange will be treated as having been issued with original issue discount (if the allocation to the notes were determined to be too high) for U.S. federal income tax purposes. In addition, it is possible that the notes could be treated as having market discount or amortizable bond premium, depending on the value of the notes at the time of the initial Class B exchange. You generally would have to include original issue discount in income in advance of the receipt of cash attributable to that income and would be able to elect to amortize bond premium over the term of the notes. See "Special Factors—Material U.S. Federal Income Tax Considerations."

        Ownership change will limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.

        The Transactions will result in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, there will be specific limitations on our ability to use our net operating loss carryforwards and other tax attributes from periods prior to the

Transactions. It is possible in the future that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal income tax liability. Such an increase would reduce the funds available for the payment of dividends and might require us to reduce or eliminate the dividends on our IDSs, Class A common stock and Class B common stock.

        Our capital structure after completion of the reclassification may limit our ability to market and issue equity-only securities.

        As a result of the restrictions in the indenture governing the notes and the restrictions in the other agreements governing our indebtedness, we may be prevented from issuing additional IDSs in the future. In particular, we may only issue additional IDSs if we satisfy certain financial tests under the new revolving credit facility and the indenture governing the notes. Therefore, we may be forced to rely on equity-only securities as an additional source of capital. However, as a result of the IDS offering and the reclassification, most of our equity holders will hold their investment in us in the form of Class B common stock and IDSs, and consequently equity-only securities may be a comparatively less attractive investment. Therefore, we cannot assure you that we will be able to issue equity-only securities on commercially reasonable terms, or at all.

        We may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control. This would place us in default under the indenture governing the notes.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase or that restrictions in the new revolving credit facility will not allow such repurchases. Our ability to repurchase these notes upon certain specific kinds of change of control events may be limited by the terms of our senior indebtedness and the subordination provisions of the indenture governing the notes. For example, the new revolving credit facility will prohibit us from repurchasing these notes after certain specific kinds of change of control events until we first repay debt under the new revolving credit facility in full or obtain a waiver from the lenders under our new revolving credit facility. If we fail to repurchase these notes in that circumstance, we will be in default under the indenture related to the notes and under the new revolving credit facility. Any future debt that we incur may also contain restrictions on repayment which come into effect upon certain specific kinds of change of control events. If a change of control occurs, we cannot assure you that we will have sufficient funds to repay other debt obligations which we will be required to repay in addition to the notes. See "Description of Notes—Change of Control" and "Description of Other Indebtedness."

        Federal and state statutes allow courts, under specific circumstances, to void the notes or the guarantees and require noteholders to return payments received from us or the guarantors.

        If unpaid creditors of us or any guarantor initiate a bankruptcy case or lawsuit, the debt represented by the notes or the guarantees may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, the notes or the guarantees could be voided, or claims in respect of the notes or the guarantees could be subordinated to our or the applicable guarantor's other debt. To the extent that the claims of the holders of these notes against us or any guarantor were subordinated in favor of other creditors of ours or such guarantor, such other creditors would be entitled to be paid in full before any payment could be made on these notes or the guarantees. If one or more of the guarantees is voided or subordinated, we cannot assure you that, after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of these notes.

        In addition, any payment by us or a guarantor pursuant to the notes or the guarantees, as the case may be, could be voided and required to be returned to us or such guarantor, or to a fund for the benefit of the creditors of us or such guarantor.

        If a guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of these notes would be simply our creditors and creditors of our other subsidiaries that have validly guaranteed these notes. These notes then would be effectively subordinated to all obligations of the subsidiary whose guarantee was voided.

        For more information, see "Description of Notes—Overview of the Notes and the Guarantees—The Guarantees."

        Certain transactions related to the enforceability of the guarantees of the notes by certain of our subsidiaries may require FCC or RCA approval, which may not be granted or which may be subject to delays or conditions that could affect your ability to enforce the guarantees.

        The FCC and RCA may need to approve certain transactions related to the enforceability of the guarantees of the notes provided by certain of our subsidiaries, including the transfer of control of various radio licenses held by our operating subsidiaries or the transfer of control over or sale of the assets of our operating subsidiaries. Such approvals may not be obtained, in which case such guarantees may be unenforceable, or may be subject to delays or conditions that could affect your ability to enforce the guarantees. The total assets of these subsidiaries as of March 31, 2004 was $391.6 million.

        In the event of bankruptcy or insolvency, the notes and guarantees could be adversely affected by principles of equitable subordination or recharacterization.

        In the event of bankruptcy or insolvency affecting us or our subsidiaries, a party in interest may seek to subordinate the notes or the guarantees under principles of equitable subordination or to recharacterize the subordinated notes as equity. There can be no assurance as to the outcome of such proceedings. In the event a court subordinates the notes or the guarantees, or recharacterizes the notes as equity, we cannot assure you that you would recover any amounts owed on the notes or the guarantees and you may be required to return any payments made to you within six years before the bankruptcy on account of the notes or the guarantees. In addition, should the court equitably subordinate the notes or the guarantees, or recharacterize the notes as equity you may not be able to enforce the guarantees.

        Before the IDS public offering, there has not been a public market for our IDSs, the notes, shares of our Class A common stock or shares of our Class B common stock and there has only been a limited market for our existing common stock.

        The IDSs have no public market history. In addition, as the IDS is a new security there has not been an active market in the United States for securities similar to the IDSs. Our existing common stock is currently publicly traded and listed on the Nasdaq National Market; however, as a result of the IDS public offering our existing common stock will be delisted from Nasdaq. Furthermore, prior to the IDS public offering, there has been limited trading volume in our existing common stock, averaging 7,007 shares per day from January 1, 2004 to March 31, 2004 and, prior to the IDS public offering, only approximately 30% of our existing common stock was held by stockholders other than management and affiliates of the consenting stockholders. Therefore, we cannot predict whether an active public market will develop for our IDSs following the IDS public offering.

        We currently do not expect that an active trading market for our Class A common stock will develop after the completion of the reclassification or that an active trading market for the notes will develop. If a trading market for the IDSs or the Class A common stock represented thereby does develop, the market price will not be correlated to the market price of our current common stock. We do not expect to list our Class A common stock on any securities exchange until a sufficient number of our shares to satisfy the minimum listing criteria of the             are no longer held in the form of IDSs, as described in "Description of Capital Stock Before and After the Reclassification—Listing." We currently do not intend to list our notes on any securities exchange.

        The Class B common stock does not have a public market history. Shares of the Class B common stock will not be transferable until the 12th day following the completion of the reclassification. Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the             , subject to satisfying the minimum listing criteria. We currently do not expect that an active trading market for our Class B common stock will develop after consummation of the reclassification. If a trading market for the Class B common stock does develop, the market price will not be correlated to the market price of our existing common stock.

  The automatic separation of the IDSs may fluctuate substantially, which could negatively affect holders of IDSs.

        If the notes are redeemed or certain payment defaults or bankruptcy events affecting us occur, the IDSs will automatically separate and you will then hold our Class A common stock and notes separate from an IDS. Upon separation an active trading market may not develop or be sustained for the Class A common stock or the notes. As a result, you may not be able to sell your Class A common stock or notes at a value derived from the market price of the IDS prior to separation. If upon separation of the IDSs, a trading market for the IDSs or the Class A common stock does not develop, the trading value of the Class A common stock and the notes may not reflect the market price of the IDSs. See "Description of the IDSs — Automatic Separation."

  The price of the IDSs may fluctuate substantially, which could netatively affect holders of IDSs.

        The initial public offering price of the IDSs, and the initial offering price of the separate notes will be determined by negotiations among us and the representatives of the underwriters in the IDS public offering and may not be indicative of the market price of the IDSs or the separate notes after the IDS public offering or the Class B common stock after the reclassification. Factors such as quarterly variations in our financial results, announcements by us or others, developments affecting us, our customers, general interest rate levels and general market volatility could cause the market price of the IDSs, the separate notes or the Class B common stock to fluctuate significantly.

  If interest rates rise, the trading value of our IDSs may decline.

        We cannot predict the interest rate environment or guarantee that interest rates will not rise in the near future. Should interest rates rise or should the threat of rising interest rates develop, the trading value of the IDSs may be adversely affected. As the IDSs are composed of both Class A common stock and notes, the trading price of the IDSs will be based, in part, on whether the interest rate on the notes is comparable to the then current interest rates on indebtedness of companies similar to us. To the extent prevailing interest rates for indebtedness with similar characteristics as the notes are higher than the interest rate on the notes, the trading price of the IDSs will be negatively affected.

        Future sales or the possibility of future sales of a substantial amount of IDSs, shares of our Class A common stock or notes, or sales or exchanges of our Class B common stock or Class C common stock, may depress the price of the IDSs, our Class A common stock, the notes, or our Class B common stock.

        Future sales or the availability for sale of substantial amounts of IDSs, shares of our Class A common stock, shares of our Class B common stock or a significant principal amount of the notes in the public market could adversely affect the prevailing market price of the IDSs, our Class A common stock, our class B common stock and the notes.

        We may issue shares of our Class A common stock and notes, which may be in the form of IDSs, or we may issue notes or Class B common stock or Class C common stock separately or other securities from time to time as consideration for future acquisitions and investments. In addition, we may also grant registration rights covering those IDSs, shares of our Class A common stock, Class B common stock, Class C common stock, notes or other securities in connection with any such acquisitions and investments. See "Description of Capital Stock" for a summary of the material terms of our capital stock. If the underwriters exercise their overallotment option in full, there will be additional IDSs outstanding. We also intend to exchange any shares of our Class B common stock in excess of 10% of our overall equity capitalization, on a pro rata basis, for up to            additional IDSs at the 12th day following the completion of the reclassification. These additional outstanding IDSs and any additional IDSs or Class A common stock or any new Class B common stock or Class C common stock could further adversely affect prevailing market prices of the IDSs or the Class A common stock.

        Subject to certain limitations, on the second anniversary of the closing of the IDS public offering all of our remaining outstanding shares of our Class B common stock will be automatically exchanged either into IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS, which could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities.

        IDSs eligible for future sale may depress the trading price of the IDSs.

        We, all our executive officers and directors and Fox Paine and some of its affiliates have agreed that, for a period of 180 days from the date of this information statement/prospectus (other than in connection with the redemption or exchange of shares of Class B common stock described under "Description of Capital Stock—Class B Common Stock—Redemption; Exchange") we and they will not, without the prior written consent of each of the representatives of the underwriters dispose of or hedge any IDSs, our Class A common stock, or the notes, including the separate notes, or any securities convertible into IDSs, our Class A common stock, our Class B common stock, or the notes, including the separate notes, or securities exchangeable for IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes. The representatives of the underwriters may release any of the securities subject to these lock-up agreements at any time without notice.

        We will at the time of the IDS offering enter into a registration rights agreement with Fox Paine and some of their affiliates. The registration rights agreement provides, among other things, that Fox Paine may require us, subject to certain limitations, to register with the SEC all or a portion of their IDSs, Class A common stock, notes or Class B common stock that they hold. If Fox Paine exercises these or other similar rights under the registration rights agreement to sell substantial amounts of IDSs, Class A common stock, notes or Class B common stock in the public market, or if it is perceived that such exercise or sale could occur, the market price of our IDSs, Class A common stock, notes or Class B common stock, as the case may be, may be adversely affected. See "Special Factors—Interests of Certain Persons in the Transactions" for a summary of the terms of the registration rights agreement.

        Our organizational documents could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

        A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, following the reclassification, our organizational documents will provide that stockholders generally may not act by written consent and will require advance notice of stockholder proposals and nominations. In addition, our amended and restated certificate of incorporation will provide that directors may be removed without cause only upon the affirmative vote of 80% of the then outstanding shares of our capital stock generally entitled to vote in the election of directors. Our organizational documents also authorize the issuance of common stock and preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of preferred stock that may be issued in the future.

  The laws of some jurisdictions may restrict the ability of a holder of the IDSs to transfer beneficial ownership of IDSs.

        Ownership of the beneficial interests in the IDSs will be shown, and the transfer of that ownership will only be effected through, the facilities of The Depository Trust Company, or DTC. The laws of some jurisdictions may require that, in connection with transactions relating to the transfer of the IDSs, physical delivery of IDSs in definitive form be taken. These laws may impair the ability to transfer or pledge beneficial interests in the IDSs. As DTC can only act on behalf of its participant members which in turn act on behalf of owners of beneficial interests held through such participants, including financial institutions, the ability of a person having a beneficial interest in an IDS to pledge or transfer such interest to persons or entities that do not participate in the DTC system may be limited.

Risks Related to Our Business

  Our business is subject to extensive governmental legislation and regulation. Applicable federal and state legislation and regulations and changes to them could adversely affect our business.

        We operate in a heavily regulated industry, and most of our revenues come from the provision of services regulated by the Federal Communications Commission, or FCC, and the Regulatory Commission of Alaska, or RCA. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed by legislation or regulatory orders at any time. We cannot predict the impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on us. See "Regulation."

        There are a number of FCC and RCA rules under review that could have a significant impact on us. For example, many of the FCC's rules with regard to the provisioning of unbundled network elements, or UNEs, and other LEC interconnection rules were revised by the FCC in 2003 and are subject to further proceedings at the FCC and RCA. An appellate court recently vacated, remanded and upheld different portions of the FCC's order. This decision may be subject to further judicial review as well as regulatory proceedings. Rulings in this area could affect our obligation to provide UNEs and the prices we receive for the UNEs. Changes to intercarrier compensation that could affect our access revenues are also likely over the next few years. The FCC is also looking at universal service fund contribution and disbursement rules that are likely to affect the amount and timing of our contributions to and receipt of universal service funds; our obligations may increase and/or our revenue may decline, and our competitors may receive greater payments. Further, most FCC and RCA telecommunications decisions are subject to substantial delay and judicial review. These delays and related litigation create risk associated with uncertainty over the final direction of federal and state policies.

  As the ILEC in our service areas, we are subject to legislation and regulation that are not applicable to our competitors.

        Existing federal and state rules impose obligations and limitations on us, as the incumbent local telephone company, or ILEC, that are not imposed on our competitors. Federal obligations to share facilities, file and justify tariffs, maintain certain types of accounts, and file certain types of reports are all examples of disparate regulation. Similarly, state regulators impose limitations on bundling, require structural separations between affiliated entities, and impose accounting and reporting requirements and service obligations on us that do not exist for our competitors. In addition, state regulators have imposed greater tariffing standards and obligations on us than on our competitors, have required us to operate our business segments separately, and have prohibited our ILECs from promoting our long distance services more favorably than our competitors. The requirement to disclose proposed tariffs six to 12 months before they go into effect has enabled our competitors to plan competitive responses before we are able to implement new rates, diminishing our ability to compete in the marketplace. As our business becomes increasingly competitive, the continued regulatory disparity could impede our ability to compete in the marketplace, which could have a material adverse effect on our business.

  A reduction by the RCA or the FCC of the rates we charge our customers would reduce our revenues and earnings.

        The rates we charge our local telephone customers are based, in part, on a rate of return authorized by the RCA on capital invested in our LECs' networks. These authorized rates, as well as allowable investment and expenses, are subject to review and change by the RCA at any time. If the RCA orders us to reduce our rates, both our revenues and our earnings will be reduced. We presently have retail rate filings pending before or due to the RCA. There can be no assurance that new rates will be implemented at these times. Additionally, in this competitive market, we are not sure we would be able to implement higher rates even if approved by the RCA. Further, the rate increases, if any, may not be large enough to recover the revenue deficiencies.

        State regulators may rebalance our planned rates or set new rates closer to costs, and refuse to keep sensitive business information confidential, continuing our competitive disadvantage in the marketplace. Our local exchange service competitors may also gain a competitive advantage as a result of the state regulators permitting our competitors to intervene in rate-setting proceedings. See "Regulation—State Regulation."

        FCC regulations also affect rates that are charged to customers. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of our network service revenue. The FCC currently is considering proposals to reduce interstate access charges for carriers like

us. If the FCC lowers interstate access charges without adopting an adequate revenue replacement mechanism, we may be required to recover more revenue through subscriber line charges and universal service funds or forego this revenue altogether. This could reduce our revenue or impair our competitive position.

  The rates, terms and conditions for the leasing of facilities and resale of services in Anchorage are subject to regulatory review and may be adjusted in a manner adverse to us.

        The rates for the leasing of facilities in Anchorage by competitors, including General Communication, Inc., or GCI, has been at issue since January 2000. An RCA hearing was held in November 2003 and a decision is pending. There is risk that the rates will remain unresolved for a substantial period of time. There is also risk that the RCA may continue the practice of setting facility lease rates below what we believe to be compensatory levels. Conversely, if the RCA sets lease rates that are more favorable to us, there is a risk that doing so will encourage GCI to provide service over its own facilities, further reducing our revenues. There is also a risk that, aside from rates, the RCA could order us to enter into an agreement with unfavorable contract terms. Finally, there is the risk that the entire matter may be subject to judicial appeal, which would result in an extended period of uncertainty and additional cost associated with the proceedings.

  Loss of the exemption from certain forms of competition granted to our rural LECs under the Federal Telecommunications Act of 1996 exposes us to increased competition.

        Historically, our rural LECs (which do not include ACS of Anchorage, Inc. (or ACSA)) operated under a federal statutory exemption under which they were not required to offer UNEs and wholesale discounted resale services to competitors. On June 30, 1999, the APUC issued an order revoking these rural exemptions. In July 1999 we sought reconsideration of this order from the RCA, and on October 11, 1999, the RCA issued an order sustaining the APUC decision. In December 2003, the Alaska Supreme Court issued a decision reversing the RCA's order as to ACS of Northland, Inc. (or ACSN), and remanding the matter back to the RCA for further proceedings as to ACS of Fairbanks, Inc., or ACSF, and ACS of Alaska, Inc, or ACSAK. On April 18, 2004, ACSF and ACSAK entered into a settlement agreement with GCI in which ACSF and ACSAK waive their claim to the rural exemption with regards to GCI's requests to lease UNEs. Due to the loss of the regulatory exemptions, ACSF and ACSAK will continue to face local exchange service competition which may reduce revenues and returns.

        Interconnection duties are governed by telecommunications rules and regulations related to the UNEs that must be provided. These rules and regulations remain subject to ongoing modifications. In addition, to the extent that rural exemptions are terminated, other carriers are entitled to obtain interconnection agreements with us on the basis of picking and choosing elements from the GCI agreements. Finally, to the extent the new rates are higher than the previous rates, that may encourage GCI or other competitors to provide service over their own facilities, further depriving us of revenue.

        ACSA, ACSF and ACSAK have responded to a formal complaint brought by GCI at the FCC involving order processing and provisioning performance metrics, and proposed prospective and retrospective remedies. The parties have reached a settlement, and requests for approval of revised interconnection agreements are pending at the RCA.

  Our results of operations could be materially harmed if GCI develops its own network facilities and stops leasing capacity on our network elements.

        GCI has announced plans to deploy cable telephony by the end of 2004 and migrate its customers served using our UNEs off of our network and onto its own cable system. While we are unable to confirm GCI's plans, GCI has made similar claims in prior years without decreasing its reliance on our network. Nevertheless, we believe GCI has now migrated a small group of its customers onto its own network. Significant migration of customers could result in a significant reduction of revenue for us, as GCI would no longer be leasing our facilities to serve those customers, which could materially harm our results of operations.

  The telecommunications industry is extremely competitive, and we may have difficulty competing effectively.

        The telecommunications industry is extremely competitive and we face competition in local voice, local high-speed data, wireless, Internet and long distance services. Competition in the markets in which we operate could:

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  reduce our customer base;

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  require us to lower rates and other prices in order to compete;

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  require us to invest in new facilities and capabilities;

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  increase marketing expenditures and the use of discounting and promotional campaigns that would adversely affect our margins; or

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  otherwise lead to reduced revenues, margins, and returns.

        New competitors in local services may be encouraged by FCC and RCA rules regarding interconnection agreements and universal service supports. We face competition from wireless service providers for local, long distance and wireless customers. Existing and emerging wireless technologies are increasingly competitive with local exchange services in some or all of our service areas. We and a competitor of ours are deploying a new generation of wireless technologies which will provide wireless data in addition to wireless voice services, and the FCC has ordered wireline-to-wireless and wireless-to-wireless number portability. As a consequence, we anticipate increased risk of wireless substitution for traditional local telephone services and increased competition among wireless carriers. In addition, new carriers offering voice over Internet Protocol, or VoIP, services may also lead to a reduction in traditional local and long distance telephone service customers and revenues as well as our network access revenues. Some of our competitors may have financial and technical resources greater than ours. See "Business—Competition" for more information.

  Revenues from our retail local telephone access lines may be reduced or lost.

        As the ILEC, we face stiff competition mainly from resellers, local providers who lease UNEs from us, and, to a lesser degree, facilities-based providers of local telephone services. Seven years ago the two largest long distance carriers in Alaska began providing competitive local telephone services in Anchorage through UNE interconnection with our facilities and resale of our services. Interconnection agreements have since been executed with several other competitors. As a result, since 1996 when the industry was opened to competition through March 31, 2004, we have lost approximately 30% of our retail local telephone lines. In our largest market, Anchorage, which opened to competition in 1996, we have lost approximately 50% of our retail local telephone access lines. Similarly, in Fairbanks and Juneau, where competition began only a few years ago, we have lost more than 25% of our retail local telephone access lines. While we generally continue to enjoy revenues for these lines from our competitors, albeit at reduced rates compared to retail customers, our competitors may, in the future, bypass or remove these customers from our network completely, which would eliminate our revenue from those lines altogether. Additionally, although we plan to reacquire customers previously lost to competitors, there can be no assurance that we will be successful in this regard.

  Revenues from access charges may be reduced or lost.

        We received 26.5% of our 2003 pro forma operating revenues from access charges paid by interstate and intrastate interexchange carriers and subscriber line charges paid end users for the use of our network to connect the customer premises to the interexchange network. The amount of revenue that we receive from access charges and subscriber line charges is calculated in accordance with requirements set by the FCC and the RCA. Any change in these requirements may reduce our revenues and earnings. Generally, access charges have decreased since our inception in 1999.

        Under the regulatory rules that exist today, we receive access revenue related to the calls made by all of our retail customers as well as our competitors' customers who are served via wholesale resale service. Access revenue related to our competitors' retail customers that are served by UNEs or by the competitors' own facilities flows to our competitors. To the extent that competitors shift the form in which they provide service away from wholesale resale to UNEs or their own facilities, our access revenue will be reduced.

        The FCC is reviewing mechanisms for intercarrier compensation, and some parties have suggested terminating all interstate access charge payments by interexchange carriers. If such a proposal is adopted, it could have a material impact on our revenue and earnings. In any event, the FCC has stated its intent to adopt some form of access charge reform soon, which more likely than not will reduce this source of revenue. Similarly, the RCA has issued draft regulations phasing out intra-state access charges over five years. Adoption of this intrastate access charge proposal may reduce our revenue.

        In addition, both GCI and AT&T alleged that we collected excess interstate access revenue during the years 1997 through 2000. While those claims have been resolved, we cannot assure you that claims alleging excess charges in subsequent years will not be made, nor that we will be able to defeat all such claims.

  A reduction in the universal service support currently received by some of our subsidiaries would reduce our revenues and earnings.

        We received 4.9% of our 2003 pro forma operating revenues from the Universal Service Fund, or USF, which was established under the direction of the FCC to compensate carriers for the high cost of providing universal telecommunications services in rural, insular, and high-cost areas. If the support received from the USF is materially reduced or discontinued, some of our rural LECs might not be able to operate profitably. Also, because we provide interstate and international services, we are required to contribute to the USF a percentage of our revenue earned from such services. Although our rural LECs receive support from the USF, we cannot be certain of how, in the future, our contributions to the USF will compare to the support we receive from the USF.

        Various reform proceedings are under way at the FCC to change the method of calculating the amount of contributions paid into the USF by all carriers and the amount of contributions or support rural carriers like ACSF, ACSAK and ACSN receive from the USF, as well as the amount of support received by our competitors. Already the FCC has imposed caps or limits on the amount of USF distributed and has explored opportunities to obtain contributions from providers of services not currently contributing to USF. We cannot predict at this time whether or when any change in the method of calculating contributions and support may affect our business.

        The RCA has granted Eligible Telecommunications Carrier, or ETC, status to GCI in Fairbanks and Juneau. Under current FCC rules, this entitles GCI to the same amount of per-line USF support that we are entitled to receive regardless of GCI's costs, and may reduce the amount of USF payments we receive. To the extent that any competitive ETC, such as GCI, has lower costs than us, but receives the same amount of financial support, the competitor gains a competitive cost advantage over us. We cannot say when or how these rules may change.

        There has been a trend toward granting ETC status to wireless carriers. Alaska DigiTel LLC, or DigiTel, ACS Wireless, Inc., or ACSW, Dobson, and MTA Wireless have petitioned for ETC status. Further, Dobson has asked the RCA to redefine our rural service areas to permit Dobson to receive support on a wire-center basis, but without having to serve the entire area that we are currently required to serve. Redefining ACS's rural service areas requires the approval of both the RCA and the FCC. Creating additional service areas may impose a costly regulatory burden on us for which we may not be compensated. On August 28, 2003, the RCA granted DigiTel's request for ETC status. The ACSW, Dobson and Matanuska-Kenai, Inc. d/b/a MTA Wireless petitions are still pending. We cannot predict whether these pending petitions will be granted or when a decision will be rendered. Granting another carrier's petition would provide it with a competitive cost advantage. The granting of Dobson's request to redefine service areas could materially reduce our revenues from USF, in addition to increasing competition.

  Revenues from wireless services may be reduced.

        Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our average revenue per user, or ARPU. We expect significant competition among wireless providers, which has been intensified by wireless number portability scheduled for May 2004, to continue to drive service and equipment prices lower, which may lead to increased turnover of customers. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have an adverse effect on our financial condition and results of operation.

  We may not be able to offer long distance and Internet services on a profitable basis.

        Our long distance operations have historically been modest in relation to the long distance businesses of our competitors and have generated operating losses of $2.0 million in 2001, $1.6 million in 2002 and $21.2 million in 2003. Our Internet operations generated operating losses of $9.6 million in 2001, $21.6 million in 2002, and $60.5 million in 2003. We have, over the last several years, failed to achieve various plans to increase sales and revenue for these businesses. There is, therefore, no assurance that our operating losses from long distance and Internet services will not increase in the future, even after taking account of any additional revenue from complementary or advanced services.

  If we substantially underestimate or overestimate the demand for our long distance services, our cost of providing these services could increase.

        We expect to continue to enter into resale agreements for a portion of our long distance services. In connection with these agreements, we must estimate future demand for our long distance service. If we overestimate this demand, we may be forced to pay for services we do not need, and if we underestimate this demand, we may need to lease additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, we will not be able to meet this demand.

  Our investment in an advanced network may prove unprofitable if the network becomes subject to regulation or if we cannot increase the customer base using the network.

        We have recently invested approximately $20 million in an advanced Multi Protocol Label Switching (MPLS) network. The service we provide over this network currently is not subject to regulation as a telecommunications service. If the FCC or the RCA subject this type of service to increased regulation, it could materially increase our costs and/or reduce our revenues. To date, we have not added sufficient customers for the services this network allows us to offer to generate enough revenues to operate it profitably and as a result, recorded an impairment charge reducing the carrying value of these assets in the third quarter of 2003. If we are unable to increase our customer base in this network, we may not recover our investment in the network.

  We may not be able to profitably take advantage of future fiber-optic capacity that we may purchase.

        In anticipation of our obligations under the Telecommunications Services Partnering Agreement, or TPA, we entered with the State of Alaska, we entered an agreement that enables us to purchase additional fiber-optic capacity in future years from Neptune Communications, L.L.C., or Neptune, the expenditures for which are expected to be significant and may exceed $25 million over the next four years. The subsequent termination of our contract with the State of Alaska has reduced our utilization of the additional fiber-optic capacity purchased from Neptune and may reduce the profitability of the agreement with Neptune.

        As part of the agreement, we made a $15 million loan to Neptune Communications. In connection with this loan, Neptune has granted us an option to purchase certain of its network assets no later than January 2, 2006 at a price equal to the then-outstanding loan balance. Certain material terms of the agreement with Neptune remain subject to continued negotiation, including with respect to the structure and terms of the loans, and it is impossible to determine the ultimate outcome of these negotiations at this time. We cannot assure you that we will successfully resolve any open issues nor can we assure you of the consequences of our inability to resolve any open issues. In addition, even if we are able to resolve the issues, we cannot assure you that we will generate sufficient revenue from these future acquisitions of fiber-optic capacity to provide satisfactory returns on our investment.

  If we do not adapt to technological changes in the telecommunications industry, we could lose customers or market share.

        Our success may depend on our ability to adapt to rapid technological changes in the telecommunications industry. Our failure to adopt a new technology, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete or meet the demands of our customers. Technological change could, among other things, reduce the capital required by a competitor to provide local service in our service areas. As we cannot predict with precision the pace of technology change, our ability to deploy new technologies may be constrained by insufficient capital and/or the need to generate sufficient cash to make quarterly distributions on our IDSs or interest payments on the separate notes or our other indebtedness.

        New products and services may arise out of technological developments and our inability to keep pace with these developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. The successful delivery of new products and services is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services.

  New governmental regulations may impose obligations on us to upgrade our existing technology or adopt new technology that may require additional capital and we may not be able to comply with these new regulations on a timely basis.

        We cannot predict the extent to which the government will impose new unfunded mandates such as those related to emergency location, law enforcement assistance and local number portability. Each of these government obligations has imposed new requirements for capital that could not have been predicted with any precision. Along with these obligations the FCC has imposed deadlines for compliance with these mandates. We may not be able to provide services that comply with these mandates in time to meet the imposed deadlines or our petitions for extensions of the deadlines may be denied. We cannot predict whether other mandates, from the FCC or other regulatory authorities, will occur in the future or the demands they will place on capital expenditures.

  Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

        Our financial and operational success depends on ensuring that we have adequate network capacity, sufficient infrastructure equipment and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. Our failure to expand and upgrade our networks, including through obtaining and constructing additional cell sites, obtaining wireless telephones of the appropriate model and type to meet the demands and preferences of our customers and obtaining additional spectrum, if required, to meet the increased usage could have a material adverse effect on our business.

  Our failure to complete the build-out of our new wireless network, or a delay in the build-out and launch could have an adverse effect on our wireless operations and we may not be able to recover the costs of deploying the new wireless network.

        ACS Wireless, Inc. is currently commencing the deployment of a new packet-switched digital network. Substantial costs are involved in the hardware and software necessary to implement this network. Customers may not immediately receive the full benefits of this network's enhanced capabilities, as we expect network deployment to occur in stages over time. If we are not able to successfully deploy the technology, we may lose customers to other carriers. In addition, there is no assurance that this network will work as we expect. The size of the Alaska customer base being served by this new network is also small, and we cannot assure you that we will fully recover all costs related to this network within a reasonable period of time, or at all. There is also no assurance that even if the new network is fully built out and performs as expected that it will be or will become the technology preferred by a substantial number of people.

  We will have to implement a new billing and customer service system in connection with the launch of our new wireless network, which may result in disruptions in our billing systems and other business processes which could have an adverse affect on our business.

        Additionally, new billing and customer service arrangements are being implemented by us to service customers on the new wireless network. The process of migrating existing customers from the existing wireless network to the new network involves risks related to the business process changes. During the process of switching billing systems, it is possible that we may experience a disruption in our billing cycle and that customers may be dropped from our database. Any prolonged disruption of our billing function or loss of customers from our database could have an adverse effect on our business, financial condition and results of operations. The changes to our businesses processes have not been proven to work consistently and efficiently, and the failure of these processes could delay or disrupt the deployment of the new network and have an adverse effect on our business and customer satisfaction.

  Wireless number portability may increase the competitiveness of the wireless industry and increase customer turnover.

        The wireless industry is extremely competitive and characterized by a high rate of customer turnover. Customer turnover results from different factors, including pricing, service offerings, network coverage and customer service. Efforts to reduce customer turnover and retain customers through various incentives may involve increased costs and reduced pricing.

        Local number portability allows a customer to retain his or her telephone number when changing telecommunications carriers within the same local market. The FCC requires local number portability for CMRS carriers under rules that distinguish between carriers operating in the largest 100 metropolitan statistical areas and those operating outside the top 100 markets. None of the cities in which we provide wireless service is among the top 100 markets. Under the FCC's rules, ACSW must be capable of allowing number portability by May 24, 2004 or within 6 months of a bona fide request, whichever is later. ACSW has already been successfully porting numbers on a daily basis. The FCC, however, is still clarifying its rules regarding wireline to wireless number portability. While most of our wireline customers have full portability, we may not be able to comply with the porting requirements in some of our smaller wireline exchanges. Our failure to comply with the local number portability requirements could result in fines, other penalties or enforcement actions against us.

  The successful operation and growth of our businesses are dependent on economic conditions in Alaska.

        Substantially all of our customers and operations are located in Alaska. Due to our geographical concentration, the successful operation and growth of our businesses is dependent on economic conditions in Alaska. The Alaskan economy, in turn, is dependent upon many factors, including:

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  the strength of the natural resources industries, particularly oil production;

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  the strength of the Alaskan tourism industry;

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  the level of government and military spending; and

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  the continued growth in services industries.

        The customer base for telecommunications services in Alaska is small and geographically concentrated. According to the U.S. Census Bureau estimates, the population of Alaska is approximately 649,000, over 60% of whom live in Anchorage, Fairbanks and Juneau. There can be no assurance that Alaska's economy will grow or even be stable.

  We have a new senior management team with no prior experience in the Alaskan telecommunications market.

        In connection with our disposition of a controlling interest in our Directories Business in May 2003, our then-president and chief operating officer, Wesley E. Carson, departed to run that business. On October 6, 2003, Charles E. Robinson retired as our chief executive officer. Liane Pelletier joined us, effective October 6, 2003, as our president and chief executive officer in a position that consolidates the day-to-day responsibilities of Mr. Robinson and Mr. Carson. We cannot assure you that the transition in leadership will be seamless and without disruption to our businesses. Although Ms. Pelletier has extensive telecommunications experience, she has limited history running our company. In addition, Mr. David C. Eisenberg joined us as Senior Vice President, Corporate Strategy and Development on November 3, 2003; Mr. Sheldon Fisher joined us as Senior Vice President, Sales and Product Marketing on February 23, 2004, and Mr. David Wilson joined us as Chief Financial Officer on March 1, 2004. Each of Ms. Pelletier, Mr. Wilson, Mr. Eisenberg and Mr. Fisher have experience in the telecommunications industry, but none have experience in the Alaskan telecommunications market and it may be a substantial amount of time before they are familiar with the Alaskan market. The lack of Alaskan telecommunications market experience may place us at a competitive disadvantage.

  We depend on key members of our senior management team.

        Our success depends largely on the skills, experience and performance of key members of our senior management team, as well as our ability to attract and retain other highly qualified management and technical personnel. There is intense competition for qualified personnel in our industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. If we lose one or more of our key employees, or the transition in leadership is not successful, our ability to successfully implement our business plan could be materially adversely affected. We do not maintain any "key person" insurance on any of our personnel.

  We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our business successfully.

        We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and our operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks Corporation. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all, which could increase costs and may cause disruption in service.

  Wireless devices may pose health and safety risk, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

        Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.

        If consumers' health concerns over radio frequency emission increase, they may be discouraged from using wireless handsets, regulators may impose or increase restrictions on the location and operation of cell sites or increase regulation on handsets and wireless providers may be exposed to litigation, which, even if not successful, can be costly to defend. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

        In addition, the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver's attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed and proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services and may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly injured as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

  We are subject to environmental regulation and environmental compliance expenditures and liabilities.

        Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property relating to our network equipment and underlying our tower sites. Compliance with these laws and regulations is a factor in our business. Some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

        In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

  A system failure could cause delays or interruptions of service, which could cause us to lose customers.

        To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

  •
  physical damage to access lines;

  •
  power surges or outages;

  •
  software defects; and

  •
  disruptions beyond our control.

        We rely heavily on our networks, network equipment, data and software and the networks of other telecommunications providers to support all of our functions and for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged system failure or a significant service interruption, our ongoing customers may choose a different provider and our reputation may be damaged.

  We cannot assure you that we will be able to successfully integrate any acquisitions we may make in the future.

        We continually explore acquisitions. However, any future acquisitions we make may involve some or all of the following risks:

  •
  diversion of management attention from operating matters;

  •
  unanticipated liabilities or contingencies of acquired businesses;

  •
  failure to achieve projected cost savings or cash flow from acquired businesses;

  •
  inability to retain key personnel of the acquired business or maintain relationships with its customers;

  •
  inability to successfully integrate acquired businesses with our existing businesses, including information-technology systems, personnel, products and financial, computer, payroll and other systems of the acquired businesses;

  •
  difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of the acquired businesses; and

  •
  difficulty in maintaining uniform standards, controls, procedures, and policies.

        In addition, our ability to make acquisitions may be constrained by our inability to use equity as an acquisition currency and by our need to ensure cash for quarterly distributions on our IDSs. Acquisition targets that fail to generate a positive cash flow are probably excluded from consideration under our proposed capital structure. As to targets that do generate positive cash flows, we may not have sufficient available cash or access to sufficient capital resources necessary to complete a transaction for such targets.

Risks Related to the Reclassification

        Completion of the reclassification is contingent upon the closing of the IDS public offering on terms and conditions acceptable to our Board of Directors and the consenting stockholders and may not occur.

        The reclassification is conditioned on the closing of the IDS public offering. The price at which the IDSs will be offered to the public as well as the final terms and conditions of the notes has not yet been determined but will be the result of negotiations between us and the underwriters in the IDS public offering.

        The Board of Directors and the consenting stockholders must approve the final terms of reclassification. The consenting stockholders have informed us that they currently intend to execute a written consent approving the reclassification if the aggregate consideration received by each share of existing common stock equals or exceeds $                              . Similarly, our Board of Directors also currently intends to approve the definitive amendments to our certificate of incorporation effecting the reclassification if the aggregate consideration received per share of existing common stock in the reclassification equals or exceeds $                              . For these purposes, the aggregate per share consideration to be received will be deemed to equal the amount of cash paid per share in the reclassification plus the value of Class B common stock issued in respect of each share of existing common stock for these purposes, the value of a share of Class B common stock shall be deemed to equal the public offering price per IDS in the IDS public offering. There can be no assurance that the IDS public offering will be closed on terms and conditions acceptable to our Board of Directors and the consenting stockholders.

        The reclassification, the redemption of Class B common stock and the exchange of Class B common stock may not benefit us or our stockholders.

        The reclassification of our existing common stock into cash and shares of Class B common stock may not enhance stockholder value. The Class B common stock has no public market history and only a limited amount will be issued, which may, along with the transfer restrictions during the 12 days after the reclassification, result in limited liquidity. In addition, IDSs are a relatively new form of security for which market demand is uncertain. In addition, factors unrelated to our stock or our business, such as the general perception of the reclassification by the investment community, may cause a decrease in the value of the Class B common stock and IDSs and impair their liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the Class B common stock and IDSs following the reclassification, particularly if the reclassification is not viewed favorably by the investment community. If the market price of the IDSs declines, the value of the Class B common stock will also decline.

        There was no negotiation of the terms of the proposed reclassification on behalf of the unaffiliated holders of our existing common stock.

        The terms of the proposed reclassification were determined by our Board of Directors, upon review of an oral and written fairness opinion prepared by Houlihan Lokey and review of the substantive and procedural fairness of the proposed transaction. Because no one negotiated the terms of the proposed reclassification on behalf of the unaffiliated holders of our existing common stock, the terms described in this information statement/prospectus may not be as favorable as those which may have been obtained if such stockholders were represented in negotiations over terms.

        If the aggregate consideration received per share of existing common stock in the reclassification does not equal or exceed $                      , then the reclassification will not be effected.

        The Class B common stock issued in the reclassification cannot be transferred during the first 12 days after the reclassification.

        You may not transfer shares of Class B common stock during the first 12 days after the reclassification. Since the value of the Class B common stock is expected to be predominantly derived from the value of the IDSs, if the trading market for the IDSs issued in the IDS public offering does not develop or if the IDSs trade below the price at which they were initially offered, it is likely that the value of the Class B common stock will decrease. As a result of the transfer restrictions, the value of your shares of Class B common stock may decrease significantly during a period in which you are not able to sell or otherwise transfer such shares.

        The Class B common stock is subject to pro rata mandatory redemption and automatic exchange.

        The shares of Class B common stock issued in the reclassification are subject to pro rata mandatory redemption from the net proceeds received by the Company from the exercise, if any, of the overallotment option granted to the underwriters in the IDS public offering. Additionally, any outstanding shares of Class B common stock in excess of 10% of the overall equity value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs on the 12th day following the reclassification. Because the Class B redemption and the initial Class B exchange are mandatory and are at a fixed price (in the case of the redemption) or fixed ratio (in the case of the exchange), the redemption and/or exchange will not reflect any change in the value or market price for the IDSs or Class B common stock from the date of the reclassification until the completion at the redemption and/or exchange on the 12th day following the reclassification.

        The per share amount of cash and the number of shares of Class B common stock that holders of our existing common stock will receive for their existing common stock in connection with the reclassification is uncertain.

        The holders of our existing common stock will receive the right to receive cash and shares of our Class B common stock in connection with the reclassification of their existing common stock. The precise amounts of cash and shares of Class B common stock to be received in the reclassification by the holders of our existing common stock cannot be determined until the offering price of the IDSs is set at the time of the pricing of the IDS offerings.

        The U.S. federal income tax consequences of the reclassification, the Class B redemption and the initial Class B exchange are unclear.

        The precise treatment of the reclassification to you is subject to uncertainty under current law. Our counsel, Skadden, Arps, Slate, Meagher & Flom, LLP is of the opinion that we intend to treat and report the reclassification (together with the Class B redemption and initial Class B exchange) as a reorganization of our company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. There can be no assurance that the Internal Revenue Service will agree with this characterization and an alternative characterization of the reclassification could result in materially different U.S. federal income tax consequences to you. If the reclassification is treated as such a reorganization, you would be treated as exchanging your existing common stock for (i) the cash received in the reclassification and any Class B redemption, (ii) the shares of Class B common stock held following any Class B redemption and the initial IDS conversion and (iii) the IDSs received in the initial IDS conversion. You would realize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the cash received in the reclassification and any Class B redemption, (B) the fair market value of the shares of Class B common stock held following any Class B redemption and the initial

Class B exchange and (C) the fair market value of the IDSs received in the initial Class B exchange and (ii) your tax basis in your existing common stock exchanged in the reclassification. Gain realized in the reclassification generally would be recognized only to the extent of the sum of the cash received in the reclassification and any Class B redemption and the fair market value of the notes underlying the IDSs received in the initial Class B exchange. Any loss you realize as a result of the reclassification generally would not be recognized for U.S. federal income tax purposes. For a more complete discussion of the U.S. federal income tax consequences of the reclassification, the Class B redemption and the initial Class B exchange, see "Special Factors—Material U.S. Federal Income Tax Considerations."

        The U.S. federal income tax consequences of the ownership and disposition of IDSs are unclear.

        No statutory, judicial or administrative authority directly addresses the treatment of the IDSs or instruments similar to the IDSs for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the ownership and disposition of IDSs are unclear. We believe that an IDS should be treated as a unit representing a share of common stock and $          principal amount of notes. However, the Internal Revenue Service or the courts may take the position that the notes are equity, which could adversely affect the amount, timing and character of income, gain or loss in respect of your investment in IDSs, and materially increase our taxable income and, thus, our U.S. federal and applicable state income tax liability. This would reduce our after-tax cash flow and materially and adversely affect our ability to make interest and dividend payments on the Class B common stock, the notes and the Class A common stock. In addition, non-U.S. holders could be subject to withholding or estate taxes with regard to the notes in the same manner as they will be with regard to the public common stock and it could subject us to liability for withholding taxes that were not collected on payments of interest. Payments to non-U.S. holders would not be grossed-up for any such taxes. For a discussion of these tax-related risks, see "Special Factors—Material U.S. Federal Income Tax Considerations."

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This information statement/prospectus contains "forward-looking statements" that involve risks and uncertainties. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, pricing plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as "aims," "anticipates," "believes," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "seeks," "should" and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Forward-looking statements by us are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. Such forward-looking statements may be contained in this information statement/prospectus under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among other places. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of important factors. Examples of these factors include (without limitation):

  •
  rapid technological developments and changes in the telecommunications industries;

  •
  our competitive environment;

  •
  ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the Telecommunications Act of 1996, or the 1996 Act, and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation;

  •
  changes in revenue from USF;

  •
  regulatory limitations on our ability to change our pricing for communications services;

  •
  the possible future unavailability of Statement of Financial Accounting Standards, or SFAS, No. 71, Accounting for the Effects of Certain Types of Regulation, to our wireline subsidiaries;

  •
  our ability to bundle our products and services;

  •
  possible changes in the demand for our products and services;

  •
  changes in general industry and market conditions and growth rates;

  •
  changes in interest rates or other general national, regional or local economic conditions;

  •
  governmental and public policy changes;

  •
  the continued availability of financing in the amounts, at the terms, and subject to the conditions necessary to support our future business;

  •
  the success of any future acquisitions

  •
  changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States; and

  •
  the matters described under "Risk Factors."

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this information statement/prospectus not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this information statement/prospectus. Investors should also be aware that while we do, at various times, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, investors should not assume that we agree with any statement or report issued by an analyst irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

INDUSTRY AND OTHER INFORMATION

        Unless otherwise indicated, information contained in this information statement prospectus concerning the telecommunications industry, our general expectations concerning this industry and our and our competitors' market position and market shares within this industry are based on assumptions and estimates prepared by us using data from industry sources, and on assumptions made by us based on our management's knowledge and experience in the markets in which we operate and the telecommunications industry generally. We believe these estimates are accurate as of the date of this information statement prospectus; however this information may prove to be inaccurate because, as a result of the method by which we obtained some of the data for our estimates or the nature of the information, it cannot always be verified with certainty. We have not independently verified data from industry or other third-party sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the telecommunications industry and our market positions and market shares within the telecommunications industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements" in this information statement prospectus.

 SPECIAL FACTORS

Background to the Reclassification

        Our Board of Directors has historically sought to maximize value for our stockholders while maintaining strong operations and preserving our important relationships with our other constituencies. In furtherance of these objectives, the Board of Directors has considered extraordinary transactions such as mergers, acquisitions, dispositions, refinancing and recapitalization from time to time with the assistance of Fox Paine pursuant to its management services agreement with us.

        Over the previous            months, we carefully evaluated several alternatives to recapitalize our company and/or to refinance a portion of our existing debt in an effort to improve our overall financial flexibility, increase our stock price and maximize value to our stockholders. During the course of this evaluation, several alternatives were considered, including the payment of dividends on our existing common stock, which we did not believe would meaningfully increase stockholder value, and possible business combination opportunities with potential strategic and financial buyers. None of these efforts resulted in any offers to enter into transactions with us.

        As part of this process, the Board of Directors determined that stockholder value would most likely be maximized by focusing on the goals of (i) continued reduction of operating company and overall leverage, (ii) transition of public ownership to investors who value us based on cash flow generating capability and (iii) providing access to increased capital. In evaluating the Company's current public ownership structure, we felt that the trading price of our existing common stock did not reflect our true value in part due to our limited trading volume and limited public float. We felt that these factors would continue to limit our access to additional capital, which could limit our potential for growth and investment. While the Board of Directors recognized that a sale to the public of all or a substantial portion of Fox Paine's shares could address some of the adverse impact of limited trading volume and public float, it was clear that we would not be able to complete a public offering of Fox Paine's shares at a valuation that Fox Paine would find attractive; therefore, the Board did not solicit a sale by Fox Paine of its shares.

        During 2003, we completed the sale of substantially all of our Directories Business through an offering of income trust securities in Canada. This disposition was completed in two parts, raising approximately $177.3 million in aggregate gross proceeds, with the proceeds used to decrease our leverage and strengthen our liquidity. Through the disposition of our Directories Business, we became acquainted with the marketplace for these yield-oriented securities in Canada. As the market began to develop in the United States for securities similar to income trust securities, we recognized that the Company's financial profile was well-suited for this new yield-oriented security and determined to explore, with the assistance of Fox Paine, whether a transaction involving the issuance of IDSs could provide us with an opportunity to address our objectives of increasing stockholder value while providing us with additional access to future capital.

        On February 4, 2004, Fox Paine and management presented an evaluation of a recapitalization alternative to our Board of Directors. The Board of Directors engaged in substantive discussion and concluded that a proposed recapitalization and refinancing transaction resulting in the issuance of IDSs in the IDS public offering and the reclassification of our existing common stock would assist us in improving our opportunities for long-term stockholder value and competitiveness. Benefits of such an IDS issuance and reclassification were discussed, including realizing the possibility for creating significant value for our existing stockholders, reducing overall and operating company leverage and providing additional access to future capital. During this meeting, Fox Paine, in its role and capacity as an advisor to us pursuant to its management services agreement, and Fox Paine professionals, in their roles as members of our Board of Directors, assisted management in the evaluation and presentation of the potential recapitalization to the Board of Directors. During this meeting, the Board of Directors also considered the possible impact of the reclassification and the IDS offering on our operating plans, legal and regulatory activities, and relationships with various constituencies, as well as the process and potential timetable for of a possible offering. After discussion and debate, the Board of Directors determined that it was appropriate for management to continue the evaluation and pursuit of the potential transaction and to keep the Board of Directors informed of developments.

        On March 12, 2004, management distributed additional materials to the Board of Directors regarding the potential transaction, including an update regarding the structure of the transaction, an update with respect to the timing of the transaction, preliminary drafts of the SEC filings and documents related to the transaction and a discussion of the possible benefits and concerns related to the transaction. Management prepared this material with the assistance of Fox Paine in its role and capacity as an advisor to us pursuant to its management services agreement and distributed it to the Board of Directors.

        On April 2, 2004, the Board of Directors met telephonically and reviewed additional materials relating to the proposed transaction, including a presentation covering the proposed transaction from members of our management team, as well as updated drafts of the documents and filings relating to the transaction and preliminary analysis from our financial advisor with respect to the terms of the transaction. The Board of Directors also discussed with our independent accountants the procedures that they undertook in evaluating the transaction and reviewing the transaction documents. During this meeting, Fox Paine, in its role and capacity as an advisor to us pursuant to its management services agreement, and Fox Paine professionals, in their roles as members of our Board of Directors, assisted management in the evaluation and presentation of the potential reclassification to the Board of Directors. In addition, the Board of Directors discussed extensively the proposed transactions with representatives of each of our legal, accounting and financial advisors for the proposed transaction. The Board of Directors also discussed the other amendments to our certificate of incorporation and by-laws proposed to be adopted in connection with the transactions. The Board of Directors determined at the end of the meeting to have subsequent meetings and due diligence with our outside advisors regarding the transaction, particularly with respect to the legal and financial structure of the transaction, and with our management with respect to the financial analyses developed in connection with the transaction.

        From April 6, 2004 until April 8, 2004, various independent, non-employee members of the Board of Directors held a number of teleconference meetings with members of our management and with our legal and financial advisors to discuss various aspects of the proposed transaction including the legal and financial structure of the transaction, and the financial analyses developed by management in connection with the transaction.

        On April 8, 2004, the Board of Directors met telephonically and reviewed further additional materials relating to the proposed transaction and discussed further the potential benefits to be realized from the transaction. The Board of Directors discussed and approved the filing of the preliminary registration statements and other documents necessary to initiate the transaction. The Board of Directors also affirmed its intention of meeting again prior to the mailing of the definitive information statement/prospectus to consider the fairness of the reclassification to holders of our existing common stock and to determine whether or not to approve the reclassification and whether such approval will be subject to conditions.

        Recommendation of Our Board of Directors.    On    , 2004, our Board of Directors unanimously determined that, if the reclassification results in aggregate consideration per existing share of common stock of not less than $                  (for these purposes the aggregate per share consideration to be received will be deemed to equal the amount of cash paid per share in the reclassification plus the value of the shares of Class B common stock issued in respect of each share of existing common stock and the value of a share of Class B common stock shall be deemed to equal the public offering price per IDS in the IDS public offering), the terms and conditions of the reclassification are procedurally and substantively fair to all holders of existing common stock, including unaffiliated stockholders, and unanimously approved the reclassification (as well as the other changes to our certificate of incorporation described below) on that basis. This determination was based on a review and discussion of the factors set forth below. Subject to the conditions described below, the Board of Directors expressed its intent to approve, and to recommend that stockholders approve, the amendments to our certificate of incorporation to effect the reclassification as well as the other changes to our certificate of incorporation. If the reclassification results in aggregate consideration per existing share of common stock of not less than $                  , the consenting stockholders have advised us that they currently intend to execute a written consent in lieu of a meeting approving the amendments to our certificate of incorporation necessary to effect the reclassification and the other changes to our certificate of incorporation. If the consenting stockholders execute the written consent no other vote or consent of any other stockholder will be necessary to approve the reclassification and the other changes to our certificate of incorporation. Given that the consenting stockholders control more than a majority of our existing common stock, the reclassification cannot be approved without the approval of the consenting stockholders.

        The decision of our Board of Directors to approve the reclassification, and to recommend that stockholders approve the reclassification (in each case subject to the conditions described above), was the result of careful consideration by the Board of Directors of numerous factors, including, without limitation, the following positive factors:

  •
  creating significant value for the holders of our existing common stock in the form of the cash and Class B common stock to be received in the reclassification, as the anticipated aggregate value of such consideration is a significant premium to the historical trading prices for our existing common stock, including a    % premium to the last reported sale price for our existing common stock on April 8, 2004, the last full trading day prior to the announcement of our intention to initiate the Transactions;

  •
  allowing the holders of our existing common stock to retain a continuing interest in our company by virtue of the receipt of Class B common stock as a portion of the consideration in the reclassification and the receipt of IDSs upon an exchange of Class B common stock;

  •
  the opinion of its financial advisor, Houlihan Lokey, as to the fairness, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders) of the reclassification of each share of existing common stock into cash and a number of shares of Class B common stock with an aggregate value of not less than $                      per share;

  •
  as a result of the IDS public offering, transitioning a significant portion of our public ownership to investors who may attribute greater value to the company based upon its cash flow generating capability;

  •
  increasing our market capitalization and likely attracting greater institutional ownership of our public equity securities;

  •
  as a result of the reclassification, significantly reducing the current stake held by the consenting stockholders, thereby creating a more widely distributed public ownership of our company with the result of stronger and more independent corporate governance structures;

  •
  as a result of the recapitalization and refinancing, reducing leverage at our operating companies and significantly improving our overall debt-to-equity ratio;

  •
  increasing our flexibility due to favorable changes in the aggregate financial covenants and operating restrictions applicable to us as a result of the various instruments governing our indebtedness before and after the proposed Transactions;

  •
  significantly reducing the average cost of capital and indebtedness for our company and materially reducing our exposure to interest rate fluctuations as a result of substantially increasing the proportion of our debt that is subject to fixed interest rates; and

  •
  improving our future access to debt and equity capital for growth and acquisitions at a lower cost provided that the company is able to increase its cash flow from operations as a result of organic growth or acquisition. The Board of Directors noted that currently our access to equity capital is extremely limited because of the low trading volumes, small public float and concentrated holdings of our existing common stock and that our recent debt financings were available at relatively high cost to us.

        The Board of Directors also identified and considered the following potentially negative factors and risks associated with the Transactions:

  •
  the risk that one or more aspects of the Transactions will not be completed or that they will be completed on terms that are less favorable to us than anticipated;

  •
  given that the Class B common stock does not have a public trading history and there has not been an active market in the United States for securities similar to the IDSs for which the Class B common stock is exchangeable, the possibility that the pricing of the IDS public offering and subsequent trading prices of the IDSs and Class B common stock may be adversely affected by a lack of demand for securities of this kind or by a saturation of the market by other issuers seeking to market securities similar to the IDSs;

  •
  the sensitivity of the pricing of the IDS public offering and subsequent trading prices of the IDSs and Class B common stock to prevailing interest rates and the market's perception of our ability to make distributions on the Class A common stock component of the IDSs and the Class B common stock;

  •
  possible adverse changes to, or application or interpretation of, U.S. federal income and other tax laws applicable to issuers or holders of IDSs that could adversely affect our financial results and the trading price for the IDSs and the Class B common stock; and

  •
  the significant management time and expense associated with completing the Transactions, which could adversely affect our ability to pursue other strategies or opportunities.

        In reaching its recommendation of the proposed reclassification, the Board of Directors consulted with its legal and financial advisors, as well as our management, and considered other information relating to us and the proposed transaction, including, but not limited to:

  •
  recent market prices for our existing common stock as well as market prices for the past several years;

  •
  the U.S. federal income tax consequences of the reclassification, the Class B redemption and any exchange of Class B common stock into IDSs under existing law; and

  •
  comparative historical data relating to securities that are comparable to the IDSs, including Canadian income trusts and U.S. real estate investment trusts (REITs) and master limited partnerships (MLPs).

        Our entire Board of Directors, including our independent, non-employee directors, unanimously approved the reclassification. The Board of Directors has received an opinion of Houlihan Lokey, a nationally recognized investment banking firm, as to the fairness, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders) of the reclassification of each share of existing common stock into cash and a number of shares of Class B common stock with an aggregate value of not less than $                   per share. In reaching its determination as to the procedural and substantive fairness of the reclassification to all holders of existing common stock, including unaffiliated stockholders, the Board of Directors relied on and expressly adopted the fairness opinion of Houlihan Lokey and the analyses relating to this opinion.

        The Board of Directors considered that approval of the reclassification is not conditioned upon the favorable vote of a majority of our unaffiliated stockholders. In this regard, the Board of Directors noted that:

  •
  the approval of a majority of our unaffiliated stockholders is not required under Delaware law to approve the reclassification;

  •
  given that the consenting stockholders have advised us that they currently intend to execute a written consent in lieu of a meeting to approve the amendments to our certificate of incorporation necessary to effect the reclassification, we will be in a position to satisfy the requirements of Delaware law that the amendments be approved by the holders of a majority of our outstanding existing common stock without seeking the approval of a majority of our unaffiliated stockholders;

  •
  seeking the approval of a majority of our unaffiliated stockholders for the reclassification would cause us to incur significant additional expense and time;

  •
  seeking the approval of a majority of unaffiliated stockholders is a common procedural safeguard in situations where an affiliated stockholder is acting as a principal on both sides of a proposed transaction or is otherwise receiving disparate treatment in the transaction as compared to the unaffiliated stockholders. In the case of the reclassification, the consenting stockholders are not standing on both side of the transaction and, as holders of our existing common stock, are being treated in a manner identical to the unaffiliated stockholders; and

  •
  the uncertainties and inflexibility as to timing and outcome of seeking the approval of a majority of our unaffiliated stockholders could adversely affect our ability to successfully complete the offerings on terms most favorable to us and the holders of our existing common stock, if at all. For example, if a date was set for a meeting of unaffiliated stockholders to consider the approval of the reclassification, we would have very little flexibility in determining the timing of the pricing of the offerings, an important factor in obtaining the best capital markets execution for the offerings.

        As described above, notwithstanding the absence of a requirement that unaffiliated stockholders approve the reclassification, the Board of Directors believe that the procedure that was followed in determining to approve the reclassification was fair to all stockholders, including unaffiliated stockholders.

        In addition, the Board of Directors considered that our non-employee directors have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the reclassification and/or preparing a report concerning the fairness of the reclassification. In this regard, the Board of Directors noted that:

  •
  the Board of Directors received the fairness opinion of Houlihan Lokey which addresses the fairness, from a financial point of view, of the reclassification to the holders of our existing common stock other than the consenting stockholders;

  •
  given that the fairness opinion of Houlihan Lokey in fact addresses the fairness, from a financial point of view, of the reclassification to unaffiliated stockholders and given the experience of the Board of Directors and its familiarity with us, including our financial condition and prospects, the expense of hiring a further unaffiliated representative was not warranted;

  •
  there was no opportunity for negotiations on behalf of the unaffiliated stockholders as the terms of the reclassification turn solely on the outcome of the offerings and not any transaction involving any affiliated parties; and

  •
  retaining a representative to act solely on behalf of unaffiliated stockholders is a common procedural safeguard in situations where an affiliated stockholder is acting as a principal on both sides of a proposed transaction or is otherwise receiving disparate treatment in the transaction as compared to the unaffiliated stockholders. In the case of the reclassification, the consenting stockholders are not standing on both sides of the transaction and, as holders of our existing common stock, are being treated in a manner identical to the unaffiliated stockholders.

        In connection with its deliberations and its consideration of the fairness of the reclassification to all holders of existing common stock, including unaffiliated stockholders, the Board of Directors did not consider, and did not request that Houlihan Lokey evaluate:

  •
  the net book value of our assets, because it did not believe that book value is a fair representation of our fair value. The Board of Directors did not believe that book value is an appropriate valuation metric for us because the inherent value of telecommunications services providers, such as us, is not generally derived from the book value of the assets on its balance sheet, but rather from the cash flows generated by the products and services offered by the company;

  •
  the liquidation value of our assets, because it believed that the value that could be obtained by liquidating us would be substantially less than, and therefore unreflective of, the value of our company as an ongoing business, due in part to the fact that our assets consist in large part of equipment and intangible assets that would have little value outside of our business;

  •
  our going concern value, because it believed that this measure would not provide meaningful information regarding the reclassification, as the reclassification does not contemplate a sale of our company or an offer to purchase our outstanding capital stock by a third party but rather involves a reclassification of our existing common stock into cash and Class B common stock based on the outcome of the offerings; and

  •
  the purchase price paid by us in repurchasing shares of our existing common stock since 2002, because it did not believe that the varying prices paid in such repurchases over a long period of time for limited numbers of shares of our existing common stock are useful indicators of the current fair value of our company.

        In addition, the Board of Directors considered that no firm offers have been made by an unaffiliated person during the preceding two years for (i) the merger or consolidation of our company into or with such person, (ii) the sale or other transfer of all or any substantial part of our assets, or (iii) the purchase of a number of shares of existing common stock that would enable the holder thereof to exercise control of us.

        Although the foregoing discussion sets forth all of the material factors considered by the Board of Directors in reaching its decision and recommendation, it may not include all of the factors considered by the Board of Directors, and each director may have considered different factors. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision and recommendation. The decision and recommendation was made after consideration of all of the factors as a whole. The Board of Directors also relied on the experience and expertise of its financial advisor for quantitative analysis of the terms of the reclassification. See "—Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." below.

        In considering the decision and recommendation of the Board of Directors with respect to the reclassification, you should be aware that certain of our directors and executive officers have arrangements that may cause them to have interests in the Transactions that are different from, or are in addition to, the interests of our stockholders generally. See "—Interests of Certain Persons in the Transactions."

Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

        Houlihan Lokey has acted as financial advisor to our Board of Directors in connection with their examination of the reclassification.

  Houlihan Lokey was retained by the Board of Directors:

  (1)
  to advise us and our Board of Directors in connection with the reclassification; and

  (2)
  to render a written opinion as to the fairness, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders) of the reclassification of each share of existing common stock into cash and a number of shares of Class B common stock with an aggregate value of not less than $            .

        We hired Houlihan Lokey based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognized investment banking firm. Houlihan Lokey was paid a fee of $                  for the issuance of its opinion upon delivery of the written opinion to the Board of Directors. Payment of the fee was not conditional on the conclusion reached by Houlihan Lokey in its opinion. We have also agreed to indemnify Houlihan Lokey against potential liabilities arising out of its engagement.

        At the request of our Board of Directors, Houlihan Lokey delivered to the Board of Directors an analysis of the proposed reclassification and its oral fairness opinion on             , 2004. The fairness opinion was subsequently confirmed in writing on            , 2004. The opinion stated that, based upon and subject to the matters set forth in the opinion, the reclassification of each share of existing common stock into cash and a number of shares of Class B common stock with an aggregate value of not less than $            was fair, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders). The full text of the opinion is attached as Annex B to this information statement/prospectus and describes the assumptions made, matters considered, and limits on the scope of the review undertaken by Houlihan Lokey. You are urged to read the opinion carefully and in its entirety.

        Houlihan Lokey's opinion addresses only the fairness, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders) of the reclassification of each share of existing common stock into cash and a number of shares of Class B common stock with an aggregate value of not less than $                      . The opinion does not address the merits of our underlying decision to approve the proposed reclassification.

Effects of the Reclassification

        Business and Operations; Officers and Directors.    We expect that the reclassification will have no material impact on our operations. Following the reclassification, we will continue our current businesses under the Alaska Communications Systems Group, Inc. name. Our Board of Directors and executive officers at the effective time of the reclassification will remain in office following the reclassification. Pro forma consolidated financial statements are included elsewhere in this information statement/prospectus to reflect the material changes in our consolidated financial statements following completion of the reclassification.

        Number of Outstanding Shares.    After the reclassification, we will have three authorized classes of common stock. The IDS public offering and the reclassification (including the effects of the initial Class B exchange) will                the total number of shares of common stock outstanding compared to the number of shares of our existing common stock outstanding prior to the reclassification. As of May 21, 2004, approximately 29,607,542 shares of our existing common stock were outstanding. Following the IDS public offering and the reclassification (including the effects of the initial Class B exchange) we expect that approximately                        shares of our Class A common stock and            shares of our Class B common stock will be outstanding. Following the reclassification, our existing common stock will no longer be quoted for trading on the Nasdaq National Market and will be eligible for termination of registration under the Securities Exchange Act of 1934.

        Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the            , subject to satisfying the minimum listing criteria. The notes represented by the IDSs will not be listed on any exchange. Our shares of Class A common stock will not be listed for separate trading on the                        until the minimum listing criteria on the            are satisfied by our outstanding shares of Class A common stock no longer held in the form of IDSs for a period of 30 consecutive trading days. The minimum listing criteria on                        includes                         . The notes and Class A common stock represented by the IDSs and the Class B common stock will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless they are purchased by affiliates as that term is defined in Rule 144 under the Securities Act; provided, that shares of Class B common stock will not be transferable until the 12th day following completion of the reclassification. See "Description of Our Capital Stock Before and After the Reclassification."

        Effect on Security Prices.    No assurances can be given as to the market prices of the Class B common stock and the IDSs after the Transactions. It is expected that the market prices of the Class B common stock and IDSs after the Transactions will reflect both the different character and structure as well as the different number of IDSs (including shares of our Class A common stock represented by IDSs) and shares of Class B common stock outstanding after the Transactions, as compared to shares of our existing common stock outstanding before the reclassification. In addition, the market prices of the IDSs and the Class B common stock will reflect the substantial changes to our capital structure resulting from the proposed Transactions. The post-reclassification price of an IDS or our Class B common stock will not be correlated with, and may be lower than, the pre-reclassification price of our existing common stock.

Conditions to Completion of the Reclassification

        Completion of the reclassification will be conditioned upon, among other things, (i) the closing of the offerings, (ii) approval by our Board of Directors of the definitive amendments to our certificate of incorporation effecting the reclassification and (iii) approval of the definitive amendments by the consenting stockholders, the holders of more than a majority of our outstanding existing common stock.

Other Amendments to Our Certificate of Incorporation

        Concurrently with the effectiveness of the reclassification, our Board of Directors and the consenting stockholders intend to effect a number of changes to our certificate of incorporation as a result of the significant changes to our ownership and capital structures that will result from our closing of the IDS public offering and the reclassification. Certain of the proposed changes to our certificate of incorporation described below could delay, defer or prevent a third party from acquiring us, despite the possible benefit to stockholders. Our directors and executive officers are personally interested in, and will personally benefit from, adoption of certain of these amendments to our certificate of incorporation. However, the Board of Directors believes that the amendments will enhance our ability to continue to attract and retain highly qualified directors and executive officers and maintain the stability and continuity of our governing documents, our Board of Directors and our management team. These changes will be included in the definitive amendments to our certificate of incorporation that will also effect the reclassification. A copy of the Form of Amended and Restated Certificate of Incorporation reflecting these amendments is attached as Annex A to this information statement/prospectus. The effectiveness of these changes to our certificate of incorporation are conditioned on the effectiveness of the reclassification. See "Description of Our Capital Stock Before and After the Reclassification." Under the terms of our certificate of incorporation and the General Corporation Law of the State of Delaware (DGCL), the proposed amendments to the certificate of incorporation described below require the approval of our Board of Directors and by the holders of a majority of the outstanding shares of our existing common stock. These changes are as follows:

        Applicability of DGCL Section 203.    Under Article IX of our current certificate of incorporation, we have opted not to be governed by to Section 203 of the DGCL. Our Board of Directors and the consenting stockholders intend to authorize an amendment to our certificate of incorporation to explicitly provide that we are governed by Section 203 of the DGCL. As a result of this amendment, Article XII of our Amended and Restated Certificate of Incorporation will read as follows:

    "ARTICLE XII: Effective at the Effective Time, the Corporation shall be governed by Section 203 of the General Corporation Law of the State of Delaware."

        Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date the person became an interested stockholder, unless (i) prior to such date, either the business combination in question or the transaction resulting in such person becoming an interested stockholder is approved by the Board of Directors of the relevant corporation, (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the relevant corporation or (iii) on or after such date the business combination is approved by the Board of Directors of the relevant corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns 15% or more of the relevant corporation's outstanding voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our business and, accordingly, may discourage attempts to acquire us. However, because the proposed reclassification will result in the consenting stockholders no longer owning a majority of our outstanding capital stock, the Board of Directors intends to approve this amendment as it believes that the provisions of Section 203 of the DGCL protect public unaffiliated stockholders from being disadvantaged by a business combination being effected with an interested stockholder without the requisite approval of our Board of Directors or our unaffiliated stockholders.

        Elimination of Action by Written Consent.    Under the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken by stockholders may be taken without a meeting, without notice to all stockholders and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action if it were taken at a meeting of stockholders. Our current certificate of incorporation and by-laws provide for the possibility of such stockholder action by written consent. Our Board of Directors and the consenting stockholders intend to authorize an amendment to our certificate of incorporation to specifically provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders, and the ability of the stockholders to consent in writing to the taking of any action would be specifically denied. As a result of this amendment, Article IX of our Amended and Restated Certificate of Incorporation will read as follows:

    "ARTICLE IX: Any action required or permitted to be taken by the holders of the Common Stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders."

        Proposals for stockholder action typically involve issues important to all stockholders relating to our future. Consequently, our Board of Directors determined that such proposals should be considered at an annual or special meeting of stockholders, following notice to all stockholders, where the issues can be discussed by all interested persons. The Amended and Restated Certificate of Incorporation is designed to achieve this result by requiring all actions that require the approval of stockholders to be considered at a meeting of stockholders. Our Amended and Restated Certificate of Incorporation will provide the Board of Directors with the opportunity to inform stockholders of a proposed action, together with the Board of Director's recommendation or position with respect to a proposed stockholder action, thereby enabling stockholders to better determine whether they desire to attend the stockholder meeting or grant a proxy to the Board of Directors in connection with the disposition of any such business.

        The Board of Directors intends to approve this amendment because it believes it is in the best interests of all stockholders to be informed of any action to be taken by the stockholders, including approval of a business combination, recapitalization or sale of assets. Such transactions that have not been negotiated or approved by the Board of Directors could seriously disrupt our business and management and result in terms which may be less favorable to the stockholders as a whole than would be available in transactions approved by the Board of Directors. Board-approved transactions may be carefully planned and undertaken at an opportune time in order to obtain maximum value for all of our stockholders.

        Conversely, this amendment to our certificate of incorporation may be disadvantageous to stockholders because it may limit their ability to, among other things, amend the by-laws or remove directors pursuant to a written consent. Any such holder or group of holders would have to wait until the annual meeting of stockholders to seek approval for such action. It may also be perceived to be disadvantageous because it could discourage future attempts to acquire control of us even though a majority of stockholders may believe it is in their best interests or that they might receive a substantial premium.

        Supermajority Vote Required for Changes to Our By-laws.    The Board of Directors and the consenting stockholders intend to authorize an amendment to our certificate of incorporation to provide that stockholders may only amend, alter, change or repeal provisions of our by-laws by the affirmative vote of the holders of at least 80% of the shares entitled to vote at an election of directors. As a result of this amendment, ARTICLE XI of our Amended and Restated Certificate of Incorporation will read as follows:

    "ARTICLE XI: Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% in voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal the By-laws of the Corporation or Article V, Article VII, Article X or this Article XI or to adopt any provision inconsistent therewith."

        This Article XI may make it more difficult for stockholders to alter certain provisions of our by-laws The Board of Directors believes that this provision will help to assure the continuity and stability of our governing documents and our company.

        80% Vote to Remove Directors Without Cause.    The Board of Directors and the consenting stockholders intend to authorize an amendment to our certificate of incorporation to provide that members of our Board of Directors may be removed for or without cause, but may be removed

"without cause" only upon the affirmative vote of 80% of the then outstanding shares of our capital stock generally entitled to vote at an election of directors. As a result of this amendment, Article V of our Amended and Restated Certificate of Incorporation will read as follows:

    "ARTICLE V: Except as hereinafter provided, any director or directors may be removed either for or without cause. Directors may be removed for cause at any time by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, at an annual meeting or a special meeting called for the purpose, and the vacancy thus created may be filled, at such meeting, by the affirmative vote of holders of shares constituting a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. Any director or directors may only be removed without cause by the affirmative vote of the holders of 80% of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, at an annual meeting or a special meeting called for the purpose, and the vacancy thus created may be filled, at such meeting, by the affirmative vote of holders of shares constituting a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors."

        The Board of Directors intends to approve this amendment because it believes it is in the best interests of all stockholders for us to benefit from the service of experienced members of the Board of Directors, provided that such directors do not provide cause for removal.

        Supermajority Vote for Certain Changes to Certificate of Incorporation.    The Board of Directors and the consenting stockholders intend to authorize an amendment to our certificate of incorporation to provide that stockholders may only amend, alter, change or repeal certain provisions of our certificate of incorporation by the affirmative vote of the holders of at least 80% of the shares entitled to vote at an election of directors. As a result of this amendment, ARTICLE XI of our Amended and Restated Certificate of Incorporation will read as follows:

    "ARTICLE XI: Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% in voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal the By-laws of the Corporation or Article V, Article VII, Article X or this Article XI or to adopt any provision inconsistent therewith."

        Article V provides for, among other things, the removal of directors for or without cause. Article VII provides for, among other things, terms for amendments to our by-laws. Article X provides for, among other things, indemnification and limitation on liability of directors and officers. This Article XI provides for the requirement of a supermajority vote for certain changes to our certificate of incorporation and for changes to the by-laws, as discussed above.

        This Article XI may make it more difficult to alter certain provisions of our Amended and Restated Certificate of Incorporation. The Board of Directors believes that this provision will help to assure the continuity and stability of our governing documents and our company, as well as enhance our ability to attract and retain highly qualified directors and executive officers.

Approval of Definitive Amendments by the Consenting Stockholders and the Board of Directors

        The reclassification and the other changes to our certificate of incorporation require the approval of the holders of a majority of the outstanding shares of our existing common stock.

        The affiliates of Fox Paine & Company, LLC listed below, or the consenting stockholders, who own approximately 66% of our outstanding existing common stock, have advised us that they currently intend, subject to the conditions described below, to execute a written consent in lieu of a meeting to the definitive amendments to our certificate of incorporation and other corporate actions necessary to implement the reclassification and to effectuate the other changes to our certificate of incorporation.

Name of Consenting Stockholder	Class of Security Beneficially Owned	Number of Shares Beneficially Owned	Percent of Class
Fox Paine & Company, LLC	existing common stock	16,492,802(1)	55.70%
Fox Paine Capital Fund	existing common stock	16,251,658(1)	54.89%
Fox Paine Capital, LLC	existing common stock	19,498,879(1)	65.86%

(1)
Fox Paine Capital, LLC is General Partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P., and the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment IV, LLC, and ALEC Coinvestment Fund V, LLC, and possesses voting and investment power over all shares held by each of these entities. Fox Paine & Company, LLC is the manager of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. Fox Paine & Company, LLC is not the record owner of any shares of our common stock. Directors Fox, Paine and Thorn are principals or employees of Fox Paine and Company, LLC.

        If the consenting stockholders execute the written consent, no other vote or consent of any other stockholder will be necessary to approve the reclassification and the other changes to our certificate of incorporation. The consenting stockholders have informed us that they currently intend to execute the written consent and approve the reclassification and the other changes to our certificate of incorporation if the aggregate consideration to be received by each share of existing common stock equals or exceeds $                  . For these purposes, the aggregate per share consideration to be received will be deemed to equal the amount of cash paid per share in the reclassification plus the value of the shares of Class B common stock issued in respect of each share of existing common stock and the value of a share of Class B common stock shall be deemed to equal the public offering price per IDS in the IDS public offering.

        Similarly, our Board of Directors also currently intends to approve the definitive amendments to our certificate of incorporation, including the amendments effecting the reclassification, if the aggregate consideration received per share of existing common stock in the reclassification, based on the same method for determination of aggregate per share consideration described above, equals or exceeds $                .

        Accordingly, assuming the consenting stockholders execute the written consent, the reclassification and the other changes to our certificate of incorporation will be approved without the vote of any other existing stockholder and we are not seeking written consent from any of our other stockholders. Therefore, you will not be given an opportunity to vote with respect to the proposed reclassification amendments and other corporate changes. Approval of the reclassification is not conditioned upon the favorable vote of a majority of our unaffiliated stockholders.

        Under Rule 14C-2 promulgated under the Securities Exchange Act of 1934, the proposed actions by written consent of the consenting stockholders, including approval of the reclassification and the other amendments to our certificate of incorporation (subject to the conditions described above), cannot take effect until 20 days after this information statement/prospectus is sent to our stockholders. Accordingly, subject to the fulfillment conditions described above, the Board of Directors and the consenting stockholders plan to effect the proposed approvals as soon as possible after such 20-day period by, among other things, filing the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in compliance with applicable Delaware law.

Amendments to Our By-laws

        Simultaneously with completion of the reclassification, our Board of Directors also intends to amend our by-laws to:

  •
  require a stockholder generally to notify us at least 90 but no more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders if the stockholder intends to nominate a person for election as a director at our annual meeting of stockholders; and

  •
  require a stockholder generally to notify us at least 90 but no more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders if the stockholder wishes to properly bring business before the annual meeting of stockholders.

        The proposed amendments to our by-laws described above could delay, defer or prevent a third party from acquiring us, despite the possible benefit to stockholders. Our present directors and executive officers are personally interested in, and will personally benefit from, adoption of the proposed amendments to our by-laws. However, our Board of Directors believes that these amendments will enhance our ability to continue to attract and retain highly qualified directors and officers and maintain the stability and continuity of our governing documents, our Board of Directors and our management team. No other approval is required to effect these amendments to our by-laws.

Interests of Certain Persons in the Transactions

        As of May 21, 2004, our directors and executive officers together beneficially owned 21,683,945 shares of our existing common stock (which also includes the existing common stock beneficially owned by the consenting stockholders and their affiliates), or approximately 69.71% of our existing common stock and the consenting stockholders and their affiliates beneficially owned 19,622,833 shares of our existing common stock, or approximately 66.22% of our existing common stock. Under the reclassification and based on their respective holdings as of May 21, 2004, we estimate that our directors and executive officers will receive approximately $                  in cash (assuming that the IDS public offering is priced at the midpoint in the range of prices for IDSs set forth on the cover page of the prospectus relating to the offerings), approximately            shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs), and that the consenting stockholders and their affiliates will receive approximately $                  in cash (assuming that the IDS public offering is priced at the midpoint in the range of prices for IDSs set forth on the cover page of the prospectus relating to the offerings), shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs), in each case, assuming that any outstanding shares of Class B common stock in excess of 10% of the overall value of our equity capitalization are exchanged into IDSs in the initial Class B exchange on the 12th day after the completion of the reclassification. We have granted the underwriters of the IDS public offering an option to purchase up to            additional IDSs at the offering price of the IDS public offering to cover overallotments in the IDS public offering. Assuming that the underwriters' overallotment option is fully exercised and the Class B redemption is completed using the net proceeds to us of such exercise and the initial Class B exchange is effected, we estimate that after the completion of the reclassification, our directors and executive officers will beneficially own approximately             shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs) and the consenting stockholders will beneficially own approximately            shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs).

        Certain of our directors and executive officers hold options to purchase our existing common stock. As of May 21, 2004, all of our directors and executive officers held options to purchase an aggregate of 3,358,056 shares of our existing common stock under our existing equity incentive plans with a weighted-average exercise price per share of $5.50.

        We, all our executive officers and directors and Fox Paine and some of its affiliates have agreed that, for a period of 180 days from the date of this information statement/prospectus (other than in connection with the redemption or exchange of shares of Class B common stock described under "Description of Our Capital Stock Before and After the Reclassification—Class B Common Stock—Redemption; Exchange") we and they will not dispose of or hedge any IDSs, our Class A common stock, our Class B common stock, or the notes, including the separate notes, or any securities convertible into IDSs, our Class A common stock, our Class B common stock, or the notes, including the separate notes, or securities exchangeable for IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes. All the representatives of the underwriters in the offerings may release any of the securities subject to these lock-up agreements at any time without notice.

        Upon closing of the IDS offering, we will enter into a registration rights agreement with the consenting stockholders pursuant to which the consenting stockholders:

  •
  will have four demand registration rights relating to the shares of Class B common stock and IDSs (and shares of Class A common stock and notes upon a separation of the IDSs) held by them, subject to the requirement that the securities, including any piggyback securities, covered by each demand registration have an aggregate public offering price of at least $    million; provided, however, that the consenting stockholders may exercise a demand right for less than an aggregate public offering price of $    million if such proposed offering is for all of the remaining IDSs held by them; and

  •
  will have an unlimited number of piggyback registration rights relating to the shares of Class B common stock and IDSs (and shares of Class A common stock and notes upon a separation of the IDSs) held by them.

        If the consenting stockholders exercise their demand registration rights, we will file a registration statement or prospectus and undertake an offering in the United States, as requested by the consenting stockholders. These registration rights will be transferable by the consenting stockholders to certain permitted transferees. We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the securities sold, and to indemnify the consenting stockholders and permitted transferees against certain liabilities, including liabilities under the Securities Act of 1933.

        Concurrent with the completion of the Transactions, we have agreed to pay Fox Paine & Company, LLC a transaction advisory fee of $                              in connection with their advice and assistance in structuring and effecting the Transactions and to terminate our management services agreement with Fox Paine & Company, LLC.

        The members of our Board of Directors that are not affiliated with the consenting stockholders have approved our payment to Fox Paine & Company, LLC of the transaction advisory fee referred to above and our entry into the registration rights agreement with the consenting stockholders. In addition, the Board of Directors has received an opinion of its financial advisor, Houlihan Lokey, that the proposed transaction advisory fee for services provided in connection with this transaction and to terminate our management services agreement with Fox Paine & Company, LLC to be paid to Fox Paine & Company, LLC is fair, from a financial point of view, to the holders of our existing common stock (other than the consenting stockholders).

        Messrs. Saul A. Fox and W. Dexter Paine, III are the co-founders, and the Chief Executive Officer and President, respectively, and Mr. Wray T. Thorn is a Director of Fox Paine & Company, LLC, an affiliate of the consenting stockholders. Each of Messrs. Fox, Paine and Thorn are members of our Board of Directors.

        Approval of the reclassification is not conditioned upon the favorable vote of a majority of our unaffiliated stockholders.

Financing the Reclassification

        We intend to finance the reclassification with a portion of the proceeds of the public offering of our IDSs and the separate notes and from available cash.

        The following table illustrates the estimated sources of and uses for the funds for the Transactions, assuming the reclassification occurred as of March 31, 2004, and the underwriters of the IDS public offering do not exercise their overallotment option. Actual amounts may differ.

Sources	Amount	Uses	Amount
	(in millions)		(in millions)
Cash on hand	$	Repayment of existing credit facility (1)	$
IDSs and separate notes offered in the public offering
Cash to existing stockholders (2)
Purchase of interest rate swap arrangements (3)
Transaction fees and expenses (4)
Total sources	$	Total uses	$

(1)
Represents outstanding balance under our existing credit facility as of March 31, 2004, including approximately $    million of accrued interest.

(2)
Represents $        per share paid to the existing holders of our common stock in connection with the reclassification.

(3)
Concurrently with the closing of the offerings, we will enter into interest rate swap arrangements with one or more financial institutions. See "Description of Other Indebtedness—Interest Rate Swap Arrangements."

(4)
Includes an estimated $    million of discounts and commission received by the underwriters in connection with the offerings, approximately $    million in fees payable to the lenders under our new revolving credit facility and approximately $    million in fees of financial and other advisors.

        If the underwriters elect to exercise all or a portion of the overallotment option they have been granted in connection with the IDS public offering, we will use the net proceeds from the resulting sale of IDSs to undertake a pro rata redemption of a portion of our outstanding shares of Class B common stock issued in the reclassification. See "Description of Our Capital Stock Before and After the Reclassification—Class B Common Stock—Redemption; Exchange" for more information.

Material U.S. Federal Income Tax Considerations

        The following discussion, insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, as to the material U.S. federal income tax considerations, as of the date hereof, associated with the receipt of cash, Class B common stock and IDSs in the reclassification (together with the Class B redemption and initial Class B exchange) and the ownership and disposition of Class B common stock and IDSs following the reclassification by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This opinion is based in part on facts described in this prospectus and various other factual assumptions, representations and determinations (including those described below). Any alteration of such facts could adversely affect such opinion. Except where noted, this discussion deals only with existing common stock, Class B common stock and IDSs held as capital assets by holders who receive Class B common stock in the reclassification and IDSs in the initial Class B exchange. The discussion may not be applicable with respect to existing common stock acquired as compensation, including existing common stock acquired upon the exercise of options or existing common stock held under the Company's employee benefit plans. Moreover, the discussion is not applicable to holders who own, or who are related within the meaning of Section 318 of the Internal Revenue Code of 1986, as amended (the "Code"), to holders who own employee stock options of the Company. Furthermore, this discussion does not address special situations, such as those of:

  •
  dealers in securities or currencies,

  •
  financial institutions,

  •
  regulated investment companies,

  •
  real estate investment trusts,

  •
  tax-exempt entities,

  •
  insurance companies,

  •
  persons holding existing common stock, Class B common stock or IDSs as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

  •
  persons liable for alternative minimum tax,

  •
  investors in pass-through entities, or

  •
  U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar.

        Furthermore, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

        A "U.S. Holder" means a holder that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds existing common stock, Class B common stock or IDSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding existing common stock, Class B common stock or IDSs, we urge you to consult your own tax advisor.

        No statutory, administrative or judicial authority directly addresses the treatment of the reclassification or IDSs or instruments similar to IDSs for U.S. federal income tax purposes. As a result, we cannot assure you that the Internal Revenue Service (the "IRS") or the courts will agree with the tax consequences described herein. A different treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of the reclassification, the Class B redemption, the initial Class B exchange and the final Class B exchange and an investment in the Class B common stock and the IDSs, and, in the case of Non-U.S. Holders (as defined below) of IDSs, could subject such holders to U.S. federal withholding or estate taxes with regard to the notes in the same manner as they will be with regard to our common stock. Payments to Non-U.S. Holders would not be grossed-up for any such taxes. In addition, a different treatment could result in the loss by us of all or part of the deduction for interest paid on the notes. We urge you to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the reclassification (together with the Class B redemption and the initial Class B exchange) and of owning and disposing of the Class B common stock and IDSs, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

The Reclassification

  General Treatment

        The precise U.S. federal income tax treatment of the reclassification (together with the Class B redemption and the initial Class B exchange) to you is uncertain under current law. Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the reclassification (together with the Class B redemption and initial Class B exchange) should be treated as a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Code, and based on such opinion the Company intends to treat and report the transaction in this manner. There can be no assurance, however, that the IRS or a court will agree with such characterization. An alternative characterization of the reclassification could result in materially different U.S. federal income tax consequences to you.

        The reclassification (together with the Class B redemption and initial Class B exchange) should not be treated as a taxable transaction to the Company.

        Although not entirely clear, the receipt of cash, Class B common stock and IDSs in the reclassification, the Class B redemption and the initial Class B exchange should be treated as a single integrated transaction for U.S. federal income tax purposes. In such case, you would be treated as exchanging your existing common stock for (i) the cash received in the reclassification and in any Class B redemption (the "cash consideration"), (ii) the shares of Class B common stock held following any Class B redemption and the initial Class B exchange (the "Class B consideration") and (iii) IDSs received in the initial Class B exchange (the "IDS consideration"). You would realize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the cash consideration, (B) the fair market value of the Class B consideration and (C) the fair market value of the IDS consideration and (ii) your tax basis in your existing common stock exchanged in the reclassification. Gain realized in the reclassification generally would be recognized only to the extent of the sum of the cash consideration and the fair market value of the notes underlying the IDS consideration (the "nonstock consideration"). Any loss you realize as a result of the reclassification generally would not be recognized for U.S. federal income tax purposes.

        Your aggregate tax basis in the Class B common stock and the Class A common stock underlying the IDS consideration should be equal to your tax basis in your existing common stock exchanged in the reclassification, increased by the amount of any gain that you recognize and decreased by the nonstock consideration that you receive. Such tax basis should be apportioned between the Class B common stock and the Class A common stock underlying the IDS consideration in accordance with their respective fair market values. Your holding period in the Class B common stock and the Class A common stock underlying the IDS consideration should generally include the holding period of your existing common stock exchanged in the reclassification (together with the Class B redemption and the initial Class B exchange). Your tax consequences of the reclassification (together with the Class B redemption and the initial Class B exchange) must be determined separately for each block of existing common stock (i.e., existing common stock acquired at the same time in a single transaction).

        Your tax basis in the notes underlying the IDS consideration should be equal to their fair market value. Your holding period in the notes underlying the IDS consideration should generally begin on the date after your receipt of the IDSs in the initial Class B exchange.

  Capital Gains

        The character of any gain you recognize as a result of the reclassification may, in certain circumstances, depend upon whether your receipt of nonstock consideration in the transaction has the effect of a distribution of a dividend under Section 356(a)(2) of the Code, in which case your recognized gain would be treated as a dividend to the extent paid out of your ratable share of our accumulated earnings and profits, or is instead treated as a sale or exchange of your existing common stock to the Company, in which case your recognized gain would be treated as capital gain. Under the principles of Section 302 of the Code, your recognized gain should be treated as capital gain, rather than as a dividend, if the reclassification is (i) in complete redemption of all of the stock of the Company you own, (ii) "not essentially equivalent to a dividend" or (iii) "substantially disproportionate" with respect to you (collectively, the "Section 302 tests"). In applying the foregoing Section 302 tests, the constructive ownership rules of Section 318 of the Code apply in comparing your ownership interest in the Company both before and after the reclassification. Under these constructive ownership rules, you are deemed to own stock actually owned (and in some cases constructively owned) by certain related individuals and entities, and you also are deemed to own stock that may be acquired by such related individuals or entities, directly or by exercising an option (including an employee stock option). Moreover, the Section 302 tests are applied after taking into account any related transactions undertaken by you pursuant to a single integrated plan. Thus, dispositions of existing common stock prior to the reclassification and dispositions or acquisitions of Class B common stock or IDSs contemporaneous with or after the reclassification that are part of a plan with respect to your ownership of Company stock following the reclassification (including, without limitation, the Class B redemption, the initial Class B exchange and any purchase of IDSs by you pursuant to the initial offering of IDSs) may be taken into account in applying the principles of Section 302.

        In order for the receipt of nonstock consideration pursuant to the reclassification to be treated as "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in your percentage ownership of the stock of the Company. This determination requires that you compare your percentage ownership in the Company (including stock owned constructively) before the reclassification with your percentage ownership in the Company (including stock owned constructively) after the reclassification (including the Class B redemption and the initial Class B exchange). In this regard, the IRS has indicated in published rulings that a reduction in the percentage interest of a public company stockholder whose relative stock interest is minimal (an interest of less than 1% of the outstanding existing common stock should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a meaningful reduction in such stockholder's interest.

        In addition, a reduction in your percentage ownership of Company stock as a result of receiving nonstock consideration pursuant to the reclassification should be "substantially disproportionate" if you own less than 50% of the total voting power of the Company stock immediately after the reclassification (including the Class B redemption and the initial Class B exchange) and the percentage of the voting power and value of the Company stock actually and constructively owned by you immediately after the reclassification (including the Class B redemption and the initial Class B exchange) is less than 80% of the voting power and the value, respectively, of the stock of the Company actually or constructively owned by you immediately before the reclassification.

        If your receipt of nonstock consideration satisfies either the "not essentially equivalent to a dividend" or the "substantially disproportionate" tests (described above) or is treated as a complete redemption of all of your existing common stock, then the gain you are treated as recognizing in the reorganization should generally be treated as capital gain. Capital gains of individuals derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation.

  Dividends

        If your receipt of nonstock consideration pursuant to the reclassification does not satisfy any of the Section 302 tests described above, then the gain that you recognize should generally be treated as a dividend to the extent paid out your ratable share of the Company's accumulated earnings and profits (as determined under U.S. federal income tax principles). The remainder of any gain should be treated as capital gain from the sale or exchange of your existing common stock. We currently do not anticipate having any accumulated earnings and profits at the time of the reclassification. Therefore, any gain that you recognize in the reclassification is expected to be treated as capital gain from the sale or exchange of your existing common stock.

  Alternative Characterization

        As discussed above, there is uncertainty regarding the precise treatment of the reclassification to you for U.S. federal income tax purposes, and it is possible that alternative characterizations of the transaction could be adopted including the treatment of the reclassification, the Class B redemption and initial Class B exchange as other than a single integrated transaction for U.S. federal income tax purposes. In addition, there is uncertainty regarding the proper characterization of the Class B common stock for U.S. federal income tax purposes. An alternative characterization of the reclassification (together with the Class B redemption and the initial Class B exchange) or the Class B common stock could result in you recognizing a different amount of gain or loss and change the character of your gain or loss and your tax basis in your Class B common stock and Class A common stock and notes underlying the IDS consideration.

We urge you to consult your tax advisor as to the particular consequences of the reclassification, the Class B redemption and the initial Class B exchange that may be applicable to you, including the application of state, local and foreign tax laws.

IDSs

  Ownership of IDSs

        It is our counsel's opinion that your ownership of IDSs received in the initial Class B exchange should be treated for U.S. federal income tax purposes as ownership of the shares of our Class A common stock and the notes underlying the IDSs. Accordingly, we intend to treat the acquisition of IDSs in this manner, and, by owning IDSs, you will agree to adopt such treatment for tax reporting purposes. However, there is no authority that directly addresses the tax treatment of securities with terms substantially similar to the terms of the IDSs (i.e. securities structured as a unit consisting of notes and common stock). In light of this absence of direct authority, neither we nor our counsel can conclude with certainty that your ownership of IDSs will be treated for U.S. federal income tax purposes as ownership of the shares of our common stock and the notes underlying the IDSs. If such treatment is not respected, ownership of IDSs may be treated as ownership of only our stock, in which case the notes would be treated as equity rather than debt for U.S. federal income tax purposes. See "Notes—Characterization of Notes." The remainder of this discussion assumes that your ownership of IDSs received in the initial Class B exchange will be treated as ownership of shares of our Class A common stock and notes.

        You will have a separate tax basis in the Class A common stock and the notes underlying the IDSs. Your tax basis in the Class A common stock and notes underlying the IDSs should be as described above under "The Reclassification—General Treatment." With respect to the IDSs sold in the IDS public offering, we will report the initial fair market value of each share of Class A common stock as $    and the initial fair market value of each note as $      . We will make a separate allocation of the fair market value of each share of Class A common stock and each note underlying the IDSs, with respect to the IDSs issued in the initial Class B exchange. It is expected that the notes underlying the IDSs issued in the initial Class B exchange will have the same "issue price," for purposes of determining original issue discount, as the notes underlying the IDSs issued in the IDS public offering and by receiving IDSs, you will agree to such allocations and that you will not take a contrary position for any purpose, including tax reporting purposes. If our allocation made with respect to the IDSs sold in the IDS public offering is not respected, it is possible that the notes will be treated as having been issued with original issue discount or amortizable bond premium. In addition, the notes underlying the IDSs you receive in the initial Class B exchange could be treated as having market discount or as having amortizable bond premium. You generally would have to include such original issue discount in income in advance of the receipt of cash attributable to that income, and would be able to elect to amortize bond premium over the remaining term of the notes. You are urged to consult your tax advisor regarding the specific tax consequences to you of any market discount or amortizable bond premium that may arise in connection with the notes underlying the IDSs. The remainder of this discussion assumes that these allocations of the fair market value of each IDS between Class A common stock and notes in the IDS public offering and the initial Class B exchange will be respected.

  Separation and Recombination

        If you separate an IDS into a share of Class A common stock and a note or recombine a share of Class A common stock and a note to form an IDS, you generally will not recognize gain or loss upon the separation of an IDS or a recombination of a share of Class A common stock and note into an IDS. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the share of Class A common stock and the note, and your tax basis in the share of Class A common stock and the note will not be affected by the separation or recombination.

Notes

  Characterization of Notes

        Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the notes should be treated as debt for U.S. federal income tax purposes, and based upon that opinion, we believe that the notes should be so treated. The underwriters in the public offering of IDSs have also received an opinion from their counsel, Shearman & Sterling LLP, that the notes should be treated as debt for U.S. federal income tax purposes. Such opinions are based on customary representations and determinations, which are discussed in more detail in the following paragraphs, and such opinions are not binding on the IRS or the courts, which could disagree. We and, by acquiring notes in the form of an IDS, each holder agrees to treat the notes as our indebtedness for all purposes. Assuming such treatment is respected, stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

        The determination of whether an instrument is treated as debt or equity for U.S. federal income tax purposes is based on all relevant facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no one factor being dispositive) that are intended to identify the economic substance of the investor's interest in the corporation. Our determination that the notes should be treated as debt for U.S. federal income tax purposes, and the opinions of counsel to this effect referred to above, rely upon certain representations and determinations by us and Houlihan Lokey, an independent appraisal firm, including, without limitation, representations and determinations substantially to the effect that:

  •
  the term, interest rate and other material provisions of the notes are commercially reasonable and are substantially similar to the terms to which an unrelated third party lender, not otherwise owning equity in the Company, bargaining at arm's length would reasonably agree;

  •
  after giving effect to the reclassification, the aggregate principal amount of the notes and other indebtedness of the Company and its subsidiaries in relation to the aggregate amount of the Company's capital is commercially reasonable under the circumstances;

  •
  we expect to pay the principal and interest on the notes in full in accordance with their terms; and

  •
  the ratio of the aggregate outstanding indebtedness of the Company and its subsidiaries to the fair market value of the Company's equity following the transactions will not exceed      to 1.

        In light of the representations and determinations described and referred to above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the notes, we (and our counsel) are of the view that the notes should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities with terms substantially similar to the terms of the notes or the IDSs (i.e., securities structured as a unit consisting of notes and common stock). In light of this absence of direct authority, neither we nor our counsel can conclude with certainty that the notes will be treated as debt for U.S. federal income tax purposes.

        If the notes were treated as equity rather than debt for U.S. federal income tax purposes, then the stated interest on the notes would generally be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles), and interest on the notes would not be deductible by us for U.S. federal income tax purposes. Our inability to deduct interest on the notes could materially increase our taxable income and, thus, our U.S. federal income tax liability. This would reduce our after-tax cash flow, thereby adversely affecting our ability to make payments on the notes and the common stock. In addition, as discussed below under "Consequences to Non-U.S. Holders—Class A Common Stock," Non-U.S. Holders could be subject to withholding or estate taxes with regard to the notes in the same manner as they will be with regard to our common stock. We would also be liable for withholding taxes on any interest payments previously made by us to Non-U.S. Holders that are recharacterized as dividends for U.S. federal income tax purposes. In addition, if the notes were treated as equity, the U.S. federal income tax consequences to you of your receipt of IDSs in the initial Class B exchange and the final Class B exchange could be affected. See "The Reclassification—General Treatment" above and "Final Class B Exchange" below.

        Except where stated otherwise, the discussion of the consequences to U.S. Holders and Non-U.S. Holders described below assumes the notes will be respected as debt.

  Sale, Exchange or Retirement of Notes

        Upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the note underlying the IDS. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the portion of the proceeds allocable to your note (less an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis in the note. Your tax basis in a note generally will be determined as described above under "The Reclassification—General Treatment" and will be reduced by any payments of principal on the notes. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

  Additional Issuances

        Subsequently issued notes may be issued with original issue discount if they are issued at a discount to their face value. Original issue discount is generally the excess, if any, of the stated redemption price at maturity of a note over its issue price. If this difference satisfies the statutory definition of de minimis there is no original issue discount for U.S. federal income tax purposes. The U.S. federal income tax consequences to you of the subsequent issuance of notes with original issue discount (or any issuance of notes thereafter) upon a subsequent offering by us of notes or IDSs, including issuances of IDSs in the final Class B exchange, are unclear. The indenture governing the notes will provide that, in the event there is a subsequent issuance of notes with a new CUSIP number (which will occur in connection with an issuance of notes with original issue discount and any issuance of notes thereafter) having terms that are otherwise identical (other than issuance date) in all material respects to the notes underlying the IDSs, each holder of notes or IDSs, as the case may be, agrees that a portion of such holder's notes will be exchanged for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, immediately following such subsequent issuance, each holder of subsequently issued notes, held either as part of IDSs or separately, and each holder of existing notes, held either as part of IDSs or separately, will own an inseparable unit composed of a proportionate percentage of both the old notes and the newly issued notes. Because a subsequent issuance will affect the notes in the same manner, regardless of whether these notes are held as part of IDSs or separately, the combination of notes and shares of Class A common stock to form IDSs, or the separation of IDSs, should not affect your tax treatment.

        Whether the receipt of subsequently issued notes in exchange for previously issued notes in this automatic exchange constitutes a taxable exchange for U.S. federal income tax purposes depends on whether the subsequently issued notes are viewed as differing materially from the notes exchanged. Due to a lack of applicable guidance, it is unclear whether the subsequently issued notes would be viewed as differing materially from the previously issued notes for this purpose and, accordingly, our counsel is unable to agree on this issue. Consequently, it is unclear whether an exchange of notes for subsequently issued notes results in a taxable exchange for U.S. federal income tax purposes, and it is possible that the IRS might successfully assert that such an exchange should be treated as a taxable exchange.

        If the IRS successfully asserted that an automatic exchange following a subsequent issuance is a taxable exchange, an exchanging holder would generally recognize gain or loss in an amount equal to the difference between the fair market value of the subsequently issued notes received and such holder's adjusted tax basis in the notes exchanged. See "Notes—Sale, Exchange or Retirement of Notes." It is also possible that the IRS might successfully assert that any such loss should be disallowed under the wash sale rules, in which case the holder's basis in the subsequently issued notes would be increased to reflect the amount of the disallowed loss. In the case of a taxable exchange, a holder's initial tax basis in the subsequently issued notes received in the exchange would be the fair market value of such notes on the date of exchange (adjusted to reflect any disallowed loss) and a holder's holding period in such notes would begin on the day after such exchange.

        Regardless of whether a subsequent issuance of notes with original issue discount results in a taxable exchange, such issuance may increase the amount of original issue discount, if any, that you are required to accrue with respect to the notes. Following any subsequent issuance of notes with original issue discount (or any issuance of notes thereafter) and resulting exchange we (and our agents) will report any original issue discount on any subsequently issued notes ratably among all holders of notes and IDSs, and each holder of notes and IDSs will, by purchasing IDSs, agree to report original issue discount in a manner consistent with this approach. Consequently, holders that acquire notes in this offering may be required to report original issue discount as a result of a subsequent issuance (even though they acquired notes having no original issue discount). This will generally result in such holders reporting more interest income over the term of the notes than they would have reported had no such subsequent issuance occurred, and any such additional interest income will be reflected as an increase in the tax basis of the notes, which will generally result in a capital loss (or reduced capital gain) upon a sale, exchange or retirement of the notes. However, the IRS may assert that any original issue discount should be reported only to the persons that initially acquired such subsequently issued notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the notes held by such holder have original issue discount. Any of these assertions by the IRS could create significant uncertainties in the pricing of IDSs and notes and could adversely affect the market for IDSs and notes. You would be required to include any original issue discount in income as ordinary income as it accrues, in advance of the receipt of cash attributable to such income.

        It is possible that notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have "significant original issue discount" and thus be classified as "applicable high yield discount obligations." If any such notes were so classified, a portion of the original issue discount on such notes could be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equityholders.

        Due to the complexity and uncertainty surrounding the U.S. federal income tax treatment of subsequent issuances and exchanges of notes, prospective investors are urged to consult their tax advisors regarding the applicable tax consequences to them in light of their particular circumstances.

Class A Common Stock

  Dividends

        The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includible in your gross income as ordinary income. Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares, and then as gain from the sale or exchange of shares of our Class A common stock. Under recently enacted legislation, dividends paid through 2008 will generally be taxed to you at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied.

  Sale or Exchange of Class A Common Stock.

        Upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged or disposed of the shares of our Class A common stock underlying the IDS. Upon the sale, exchange or other disposition of shares of our Class A common stock, you will recognize capital gain or loss in an amount equal to the difference between the portion of the proceeds allocable to your shares of Class A common stock and your tax basis in the shares of Class A common stock. Your tax basis in the shares of Class A common stock generally will be as described above under "The Reclassification—General Treatment." As discussed above, capital gains of individuals derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Class B Common Stock

  Dividends

        The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includible in your gross income as ordinary income. Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares, and then as gain from the sale or exchange of shares of our Class B common stock. Under recently enacted legislation, dividends paid through 2008 will generally be taxed to you at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied.

  Sale or Exchange of Class B Common Stock.

        Upon the sale, exchange or other disposition of shares of Class B common stock, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your tax basis in the shares of Class B common stock. Your tax basis in the shares of Class B Common stock generally will be as described above under "The Reclassification—General Treatment." As discussed above, capital gains of individuals derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

  Final Class B Exchange

        All of your Class B common stock held following any Class B redemption and the initial Class B exchange will be converted into IDSs on the second anniversary of the IDS public offering, provided no default or event of default under any indebtedness of the Company or any of its subsidiaries is then in effect. In the event that a default or event of default under any indebtedness of the Company or any of its subsidiaries is in effect on the second anniversary of the IDS public offering, the final Class B exchange will occur only at the time such default is cured or otherwise ceases to exist.

        It is expected that the final Class B exchange will be treated as a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Code.

        In such case, you should realize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the IDSs you receive in the final Class B exchange and (ii) your tax basis in your Class B common stock exchanged for the IDSs. Gain realized in the final Class B exchange generally would be recognized only to the extent of the fair market value of the notes underlying the IDSs that you receive in the final Class B exchange. Any loss you realize as a result of the final Class B exchange generally would not be recognized for U.S. federal income tax purposes.

        Your tax basis in the Class A common stock underlying the IDS units should be equal to your tax basis in your Class B common stock converted into IDSs, increased by the amount of any gain that you recognize and decreased by the fair market value of the notes underlying the IDSs that you receive in the final Class B exchange. Your tax basis in the notes underlying the IDSs will be equal to their fair market value (determined as of the date of the final Class B exchange).

        As more fully described above under "The Reclassification—Capital Gains," the character of any gain you recognize as a result of the final Class B exchange will depend upon whether your receipt of the notes underlying the IDSs in the final Class B exchange has the effect of a distribution of a dividend under Section 356(a)(2) of the Code, in which case your recognized gain would be treated as a dividend to the extent paid out of your ratable share of the Company's accumulated earnings and profits, or is instead treated as a sale or exchange of your Class B common stock to the Company, in which case your recognized gain should be treated as capital gain.

        The preceding discussion assumes that your ownership of IDSs received in the final Class B exchange will be treated as ownership of shares of Class A common stock and the notes underlying the IDSs, and that such notes are properly characterized as debt for U.S. federal income tax purposes, as described above. See "IDSs—Ownership of IDSs" and "Notes—Characterization of Notes." If the IDSs are not so treated, then the U.S. federal income tax consequences may differ significantly from the treatment described herein.

We urge you to consult your tax advisor as to the particular consequences of the final Class B exchange that may be applicable to you, including the application of state, local and foreign laws.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to U.S. Holders, other than certain exempt recipients (such as corporations), upon your receipt of nonstock consideration in the reclassification, the Class B redemption, the initial Class B exchange and the final Class B exchange, on the payments of principal, interest and dividends and on the proceeds from the sale of Class B common stock, IDSs, our notes and Class A common stock. Backup withholding tax will generally apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

        The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

  •
  U.S. expatriates,

  •
  "controlled foreign corporations,"

  •
  "passive foreign investment companies,"

  •
  "foreign personal holding companies,"

  •
  corporations that accumulate earnings to avoid U.S. federal income tax, and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

General Treatment of the Reclassification

        As discussed above under "Consequences to U.S. Holders—The Reclassification—General Treatment" the precise treatment of the reclassification (together with the Class B redemption and the initial Class B exchange) to you is uncertain under current law. Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the reclassification together with the Class B redemption and initial Class B exchange) should be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, and based on such opinion the Company intends to treat and report the transaction in this manner. To the extent that any gain you recognize in the reclassification is treated as capital gain under the rules described above under "Consequences to U.S. Holders—The Reclassification" you generally will not be subject to U.S. federal income tax with respect to such gain unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

  •
  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        To the extent that any gain you recognize in the reclassification (together with the Class B redemption and the initial Class B exchange) is treated as a dividend under the rules described above under "Consequences to U.S. Holders—The Reclassification," such amounts generally would be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. We currently do not anticipate having any accumulated earnings and profits (as determined under U.S. federal income tax principles) at the time of the reclassification and, therefore, do not expect any gain recognized in the reclassification to be treated as a dividend.

We urge you to consult your tax advisor as to the particular consequences of the reclassification, the Class B redemption and the initial Class B exchange that may be applicable to you, including the application of state, local and foreign laws.

Notes

  Characterization of Notes

        As discussed above under "Consequences to U.S. Holders—Notes—Characterization of Notes," we believe that the notes should be treated as debt for U.S. federal income tax purposes. However, no ruling on this issue has been requested from the IRS and thus there can be no assurance that such a position would be sustained if challenged by the IRS. If the notes were treated as equity rather than debt for U.S. federal income tax purposes, then the notes would generally be treated in the same manner as shares of our Class A common stock as described below under "Class A Common Stock," and payments on the notes would be subject to U.S. federal withholding taxes. Payments to Non-U.S. Holders would not be grossed-up on account of any such taxes. In addition, we would be liable for withholding taxes on any interest payments previously made by us to Non-U.S. Holders that are recharacterized as dividends for U.S. federal income tax purposes. The remainder of this discussion assumes that the characterization of the notes as debt for U.S. federal income tax purposes will be respected.

  U.S. Federal Withholding Tax

        Subject to the discussion below concerning backup withholding, no withholding of U.S. federal income tax should be required with respect to the payment of principal or interest on a note owned by you under the "portfolio interest rule," provided that:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury regulations thereunder,

  •
  you are not a controlled foreign corporation that is related to us through stock ownership,

  •
  you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code, and

  •
  you satisfy the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code, as amended and the Treasury regulations thereunder.

        To satisfy the requirement referred to in the final bullet above, you, or a financial institution holding the note on your behalf, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that you are not a U.S. person. Currently, these requirements will be met if (1) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN), or (2) a financial institution holding the note on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes our paying agent with a copy thereof. The statement requirement referred to in the final bullet above may also be satisfied with other documentary evidence with respect to a note held in an offshore account or through certain foreign intermediaries.

        If you cannot satisfy the requirements of the "portfolio interest rule" described in the bullets above, payments of interest (including payments in respect of original issue discount) made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

  •
  IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty, or

  •
  IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

        Alternative documentation may be applicable in special situations, such as in the case of non-U.S. governments or flow-through entities organized under non-U.S. law.

  U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), you, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

  Sale, Exchange or Retirement of Notes

        Upon the sale, exchange, retirement or other disposition of IDSs, you will be treated as having sold, exchanged, retired or disposed of the note represented by the IDSs. Any gain realized upon the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States, or if certain tax treaties apply, is attributable to your U.S. permanent establishment, or

  •
  you are an individual, you are present in the U.S. for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

  U.S. Federal Estate Tax

        A note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax, provided that any payment to such individual on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the rules described above under "U.S. Federal Withholding Tax" without regard to the statement requirement described therein.

Class A Common Stock

  Dividends

        Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States or, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

  •
  complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty or

  •
  if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

        Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  Sale or Exchange of Class A Common Stock

        Upon the sale, exchange, retirement or other disposition of IDSs, you will be treated as having sold, exchanged or disposed of the shares of Class A common stock underlying the IDSs. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our Class A common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

  •
  you are an individual, you are present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other conditions are met, or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

  U.S. Federal Estate Tax

        Shares of our Class A common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Class B Common Stock

  Dividends

        Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States or, if certain tax treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

  •
  complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty or

  •
  if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

        Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  Sale or Exchange of Class B Common Stock

        Upon the sale, exchange or other disposition of shares of Class B common stock, you generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our Class B common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment,

  •
  you are an individual, you are present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other conditions are met, or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

  U.S. Federal Estate Tax

        Shares of our Class B common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Final Class B Exchange

        As discussed above under "Consequences to U.S. Holders—Final Class B Exchange," all of your Class B common stock held following any Class B redemption and the initial Class B exchange generally will be converted on the second anniversary of the closing of the IDS public offering into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of Shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS. It is expected that such conversion would be treated as as a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Code.

        To the extent that any gain you recognize in the final Class B exchange is treated as capital gain under the rules described above under "Consequences to U.S. Holders—The Reclassification" you generally will not be subject to U.S. federal income tax with respect to such gain unless you are at such times described in any of the three bullets as discussed above under "General Treatment of the Reclassification," in which case the U.S. federal income tax consequences of the final Class B exchange to you should be as described in such section.

        To the extent that any gain you recognize in the final Class B exchange is treated as a dividend under the rules described above under "Consequences to U.S. Holders—The Reclassification," such amounts generally would be subject to withholding as described above under "General Treatment of the Reclassification."

        We urge you to consult your tax advisor as to the particular consequences of the final Class B exchange that may be applicable to you, including the application of state, local and foreign laws.

Information Reporting and Backup Withholding

        The amount of interest payments and dividends paid to you and the amount of tax, if any, withheld with respect to such payments will be reported annually to the Internal Revenue Service on IRS Form 1042-S. Copies of the information returns reporting such interest payments, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

        In general, backup withholding will be required with respect to payments made by us or any paying agent to you, unless a statement described in the fourth bullet under "Notes—U.S. Federal Withholding Tax" has been received (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person).

        Information reporting and, depending on the circumstances, backup withholding will generally apply to your receipt of nonstock consideration in the reclassification, the Class B redemption, the initial Class B exchange and the final Class B exchange, on the payments of principal, interest and dividends and on the proceeds from the sale of Class B common stock, IDSs, our notes and Class A common stock, in each case, within the United States or conducted through U.S.-related financial intermediaries unless a statement described in the fourth bullet under "Notes—U.S. Federal Withholding Tax" has been received (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

 THE RECLASSIFICATION

General

        Subject to the satisfaction of the conditions to the completion of the reclassification, including (i) the closing of the offerings, (ii) approval by our Board of Directors of the definitive amendments to our certificate of incorporation effecting the reclassification and (iii) approval of the definitive amendments by the consenting stockholders, the holders of a majority of our outstanding existing common stock, at the effective time of the reclassification, each outstanding share of our existing common stock will be reclassified into cash and shares of our Class B common stock. The reclassification will become effective upon the filing of the relevant certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware.

What Our Stockholders Will Receive

        As a result of the reclassification, each share of our existing common stock will be converted into the right to receive:

  •
  an amount of cash to be determined at the time of the IDS public offering described below, and

  •
  a number of shares of our Class B common stock to be determined at the time of the pricing of the IDS public offering described below.

        Pursuant to the Class B redemption, each share of Class B common stock to be issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the closing of the IDS public offering from the net proceeds received by us from the sale of additional IDSs upon exercise of the overallotment option granted to the underwriters in the IDS public offering. Pursuant to the initial Class B exchange, at the 12th day after the closing of the IDS public offering, any outstanding shares of our Class B common stock (including any shares remaining outstanding as a result of a non-exercise or partial exercise of the overallotment option) in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical, other than the potential tax and bankruptcy implications associated with original issue discount to those sold in the IDS public offering. Pursuant to the final Class B exchange, on the second anniversary of the closing of the IDS public offering any remaining outstanding shares of Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS if, at such date, there is not a default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the closing of the IDS public offering, the Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS at the time such default is cured or otherwise ceases to exist. Any such exchange will be based on a ratio of one IDS per share of Class B common stock so exchanged. This ratio will be proportionally adjusted for stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such exchange. In the event of a mandatory redemption of 100% of the notes comprising IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDSs, on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

        See "Description of Our Capital Stock Before and After the Reclassification."

        Each IDS will represent:

  •
  one share of our Class A common stock; and

  •
  $            principal amount of our      % senior subordinated notes due 2019.

        The IDSs to be issued to our existing stockholders in exchange for their shares of Class B common stock in the initial Class B exchange and the final Class B exchange will be identical, other than the potential tax and bankruptcy implications associated with original issue discount to those we issue in the IDS public offering. See "Description of the IDSs."

Fractional Shares

        In connection with the reclassification, we will not issue any fractional shares of Class B common stock. In lieu of issuing any such fractional shares, each holder of existing common stock who would otherwise have been entitled to a fraction of a share of Class B common stock upon surrender of their existing common stock will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by a dollar amount equal to the net proceeds to us per IDS sold in the IDS public offering.

        Only whole shares of Class B common stock will be redeemed in the Class B redemption. Any fraction of a share of Class B common stock that otherwise would be eligible for redemption after application of the proration factor applicable to the Class B redemption will be rounded down to the nearest whole number of Class B common shares. Similarly, only whole shares of Class B common stock will be exchanged in the initial Class B exchange, and any fraction of a share of Class B common stock that otherwise would be eligible for exchange after application of the proration factor applicable to the initial Class B exchange will be rounded down to the nearest whole number of Class B common shares.

Record Date

        The record date for determining the holders of record of our existing common stock for the reclassification will be the close of business on the date on which the reclassification is completed.

Offerings

        We are currently engaged in a public offering of our IDSs and a separate public offering of our notes. We will use a portion of the proceeds of the offerings, together with cash on hand, to make the cash payment to our existing stockholders in connection with the reclassification. The price at which the IDSs will be initially offered to the public in the IDS public offering and the price at which the separate notes will be initially offered to the public in the public note offering has not yet been determined, but will be determined at the pricing date of the offerings and will be the result of negotiations between us and the underwriters for the offerings. The cash amount and the number of shares of Class B common stock issued in the reclassification will be determined at the date of the pricing of the offerings. The offerings are expected to be closed as soon as commercially practicable after the mailing of this information statement/prospectus, but in no event less than 20 calendar days after such mailing.

Announcement of Final Terms of the Reclassification; Announcement Date

        On the business day following the pricing date of the offerings, we will:

  •
  issue a press release setting forth certain information (described below) relating to the offerings and the reclassification;

  •
  post this information on our public web site, www.alsk.com;

  •
  publish this information in an advertisement in the national edition of The Wall Street Journal; and

  •
  establish a toll free number (xxx-xxx-xxxx) from which all holders of existing common stock may obtain general recorded information concerning these matters.

        The press release, newspaper advertisement, web posting and recorded information described in the previous paragraph will include:

  •
  the amount of the cash proceeds to be received by us from the sale of the IDSs and separate notes if the offerings are closed,

  •
  a statement of the material terms of the notes, and

  •
  a statement of the number of shares of Class B common stock and the cash amount per share to be received by existing stockholders in the reclassification.

        We call the date that we issue the press release the announcement date. On or promptly following the announcement date, we will also file with the SEC a post-effective amendment to our Registration Statement on Form S-4 of which this information statement/prospectus forms a part to reflect the final pricing information of the offerings and the definitive terms of the reclassification.

Abandonment of the Reclassification

        Our Board of Directors may abandon the reclassification in its sole discretion, at any time prior to the effective time of the reclassification, notwithstanding any approval of the reclassification by our stockholders.

Estimated Fees and Expenses of the Reclassification

        The following table sets forth the estimated expenses incurred and to be incurred by us in connection with the reclassification. These fees will be paid by us. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the filing and listing fees.

Filing/registration fees		$17,353
listing fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Financial advisory fees and expenses		*
Depositary fees and expenses		*
Public relations fees and expenses		*
Miscellaneous		*

Total	$

*
To be completed by amendment.

Effective Time of the Reclassification

        The reclassification will become effective upon filing of the relevant certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware. This is expected to occur simultaneously with the closing of the offerings.

Regulatory Matters

        To complete the reclassification, we must file the relevant certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware. In addition, we require the approval of the Federal Communications Commission for the relinquishment of control by Fox Paine over us with regard to radio licenses and other authorizations held by our subsidiaries.

No Appraisal Rights

        No dissenters' rights or appraisal rights are available to any stockholder with respect to any aspect of the reclassification or the other Transactions. No other rights are available under law for holders of existing common stock who object to the reclassification or the other Transactions. However, following the reclassification and the expiration of the 12-day restriction on transfer applicable to the shares of Class B common stock received in the reclassification, holders of existing common stock who do not wish to hold shares of Class B common stock and/or IDSs will be able to sell shares of Class B common stock received by them in the reclassification (and/or IDSs received by them in the initial Class B exchange).

Employee Benefit Plans

        Except as described below with respect to our equity plans, all of our employee benefit and welfare plans, such as medical plans and pension plans, are expected to continue substantially unchanged and benefits under these plans are not expected to be substantially affected by the reclassification. Prior to the effectiveness of the reclassification, we intend to establish long-term incentive plans to replace our two existing equity incentive plans. However, we reserve the right to modify any employee benefit or welfare plan.

        Our 1999 Employee Stock Purchase Plan (the "ESPP") permits our eligible employees to credit payroll deductions, to a maximum of 15% of their base compensation, toward the purchase of our shares under the ESPP. Payroll deductions are used to purchase shares of our common stock under the ESPP at 85% of the lesser of the fair market value of our common stock on the first day of the six-month offering period or the last day of such offering period. Six month offering periods commence on each January 1st and July 1st. The offering period that is in effect prior to the occurrence of the reclassification will be terminated in advance of the reclassification and accumulated payroll deductions will be used to purchase shares at the time the offering is terminated. Thereafter, our ESPP will be terminated.

Treatment of Employee Stock Options

        We currently have in place stock-based compensation plans including an employee stock option plan, a non-employee director stock compensation plan and an employee stock purchase plan. We expect to terminate all of these stock-based compensation plans upon the completion of the Transactions. We intend to replace the stock-based compensation plans with a long term incentive plan, or LTIP, and have engaged an outside compensation consulting firm to make recommendations to the compensation committee of our Board of Directors regarding LTIP structures.

        Our Board of Directors is considering various alternatives to fairly compensate our employees for the termination of the existing stock-based compensation plans. Any plan adopted by our Board of Directors is likely to result in compensation expense upon consummation of the Transactions.

Listing

        Our existing common stock, which currently trades on the Nasdaq National Market under the symbol "ALSK," will no longer be quoted on the Nasdaq National Market after the reclassification. We intend to apply to have the IDSs listed on the                        . Following the completion of the reclassification, our shares of Class A common stock issued as part of the IDSs initially will not be listed for separate trading on the                        . If the minimum listing criteria on the    are satisfied by our outstanding Class A common stock held separately and not in the form of IDSs for a period of 30 consecutive trading days, we will apply to list the shares of our common stock for separate trading on the                        . Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on the            , subject to satisfying the minimum listing criteria. See "Description of Our Capital Stock Before and After the Reclassification."

 THE TRANSACTIONS

        The reclassification, and the offerings described in this information statement/prospectus are parts of our overall plan to recapitalize and to refinance a portion of our existing debt, which we believe will improve our financial flexibility. This recapitalization and refinancing will consist of the following transactions:

  •
  The Offerings. In the offerings, we expect to receive approximately $                        of net proceeds after estimated underwriting discounts and other fees, assuming an initial public offering price of $                      per IDS, which is the midpoint of the range set forth on the cover page of the preliminary prospectus for the offerings, and an issuance of $              aggregate principal amount of separate notes.

  •
  Reclassification of Our Common Stock. Concurrently with the closing of the offerings, we will reclassify each outstanding share of our existing common stock into the right to receive cash and shares of our Class B common stock. See "The Reclassification" for more information.

  •
  New Revolving Credit Facility. Concurrently with the closing of the offerings, ACSH will enter into a new $50 million revolving credit facility. The new revolving credit facility will contain restrictions on, among other things, ACSH's ability to make distributions to us that we will need in order to make interest payments and dividend distributions on the notes and our common stock. See "Description of Other Indebtedness—New Revolving Credit Facility" for a summary of the material terms of the new revolving credit facility.

  •
  Repayment of the Existing Credit Facility. Concurrently with the closing of the offerings, we will repay all outstanding borrowings under, and terminate, our existing credit facility. The existing credit facility consists of a term loan and a revolving credit facility. As of March 31, 2004, the principal amount outstanding under the existing credit facility was $199.5 million, consisting entirely of term loan borrowings.

  •
  Interest Rate Swap Arrangements. Concurrently with the closing of the IDS offering we will enter into interest rate swap arrangements. These arrangements will provide for payments to us from our counterparties, but will not require us to make any additional payments to our counterparties. The interest rate swap arrangements will generate fixed payments totaling $       million annually until December 31, 2008, which we intend to use to satisfy a portion of the interest payment obligations on the 9 7/8% senior notes due 2011 issued by ACSH and the 9 3/8% senior subordinated notes due 2009 issued by ACSH, which we refer to as the ACSH notes. The fixed payments under the interest rate swap arrangements will be received by us on identical dates to the interest payment dates on the ACSH notes. We believe the interest rate swap arrangements, together with the interest payments on the notes, create the economic equivalent of paying a fixed market rate of interest that we would have obtained had we refinanced the ACSH notes with a new senior secured credit facility with a five-year term, although the interest rate swap arrangements will be accounted for as notes receivable under generally accepted accounting principles in the United States. We will be required to pay $       million upon closing of the Transactions in consideration for entering into the interest rate swap arrangements. This amount represents the present value of the payments under those interest rate swap arrangements. We believe that this amount is reasonably consistent with the amount of cost we would have incurred to refinance and tender for or call, as the case may be, the ACSH notes. See "Description of Other Indebtedness—Interest Rate Swap Arrangements" for more information.

        The closing of the offerings, completion of the reclassification, the entering into of the new revolving credit facility and entering into of the interest rate swap arrangements are each conditioned on the completion of the others. The completion of the reclassification and the closing of the IDS public offering will occur on the same day.

 RECENT TRANSACTIONS IN SECURITIES

        The following table indicates, with respect to any purchases of our existing common stock made by us or our affiliates since January 1, 2002, the range of prices paid for the shares, the amount of shares purchased, and the average purchase price for the shares for each quarterly period since January 1, 2002:

FISCAL YEAR	SHARES OF COMMON STOCK PURCHASED	RANGE OF PRICES PAID		AVERAGE PURCHASE PRICE
		Low	High
2002
First Quarter	—	—	—	—
Second Quarter	—	—	—	—
Third Quarter	500,000	$1.66	$1.66	$1.66
Fourth Quarter	704,250	1.73	2.26	2.15
2003
First Quarter	189,175	2.00	2.48	2.21
Second Quarter	685,775	1.93	3.31	2.51
Third Quarter	514,850	3.29	4.48	4.18
Fourth Quarter	324,100	4.44	4.57	4.49
2004
First Quarter	14,100	4.40	4.55	4.48
Second Quarter (through May 27, 2004)	—	—	—	—

 DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION

General

        This section contains a description of our capital stock. This description includes terms of the existing common stock, the Class A common stock represented by the IDSs, the shares of our Class B common stock issued in the reclassification and our Class C common stock. The express terms of the Class A common stock represented by the IDSs, the Class B common stock to be issued in the reclassification and the Class C common stock are set forth in full in the Amended and Restated Certificate of Incorporation attached as Annex A to this information statement/prospectus. See "Special Factors—Other Amendments to Our Certificate of Incorporation" and "—Amendments to Our By-laws" for a description of proposed changes to our certificate of incorporation and by-laws that we intend to implement in connection with the completion of the reclassification. You should read the following summary in conjunction with, and it is qualified in its entirety by reference to, Annex A to this information statement/prospectus.

Authorized Capitalization

        Our authorized capital stock currently consists of 145,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock. Following the reclassification, we will have authorized            shares of Class A common stock, par value $0.01 per share,             shares of Class B common stock, par value $0.01 per share,            shares of Class C common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Existing Common Stock

        As of March 31, 2004, we have 33,613,059 shares issued and 29,330,509 shares outstanding. All shares of our existing common stock are validly issued, fully paid and nonassessable.

  Class Restrictions

        There are no class restrictions on our existing common stock.

  Dividends

        Prior to the reclassification, subject to the prior rights of the holders of any preferred stock, holders of our existing common stock are entitled to receive such dividends and other distributions from us in cash, stock or property as may be declared thereon by our Board of Directors from time to time out of our assets or funds legally available for that purpose.

  Rights Upon Liquidation

        Prior to the reclassification, in the event of any dissolution, liquidation or winding up of our affairs, after payment or provision of payment of our debts and other liabilities and any amounts to which the holders of any preferred stock are entitled, our remaining assets and funds are divided among and paid ratably to the holders of the existing common stock.

  Voting Rights

        Prior to the reclassification, each share of existing common stock is entitled to one vote per share on all matters submitted to our stockholders, including election of directors.

  Other Rights

        Holders of shares of our existing common stock have no preemptive rights. The holders of existing common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue. Our existing common stock is not subject to any redemption, exchange or conversion rights.

  Listing

        The existing common stock is listed on the Nasdaq National Market under the symbol "ALSK." American Stock Transfer and Trust is the transfer agent and registrar for our existing common stock.

Class A Common Stock

        All shares of our Class A common stock to be outstanding upon closing of the offerings will be validly issued, fully paid and nonassessable. All holders of IDSs are the beneficial owners of the Class A common stock represented by their IDSs, with all the same rights, privileges and preferences as a beneficial owner of separately held Class A common stock.

  Class Restrictions

        According to our by-laws we may not issue any shares of Class A common stock unless:

  •
  it is issued as part of an IDS that has been registered with the Securities and Exchange Commission;

  •
  any IDS that may result from the combination of the shares of Class A common stock and our notes has been registered with the Securities and Exchange Commission;

  •
  no IDSs are currently outstanding.

  Dividends

        Holders of our Class A common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. Dividends on the Class A common stock will be proportional (based on their relative dividends rates) with dividends on the Class B common stock. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividends are declared on our Class B common stock. See "Dividend Policy and Restrictions."

  Rights Upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our Class A common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities with other classes of our common stock, subject to the liquidation preference of any outstanding preferred stock.

  Voting Rights

        Shares of our Class A common stock carry one vote per share. Holders of shares of our Class A common stock have no cumulative voting rights. Holders of Class A common stock, Class B common stock and Class C common stock will vote as one class on all matters presented to the stockholders for a vote. Class A common stock will have a class vote on any amendment (including any amendment as a result of a merger) to our certificate of incorporation that would adversely affect the rights of holders of Class A common stock.

  Other Rights

        Holders of shares of our Class A common stock have no preemptive rights. The holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

  Listing

        Our shares of Class A common stock will not be listed on the            until the minimum listing criteria on the                        are satisfied by our outstanding shares of Class A common stock no longer held in the form of IDSs for a period of 30 consecutive trading days. The minimum listing criteria on the                        include                         . The Class A common stock and the notes represented by the IDSs offered by this information statement/prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless they are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

  Transfer Agent and Registrar

                        is the transfer agent and register for our shares of Class A common stock.

Class B Common Stock

        All shares of our Class B common stock to be outstanding upon completion of the reclassification will be validly issued, fully paid and nonassessable.

  Class Restrictions

        Shares of Class B common stock may not be combined with notes to form IDS.

  Redemption; Exchange

        A portion of the shares of Class B common stock issued in the reclassification will be subject to pro rata redemption at any time until 12 days after the completion of the reclassification from the net proceeds received by us from the sale of additional IDSs upon any exercise of the overallotment option granted to the underwriters in the IDS public offering. The redemption price per share of the Class B common stock will be equal to the net proceeds received by us per IDS sold upon the relevant exercise of the overallotment option. At the 12th day after the completion of the reclassification, any outstanding shares of our Class B common stock (including any shares remaining outstanding as a result of a non-exercise or partial exercise of the overallotment option granted to the underwriters in the IDS public offering) in excess of 10% of the overall value of our equity capitalization will be automatically exchanged on a pro rata basis into IDSs identical to those sold in this IDS public offering. Any remaining outstanding shares of Class B common stock on the second anniversary of the reclassification will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS if, at such date, there is no default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the closing of the IDS public offering, the Class B common stock will be automatically exchanged either into IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS at the time such default is cured or otherwise ceases to exist. Any such exchange will be based on a ratio of one IDS per share of class B common stock so exchanged. This ratio will also be proportionately adjusted for stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such exchange. In the event of a mandatory redemption of all of the notes comprising IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDSs on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

        The Company has appointed                        to act as exchange agent to handle the exchange of shares of existing common stock certificates for shares of Class B common stock which will be held in book entry form through a direct registration system to be established by us. A holder of existing common stock will not receive a certificate for the Class B common stock to be issued in the reclassification. As soon as practicable after the completion of the reclassification, the exchange agent will mail a letter of transmittal, which is to be used to exchange existing common stock certificates, to each holder of existing common stock. The letter of transmittal will contain instructions explaining the procedure for surrendering shares of existing common stock in connection with the reclassification.

        Holders of existing common stock who surrender their certificates, together with a properly completed letter of transmittal form, will receive:

  •
  a confirmation of book entry credit for the relevant shares of Class B common stock; and

  •
  the amount of cash received in the reclassification.

        After the reclassification, each certificate that previously represented shares of existing common stock will only represent the right to receive the shares of Class B common stock and the amount of cash into which those shares of existing common stock were reclassified.

        It is up to each holder of existing common stock to decide how to deliver its letter of transmittal, certificates and any other required documents and it is each holder's responsibility that all necessary materials get to the exchange agent in a timely manner.

        We will not pay to persons who are entitled to receive shares of Class B common stock in the reclassification or IDSs in the initial Class B exchange dividends or interest payments that are declared on such securities until the stock certificates representing the shares of existing common stock that were converted into the shares of Class B common stock as a result of the reclassification are surrendered to the exchange agent in compliance with the procedures outlined above. However, once those certificates are surrendered, we will pay to the holder, without interest, any dividends or interest payments that have been declared or paid, as applicable, after the effective date of the reclassification on the shares of Class B common stock or IDSs, as applicable.

        Any holders of existing common stock who have not complied with the exchange procedures within six months following the closing of the reclassification may look only to us for payment of the cash consideration, Class B common stock, IDSs, and any unpaid dividends and distributions on the Class B Common Stock and IDSs. None of we, the exchange agent or any other person will be liable to any holder of existing common stock for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

        No interest will be paid or accrued on any cash payable pursuant to the recapitalization, or amounts payable in respect of any fractional share interests, or on unpaid dividends or distributions which are paid on or following the surrender of certificates representing shares of existing common stock

        We will not issue fractional shares as part of the reclassification, the Class B redemption or the initial Class B exchange. See "Reclassification—Fractional Shares" for more information.

  Transfer Restrictions

        Shares of our Class B common stock will not be transferable until the 12th day after the completion of the reclassification.

  Dividends

        Holders of our Class B common stock will be entitled to receive such dividends and other distributions in cash, stock of property of ours as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. Dividends on the Class B common stock will be proportional (based on their relative dividend rates) with dividends on the Class A common stock. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividends are declared on our Class B common stock. See "Dividend Policy and Restrictions."

  Rights Upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our Class B common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities with other classes of our common stock, subject to the liquidation preference of any outstanding preferred stock.

  Voting Rights

        Shares of our Class B common stock carry one vote per share. Holders of shares of our Class B common stock have no cumulative voting rights. Holders of Class A common stock, Class B common stock and Class C common stock will vote as one class on all matters presented to the stockholders for a vote. Holders of Class B common stock will have a class vote on any amendment (including any amendment as a result of a merger) to our certificate of incorporation that would adversely affect the rights of holders of Class B common stock.

  Other Rights

        Holders of shares of our Class B common stock have no preemptive rights. The holders of Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

  Listing

        Following the 12th day after the completion of the reclassification, we expect that our Class B common stock will be listed for trading on             , subject to satisfying the minimum listing criteria. The minimum listing criteria for the                        include                         .

Class C Common Stock

        No shares of our Class C common stock will be outstanding upon completion the Transactions.

  Conversion

        Shares of Class C common stock will convert automatically into shares of Class A common stock on a one-for-one basis at such time as the IDSs are automatically separated. See "Description of the IDSs—Automatic Separation."

  Dividends

        Holders of our Class C common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See "Dividend Policy and Restrictions."

  Rights Upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our Class C common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities with other classes of our common stock, subject to the liquidation preference of any outstanding preferred stock.

  Voting Rights

        Shares of our Class C common stock carry one vote per share. Holders of shares of our Class C common stock have no cumulative voting rights. Holders of Class A, Class B and Class C common stock will vote as one class on all matters presented to the stockholders for a vote. Holders of Class C common stock will have a class vote on any amendment (including any amendment as a result of a merger) to our certificate of incorporation that would adversely affect the rights of holders of Class C common stock.

  Other Rights

        Holders of shares of our Class C common stock have no preemptive rights. The holders of Class C common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

        Except as described above, the shares of Class A common stock, Class B common stock and Class C common stock will not have any material difference from the shares of our existing common stock.

  Listing

        Our Class C common stock will not be separately listed for trading on any exchange.

Preferred Stock

        Our certificate of incorporation provides that we may issue up to 5,000,000 shares of our preferred stock in one or more series as may be determined by our Board of Directors.

        Our Board of Directors has broad discretionary authority with respect to the rights of issued series of our preferred stock and may take several actions without any vote or action of the holders of our common stock, including:

  •
  determining the number of shares to be included in each series;

  •
  fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of our common stock; and

  •
  increasing or decreasing the number of shares of any series.

        The Board of Directors may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of at least a majority of our common stock, without a vote of the holders of any other class or series of our preferred stock unless required by the terms of such class or series of preferred stock.

        Our preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of discouraging third-party bids for our common stock or may otherwise adversely affect the market price of the IDSs, our common stock or the notes.

        We believe that the ability of our Board of Directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without action by our common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Although our Board of Directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of our company. Our Board of Directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

        Provisions of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  Delaware Anti-Takeover Statute

        We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the person became an interested stockholder, unless:

  •
  the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our Board of Directors prior to the time the interested stockholder attained that status;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or after the time a person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

        Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. In addition, provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

        Quorum Requirements; Removal of Directors.    Our amended and restated by-laws provide for a minimum quorum of one-third in voting power of the outstanding shares of our capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on our Board of Directors. Our amended and restated certificate of incorporation provides that directors may be removed without cause only by the affirmative vote of at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

        No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. Our amended and restated certificate of incorporation prohibits stockholder action by written consent. Our amended and restated by-laws provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors or the president or by resolution of the Board of Directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

        Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

  •
  for transactions from which the director derived improper personal benefit.

        Our amended and restated certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        Authorized but Unissued Shares. Subject to the terms of our amended and restated certificate of incorporation, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation may be amended only by a vote of 80% of all the outstanding shares of our capital stock entitled to vote:

  •
  the provisions relating to the removal of members of our Board of Directors;

  •
  the limitation on the liability of our directors to us and our stockholders;

  •
  the obligation to indemnify and advance expenses to the directors and officers to the fullest extent authorized by the DGCL;

  •
  the provisions granting authority to our Board of Directors to amend or repeal our by-laws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

  •
  the supermajority voting requirements listed above.

        In addition, our amended and restated certificate of incorporation grants our Board of Directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

        Our amended and restated certificate of incorporation provides that our amended and restated by-laws may be amended by stockholders representing no less than 80% of the voting power of all the outstanding shares of our capital stock entitled to vote.

PRICE RANGE OF COMMON STOCK

        Our existing common stock, par value $0.01, is listed on the Nasdaq National Market under the symbol "ALSK." On May 28, 2004 the closing sale price for our existing common stock was $6.47. The following table sets forth quarterly high and low sales prices for our existing common stock in 2004 (through May 28, 2004), 2003 and 2002, as reported by the Nasdaq National Market:

	High	Low
2004
Second Quarter (through May 28, 2004)	$7.19	$4.63
First Quarter	$5.10	$4.04
2003
Fourth Quarter	$5.47	$3.85
Third Quarter	$4.63	$3.13
Second Quarter	$3.77	$1.60
First Quarter	$2.68	$1.78
2002
Fourth Quarter	$2.53	$1.63
Third Quarter	$4.86	$1.48
Second Quarter	$7.60	$3.71
First Quarter	$8.28	$7.30

        As of May 21, 2004, there were 29,607,542 shares of our existing common stock issued and outstanding and the approximate number of holders of record of our existing common stock as of March 1, 2004 was 35. Because many of our shares of existing common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

        In connection with the Transactions, our existing common stock will be delisted from the Nasdaq National Market.

        The market price of the IDSs or the Class A common stock represented thereby or the Class B common stock will not be correlated to the historical market price of our existing common stock. For more information, see "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs and the Class B Common Stock—Before the IDS public offering, there has not been a public market for our IDSs, the notes, shares of our Class A common stock or shares of our Class B common stock and there has been a limited market for our existing common stock" and "—The price of the IDSs and our Class B common stock may fluctuate substantially, which could negatively affect holders of IDSs and holder of Class B common stock."

        The last reported sale price of our existing common stock as reported on the Nasdaq National Market on April 8, 2004, the last trading day immediately prior to the announcement of the reclassification, was $4.92 per share.

        We have not paid dividends in the past.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2004, on an actual basis and on a pro forma as adjusted basis, as if the offerings, the reclassification, the other Transactions and the redemption of our senior discount debentures, which we expect to complete on June 14, 2004, occurred on that date, assuming the underwriters in the IDS public offering have not exercised their overallotment option.

        You should read this table in conjunction with the "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the related notes to those statements included elsewhere in this information statement/prospectus.

	As of March 31, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$92,279	$

Long-term debt (including current portion):
Existing credit facility	$199,500	$
New revolving credit facility (1)	—
Capital lease obligations and other senior debt	8,531
9 7/8% ACSH senior notes due 2011	182,000
Original issue discount—9 7/8% ACSH senior notes due 2011	(5,727)
9 3/8% ACSH senior subordinated notes due 2009	150,000
13% Senior discount debentures due 2011	17,313
Original issue discount—senior discount debentures	(2,026)
Senior subordinated notes due 2014(2)	—

Total long-term debt	549,591

Class B common stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted(3)	—

Stockholders' equity (deficit):
Preferred stock, $0.01 par value per share, 5,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.01 par value per share 145,000,000 shares authorized, 33,615,059 shares issued and 29,330,509 shares outstanding, actual; and no shares authorized, issued and outstanding, pro forma as adjusted	336
Class A common stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted(4)	(1,198)
Class C common stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.01 par value, 266,788 shares subject to mandatory redemption	—
Treasury stock, 4,282,550 shares of common stock, at cost	(17,181)
Paid in capital in excess of par value	278,190
Accumulated deficit	(262,567)
Accumulated other comprehensive loss	(4,543)

Total stockholders' equity (deficit)	(6,963)

Total capitalization	$542,628	$

(footnotes on following page)

(1)
The new revolving credit facility will provide for borrowings of up to $50 million, which is expected to be undrawn upon completion of the Transactions.

(2)
Includes (a) $    million aggregate principal amount of notes offered in the IDS public offering in the form of IDSs, (b) $            million aggregate principal amount of notes offered in the separate note offering and (c) $    million aggregate principal amount of notes in the form of IDSs to be to be issued to our existing stockholders in exchange for a portion of their shares of Class B common stock issued in the reclassification on the 12th day after the date of the completion of the reclassification.

(3)
Excludes            shares of Class B common stock to be exchanged for IDSs on the 12th day following the completion of the reclassification. Each remaining share of Class B common stock will be automatically exchanged on the second anniversary of the closing of the IDS public offering into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS; provided that, at such date, there is not a default or event of default under any of our indebtedness or our subsidiaries' indebtedness. If there is a default under any of our indebtedness or the indebtedness of our subsidiaries on the second anniversary of the closing of the IDS public offering, the shares of Class B common stock will be automatically exchanged into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS at the time such default is cured, waived or otherwise ceases to exist. Accordingly, the portion of the Class B common stock exchangeable into notes may be classified as either long-term debt or mezzanine equity. Currently, we present Class B common stock as mezzanine equity. In the event of a mandatory redemption of all the notes forming part of the IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDSs on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption.

(4)
Includes (a)             shares of Class A common stock offered in the IDS public offering in the form of IDSs and (b)              shares of Class A common stock to be issued in the form of IDSs to our existing stockholders in exchange for a portion of their shares of Class B common stock issued in the reclassification in the initial Class B exchange on the 12th day following the date of the completion of the reclassification.

DIVIDEND POLICY AND RESTRICTIONS

        Upon the closing of the IDS public offering, our Board of Directors is expected to adopt a dividend policy pursuant to which, in the event and to the extent we have available cash for distribution to the holders of shares of our Class A common stock, our Board of Directors will declare quarterly cash dividends on our Class A common stock, subject to applicable law, the terms of the new revolving credit facility, the indenture governing the notes, the indentures governing the ACSH notes, and any other then outstanding indebtedness of ours. The initial dividend rate on the Class A common stock is expected to be equal to $ per share per year subject to adjustment.

        In addition, upon the closing of the IDS public offering, our Board of Directors is expected to adopt a dividend policy pursuant to which, in the event and to the extent we have available cash for distribution to the holders of shares of our Class B common stock, our Board of Directors will declare cash dividends on our Class B common stock, subject to applicable law, the terms of the new revolving credit facility, the indenture governing the notes, the indentures governing the ACSH notes, and any other then outstanding indebtedness of ours. The initial dividend rate on the Class B common stock is expected to be equal to an is expected to be equal to $ per share per year, subject to adjustment. The initial dividend rate on the Class B common stock is expected to be equal to the weighted average of the annual interest rate on the notes plus the annual dividend yield on the Class A common stock represented by the IDSs.

        We may not declare dividends on our Class A common stock unless at such time the corresponding proportionate dividends are declared on our Class B common stock.

        Dividends will be declared on the Class A common stock and the Class B common stock on a pro rata basis based on their respective dividend rates.

        Under Delaware law, our Board of Directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. We have had net losses in each of the past five fiscal years.

        The new revolving credit facility will restrict ACSH from making any distributions to us, if either a default or event of default has occurred and is continuing under the new revolving credit facility or if ACSH does not have at least $10 million undrawn under the new revolving credit facility, after giving pro forma effect to such distribution. See "Description of Other Indebtedness—New Revolving Credit Facility—Limitations on Distributions" for a complete description of this restriction on distributions.

        The indenture governing the notes will restrict our ability to declare and pay dividends on our Class A common stock and limit our ability to declare and pay dividends on our Class B common stock in excess of a quarterly amount equal to $        per share:

  •
  if a default under the indenture governing the notes has occurred or is continuing (or would result therefrom);

  •
  if we could not incur at least $1.00 of additional indebtedness because our debt to EBITDA ratio would be greater than            to 1 after giving effect to such incurrence; or

  •
  the aggregate amount of such dividend and all other restricted payments under the indenture governing the notes would exceed an amount based on our EBITDA less interest expense.

        See "Description of Notes—Certain Covenants—Limitations on Restricted Payments" for a complete description of this dividend restriction.

        The indentures governing the ACSH notes restrict the ability of ACSH to pay dividends to us if and for so long as it does not meet certain financial covenants or it is in default.

        If we have any remaining cash after the payment of dividends as contemplated above, our Board of Directors will, in its sole discretion, decide to use that cash to fund growth capital expenditures or acquisitions, repay indebtedness, pay additional dividends, if permitted, or for general corporate purposes. Our Board of Directors may, in its discretion, amend or repeal this dividend policy. Our Board of Directors may decrease the level of dividends provided for in this dividend policy or discontinue entirely the payment of dividends.

        Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our Board of Directors may deem relevant.

        See also "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B common stock—You may not receive the level of dividends provided for in the dividend policy our Board of Directors is expected to adopt upon the closing of the IDS offering or any dividends at all."

        We have not paid dividends in the past.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth the historical consolidated financial data of the ACS Group at December 31, 2002 and 2003 and for the fiscal years ended December 31, 2001, 2002 and 2003, which are derived from our audited consolidated financial statements and related notes included in this information statement/prospectus and at December 31, 1999, 2000 and 2001 and for the fiscal years ended December 31, 1999 and 2000, which are derived from our audited financial statements not included in this information statement/prospectus.

        The selected historical financial data as of and for the year ended December 31, 1999 represents our consolidated statement of operations and cash flow data from May 15, 1999, the date we completed the acquisition of four local telephone companies in Alaska, through December 31, 1999. Certain reclassifications have been made to the 1999 consolidated operations data to conform to the current presentation of our consolidated operations data.

        The summary historical financial data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited interim consolidated statements included elsewhere in this information statement/prospectus and which have been prepared on a basis consistent with our annual consolidated financial statements. In our opinion, the financial data for the three months ended March 31, 2003 and 2004 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this information statement/prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share amounts)
Operating Data:
Operating revenues	$192,663	$311,366	$328,525	$340,144	$323,548	$83,792	$75,405
Operating expenses	176,084	277,598	281,402	360,745	360,775	76,446	72,080
Loss (gain) on disposal of assets	—	—	—	2,163	(112,622)	746	227

Operating income (loss)	16,579	33,768	47,123	(22,764)	75,395	6,600	3,098
Other expense, net	(42,052)	(58,253)	(56,838)	(49,501)	(80,878)	(13,137)	(11,867)

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle	(25,473)	(24,485)	(9,715)	(72,265)	(5,483)	(6,537)	(8,769)
Income tax expense (benefit)	(301)	(197)	(195)	—	1,095	—	—

Loss from continuing operations	(25,172)	(24,288)	(9,520)	(72,265)	(6,578)	(6,537)	(8,769)
Loss from discontinued operations	(306)	(917)	(1,718)	(7,632)	(52)	(52)	—
Loss before cumulative effect of change in accounting principle	(25,478)	(25,205)	(11,238)	(79,897)	(6,630)	(6,589)	(8,769)
Cumulative effect of change in accounting principle	—	—	—	(105,350)	—	—	—

Net loss	$(25,478)	$(25,205)	$(11,238)	$(185,247)	$(6,630)	$(6,589)	$(8,769)

Loss per share—basic and diluted:
Loss from continuing operations	$(1.08)	$(0.74)	$(0.30)	$(2.30)	$(0.22)	$(0.21)	$(0.30)
Loss from discontinued operations	(0.01)	(0.03)	(.06)	(0.24)	—	(0.00)	—
Cumulative effect of change in accounting principle	—	—	—	(3.35)	—	—	—

Net loss	$(1.09)	$(0.77)	$(0.36)	$(5.89)	$(0.22)	$(0.21)	$(0.30)

Weighted average shares outstanding in thousands:
Basic	23,396	32,654	31,523	31,464	29,980	30,653	29,333

Diluted	23,396	32,654	31,523	31,474	29,980	30,653	29,333

Balance Sheet Data (end of period)
Total assets	$973,909	$953,660	$949,095	$752,509	$685,391	$740,982	$666,180
Long-term debt including current portion	612,756	614,004	611,250	607,763	550,220	609,857	549,591
Stockholders' equity (deficit)	247,968	215,380	191,687	8	1,860	(5,337)	(6,963)
Other Financial Data:
Cash provided by operating activities	$44,033	$48,493	$75,263	$64,827	$50,249	$18,627	$5,674
Cash provided (used) by investing activities	(774,653)	(74,699)	(94,483)	(78,571)	106,679	(2,976)	(10,311)
Cash provided (used) by financing activities	832,614	(13,892)	(1,664)	(8,703)	(77,695)	(734)	(882)
Capital expenditures	74,828	72,253	87,582	71,464	50,744	6,115	10,311
Book value (deficiency) per share	$7.59	$6.48	$6.05	$0.00	$0.06	$(0.17)	$(0.23)

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this information statement/prospectus. We are providing the following unaudited pro forma condensed consolidated financial information because the effect of the Transactions on our financial information is material. We are also adjusting the condensed consolidated financial information to give effect to the disposition of our Directories Business in 2003 because that event was significant to our operations and represents the disposition of a business segment, and to the redemption of all of our senior discount debentures, which we expect to complete on June 14, 2004, because these debentures were significant to our operations and capital structure.

        The unaudited pro forma condensed consolidated balance sheet assumes that each of the following had occurred on March 31, 2004:

  •
  this offering of IDSs (assuming the underwriters do not exercise their overallotment option) and the separate notes;

  •
  the reclassification of shares of our existing common stock into shares of our Class B common stock and cash;

  •
  the automatic exchange of any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization into IDSs on a pro rata basis on the 12th day after the completion of the reclassification (assuming the underwriters do not exercise their overallotment option);

  •
  the repayment and termination of our existing credit facility;

  •
  the entering into of the new revolving credit facility;

  •
  the initiation of the interest rate swap arrangements; and

  •
  the redemption of all of our senior discount debentures, which we expect to complete on June 14, 2004.

        The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 assumes that each of the following had occurred on January 1, 2003:

  •
  this offering of IDSs (assuming the underwriters do not exercise their overallotment option) and the separate notes;

  •
  the reclassification of our existing common stock into shares of our Class B common stock and cash;

  •
  the automatic exchange of any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization into IDSs on a pro rata basis on the 12th day after the completion of the reclassification (assuming the underwriters do not exercise their overallotment option);

  •
  the repayment and termination of our existing credit facility;

  •
  the entering into of the new revolving credit facility;

  •
  the initiation of the interest rate swap arrangements; and

  •
  the redemption of all of our senior discount debentures, which we expect to complete on June 14, 2004.

        Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 assumes the sale of substantially all of our Directories Business, of which 87.42% was completed on May 8, 2003 and 12.58% was completed on September 4, 2003, had occurred on January 1, 2003.

        We were engaged in a contract to provide telecommunications services to the State of Alaska which was terminated in October of 2003. The operations and contract termination costs associated with this customer are not adjusted for in the unaudited pro forma condensed consolidated financial information for the year ended December 31, 2003. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

        We anticipate having to pay call premiums of approximately $1.1 million in order to redeem our existing $17.3 million of 13% senior discount debentures on June 14, 2004. We also anticipate taking a write-off of $0.3 million of debt issue costs and $2.0 million of original issue discounts associated with the redemption. These call premiums, write-offs of debt issuance costs and original issue discount that total $3.4 million are not reflected in the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 because they are non-recurring in nature.

        We also anticipate taking a write-off of debt issuance costs which totalled $5.9 million as of March 31, 2004 associated with our $199.5 million outstanding term loan under the existing senior bank credit facility. This write-off of debt issuance costs is not reflected in the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 because it is non-recurring in nature.

        Also, as a result of the expected termination of our stock incentive plans, we expect to record stock-based compensation expense of approximately $                . This stock-based compensation is not reflected in the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 because it is non-recurring in nature.

        The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Transactions and the other transactions for which we are giving pro forma effect actually occurred on the dates or for the periods indicated described in the accompanying notes, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See "Cautionary Notice Regarding Forward-Looking Statements" and "Risk Factors."

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Summary Term Sheet—The Transactions," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this information statement/prospectus.

 Alaska Communications Systems Group, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2004
(in thousands, except share data)

	Historical Consolidated	Pro Forma Adjustments for Redemption of 13% Senior Discount Debentures		Subtotal	Pro Forma Adjustments			Pro Forma Consolidated
Current assets:
Cash and cash equivalents	$92,279	$(18,621	)(a)	$73,658		$—	(b)(c)(d)(e)(f)		$—
Restricted cash	3,635	—		3,635		—			—
Accounts receivable—trade, net of allowance	37,592	—		37,592		—			—
Materials and supplies	9,171	—		9,171		—			—
Prepayments and other current assets	5,743	—		5,743		—			—

Total current assets	148,420	(18,621)		129,799		—			—

Property, plant and equipment, net	430,594	—		430,594		—			—
Goodwill	38,403	—		38,403		—			—
Intangible assets, net	22,009	—		22,009		—			—
Debt issuance cost, act of amortization	18,210	(330	)(a)	17,880		—	(d)(e)		—
Deferred charges and other assets	8,544	—		8,544		—	(f)		—

Total assets	$666,180	$(18,951)		$647,229	$			$

Current liabilities:
Current portion of long-term debt	$2,010	$—	(a)	$2,294		$—	(e)		$—
Accounts payable—affiliates	4,850	—		4,850		—			—
Accounts payable, accrued and other current liabilities	40,351	(183)	(a)	40,168		—	(e)		—
Advance billings and customer deposits	8,387	—		8,387		—			—

Total current liabilities	55,598	101		55,699		—			—
Long-term debt, net of current portion	547,581	(15,345	)(a)	532,312		—	(b)(c)(e)		—
Other deferred credits and long-term liabilities	69,964	—		69,964		—			—
Class B common stock	—	—		—		—	(c)		—
Stockholders' equity (deficit):
Preferred stock	—	—		—		—			—
Common stock	336	—		336		—	(b)(c)		—
Common stock, shares subject to mandatory redemption	(1,198)	—		(1,198)		—	(b)(c)		—
Class A common stock	—	—		—		—	(b)(c)		—
Class C common stock	—	—		—		—			—
Treasury stock, 4,268 shares, at cost	(17,181)	—		(17,181)		—	(b)(c)		—
Paid in capital in excess of par value	278,190	—		278,190		—	(b)(c)		—
Accumulated deficit	(262,567)	(3,423	)(a)	(265,990)		—	(e)		—
Accumulated other comprehensive loss	(4,543)	—		(4,543)		—			—

Total stockholders' equity (deficit)	(6,963)	(3,423)		(10,386)		—			—

Total liabilities and stockholders' equity (deficit)	$666,180	$(18,591)		$647,229		$—			$—

Book value (deficiency) per share	$0.06

The notes to this unaudited pro forma condensed consolidated balance sheet are an integral part of the pro forma financial information presented.

 Alaska Communications Systems Group, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Months Ended March 31, 2004
(in thousands)

	Historical Consolidated	Pro Forma Adjustments for Redemption of 13% Senior Discount Debentures		Subtotal	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Operating revenues:
Local telephone	$55,782	$—		$55,782	$—		$—
Wireless	11,601	—		11,601	—		—
Internet	4,613	—		4,613	—		—
Interexchange	3,409	—		3,409	—		—

Total operating revenues	75,405	—		75,405	—		—
Operating expenses:
Local telephone, exclusive of depreciation and amortization	32,524	—		32,524	—	(h)	—
Wireless, exclusive of depreciation and amortization	7,928	—		7,928	—	(h)	—
Internet, exclusive of depreciation and amortization	7,506	—		7,506	—	(h)	—
Interexchange, exclusive of depreciation and amortization	5,016	—		5,016	—	(h)	—
Depreciation and amortization	19,106	—		19,106	—		—
Loss (gain) on disposal of assets	227	—		227	—		—

Total operating expenses	72,307	—		72,307	—		—
Operating income (loss)	3,098	—		3,098	—		—
Other income (expense):
Interest expense	(12,097)	652	(g)	(11,445)	—	(i)(j)(k)	—
Interest income and other	226	—		226	—	(k)	—
Equity in earnings of investment	4	—		4	—		—

Total other income (expense)	(11,867)	652		(11,215)	—		—

Loss before income taxes	(8,769)	652		(8,117)	—		—
Income taxes	—	—		—	—		—

Loss from continuing operations	$(8,769)	$652		$(8,117)	$—		$—

The notes to this unaudited pro forma condensed consolidated statement of operations are an integral part of the pro forma financial information presented.

 Alaska Communications Systems Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2003

(in thousands)

	Historical Consolidated	Pro Forma Directory Adjustments		Pro Forma Adjustments for Redemption of 13% Senior Discount Debentures		Subtotal	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Operating revenues:
Local telephone	$215,387	$—		$—		$215,387	$—		$—
Wireless	46,548	—		—		46,548	—		—
Directory	11,631	(11,631	)(l)	—		—	—
Internet	33,026	—		—		33,026	—		—
Interexchange	16,956	—		—		16,956	—		—

Total operating revenues	323,548	(11,631)		—		311,917	—		—
Operating expenses:
Local telephone, exclusive of depreciation and amortization	116,354	—		—		116,354	—	(n)	—
Wireless, exclusive of depreciation and amortization	31,064			—		31,064	—	(n)	—
Directory, exclusive of depreciation and amortization	5,249	(5,249	)(l)	—		—	—		—
Internet, exclusive of depreciation and amortization	45,523			—		45,523	—		—
Interexchange, exclusive of depreciation and amortization	25,542			—		25,542	—		—
Contract termination and asset impairment charges	54,858			—		54,858	—		—
Depreciation and amortization	82,185	(2	)(l)	—		82,183	—		—
Loss (gain) on disposal of assets	(112,622)	113,518	(l)	—		896	—		—

Total operating expenses	248,153	108,267		—		356,420	—		—
Operating income (loss)	75,395	(119,898)		—		(44,503)	—		—
Other income (expense):
Interest expense	(71,470)			2,581	(m)	(68,889)	—	(o)(p)(q)	—
Interest income and other	(10,191)	(4,249	)(l)	—		(14,440)	—	(q)	—
Equity in earnings of investment	783	(783	)(l)	—		—	—		—

Total other income (expense)	(80,878)	(5,032)		2,581		(83,329)	—		—

Loss before income taxes	(5,483)	(124,930)		2,581		(127,832)	—		—
Income taxes	1,095	(1,095	)(l)	—		—	—		—

Loss from continuing operations	$(6,578)	$(123,835)		$2,581		$(127,832)	$—		$—

Notes to the Unaudited Pro Forma
Condensed Consolidated Financial Information

(in thousands)

  1.    BASIS OF PRESENTATION

        The unaudited pro forma condensed consolidated balance sheet as of March 31, 2004 presents our consolidated financial position assuming the offering of the IDSs and the separate notes, the reclassification of our existing common stock into shares of our Class B common stock and cash, the automatic exchange of any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization into IDSs on a pro rata basis on the 12th day after the completion of the reclassification (assuming the underwriters have not exercised their overallotment option), the entering into of the new revolving credit facility, the repayment and termination of our existing credit facility, and the initiation of the interest rate swap arrangements (collectively, the Transactions) and the redemption of our 13% senior discount debentures due 2011 (which we expect to complete on June 14, 2004) had been completed on that date. Our unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003 present our consolidated results of operations assuming that the Transactions and the redemption of our senior discount debentures (which we expect to complete on June 14, 2004), had occurred on the first day of each of the periods presented. Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 assumes the disposition of substantially all of our Directories Business, of which 87.42% was completed on May 8, 2003 and 12.58% was completed on September 4, 2003, had all been completed on January 1, 2003. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the Transactions, the redemption of our senior discount debentures (which we expect to complete on June 14, 2004) and the sale of the Directories Business on our historical financial information. The pro forma adjustments set forth in the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations are described more fully in Note 2, "Pro Forma Assumptions and Adjustments", below.

        This unaudited pro forma condensed consolidated financial information should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with the Transactions and the redemption of our 13% senior discount debentures and without our Directories Business for the periods presented and should not be relied upon as being indicative of our future results after the Transactions, the redemption of our senior discount debentures (which we expect to complete on June 14, 2004), and the disposition of the Directories Business.

  2.    PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2004

        The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the following transactions as if they had occurred on March 31, 2004. Actual amounts could vary from these pro forma adjustments.

  (a)
  The redemption in full of all outstanding senior discount debentures.

  We intend to redeem on June 14, 2004 the $17,313 outstanding under our senior discount debentures, together with $183 of accrued interest as of June 14, 2004 and a call premium of $1,125. We also expect to write off the debt issuance costs and original issue discount associated with the redemption of the senior discount debentures, which will be $330 and $1,968, respectively, as of June 14, 2004.

  (b)
  The offering of IDSs and the separate notes.

  We expect to offer for sale    IDSs and $                aggregate principal amount of separate notes for gross proceeds of $                  and net proceeds of $                  , after deducting            underwriters' fees and transaction expenses which are currently estimated at $                  , which we refer to as the offerings. These IDSs will represent shares of our Class A common stock and $                  of notes, bearing interest at    %, assuming the underwriters do not exercise their overallotment option for the IDSs.

  (c)
  The reclassification of shares of our existing common stock into shares our Class B common stock and cash.

  We expect to reclassify all of our outstanding shares of existing common stock, including those that may be deemed issued as a result of the expected termination of our stock incentive plans, into the right to receive shares of our Class B common stock and cash, using proceeds from the offering and cash on hand.

  We also expect to automatically exchange any shares of our Class B common stock in excess of 10% of the overall value of our equity capitalization into IDSs on a pro rata basis on the 12th day following the completion of the reclassification.

  Each share of Class B common stock not otherwise exchanged on the 12th day after the completion of the reclassification will be automatically exchanged on the second anniverary of the closing of the IDS offering into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding at such time, one share of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS; provided that, at such date there is not a default or event of default under any of our indebtedness or our subsidiaries indebtedness. In the event of a mandatory redemption of 100% of the notes forming part of IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDS, on the applicable redemption date for IDSs and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption. Accordingly, the portion of the Class B common stock exchangeable into senior subordinated notes may be classified as either long-term debt or mezzanine equity. Currently we are presenting this Class B common stock as mezzanine equity.

  (d)
  The entering into of the new revolving credit facility.

  We expect to enter into a new revolving credit facility of $                  and to incur debt issuance costs of $                  in securing new revolving credit facility, which we intend to pay with proceeds from this offering and cash on hand. The new revolving credit facility is expected to have a term of five years from the date of issuance. The undrawn revolving line of credit, if used, is expected to bear interest at LIBOR plus 3.00%, or an alternative base rate, plus 2.00%. To the extent the revolving line of credit remains undrawn, we expect to incur a commitment fee of 0.50% per year.

  (e)
  The repayment and termination of our existing credit facility.

  We intend to use approximately $199,500 of the expected net proceeds from the offering to repay and retire in full the total outstanding under the existing credit facility of $199,500 as of

    March 31, 2004. We also expect to write-off the debt issue costs associated with the early extinguishment of the existing credit facility, which was $5,906 as of March 31, 2004.

  (f)
  The initiation of the interest rate swap arrangements.

  Concurrently with the closing of this offering, we will enter into interest rate swap arrangements with one or more financial institutions. The interest rate swap arrangements will generate fixed payments totaling $         million annually until December 31, 2008, which we intend to use to satisfy a portion of the interest payment obligations on the ACSH notes. We intend to use approximately $                  of cash on hand to purchase the interest rate swap arrangements. We believe the interest rate swap arrangements, together with the interest payments on the notes, create the economic equivalent of paying a fixed market rate of interest that we would have obtained had we refinanced the ACSH notes with a new senior secured credit facility with a five-year term although the interest rate swap arrangement will be accounted for as notes receivable under generally accepted accounting principles in the United States. See "Description of Other Indebtedness—Interest Rate Swap Arrangements."

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2004

        The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2004 has been prepared to reflect the following adjustments as if the Transactions and the redemption of the senior discount debentures had occurred on January 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

  (g)
  Represents the elimination of historical interest costs associated with the expected redemption of the senior discount debentures on June 14, 2004 as described in Note (a).

  (h)
  Represents the effect of eliminating the Fox Paine management fees and expenses from the results of operations. Fox Paine will no longer receive such fees and expenses upon the closing of the offering described in Note (b) and the reclassification described in Note (c).

  (i)
  Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the repayment and termination of our existing credit facility as described in Note (e).

  (j)
  Represents the addition of the interest costs associated with the new revolving credit facility as discussed in Note (d) and the interest costs associated with the notes forming part of the IDSs and the separate notes as discussed in Note (b) and Note (c).

  (k)
  We expect to record $        of interest income under the effective interest rate method as a result of entering into the interest rate swap arrangements as described in Note (f). Our actual cash received annually under these arrangements is expected to be $        .

        The unaudited pro forma condensed consolidated statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of original issue discount associated with the expected redemption of our senior discount debentures on June 14, 2004 as described in Note (a), which will total $1,968 as of June 14, 2004;

  •
  the premiums associated with expected redemption of our senior discount debentures as described in Note (a), which we estimate will total $1,125;

  •
  the write-off of debt issuance costs associated with expected redemption of our senior discount debentures on June 14, 2004 as described in Note (a), which will total $330 as of June 14, 2004;

  •
  the write-off of debt issuance costs associated with the debt to be extinguished early, as described in Note (e), which totalled $5,906 as of March 31, 2004; and

  •
  the recording of stock-based compensation expense of approximately $        due to the termination of our stock incentive plans as described in Note (c).

  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to reflect the following adjustments as if the Transactions, the redemption of our senior discount debentures and the disposition of our Directories Business had occurred on January 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

  (l)
  Represents the effect of eliminating the results of operations of the Directories Business and the $113,518 gain on disposal, $4,249 foreign exchange gains, and alternative minimum income taxes of $1,095 associated with its disposition from the unaudited pro forma condensed consolidated statement of operations. We disposed of 99.9% of the Directories Business during 2003.

  (m)
  Represents the elimination of historical interest costs associated with the planned redemption of our senior discount debentures on June 14, 2004 as described in Note (a).

  (n)
  Represents the effect of eliminating the Fox Paine management fees and expenses (other than those associated with the Directories Business already included in Note (l)) from the results of operations. Fox Paine will no longer receive such fees and expenses upon the closing of the offering described in Note (b) and the reclassification described in Note (c).

  (o)
  Represents the elimination of historical interest costs associated with debt under our existing credit facility to be extinguished as a result of the transactions described in Note (e), or extinguished in previous financing transactions completed during 2003.

  (p)
  Represents the addition of the interest costs associated with the new revolving credit facility as discussed in Note (d) and the interest costs associated with the notes forming part of the IDSs and the separate notes as discussed in Note (b) and Note (c).

  (q)
  We expect to record $                  of interest income under the effective interest rate method as a result of entering into the interest rate swap arrangements as described in Note (f). Our actual cash received annually under these arrangements is expected to be $            .

        The unaudited pro forma condensed consolidated statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of original issue discounts associated with the expected redemption of our senior discount debentures on June 14, 2004 as described in Note (a), which will total $1,968 as of June 14, 2004;

  •
  the premiums associated with the expected redemption of our senior discount debentures as described in Note (a), which we estimate will total $1,125;

  •
  the write-off debt issue costs associated with expected redemption of our senior discount debentures on June 14, 2004 as described in Note (a), which will total $330 as of June 14, 2004;

  •
  the write-off of debt issue costs associated with the debt to be extinguished early, as described in Note (e), which totalled $6,145 as of December 31, 2003 under our existing credit facility;

  •
  the recording of stock based compensation expense of approximately $        due to the expected termination of our stock incentive plans as described in Note (c):

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Introduction

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this information statement/prospectus. This information statement/prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements."

Alaska Communications Systems Group

        On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. Subsequently, on August 27, 2003, we disposed of substantially all of our remaining interest in the Directories Business. As a result of this transaction, we now own less than 0.1% of the Directories Business. See Note 10, "Gain on Disposal of Assets," to the audited consolidated financial statements included in this information statement/prospectus for additional information on this transaction.

        During the first quarter of 2003, our lenders approved an amendment and waiver to our old senior credit facility that, among other things, permitted us to sell our Directories Business and required that 75% of proceeds would be used to repay outstanding senior credit facility term loans. This amendment and waiver became effective on May 8, 2003, and on May 12, 2003, we paid down $107 million of its outstanding term loans under our old senior credit facility. On August 26, 2003, we completed the refinancing of our old senior credit facility term loans. We entered into a $250 million new senior credit facility consisting of a term loan facility in an aggregate principal amount of $200 million and an undrawn revolving credit facility of $50 million. We simultaneously issued $182 million aggregate principal amount of 9 7/8% senior unsecured notes due 2011. From these proceeds, we paid off the remaining $321 million of our old senior credit facility, thereby extinguishing it.

        On September 15, 2003, we announced the appointment of Liane Pelletier as CEO and President and the retirement of Charles E. Robinson as CEO. Ms. Pelletier joined our Board of Directors effective October 6, 2003, after spending 17 years at Sprint Corporation, most recently as a member of the Executive Management Committee and as Chief Integration Officer. Ms. Pelletier's position consolidates Mr. Robinson's day-to-day responsibilities and those of Wesley E. Carson, who left in May 2003 to be CEO of the Directories Business. Mr. Robinson, a 45-year telecom industry veteran who founded us in 1999, remained as Chairman of the Board until December 31, 2003 but retired from our day-to-day management on October 6, 2003. Ms. Pelletier replaced Mr. Robinson as Chairman on January 1, 2004. On November 6, 2003, we announced the appointment of David C. Eisenberg to the position of Senior Vice President, Corporate Strategy and Development. Mr. Eisenberg is directly responsible for strategic planning, business development, market and competitive analysis, market research and strategy, regulatory strategy and corporate communications. Mr. Eisenberg comes from Sprint Corporation where he was Vice President—Corporate Strategy and responsible for helping shape that corporation's strategic direction. On January 26, 2004, we announced the appointment of Sheldon Fisher as Senior Vice President of Sales and Product Marketing. Mr. Fisher comes from Sprint Corporation where he was Vice President, Broadband Direct. Mr. Fisher focused on deploying a number of new technologies while at Sprint, and his knowledge will be essential as we deliver innovative new offerings to our customers. On March 1, 2004, we announced the appointment of David Wilson to the position of Chief Financial Officer. In his previous position, Mr. Wilson was Chief Financial Officer of Triumph Communications, a subsidiary of Hughes Electronics.

        On November 19, 2003, John M. Egan joined our Board of Directors. Mr. Egan is the recently retired founder and chairman/CEO of ARRIS Group. ARRIS is a global communications technology company specializing in the design and engineering of broadband local access networks and a leading developer and supplier of optical transmission, cable telephony and Internet access for cable systems operators. On January 9, 2004, Patrick Pichette joined our Board of Directors. Mr. Pichette is Executive Vice-President at Bell Canada. In this capacity, he is responsible for accelerating BCE's migration to the customer service, infrastructure and support systems required to create its new IP-based network.

        In December 2001, we entered into a Telecommunications Services Partnering Agreement, or TPA, with the State of Alaska that became effective on April 1, 2002, to provide comprehensive telecommunications services for a period of five years. This contract obligated us, among other things, to deploy and manage advanced and innovative technologies through new and previously untested business practices. The TPA contained a specific completion date of April 1, 2003 for certain implementation aspects, as the well as specific ongoing service level agreements. Both parties to the TPA alleged breaches and failures to perform by the other party, and on September 15, 2003, we received notification from the State of Alaska that the State was terminating the TPA between the two parties and initiating the disentanglement procedures under the contract. On October 1, 2003, we announced that we had entered into a voluntary settlement with the State of Alaska regarding the TPA. Subsequently, we and the State negotiated and agreed to a definitive settlement agreement and Mutual Release, or the settlement agreement, effective October 14, 2003.

        For the year ended December 31, 2003, the operations of the State of Alaska contract accounted for $19.9 million of our consolidated operating revenues, of which $15.5 million was recorded in our Internet revenue and $4.4 million was recorded in our interexchange revenue. We also incurred consolidated operating expenses under the contract of $27.2 million during 2003, of which $20.4 million was recorded as an expense of our Internet operations, $5.2 million was recorded as an expense of our interexchange operations and $1.5 million was recorded in depreciation expense. As a result primarily of the State of Alaska contract termination, we also recognized $54.9 million of operating losses from contract termination and asset impairment charges and $15.9 million of non-operating asset impairment charges. Our remaining obligations under the settlement agreement were completed in the first quarter of 2004 and the only remaining obligations are final payments to us by the State of Alaska.

        We generate revenue primarily through:

  •
  the provision of local telephone services, including:

  •
  basic local service to retail customers within our service areas,

  •
  wholesale service to CLECs,

  •
  network access services to interexchange carriers for origination and termination of interstate and intrastate long distance phone calls,

  •
  enhanced services,

  •
  ancillary services, such as billing and collection, and

  •
  universal service payments;

  •
  the provision of wireless services;

  •
  the provision of Internet services; and

  •
  the provision of interexchange network long-distance and data services.

        In addition, we provide video entertainment services through our partnership with the satellite operator, DISH Network.

        Local Telephone.    We are the largest LEC in Alaska and the 12th largest in the United States. Basic local service is generally provided at a flat monthly rate and allows the user to place unlimited calls within a defined local calling area. Access revenues are generated in part by billing interexchange carriers for access to the LEC's local network and its customers and in part by billing the local customers themselves. Universal service revenues are a subsidy paid to rural LECs to support the high cost of providing service in rural markets. Other service revenue is generated from ancillary services and enhanced services.

        Changes in revenue are largely attributable to changes in the number of access lines, local service rates and minutes of use. Other factors can also impact revenue, including:

  •
  intrastate and interstate revenue settlement methodologies,

  •
  authorized rates of return for regulated services,

  •
  proportion of access line use by business or consumer subscribers,

  •
  intrastate and interstate calling patterns,

  •
  customers' selection of various local rate plan options,

  •
  selection of enhanced calling services, such as voice mail, and

  •
  other subscriber usage characteristics.

        LECs have three basic tiers of customers:

  •
  consumer and business customers located in their local service areas that pay for local phone service and a portion of network access,

  •
  interexchange carriers that pay for access to long distance calling customers located within its local service areas and

  •
  CLECs that pay for wholesale access to our network in order to provide competitive local service on either a wholesale or UNE basis as prescribed under the 1996 Act.

        LECs provide access service to numerous interexchange carriers and may also bill and collect long distance charges from interexchange carrier customers on behalf of the interexchange carriers. The amount of access charge revenue associated with a particular interexchange carrier varies depending upon long distance calling patterns and the relative market share of each long distance carrier.

        Our local service rates for end users are authorized by the RCA. Authorized rates are set by the FCC and the RCA for interstate and intrastate access charges, respectively, and may change from time to time.

  Wireless

        We are one of the largest statewide providers of wireless services in Alaska, currently serving approximately 88,000 subscribers. Our wireless network covers over 480,000 residents, including all major population centers and highway corridors. We operate a TDMA digital network in substantially all of our service areas, and plan to upgrade this network to a new generation of digital network known as CDMA 1xRTT over the course of 2004.

  Internet

        We are the second largest provider of Internet access services in Alaska with approximately 46,000 customers. We offer dial-up and dedicated DSL Internet access to our customers. We are a single source provider of advanced IP based private networks in Alaska.

  Interexchange

        We provide switched and dedicated long distance services to approximately 42,000 customers in Alaska. The traffic from these customers is carried over our owned or leased facilities.

  Satellite Television

        We provide video entertainment services on a resale basis through our partnership with the satellite provider, Dish Network. We entered into this agreement in August 2003.

Critical Accounting Policies and Accounting Estimates

        We are responsible for the financial statements presented elsewhere in this information statement/prospectus and have evaluated the accounting policies used in their preparation. We believe these policies to be reasonable and appropriate. Our significant accounting policies are described in Note 1 "Description of Company and Summary of Significant Accounting Policies" to the consolidated financial statements included in this information statement/prospectus. The following discussion identifies those accounting policies that we believe are critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies, and the possibility that materially different amounts would be reported under different conditions or using different assumptions.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting the financial statements are those related to the realizable value of accounts receivable, long-lived assets, income taxes, network access revenue reserves and litigation reserves. Actual results may differ from those estimates.

  Network Access Revenue

        Access revenue is recognized when earned. We participate in toll revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the RCA within the intrastate jurisdiction and the FCC within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial statements, available separations studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional operational information becomes available. To the extent that disputes arise over revenue settlements, our policy is to defer revenue collected until settlement methodologies are resolved and finalized. At March 31, 2004, we had recorded liabilities of $13.1 million related to our estimate of refundable access revenue. Actual results could vary from this estimate.

  Income Taxes

        We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes reflect the temporary differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that such deferred tax assets will not be realized. If we thought it was more likely than not that all of our deferred tax assets would be realized in future periods, our previously reported net losses for the three years ended December 31, 2003 would decrease by up to $94.2 million and our accumulated deficit would decrease from $253.8 million to as much as $159.6 million. The cumulative valuation allowance against deferred tax assets was $99.4 million as of March 31, 2004.

        We intend to account for our issuance of the IDSs in the IDS public offering as representing shares of Class A common stock and notes by allocating the proceeds for each IDS to the underlying Class A common stock or notes based upon the relative fair values of each. Accordingly, we will account for the portion of the aggregate IDSs outstanding that represents notes as long-term debt bearing a stated interest rate of    % maturing on 2019. We have concluded that it is appropriate, and we intend, to annually deduct interest expense of approximately $                  on the notes from taxable income for U.S. federal and state income tax purposes. There can be no assurance that the Internal Revenue Service, or the IRS, or the courts will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted, although to date we have not been notified that the notes should be treated as equity rather than debt for U.S. federal and state income tax purposes. If the notes were required to be treated as equity for income tax purposes, the cumulative interest expense associated with the notes would not be deductible from taxable income and we would be required to recognize additional tax expense and establish a related income tax liability. The additional tax due to the federal and state authorities would be based on our taxable income or loss for each of the years that we take the interest expense deduction and would materially reduce our after-tax cash flow and materially affect our ability to make interest or dividend payments on the IDSs. We do not currently intend to record a liability for a potential disallowance in total or in part of this interest expense deduction. In addition, non U.S. holders could be subject to withholding taxes on the payment of interest which could subject us to additional liability for the withholding taxes that we do not intend to collect on payments of such interest.

        The determination of whether the IDSs constitute investment units where the notes are instruments separate and distinct from the Class A common stock portion of the IDSs and appropriately classified as debt or equity for U.S. federal income tax purposes is based on our facts and circumstances. There is no clear statutory definition of indebtedness for U.S. federal and state income tax purposes and its characterization is governed by principles developed in case law, which analyzes numerous factors with no one factor being dispositive, that are intended to identify the economic substance of the investor's interest in us. While the IRS has not published an exhaustive list of relevant items, principal factors often cited include the intent of the parties, whether the instrument in question is an unconditional obligation to pay a sum certain at a maturity date that is not unduly far in the future and whether the instrument has significant equity-like characteristics (for example, convertibility into the stock of the corporation, participation rights, voting power or subordination to other creditors).

        Additionally, the IRS may challenge the determination that the fixed interest rate on the notes represents an arm's-length rate and, if successful, any excess amount over the arm's length rate could be characterized as a non-deductible payment, or dividend, instead of an interest payment for U.S. federal and state income tax purposes, which could materially increase our taxable income and, thus, our income tax liability.

        Our determination that the notes should be treated as debt for U.S. federal income tax purposes relies upon certain representations and determinations by us and Houlihan Lokey as an independent appraisal firm, including, without limitation, representations and determinations substantially to the effect that:

  •
  the term, interest rate and other material provisions of the notes are commercially reasonable and are substantially similar to the terms to which an unrelated third party lender bargaining at arm's-length would reasonably agree;

  •
  the aggregate principal amount of the notes in relation to the aggregate amount of our capital is commercially reasonable under the circumstances;

  •
  we expect to pay the principal and interest on the notes in full in accordance with their terms; and

  •
  the ratio of our aggregate outstanding indebtedness to the fair market value of our equity following the Transactions will not exceed          to 1.

        In light of the representations and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the notes, we (and our counsel) are of the view that the notes should be treated as debt for U.S. federal income tax purposes. We intend to take this position. However, there is no authority that directly addresses the tax treatment of securities with terms substantially similar to the terms of the notes or offered under circumstances such as the offering (i.e., offered as a unit consisting of notes and common stock). Accordingly, there can be no assurance that this position would be sustained if challenged by the IRS.

        Nevertheless, weighing all of the factors and based in part on the foregoing determination from independent financial advisors and advice they have received from outside legal counsel, our U.S. tax counsel believes that the notes, one of the two securities comprising an IDS, should be characterized as debt and the interest paid on the notes should be deductible for U.S. federal income tax purposes. We intend to take this position. However, there can be no assurance that this position would be sustained if challenged by the IRS. See "Risk Factors—Risks Relating to the IDSs, including the Class A Common Stock and Notes Represented by the IDSs and the Separate Notes—The U.S. federal income tax consequences of the purchase, ownership and disposition of IDSs are unclear" and "Material U.S. Federal Income Tax Considerations."

  Regulated Accounting

        Our local telephone exchange operations account for costs in accordance with the accounting principles for regulated enterprises prescribed by SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, under SFAS No. 71, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. We implemented, effective January 1, 2003, higher depreciation rates for our regulated telephone plant for the interstate jurisdiction which we believe approximate the economical useful lives of the underlying plant. As a result, we have recorded a regulatory asset under SFAS No. 71 of $21.9 million as of March 31, 2004 related to depreciation of the regulated telephone plant allocable to our intrastate and local jurisdictions. We have also deferred as a regulatory asset $0.9 million of costs incurred in connection with regulatory rate making proceedings, which is being amortized over three years starting in 2003. The balance of this regulatory asset was $0.5 million at March 31, 2004. If we were not following SFAS No. 71, we would have recorded additional depreciation expense of $21.9 million for the intrastate and local jurisdictions and the deferred costs incurred in connection with regulatory rate making proceedings would have been charged to expense as incurred. We also have a regulatory liability of $51.7 million at March 31, 2004 related to accumulated removal costs. If we were not following SFAS No. 71, it would have followed SFAS No. 143 for asset retirement obligations. Non-regulated revenues and costs incurred by the local telephone exchange operations and our non-regulated operations are not accounted for under SFAS No. 71 principles.

  Goodwill and Other Intangible Assets

        Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with the guidelines of this accounting principle, goodwill and indefinite-lived intangible assets are no longer amortized but will be assessed for impairment on at least an annual basis. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment is then measured in the second step. We determined the fair value of each reporting unit for purposes of this test primarily by using a discounted cash flow valuation technique. Significant estimates used in the valuation include estimates of future cash flows, both future short-term and long-term growth rates, and estimated cost of capital for purposes of arriving at a discount factor. At March 31, 2004, we had recorded goodwill of $38.4 million applicable to its local telephone and wireless segments.

  Litigation Reserves

        We are involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of business, and have recorded litigation reserves of $3.4 million as of March 31, 2004 against certain claims and legal actions. We believe that the disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Estimates involved in developing these litigation reserves could change as these claims, legal actions and regulatory proceedings are resolved.

  IDSs and Class B Common Stock

        Our IDS units include Class A common stock, notes and embedded derivative features that may require bifurcation under SFAS 133. Upon the completion of the IDS offering, proceeds from the issuance of the IDSs will be allocated, based upon relative fair value, to Class A common stock and the notes. If it is determined at the time of issue that the embedded derivatives are required to be bifurcated and accounted for separately, a portion of the proceeds from the original issuance will also be allocated to these derivatives equal to the combined fair value of the embedded derivatives that requires bifurcation. If a portion of the initial proceeds is allocated to any of the derivatives associated with the notes, the notes will initially be recorded at a discount and accreted to their redemption value as a component of interest expense using the effective interest method.

        The Class A common stock portion of the IDS unit will be included in stockholders' equity, net of related transaction costs, and dividends paid on the Class A common stock will be recorded as a reduction to retained earnings when declared by us. The note portion of the IDS unit will be included in long-term debt, and the related transaction costs will be capitalized as deferred financing costs and amortized to interest expense using the effective interest method. Interest on the notes will be charged to expense as accrued. We intend to determine the fair value of the Class A common stock and the notes with the assistance of a third party valuation firm and the terms of the sale of the separate notes, which are identical to the notes included in the IDSs.

        In connection with the recapitalization, we will reclassify each outstanding share of our existing common stock into the right to receive cash and shares of Class B common stock. A portion of the shares of Class B common stock issued to our existing stockholders in the reclassification is subject to pro rata redemption with the net proceeds received by us from any sale of IDSs in connection with the exercise of the underwriters' overallotment option. On the 12th day after the completion of the reclassification, any shares of Class B common stock that remain outstanding in excess of 10% of the overall value of our equity capitalization will be exchanged for IDSs. The remaining Class B common stock will be automatically exchanged on the second anniversary of this offering into either IDSs or, if the IDSs have automatically separated or are otherwise not outstanding at such time, the applicable number of shares of Class A common stock and a note having a principal amount equal to each note which was represented by an IDS, provided that, at such date, there is not a default or events of default under our indebtedness or the indebtedness of our subsidiaries. In the event of a mandatory redemption of 100% of the notes comprising IDSs such that following the redemption there will no longer be any notes and IDSs outstanding, then notwithstanding the applicable exchange provisions, in connection with the redemption of all of our outstanding notes, all shares of Class B common stock will be automatically exchanged for IDSs on the applicable redemption date and the notes acquired by the holders of Class B common stock as part of the IDSs in the exchange will be redeemed as part of the mandatory redemption. The Class B common stock contains dividend features which are intended to replicate the yield on the IDS.

        Accordingly, at the date of initial issuance the Class B common stock will be classified, in whole or in part, as debt, mezzanine equity or permanent equity. Any dividends paid on the Class B common stock will be deducted in the determination of net income available to Class A common stockholders for determination of earnings per share.

        At the time that the automatic exchange of Class B common stock into IDSs occurs, the portion of the IDSs redeemable for Class A common stock will be classified as permanent equity and the portion of the IDSs redeemable for notes will be classified as debt. The associated interest payments on the notes represented by the IDSs will be included in interest expense. If it is determined at the time of issuance the embedded exchange feature is required to be bifurcated and separately accounted for, a portion of the value of the Class B common stock at original issuance will also be allocated to this derivative. If, at the time of automatic exchange of the Class B common stock into IDSs (and the Class A common stock and notes represented thereby), the fair value of the notes differs from the exchange value, then the amount recorded in debt will initially be recorded at a discount or premium and accreted or amortized to the debt maturity using the effective interest method.

  Stock Based Compensation

        We currently have in place stock-based compensation plans including an employee stock option plan, a non-employee director stock compensation plan and an employee stock purchase plan. We expect to terminate all of these stock-based compensation plans upon the completion of the Transactions. We also intend to replace the stock-based compensation plans with a long term incentive plan, or LTIP, and have engaged an outside compensation consulting firm to make recommendations to the compensation committee of our board of directors regarding LTIP structures.

        Our Board of Directors is considering various alternatives to fairly compensate our employees for the termination of the existing stock-based compensation plans. Any plan adopted by our Board of Directors is likely to result in compensation expense upon consummation of the Transactions.

Results of Operations

        The following table summarizes our operations for the years ended December 31, 2001, 2002, and 2003 and for the three months ended March 31, 2003 and 2004. Certain reclassifications have been made to 2002 and 2001 to conform to the current presentation of our consolidated operations.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Operating revenues:
Local telephone:
Local network service	$96,270	$99,512	$96,357	$24,129	$22,753
Network access revenue	102,977	108,335	97,759	25,061	27,695
Deregulated revenue and other	22,164	18,600	21,271	4,811	5,334

Total local telephone	221,411	226,447	215,387	54,001	55,782
Wireless	41,894	43,180	46,548	10,330	11,601
Directory	33,870	33,604	11,631	8,278	—
Internet	13,724	20,847	33,026	7,156	4,613
Interexchange	17,626	16,066	16,956	4,027	3,409

Total operating revenues	328,525	340,144	323,548	83,792	75,405
Operating expenses:
Local telephone	117,820	114,582	116,354	27,255	32,524
Wireless	27,429	29,352	31,064	6,910	7,298
Directory	14,684	14,170	5,249	3,449	—
Internet	16,577	31,299	45,523	10,614	7,506
Interexchange	25,784	23,647	25,542	5,618	5,016
Contract termination and asset impairment charges	—	—	54,858	—	—
Depreciation and amortization	79,108	82,940	82,185	22,600	19,106
Loss (gain) on disposal of assets, net	—	2,163	(112,622)	746	227
Goodwill impairment loss	—	64,755	—	—	—

Total operating expenses	281,402	362,908	248,153	77,192	72,307

Operating income (loss)	47,123	(22,764)	75,395	6,600	3,098
Other income and expense:
Interest expense	(60,157)	(51,704)	(71,470)	(13,329)	(12,097)
Interest income and other	3,319	2,203	(9,408)	192	230

Total other expense, net	(56,838)	(49,501)	(80,878)	(13,137)	(11,867)

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle	(9,715)	(72,265)	(5,483)	(6,537)	(8,769)
Income tax expense (benefit)	(195)	—	1,095	—	—

Loss from continuing operations	(9,520)	(72,265)	(6,578)	(6,537)	(8,769)
Loss from discontinued operations	(1,718)	(7,632)	(52)	(52)	—

Loss before cumulative effect of change in accounting principle	(11,238)	(79,897)	(6,630)	(6,589)	(8,769)
Cumulative effect of change in accounting principle	—	(105,350)		—	—

Net loss	$(11,238)	$(185,247)	$(6,630)	$(6,589)	$(8,769)

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        All amounts are discussed at the consolidated level after the elimination of intercompany revenue and expense.

  Operating Revenues

        Operating revenue decreased $8.4 million, or 10.0%, for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Local telephone and wireless revenue increased compared to the corresponding period of 2003, while Internet and interexchange revenue decreased compared to the corresponding period of 2003. On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. We did not have any revenues from operations from the Directories Business after that date, but had recorded $8.3 million of revenues from this business for the three months ended March 31, 2003.

        Local Telephone.    Local telephone revenue, which consists of local network service, network access and deregulated and other revenue, increased $1.8 million, or 3.3%, for the three months ended March 31, 2004 compared to the same period in 2003. The following table summarizes our consolidated local telephone revenue by category:

	Three Months Ended March 31,
	2004	2003
	(in thousands)
Local telephone revenue:
Local network service	$22,753	$24,129
Network access	27,695	25,061
Deregulated and other	5,334	4,811
Total local telephone revenue	$55,782	$54,001

        The following table summarizes our local telephone access lines:

	As of March 31,
	2004	2003
Local telephone access lines:
Retail	217,054	231,832
Wholesale	20,066	19,619
Unbundled network elements — platform (UNE — P)	5,177	4,275
Unbundled network elements — loop (UNE — L)	69,622	64,821

Total local telephone access lines	311,919	320,547

        Local network service revenue decreased $1.4 million or 5.7% from the prior year, while access lines in service decreased 2.7% to 311,919. The decrease reflects the net effect of retail market share losses offset by increases in unbundled network element revenue. Also contributing to the decrease in local network service is a decrease in feature, directory assistance and cellular access revenue.

        We experienced a loss of direct retail customers during the year as customers cancelled second lines they were not using or switched to competing service providers. This reduction in direct retail customers was partially offset by an increase in wholesale lines. Generally, if a retail local network service customer of ours switches to a competitor, we continue to provide the line to the competitor on a wholesale basis at reduced revenue per line. Management believes that the continuing loss of retail market share we have experienced in certain of our markets is partially attributable to below cost interconnection rates mandated by the RCA for UNEs. During the first quarter of 2000, we reopened interconnection proceedings for our Anchorage market and during the second quarter of 2001 filed for an interim and refundable UNE rate increase of approximately $10 per month per loop. On October 25, 2001, the RCA granted ACSA an interim UNE rate increase of $1.07, bringing the UNE rate up from $13.85 to $14.92. The interim and refundable rate increase was implemented in November 2001 and generated approximately $0.8 million in additional annual revenue during 2003. The RCA held a formal hearing on final Anchorage UNE rates during November 2003. The issue of a new interconnection agreement between ACSA and GCI is expected to be adjudicated by the RCA during the second quarter of 2004. We cannot predict what the outcome will be.

        On April 18, 2004, ACSF and ACSAK settled a dispute with GCI concerning their claim to a rural exemption. As part of that agreement the parties also agreed to new interconnection agreements between: (1) ACSF and GCI; and (2) ACSAK and GCI. Among other elements of the agreement, the parties have agreed to an increase in UNE rates for local loops in ACSF and ACSAK commencing on January 1, 2005.

        We believed we were earning less than our authorized rate of return for local network service in several of our markets and in compliance with Alaska Public Utilities Commission ("APUC") orders related to the approval of our acquisition of our four LECs in 1999, filed local service rate cases for all of our LEC businesses with the RCA on July 2, 2001 aimed at making up this deficiency. The RCA's decisions on revenue requirements have a direct impact on the retail rates and intrastate access rates that we are allowed to charge. A RCA finding of over earnings generally leads to rate reductions while a RCA finding of under earnings generally results in rate increases.

        In October 2001, ACSA filed for increased interim and refundable local service rates in Anchorage in order to expedite a partial recovery of the total revenue deficiency. On November 15, 2001, the RCA approved an interim and refundable rate increase for ACSA of 24% for certain services. This interim and refundable rate increase was implemented in November 2001 and generated approximately $3.8 million in annual revenue for 2003. The RCA concluded the revenue requirement phase of the hearing for ACSA by finding ACSA to be under earning. The RCA has scheduled rate hearings during December 2004.

        On March 25, 2003, the RCA issued an order approving new revenue requirements for ACSF, ACSAK, and ACSN. The RCA found over earnings by ACSF and ACSN and under earnings by ACSAK. In compliance with RCA orders, ACSF, ACSAK, ACSN filed cost of service and rate design studies, and supporting testimony, consistent with the RCA revenue requirements orders. A stipulated rate settlement for ACSF, ACSAK and ACSN was approved by the RCA on April 8, 2004.

        Network access revenue increased $2.6 million to $27.7 million for the three months ended March 31, 2004. The increase in network access revenue is due to ongoing true-ups to prior years' interstate access and universal service fund studies. Network access revenue is based on a regulated return on rate base and recovery of allowable expense associated with the origination and termination of toll calls for our retail and resale customers. Management expects that network access revenue will decline as a component of local telephone revenue for the foreseeable future.

        Deregulated and other revenue, which increased $0.5 million to $5.3 million for the three months ended March 31, 2004, consists principally of billing and collection ("B&C") services, space and power rents, deregulated equipment sales, paystation revenue, regulated directory listing revenue, and other miscellaneous telephone revenue. The increase in deregulated and other revenue is due principally to an increase in B&C services.

        Wireless.    Wireless revenue increased $1.3 million, or 12.3%, to $11.6 million for the three months ended March 31, 2004 compared to $10.3 million for the three months ended March 31, 2003. This increase is due primarily to growth in average subscribers of 6.4% from 82,223 for the three months ended March 31, 2003 to 87,504 for the three months ended March 31, 2004. The monthly average revenue per unit, or ARPU, increased 5.5% from $41.88 for the three months ended March 31, 2003 to $44.19 for the three months ended March 31, 2004 primarily as a result of increased minutes of use over calling plan allotments. Subscriber average minutes of use increased from 191 minutes for the three months ended March 31, 2003 to 225 minutes for the three months ended March 31, 2004.

        Internet.    Internet revenue decreased from $7.2 million, or 35.5%, for the three months ended March 31, 2003 to $4.6 million for the three months ended March 31, 2004. This decrease is primarily due to the loss of $3.6 million in revenue associated with our contract with the State of Alaska which was terminated in October 2003 offset by $1.0 million of revenue increases primarily as a result of growth in DSL subscribers of 39.7% from 13,910 at March 31, 2003 to 19,429 at March 31, 2004.

        On September 15, 2003, we received notification from the State of Alaska that it intended to terminate a five year Telecommunications Services Partnering Agreement ("TPA") with us. Subsequently, we and the State negotiated and agreed to a definitive Settlement Agreement and Mutual Release effective October 14, 2003, outlining the terms of disentanglement between the parties. We completed our remaining obligations under the Settlement Agreement during the first quarter of 2004.

        Interexchange.    Interexchange revenue decreased from $4.0 million for the three months ended March 31, 2003 to $3.4 million for the three months ended March 31, 2004. This decrease was primarily a result of the termination of services provided to the State of Alaska, as discussed under "Internet" above. The loss of approximately $0.7 million in long distance revenue related to the State of Alaska was partially offset by a slight increase in long distance revenues to other customers. Long distance subscribers decreased from 57,677 in 2003 to 42,053 in 2004 due in part to the termination of the State of Alaska contract and in part to database grooming to remove non-revenue generating inactive subscribers in connection with a billing conversion completed in the second quarter of 2003. Total minutes of use decreased from 37.8 million in 2003 to 32.1 million in 2004 primarily as a result of these factors.

  Operating Expenses

        Operating expense decreased $4.9 million, or 6.3%, from $77.2 million for the three months ended March 31, 2003 to $72.3 million for the three months ended March 31, 2004. Depreciation and amortization associated with the operation of each of our segments has been included in total depreciation and amortization. On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. We did not have any expenses from operations from the Directories Business after this date, but had recorded $3.4 million of expenses from this business for the three months ended March 31, 2003.

        Local Telephone.    The components of local telephone expense are plant specific operations, plant non-specific operations, customer operations, corporate operations and property and other operating tax expense. Local telephone expense increased to $32.5 million for the three months ended March 31, 2004 from $27.3 million for the three months ended March 31, 2003. The increase in local telephone expense was primarily attributable to employee severance and restructuring costs and consulting fees.

        Wireless.    Wireless expense increased $1.0 million, or 14.7%, for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. This increase is due substantially to an increase in minutes of use from 47.2 million minutes in the three months ended March 31, 2003 to 59.1 million minutes in the three months ended March 31, 2004 and an increase in cost of goods sold for cell phones as we gained 974 subscribers for the three months ended March 31, 2004 compared to 5 subscribers for the three months ended March 31, 2003. We also incurred costs associated with the planned launch in selected regions of our CDMA 1x RTT and EVDO networks in May 2004.

        Internet.    Internet expense decreased by $3.1 million, or 29.3%, from $10.6 million in 2003 to $7.5 million in 2004. The decrease in Internet expense was due principally to the elimination of the operating costs associated with the Company's contract with the State of Alaska. As discussed above, this contract with the State of Alaska was terminated effective October 2003.

        Interexchange.    Interexchange expenses decreased by $0.6 million, or 10.7% to $5.0 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. The majority of this decrease was the result of the decline in long distance minutes of use as discussed under interexchange service revenue above and is primarily attributable to the loss of the contract with the State of Alaska.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $3.5 million, or 15.5%, to $19.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. The decrease in depreciation is due principally to depreciation rate decreases ordered by the RCA for ACSA which we adopted for the intrastate and local jurisdictions during the fourth quarter of 2003, retroactive to January 1, 2003.

        Loss on Disposal of Assets.    For the quarter ended March 31, 2004, we recorded non-cash losses on disposal of assets of $0.2 million. We recorded non-cash losses on disposal of certain wireless assets of $0.7 million during the quarter ended March 31, 2003 as a result of retiring or otherwise disposing of non-regulated assets which had not been fully recovered through depreciation expense.

  Interest Expense

        Interest expense decreased $1.2 million to $12.1 million for the three months ended March 31, 2004 compared to $13.3 million for the three months ended March 31, 2003. Our interest expense declined due to lower term loan balances, market interest rate effects on our variable interest rate debt, and the early extinguishment of our interest rate swap contract during the fourth quarter of 2003 partially offset by additional interest expense in 2004 resulting from the $182 million aggregate principal amount of 9 7/8% senior unsecured notes due 2011 issued by us in August 2003.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999, the date of the acquisition of substantially all of our operations.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale our wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the three months ended March 31, 2003. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance. We completed our disposal of our wireless cable television segment as of March 31, 2003.

  Net Loss

        The change in net loss is primarily a result of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Operating Revenues

        Operating revenues decreased $16.6 million, or 4.9%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. Wireless, Internet, and interexchange revenues increased compared to the prior period, while local telephone decreased. On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. We did not have any revenues from operations from the Directories Business after that date.

        Local Telephone.    Local telephone revenues, which consist of local network service, network access revenue, and deregulated revenues and other, decreased $11.1 million, or 4.9%, for the year ended December 31, 2003 compared to the same period in 2002.

        The local network service component of local telephone revenues was $96.4 million during 2003 compared with $99.5 million during 2002.Local network service revenue decreased $3.2 million or 3.2% from the prior year, while average access lines in service decreased 2.7% to 318,614. Substantially all of the decrease reflects the net effect of retail market share losses offset by increases in unbundled network element revenue. Retail access lines decreased 15,330 or 6.5% to 220,818 at December 31, 2003.

        We experienced a loss of direct retail customers during the year as customers cancelled second lines they were not using or switched to competing service providers. This reduction in direct retail customers was partially offset by an increase in wholesale lines. Generally, if a retail local network service customer of ours switches to a competitor, we continue to provide the line to the competitor on a wholesale basis at reduced revenue per line. Management believes that the continuing loss of market share we have experienced in certain of our markets is partially attributable to below cost interconnection rates mandated by the RCA for UNEs. During the first quarter of 2000, we reopened interconnection proceedings for our Anchorage market and during the second quarter of 2001 filed for an interim and refundable UNE rate increase of approximately $10 per month per loop. On October 25, 2001, the RCA granted ACSA an interim UNE rate increase of $1.07, bringing the UNE rate up from $13.85 to $14.92. The interim and refundable rate increase was implemented in November 2001 and generated approximately $0.8 million in additional revenue during 2003. The RCA held a formal hearing on final Anchorage UNE rates during November 2003. We cannot predict when the RCA will issue a final order in this matter or what the outcome will be. See "Regulation" for further discussion.

        We believe we are earning less than our authorized rate of return for local network service in several of our markets, and in compliance with APUC orders related to the approval of the acquisition of the four LECs in 1999, filed local service rate cases for all of our LEC businesses with the RCA on July 2, 2001 aimed at making up this deficiency. The RCA's decisions on revenue requirements will have a direct impact on the retail rates and intrastate access rates that we are allowed to charge. An RCA finding of over earnings generally leads to rate reductions while a RCA finding of under earnings generally results in rate increases.

        In October 2001, we filed for increased interim and refundable local service rates in our Anchorage market in order to expedite a partial recovery of the total revenue deficiency. On November 15, 2001, the RCA approved an interim and refundable rate increase for ACSA of 24% for certain services.This interim and refundable rate increase was implemented in November 2001 and generated approximately $3.8 million in revenue for the year 2003. The RCA concluded the revenue requirement phase of the hearing for ACSA by finding ACSA to be under earning. By increasing the amount we are considered to under earn, the RCA set the groundwork for increasing the rates we charge so that we earn enough to cover investment requirements to replace old assets. We expect the RCA to continue to hold rate hearings December 2004.

        On March 25, 2003, the RCA issued an order approving new revenue requirements for ACSF, ACSAK and ACSN. The RCA found over earnings by ACSF and ACSN and under earnings by ACSAK. In compliance with RCA orders, ACSF, ACSAK and ACSN have filed cost of service and rate design studies, and supporting testimony, consistent with the RCA revenue requirements orders.

On February 20, 2004, the RCA held a hearing to review a stipulated rate settlement. Final rates are expected to be approved during the first half of 2004.

        Network access revenues decreased by $10.6 million, or 9.8%, from $108.3 million in 2002 to $97.8 million in 2003. During the second quarter of 2002, we recognized as revenue $11.1 million of previously deferred interstate access revenue related to a dispute on interstate access rates for the Anchorage market based on a favorable ruling by the District of Columbia Court of Appeals. Network access revenue is based on a regulated return on rate base and recovery of allowable expense associated with the origination and termination of toll calls for our retail and resale customers. Excluding the impact of the revenue recognized as a result of the favorable ruling by the court, the increase in network access revenues of $0.5 million compared to the corresponding period in 2002 is due primarily to updated access studies. Management expects that network access revenues will generally be on a declining trend for the foreseeable future.

        Deregulated and other revenues, which increased $2.7 million, or 14.4% from 2002, consists principally of billing and collection services, space and power rents, deregulated equipment sales, pay station revenues, regulated directory listing revenue, and other miscellaneous telephone revenues. The increase in deregulated and other revenue was due primarily to an increase in rents and billing and collection revenue.

        Wireless.    Wireless revenues increased $3.4 million, or 7.8%, to $46.5 million for the year ended December 31, 2003 compared to $43.2 million for the year ended December 31, 2002. This increase is due primarily to growth in average subscribers of 4.2% from 81,170 in 2002 to 84,619 in 2003. Subscriber average minutes of use increased from 202 minutes in 2002 to 227 minutes in 2003. Primarily as a result of increased minutes of use over plan allotments, the monthly average revenue per unit, or ARPU, increased from $44.33 in 2002 to $45.84 in 2003.

        Internet.    Internet revenues increased from $20.8 million in 2002 to $33.0 million in 2003—an increase of $12.2 million, or 58.4%. This increase is primarily due to revenue associated with our contract with the State of Alaska and because approximately $1.2 million of this increase was earned in the prior year but could not be estimated and therefore was not recorded until the current year. Internet also experienced growth in DSL subscribers of 41.2% from 12,590 at December 31, 2002 to 17,780 at December 31, 2003.

        On September 15, 2003, we received notification from the State of Alaska that it intended to terminate a five year TPA with us and disentangle. Subsequently, we and the State have negotiated and agreed to a definitive Settlement Agreement and Mutual Release effective October 14, 2003, outlining the terms of disentanglement between the parties. We anticipate that revenue for this segment will decrease in future periods as disentanglement occurs under the agreement. State of Alaska contract revenues included in Internet were $15.5 million and $8.0 million for the years ended December 31, 2003 and 2002, respectively

        Interexchange.    Interexchange revenue increased from $16.1 million in 2002 to $17.0 million in 2003—an increase of $0.9 million, or 5.5%. Long distance subscribers decreased from approximately 70,000 at December 31, 2002 to 43,166 at December 31, 2003. The decrease in subscribers was substantially due to database grooming to remove approximately 20,000 non-revenue generating inactive subscribers from the subscriber list in connection with the conversion of long distance billing from an outside service bureau to an in-house system during the first and second quarters of 2003. The average revenue per unit, or ARPU, increased to $24.97 in 2003 compared to $19.73 during 2002 and total minutes of use decreased from 153.4 million in 2002 to 149.3 million in 2003. The decline in minutes of use was due to increased competition in the marketplace, and the popularity of discount long distance calling cards. Currently, we have a low penetration on this product, but we expect our market share to grow as we increasingly offer attractive bundles to our customers, which may offset declines in interexchange revenue due to the termination of the State of Alaska contract.

Operating Expenses

        Operating expenses decreased $114.8 million, or 31.6%, from $362.9 million for the year ended December 31, 2002 to $248.2 million for the year ended December 31, 2003. Included in operating expenses for 2003 is a net gain on disposal of assets of $112.6 million and contract termination and asset impairment charges of $54.9 million. Included in operating expenses for 2002 is a goodwill impairment charge of $64.8 million and a net loss on disposal of assets of $2.2 million. Excluding these charges, operating expenses increased $9.9 million or 3.4%.

        On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. We did not have any expenses from operations from the Directories Business after this date.

        Depreciation and amortization associated with the operation of each of our segments has been included in total depreciation and amortization.

        Local Telephone.    The components of local telephone expense are plant specific operations, plant non-specific operations, customer operations, corporate operations and property and other operating tax expense. Local telephone expense increased from $114.6 million for the year ended December 31, 2002 to $116.4 million for the year ended December 31, 2003—an increase of $1.8 million or 1.5%. The increase in local telephone expense was substantially attributable to executive recruiting and retirement costs, litigation reserves and federal universal service charges recorded during the third and fourth quarters of 2003.

        Wireless.    Wireless expense increased $1.7 million, or 5.8%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. This increase is substantially due to an increase of minutes of use from 196.8 million in 2002 to 231.0 million in 2003.

        Internet.    Internet expenses increased by $14.2 million, or 45.4%. The increase in Internet expense was due principally to transition expenses and operating costs associated with providing services under the State of Alaska telecommunications contract. State of Alaska contract related expense totaling $1.5 million was incurred in the previous year but was recorded in the current year as it was the first point in which the expense could be matched to the associated revenue, as discussed above in Internet revenue. We and the State have negotiated and agreed to a definitive Settlement Agreement and Mutual Release effective October 14, 2003, terminating the contract and outlining the terms of disentanglement between the parties. We anticipate expense for this segment to decline as we complete the disentanglement under the contract.

        Interexchange.    Interexchange expenses increased by $1.9 million, or 8.0%. The majority of this increase was caused by an increase in billing and collection fees, toll switching and litigation reserves in 2003.

        Contract termination and asset impairment charges.    During the year ended December 31, 2003, we recorded $54.9 million in contract termination and asset impairment charges. These charges resulted from (1) the termination of the TPA with the State of Alaska and (2) an impairment of fiber optic indefeasible rights of use and IP network and service center assets resulting from the termination of the

TPA as well as changes in the communications industry and the economy. The following table itemizes the components of the contract termination and asset impairment charges (in thousands).

Contract termination charges:
Contract termination payment	$3,448
Loss on disposal of assets	5,648
Accounts receivable and working capital write-downs	3,575

Total contract termination charges	12,671
Asset impairment charges	42,187

Total contract termination and asset impairment charges	$54,858

        See Note 9, "Contract Termination and Asset Impairment Charges" to the audited consolidated financial statements included elsewhere in this information statement/prospectus for a description of each element of the contract termination and asset impairment charges.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $0.8 million, or 0.9%.

        Loss (gain) on Disposal of Assets.    On April 28, 2003, we entered into an underwriting agreement to sell a majority interest in our Directories Business and on April 29, 2003 filed a final prospectus to offer this majority interest to investors through a Canadian income fund. The transaction was completed on May 8, 2003, with us selling an 87.42% interest and retaining a 12.58% interest in our Directories Business. We recognized a gain on disposition of this majority interest of our Directories Business of $97.6 million on a pre-tax basis.

        Subsequently on August 27, 2003, we disposed of substantially all of our remaining interest through the exercise of our right to convert 99.23% of our then remaining 12.58% interest to 2.5 million units of the ACS Media Income Fund, which were then sold in an underwritten offering. The transaction settled on September 4, 2003, generating $17.2 million in net proceeds and a gain on disposition of $15.9 million. As a result of this transaction, we now own less than 0.1% of the Directories Business.

        We recorded a non-cash loss on the disposal of certain fixed assets of $0.9 million during 2003 and 2.2 million during 2002.

        Goodwill impairment loss.    We recorded a non-cash goodwill impairment charge during the fourth quarter of 2002 of $64.8 million as a result of our annual goodwill impairment test under SFAS No. 142, Goodwill and Intangible Assets. See Note 4, "Goodwill and Other Intangible Assets" to the consolidated financial statements included elsewhere in this information statement/prospectus for additional information.

  Interest Expense and Interest Income and Other

        Interest expense increased $19.8 million, or 38.2%, for the year ended December 31, 2003 compared to the year ended December 31, 2002. As a result of the early extinguishments of outstanding debt of $106.7 million during the second quarter of 2003 and the refinancing of $320.7 million during the third quarter of 2003, $13.1 million of debt issuance cost was charged to interest expense. We also extinguished early our interest rate swap contract during the fourth quarter of 2003, resulting in an additional charge of $5.1 million. During the second quarter of 2002, we reversed $1.7 million of previously accrued interest expense as a result of a favorable ruling by the District of Columbia Court of Appeals related to a dispute on interstate access rates for the Anchorage market. In addition, we incurred additional interest expense in 2003 under our $182 million 9 7/8% senior unsecured notes due 2011, offset by lower term loan balances and the results of market interest rate effects on our variable interest rate debt. Interest income and other also declined by $11.6 million, due to a

$15.9 million non-operating impairment loss on a note receivable offset by the $4.3 million gain on foreign exchange on the sale of the Directories Business.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999—the date of the acquisition of substantially all of our operations. During 2003, we incurred $1.1 million in Alternative Minimum Tax as a result of the sale of our Directories Business.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale our wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for all periods presented and the assets and liabilities of the disposal group have been written down to their fair value, net of expected selling expense. The write down and results of operations of this discontinued segment resulted in a charge to discontinued operations of $52,000 and $7.6 million for the periods ended December 31, 2003 and 2002, respectively. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance. We completed our disposal of our wireless cable television segment as of March 31, 2003.

  Cumulative Effect of Change in Accounting Principle

        During the second quarter of fiscal 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142, Goodwill and Intangible Assets. This review indicated that goodwill recorded in the local telephone, Internet and interexchange segments was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $105.4 million as a cumulative effect of a change in accounting principle. See Note 4, "Goodwill and Other Intangible Assets", to the audited consolidated financial statements included elsewhere in this information statement/prospectus for additional discussion of the impact of this statement on our consolidated financial statements.

  Net Loss

        Net loss decreased $178.6 million, or 96.4% for the year ended December 31, 2003, compared to the year ended December 31, 2002, as a result of the factors discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Operating Revenues

        Operating revenues increased $11.6 million, or 3.5%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. Local telephone, wireless and Internet revenues increased compared to the prior period.

        Local Telephone.    Local telephone revenues increased $5.0 million, or 2.3%, for the year ended December 31, 2002 compared to the same period in 2001.

        The local network service component of local telephone revenues was $99.5 million during 2002 compared with $96.3 million during 2001.Revenue increased $3.2 million or 3.4% from the prior year, while average access lines in service decreased 1.0% to 327,965. The increase in revenue is due to an increase of approximately $2.1 million in additional feature, service order, directory assistance and wireless access revenue and approximately $1.1 million of additional local private line revenue. The revenue increase from approximately $4.9 million of rate increases for both retail and UNE local service rates implemented during the fourth quarter of 2001 at ACSA, as discussed below, was offset in part by a promotion to enhance customer loyalty and loss of direct retail lines as customers cancelled second lines they were no longer using and some customers switched to competing service providers. While we receive revenue from competing service providers for providing access to our customers on a wholesale basis, below-cost UNE rates reduces our ability to profit from wholesale.

        We believe we are earning less than our required rate of return for local network service in several of its markets and filed local service rate cases for all of our LEC businesses with the RCA on July 2, 2001 aimed at making up this deficiency. Subsequently, in October 2001, we filed for interim and refundable local service rates in our Anchorage market in order to expedite a partial recovery of the total revenue deficiency. On November 15, 2001 the RCA approved an interim and refundable rate increase for ACSA of 24% for certain services. This interim and refundable rate increase was implemented in November 2001 and generated approximately $4.2 million in additional revenue in 2002. We expect the RCA to continue to hold hearings during 2003 and to adjudicate final local service rates during 2003 or 2004.

        We continued to experience loss of retail market share for local network service in our Anchorage, Fairbanks and Juneau service areas during the year. Generally, when we lose a retail local network service customer of ours to a competitor, we continue to provide the line to the competitor on a wholesale basis at reduced revenue per line. Management believes that the continuing loss of market share we have experienced in certain of our markets is partially attributable to below cost interconnection rates mandated by the RCA for UNEs. During the second quarter of 2001, we reopened interconnection proceedings for our Anchorage market and filed for an interim and refundable UNE rate increase of approximately $10 per month per loop. On October 25, 2001, the RCA granted ACSA an interim and refundable UNE rate increase of $1.07, increasing the UNE rates from $13.85 to $14.92. The interim and refundable rate increase was implemented in November 2001 and generated approximately $0.7 million in additional revenue during 2002. The RCA held a formal hearing on final Anchorage UNE rates during November 2003. We cannot predict when the RCA will issue a final order in this matter or what the outcome will be. See "Regulation" for further discussion.

        Network access revenues increased by $5.4 million, or 5.2%, from $103.0 million in 2001 to $108.3 million in 2002. During the second quarter of 2002, we recognized as revenue $11.1 million of previously deferred interstate access revenue related to a dispute on interstate access rates for the Anchorage market based on a favorable ruling by the District of Columbia Court of Appeals. Excluding the impact of the revenue recognized as a result of the favorable ruling by the court, the decrease in network access revenue compared to the corresponding period in 2001 is due primarily to a shift from retail and wholesale lines to UNEs. Management expects that network access revenue will decline as a component of local telephone revenue for the foreseeable future.

        Deregulated and other revenues declined $3.6 million, or 16.1% from 2001. The decline in deregulated and other revenue was due primarily to a decrease in deregulated equipment sales of approximately $3.0 million. Customer premise equipment sales tend to fluctuate significantly from quarter to quarter and management believes they have also been impacted by recent economic concerns in the marketplace and technology alternatives.

        Wireless.    Wireless revenues increased $1.3 million, or 3.1%, to $43.2 million for the year ended December 31, 2002 compared to $41.9 million for the year ended December 31, 2001. This increase is due primarily to growth in average subscribers of 4.0% from 78,027 in 2001 to 81,170 in 2002. Average revenue per unit, or ARPU, decreased slightly from $44.74 in 2001 to $44.33 in 2002.

        Directory.    Directories Business revenues decreased slightly to $33.6 million in 2002 from $33.9 million in 2001.

        Internet.    Internet revenues increased from $13.7 million in 2001 to $20.8 million in 2002—an increase of $7.1 million, or 51.9%. This increase is primarily due to revenue associated with our contract with the State of Alaska and growth in DSL subscribers of 78.8% from 7,041 in 2001 to 12,590 in 2002. Also contributing to the increase was the additional revenues resulting from the acquisition of MosquitoNet in July of 2001.

        On December 10, 2001, we entered into a five-year contract with the State of Alaska to provide a broad range of telecommunications services, many of which were to be provided over an IP network and supported by a service center owned and operated by ACSI. Services under this contract began to be implemented during the second quarter of 2002. We made substantial capital investments to support the telecommunications needs of this customer, totaling approximately $12.4 million through December 31, 2002.

        Interexchange.    Interexchange revenue decreased from $17.6 million in 2001 to $16.1 million in 2002—a decrease of $1.6 million, or 8.9%. The decrease was due to a decline in long distance minutes of use from 219.6 million in 2001 to 153.4 million in 2002. Long distance subscribers increased from approximately 65,700 at December 31, 2001 to approximately 70,000 at December 31, 2002. During the first and second quarters of 2003, approximately 20,000 non-revenue generating inactive subscribers were removed from the subscriber lists due to database grooming. The decline in minutes of use was due to our decision to modify and cap a previously an unlimited $20 per month interstate calling plan in May of 2001, increased competition in the marketplace, and the popularity of discount long distance calling cards.

  Operating Expenses

        Operating expenses increased $81.5 million, or 29.0%, from $281.4 million for the year ended December 31, 2001 to $362.9 million for the year ended December 31, 2002.

        Local Telephone.    Local telephone expense decreased from $117.8 million for the year ended December 31, 2001 to $114.6 million for the year ended December 31, 2002—a decrease of $3.2 million or 2.7%. As a percentage of local telephone revenue, local telephone expense decreased from 53.2% for 2001 to 50.6% for 2002. These results reflect continued improvements in our cost structure, including workforce reductions and benefits derived from the deployment of information systems.

        Wireless.    Wireless expense increased $1.9 million, or 7.0%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. This increase is substantially due to an increase of minutes of use from 162.0 million in 2001 to 196.8 million in 2002.

        Directory.    Directory expense decreased $0.5 million from $14.7 million in 2001 to $14.2 million in 2002. The decline in expenses is due to a decrease in cost of goods sold in 2002.

        Internet.    Internet expenses increased by $14.7 million, or 88.8%. The increase in Internet expense was due principally to start-up expenses associated with commencing services under the State of Alaska telecommunications contract, which we entered into on December 10, 2001.

        Interexchange.    Interexchange expenses decreased by $2.1 million, or 8.3%. The majority of this decrease was the result of the decline in long distance minutes of use as discussed under interexchange service revenue.

        Depreciation and Amortization.    Depreciation and amortization expense increased $3.8 million, or 4.8%, due principally to increases in plant in service in 2002 and the adoption of shorter depreciable lives for certain classes of assets over the corresponding period of 2001, offset by ceasing goodwill amortization with the adoption of SFAS No. 142, Goodwill and Intangible Assets, on January 1, 2002.

Depreciation and amortization expense in 2001 included $7.7 million of goodwill amortization. Under SFAS No. 142, goodwill is no longer amortized but is instead subjected to an annual impairment test.

        Loss on disposal of assets.    We recorded a non-cash loss on disposal of assets of $2.2 million during 2002 as a result of retiring certain assets no longer in use which were not fully depreciated at their retirement date.

        Goodwill impairment loss.    We recorded a non-cash goodwill impairment charge during the fourth quarter of 2002 of $64.8 million as a result of our annual goodwill impairment test under SFAS No. 142, Goodwill and Intangible Assets. See Note 4, "Goodwill and Other Intangible Assets", in the Notes to Consolidated Financial Statements included elsewhere in this information statement/prospectus for additional information.

  Interest Expense and Interest Income and other

        Interest expense decreased $8.5 million, or 14.1%, for the year ended December 31, 2002 compared to the year ended December 31, 2001, principally as a result of market effects on our variable interest rate debt. In addition, during the second quarter of 2002, we reversed previously accrued interest expense of $1.7 million as a result of a favorable ruling by the District of Columbia Court of Appeals related to a dispute on interstate access rates for the Anchorage market. Interest income and other also declined by $1.1 million, or 33.6%, as a result of a lower average invested cash balance and lower market interest rates during 2002 compared to 2001.

  Income Taxes

        We have fully reserved the income tax benefit resulting from the consolidated losses we have incurred since May 14, 1999, the date of the acquisition of substantially all of our operations. During 2003, we incurred $1.1 million of Alternative Minimum Tax as a result of the sale of our Directories Business.

  Discontinued Operations

        On March 30, 2002, our management approved a plan to offer for sale its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for all periods presented and the assets and liabilities of the disposal group have been written down to their fair value, net of expected selling expense. The write down and results of operations of this discontinued segment resulted in a charge to discontinued operations of $7.6 million and $1.7 million for our periods ended December 31, 2002 and 2001, respectively. We have fully reserved in the form of a valuation allowance the income tax benefit of this discontinuance.

  Cumulative Effect of Change in Accounting Principle

        During the second quarter of fiscal 2002, we also completed the transitional review for goodwill impairment required under SFAS No. 142, Goodwill and Intangible Assets. This review indicated that goodwill recorded in the local telephone, Internet and interexchange segments was impaired as of January 1, 2002. Accordingly, we measured and recognized a transitional impairment loss of $105.4 million as a cumulative effect of a change in accounting principle. See Note 4, "Goodwill and Other Intangible Assets" to the audited consolidated financial statements included elsewhere in this information statement/prospectus for additional discussion of the impact of this statement on our consolidated financial statements.

  Net Loss

        Net loss increased $174.0 million for the year ended December 31, 2002 compared to the year ended December 31, 2001, as a result of the factors discussed above.

Liquidity and Capital Resources

        We have satisfied our cash requirements for operations, capital expenditures and debt service primarily through internally generated funds, the sale of stock and debt financing. For the year ended December 31, 2003 our cash flows from operating activities were $50.2 million. For the three months ended March 31, 2004, our cash flows from operating activities were $5.7 million. As of March 31, 2004, we had approximately $92.8 million in net working capital, with approximately $92.3 million represented by cash and cash equivalents. As of March 31, 2004 we had $50.0 million of remaining capacity under our revolving credit facility, representing 100% of available capacity.

        We have outstanding a $199.5 million bank credit agreement (the "existing credit facility"), $150.0 million in 9 3/8% senior subordinated notes due 2009, $182.0 million in 9 7/8% senior unsecured notes due 2011 and $17.3 million in 13% senior discount debentures due 2011, representing substantially all of our long-term debt of $549.6 million as of March 31, 2004. Interest on our senior subordinated notes, senior unsecured notes and senior discount debentures is payable semi-annually. Interest on borrowings under our existing credit facility is payable monthly, bi-monthly, quarterly or semi-annually at our option. Our existing credit facility requires $500,000 quarterly principal payments that commence on March 31, 2004, with the balance due in 2010. Our existing credit facility, senior subordinated notes, senior unsecured notes, and senior discount debentures contain a number of restrictive covenants and events of default, including covenants limiting capital expenditures, incurrence of debt, and the payment of dividends, and our existing credit facility requires us to achieve certain financial ratios. We are in compliance with all of our debt covenants.

        On July 15, 2002 we fulfilled a commitment to Neptune to provide a loan for the aggregate principal amount of $15 million in return for certain consideration. We have an agreement that enables us to purchase additional fiber optic capacity in future years from Neptune, the expenditures for which are expected to be significant and may exceed $25 million over the next four years. While we have an agreement with Neptune, certain material terms of the agreement remain subject to continued renegotiation. The significant provisions of this agreement are: (i) purchase commitments by us for capacity in 2005 and 2007, the final price and quantity of which are subject to future events, (ii) Neptune's restoration of our traffic carried on another cable system and (iii) specific interconnection arrangements between us and Neptune, should we exercise our option to purchase certain network assets from Neptune. We are currently negotiating open elements of its agreement with Neptune and renegotiating other terms and conditions of the agreement. It is impossible to determine the ultimate outcome of these negotiations at this time. The loan was written down to zero, its estimated fair value, during the quarter ended September 30, 2003 as described in Note 11 "Non-operating Charges" to the audited consolidated financial statements included in this information statement/prospectus.

        The following summarizes our contractual obligations and commitments with quantifiable payment terms as of December 31, 2003:

	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt	$542,360	$1,361	$2,574	$2,331	$536,094
Capital leases	7,860	621	1,462	1,517	4,260
Operating leases	7,420	1,939	3,009	1,722	750
Unconditional purchase obligations	4,774	2,015	2,609	150	—

Total contractual cash obligations	$562,414	$5,936	$9,654	$5,720	$541,104

        We also have obligations for material cash interest payments on our long-term debt that are not included in the table above. Approximately 36% of our debt at December 31, 2003 is variable. See "—Quantitative and Qualitative Disclosure About Market Risk" for more information.

        The local telephone network requires the timely maintenance of plant and infrastructure. Our historical capital expenditures have been significant. The construction and geographic expansion of our wireless network has required significant capital. The implementation of our interexchange network and data services strategy is also capital intensive. Capital expenditures for 2002 were $71.5 million, including $4.2 million in capital leases, approximately $12.4 million necessary to meet our obligations under a contract with the State of Alaska and approximately $6.2 million for the first phases of our build out of a network based on our PCS licenses. Capital expenditures for 2003 were $50.7 million, of which, $11.5 million was expended on our CDMA build out and $3.5 million was expended on the TPA. We anticipate capital spending of between $50 million and $55 million for 2004 and have spent $10.3 million in the first quarter of 2004. We intend to fund our future capital expenditures with cash on hand, through internally generated cash flows, and if necessary, through borrowings under the revolving credit facility.

        On May 8, 2003 we completed the sale of a majority interest in the Directories Business for net proceeds of $110.4 million, after deducting its underwriters' fees and transaction expenses of $10.2 million. The Fund's net proceeds were used to acquire from us an 87.42% interest in the Directories Business. We received net proceeds of $105.1 million after deducting our fees and expenses associated with the transaction of $5.3 million.

        We entered into an arrangement with the Metropolitan Life Insurance Company (MetLife) to provide a credit facility to our Directories Business on May 8, 2003 immediately prior to the sale of our Directories Business to the Fund. The Directories Business then drew $35.0 million of term loans against the facility, using $1.5 million to pay fees and expenses related to the debt issuance and $0.1 million to prepay an annual agency fee to MetLife. Of the $33.4 million in net cash proceeds, $0.4 million was deposited into the Directories Business as cash working capital and $33.0 million was distributed to us as a dividend. The credit facility is non-recourse to us.

        Subsequently, on August 27, 2003, we disposed of substantially all of our remaining interest in the Directories Business through the exercise of our right to convert 99.23% of our then remaining 12.58% interest in the Directories Business to 2.5 million units of the Fund, which were then sold in an underwritten offering. The transaction settled on September 4, 2003, generating $17.1 million in net proceeds.

        During the first quarter of 2003, our lenders approved an amendment and waiver to our then existing credit facility that, among other things, permitted us to sell our Directories Business and required that in the event the sale was completed, 75% of proceeds would be used to repay outstanding our then existing credit facility term loans. This amendment and waiver became effective on May 8, 2003, and on May 12, 2003, we paid down $106.7 million of our outstanding existing credit facility term loans.

        On August 26, 2003, we completed the refinancing of our then existing credit facility term loans. We entered into a new $250.0 million credit facility consisting of a term loan facility in an aggregate principal amount of $200.0 million and an undrawn revolving credit facility in an aggregate principal amount of $50.0 million. We simultaneously issued $182.0 million aggregate principal amount of 9 7/8% senior unsecured notes due 2011 at an issue price of approximately 96.7% for net proceeds of $176.0 million. From these proceeds, we paid off $320.7 million of our then existing credit facility.

        We announced on May 17, 2004 that on June 14, 2004 we will be redeeming in full the $17.3 million of outstanding principal of our 13% senior discount debentures due May 15, 2011, together with interest accrued thereon. We will pay a call premium of approximately $1.1 million to redeem the outstanding debentures and plan to fund the redemption out of available cash.

        Our existing credit facility will be repaid from proceeds of the offerings. Concurrently with the closing of the offerings, we will enter into a new revolving credit facility. We have received commitments from financial institutions affiliated to each of the underwriters to provide a $50.0 million senior secured credit facility available to us on a revolving basis for five years. We expect that the new revolving credit facility will have several provisions similar to our existing credit facility.

        Our capital requirements may change due to, among other things: impacts of regulatory decisions that affect our ability to recover its investments, changes in technology, the effects of competition, changes in our business strategy, and our decision to pursue specific acquisition opportunities.

        We believe that we will have sufficient working capital provided by operations and available borrowing capacity under our new revolving credit facility to service our debt and fund our operations, capital expenditures and other obligations over the next 12 months. Our ability to service our debt and fund our operations, capital expenditures and other obligations will be dependent upon our future financial performance, which is, in turn, subject to future economic conditions and to financial, business, regulatory and other factors, many of which are beyond our control.

        Although we believe that the notes should be treated as debt for U.S. federal income tax purposes in accordance with the opinion of our tax counsel, this conclusion cannot be assured. If all or a portion of the notes were treated as equity rather than debt for U.S. federal income tax purposes, then a corresponding portion of the interest on the notes would not be deductible by us for U.S. federal income tax purposes. In addition, we would be subject to liability for U.S. withholding taxes on interest payments to non-U.S. holders if such payments were determined to be dividends. Our inability to deduct interest on the notes could materially increase our taxable income and, thus, our U.S. federal and applicable state income tax liability. Our liability for income taxes (and withholding taxes) if the notes were determined to be equity for income tax purposes would materially reduce our after-tax cash flow and would materially and adversely affect our ability to make interest and/or dividend payments and could affect our ability to continue as a going concern.

Effect of New Accounting Standards

        On August 15, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the obligation is settled for its recorded amount or a gain or loss is recognized upon settlement.

        In accordance with federal and state regulations, depreciation expense for our local exchange carriers regulated operations have historically included an additional provision for cost of removal. Under SFAS No. 143, the additional cost of removal provision would no longer be included in depreciation expense, because it does not meet the recognition and measurement principles of an asset retirement obligation. On December 20, 2002, the FCC notified local exchange carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, we will continue to record depreciation expense for cost of removal for its local exchange carrier subsidiaries that follow SFAS No. 71. Prior to SFAS 143, asset removal costs that qualified and did not qualify for asset retirement obligations were recorded in Accumulated depreciation. The accumulated asset retirement removal costs for 2003 were reclassified as regulatory liabilities in accordance with SFAS No. 143 and SFAS No. 71. Accumulated retirement removal costs in Other deferred credits and long-term liabilities not qualifying for asset retirement obligations were $51.7 million at March 31, 2004.

        We applied the provisions of SFAS No. 143 to our nonregulated subsidiaries effective January 1, 2003. Our wireless segment has entered into cell site operating leases, which are subject to the provisions of this statement. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. Our initial adoption of this statement did not have a material impact on our results of operations, financial position or cash flows.

        In December 2003, the FASB reissued SFAS No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. This revised statement requires expanded disclosures with respect to pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. However, this revised statement does not change the measurement and recognition provisions of previous FASB statements related to pensions and other postretirement benefits. We were required to adopt this revised statement for 2003. Our adoption of this revised statement did not have a material impact on its financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities (revised in December 2003). FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements are effective for all variable interest entities created after January 31, 2003, and to pre-existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements are effective for financial statements issued after January 31, 2003. The adoption of FIN 46 has no effect on our financial position, results of operations or cash flows.

Outlook

        We expect that, overall, the demand for telecommunications services in Alaska will grow, particularly as a result of:

  •
  increasing demand for private network services by government and business on a statewide basis on either a circuit switched or IP basis,

  •
  increasing demand for wireless voice and data services, and

  •
  growth in demand for DSL and Internet access services due to higher business and consumer bandwidth needs.

        We believe that we will be able to capitalize on this demand through our diverse service offerings on our owned circuit switched and IP facilities, new sales and marketing initiatives directed toward basic voice, enhanced and data services, and offering customers an integrated bundle of telecommunications services including local telephone, wireless, Internet, long distance, messaging and video entertainment.

        There are currently a number of regulatory proceedings underway at the state and federal levels that could have a significant impact on our operations. We cannot predict with certainty the impact of current or future regulatory developments on any of our businesses.

        The telecommunications industry is extremely competitive, and we expect competition to intensify in the future. As an ILEC, we face competition mainly from resellers, local providers who lease our UNEs and, to a lesser degree, from facilities-based providers of local telephone services. Moreover, while wireless telephone services have historically complemented traditional LEC services, we anticipate that existing and emerging wireless technologies may increasingly compete with LEC services. Similarly, local and interexchange service competition may come from cable television providers and voice over IP providers. In wireless services, we currently compete with at least one other wireless provider in each of our wireless service areas. In the highly competitive business for Internet access services, we currently compete with a number of established online service companies, interexchange carriers and cable companies. In the interexchange market, we believe we currently have less than 5% of total revenue in Alaska and face competition from the two major interexchange providers.

        The telecommunications industry is subject to continuous technological change. We expect that new technological developments in the future will generally serve to enhance our ability to provide service to our customers. However, these developments may also increase competition or require us to make significant capital investments to maintain our leadership position in Alaska.

Impact of Inflation

        The effect of inflation on ACS Group's financial results has not been significant in the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

        We have issued senior subordinated notes, senior unsecured notes, senior discount debentures and have entered into a bank credit facility. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in LIBOR or the prime rate, which are used to determine the interest rates that are applicable to borrowings under our bank credit facility.

        We used derivative financial instruments, specifically an interest rate swap agreement, to partially hedge variable interest transactions. We ended our interest rate swap agreement in November 2003. Our derivative financial instrument transaction was entered into for hedging purposes only. The terms and characteristics of the derivative financial instruments were matched with the underlying on-balance sheet instrument and did not constitute speculative or leveraged positions independent of these exposures.

        The table below provides information about our sensitivity to market risk associated with fluctuations in interest rates as of December 31, 2003. To the extent that our financial instruments expose us to interest rate risk, they are presented within each market risk category in the table below. The table presents principal cash flows and related expected interest rates by year of maturity for our bank credit facilities, senior subordinated notes, senior unsecured notes, senior discount debentures, and capital leases and other long-term obligations outstanding at December 31, 2003. Weighted average variable rates for the bank credit facilities are based on implied forward rates in the LIBOR yield curve as of December 31, 2003. Fair values included herein have been determined based on (i) the carrying value for the bank credit facility at December 31, 2003, as interest rates are reset periodically; (ii) quoted market prices for senior subordinated notes; (iii) quoted market prices for senior unsecured notes; and (iv) by discounting expected cash flows to their present value for the senior discount debentures using our estimated current borrowing cost for subordinated debt. Our consolidated financial statements contain descriptions of the credit facility, senior subordinated notes, senior unsecured notes, senior discount debentures and capital leases and other long-term obligations and should be read in conjunction with the table below.

Interest Bearing Liabilities:	2004	2005	2006	2007	2008	Thereafter	Total	Value
Bank credit facility	$2,000	$2,000	$2,000	$2,000	$2,000	$190,000	$200,000	$200,000
Weighted average interest rate (variable)	4.78%	6.22%	7.32%	7.99%	8.52%	8.82%	8.73%
Senior subordinated notes	$—	$—	$—	$—	$—	$150,000	$150,000	$150,000
Average interest rate (fixed)	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%
Senior unsecured notes	$—	$—	$—	$—	$—	$182,000	$182,000	$191,100
Average interest rate (fixed)	9.88%	9.88%	9.88%	9.88%	9.88%	9.88%	9.88%
Senior discount debentures	$—	$—	$—	$—	$—	$17,313	$17,313	$20,870
Average interest rate (fixed)	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%
Capital leases and other long-term	$802	$884	$967	$1,024	$923	$4,260	$8,860	$8,860
Average interest rate (fixed)	9.73%	9.78%	9.84%	9.93%	10.09%	10.66%	10.25%

        Other than our redemption of the senior discount debentures, which we expect to complete on June 14, 2004, there have been no material changes to our outstanding debt instruments since December 31, 2003.

        The table below provides information about our sensitivity to market risk associated with fluctuations in interest rates as of December 31, 2002. To the extent that our financial instruments expose us to interest rate risk, they are presented within each market risk category in the table below. The table presents principal cash flows and related expected interest rates by year of maturity for our bank credit facilities, senior subordinated notes, senior discount debentures, and capital leases and other long-term obligations outstanding at December 31, 2002. Weighted average variable rates for the bank credit facilities are based on implied forward rates in the LIBOR yield curve as of December 31, 2002. For the interest rate swap agreement, the table presents the notional amount and the related reference interest rates by year of maturity. Fair values included herein have been determined based on (i) the carrying value for the bank credit facility at December 31, 2002, as interest rates are reset periodically; (ii) quoted market prices for senior subordinated notes; (iii) by discounting expected cash flows to their present value for the senior discount debentures using our estimated current borrowing cost for subordinated debt; and (iv) quoted prices from a financial institution for our swap agreement. Our consolidated financial statements contain descriptions of the bank credit facilities, senior subordinated notes, senior discount debentures, and capital leases and other long-term obligations and the interest rate swap agreement and should be read in conjunction with the table below.

Interest Bearing Liabilities:	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Bank credit facility—tranche A	$1,500	$1,500	$1,500	$144,000	$—	$—	$148,500	$148,500
Weighted average interest rate (variable)	3.62%	4.40%	5.53%	6.25%	—	—	4.95%
Bank credit facility—tranche B	$1,500	$1,500	$1,500	$1,500	$142,500	$—	$148,500	$148,500
Weighted average interest rate (variable)	4.37%	5.15%	6.28%	7.03%	7.52%	—	6.07%
Bank credit facility—tranche C	$1,350	$1,350	$1,350	$1,350	$1,350	$126,900	$133,650	$133,650
Weighted average interest rate (variable)	4.62%	5.40%	6.53%	7.28%	7.80%	8.11%	6.62%
Senior subordinated notes	$—	$—	$—	$—	$—	$150,000	$150,000	$107,250
Average interest rate (fixed)	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%
Senior discount debentures	$—	$—	$—	$—	$—	$17,313	$17,313	$21,316
Average interest rate (fixed)	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%	13.00%
Capital leases and other long-term	$1,583	$1,710	$910	$996	$1,058	$5,924	$12,181	$12,181
Average interest rate (fixed)	8.06%	8.09%	8.11%	8.13%	8.16%	9.46%	8.34%
Interest Rate Derivatives:
Variable to Fixed Interest Rate Swap
Notional amount			$217,500					$14,152
Fixed Rate Payable	5.99%	5.99%	—	—	—	—	5.99%
Weighted average Variable
Rate Receivable	1.37%	1.61%	—	—	—	—	1.49%

BUSINESS

Our Company

        We are the leading facilities-based telecommunications services provider and largest local exchange carrier (LEC) in Alaska and the 13th largest LEC in the United States. We offer consumer and business customers throughout the state a diverse mix of telecommunications services, including local telephone, wireless, Internet, and long distance services using our own network, as well as video entertainment through our partnership arrangement with DISH Network, a leading satellite service provider. We offer our telecommunications services under a single brand name, Alaska Communications Systems. As of March 31, 2004, we had 311,919 local telephone access lines, 87,991 wireless subscribers, 45,686 Internet subscribers (including 19,429 high-speed digital subscriber line, or DSL, subscribers) and 42,053 long distance customers.

        We began operations in May 1999 when we completed the acquisition and integration of four local telephone companies in Alaska. Each of the businesses we purchased had been operating in its local markets for over 50 years. Since 1999, we have invested in upgrading our network and service capabilities and improved our cost management in our local telephone operations. As a result, our core local telephone business has generated stable revenues and cash flows since 2000. We have generated a net loss from operations during each year since 1999 and along with substantial indebtedness we currently have substantial indebtedness and an accumulated deficit of $262.6 million as of March 31, 2004.

Our Service Offerings

        Local Telephone (69.1% of Pro Forma Operating Revenues for 2003).    We provide local telephone service to approximately 312,000 access lines, representing over two-thirds of the local access lines in Alaska. We generate local telephone revenue from providing local telephone service to consumer and business customers and by providing access to our network and back office functions to other telecommunications providers. At March 31, 2004, approximately 52% of our retail access lines served consumers and 48% served business customers.

        Wireless (14.9% of Pro Forma Operating Revenues for 2003).    We provide statewide mobile and fixed voice and data communications services to approximately 88,000 wireless subscribers throughout Alaska. Our wireless network has a covered population of approximately 480,000, representing over 70% of the state's population according to the most recent U.S. Census Bureau estimates. Our wireless customers represent approximately 18.3% penetration of our covered population. Currently we provide our wireless services using a digital TDMA network and in May this year we deployed a next generation CDMA 1xRTT network capable of offering advanced mobile and fixed data services to our customers.

        Internet (10.6% of Pro Forma Operating Revenues for 2003).    We provide Internet access services to approximately 46,000 subscribers, including high-speed DSL service to approximately 19,500 subscribers. We are currently able to offer DSL service to approximately 72% of our local access lines in our four major LEC service territories—Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We are also a single-source provider of advanced IP-based private networks to large enterprise and governmental customers in Alaska.

        Long Distance (5.4% of Pro Forma Operating Revenues for 2003).    We offer long distance and interexchange private-line services primarily as a facilities-based carrier to approximately 42,000 long distance customers in our state.

        Video Entertainment.    In the third quarter of 2003 we began offering customers in Alaska satellite video entertainment through a partnership arrangement with DISH Network.

Competitive Strengths

        We enjoy strong operating margins and attractive growth prospects due to the following competitive strengths:

        Leading Competitive Position.    We are the leading facilities-based telecommunications services provider in Alaska. We believe our strong brand name recognition within Alaska provides us with a solid local market position.

  •
  We are the incumbent local telephone company in Anchorage, Fairbanks, Juneau, the Kenai Peninsula and more than 70 other communities.

  •
  We are the second-largest wireless communications services provider in Alaska and our statewide wireless network covers over 70% of the population.

  •
  We are the second-largest provider of Internet access services and the largest provider of DSL services in Alaska.

        Integrated Portfolio of Service Offerings.    We offer a variety of bundled service packages to our consumer and business customers, which include local telephone services, wireless, Internet, long distance, messaging, video entertainment and other services. We believe that bundled offerings are popular because they allow for a single customer service interface and fewer billing statements, while providing greater value and pricing benefits across a number of services. By actively marketing and selling our bundled service packages, we believe we can increase our customer base, improve customer loyalty and increase our share of our customers' telecommunications purchases.

        High-quality, Advanced Networks and Facilities.    Since 1999, we have invested over $366 million in our telecommunications networks and facilities, increasing the total investment in these facilities to approximately $1.0 billion. As a result of these investments, we believe we have substantially built out our networks and facilities, allowing us to offer a full range of high-quality, highly reliable telecommunications services. For example, we are able to offer DSL service to approximately 72% of our local access lines in our four major LEC service territories. Over the next few years we expect to augment our existing networks and facilities, including the completion of the build out of our statewide CDMA 1xRTT wireless network, which will allow us to expand our covered population and offer a range of wireless voice and broadband services to our customers.

        Favorable Alaskan Market Conditions.    We believe we have an attractive and growing potential customer base. For the three-year period 2000 to 2002, the median household income in Alaska was 28% higher than the average in the rest of the United States and Alaskans spent 33% more on communications services than other Americans. According to the U.S. Census Bureau, over the past 20 years, the Alaskan population has increased by more than 2% per year—nearly triple the national average. From 2000 to 2002, federal government expenditures in Alaska increased by a total of 38% while the national average increased by only 21%. We believe these factors will continue to contribute to our stability and growth, and provide us with an advantage relative to other telecommunications markets. We believe that the Alaskan communications market's combination of large geographic size and isolated markets featuring both major metropolitan areas and small, dense population clusters reduces the likelihood of entry by new integrated facilities-based service providers.

        Strong Management Team.    Our management team has a proven track record of operating and managing telecommunications companies. During the last nine months, we have added a number of key individuals to our executive management team who have a wealth of knowledge in the telecommunications industry and understand the dynamics of the Alaskan markets and our customers. Liane Pelletier joined us in October 2003 as CEO and President and also became Chairperson of our Board of Directors on January 1, 2004. Before joining us, Ms. Pelletier worked for 17 years at Sprint Corporation, most recently as a member of the Executive Management Committee and as Chief

Integration Officer. David Wilson, who was previously chief financial officer of Triumph Communications and DIRECTV Broadband, has joined us as our Chief Financial Officer. In addition to Ms. Pelletier and Mr. Wilson, David C. Eisenberg and Sheldon Fisher recently joined us from Sprint as Senior Vice President, Corporate Strategy and Development and Senior Vice President, Sales and Product Marketing, respectively. Andrew Coon has also joined us as Director of Business Sales and Services from General Communications Inc., our principal competitor, where he was Director, Major Strategic Accounts and former Vice President of Sales and Mark Enzenberger has joined us as Director, Product Management, also coming from General Communication Inc. Under the leadership of our senior management team, we have refocused our company to better serve the needs of consumer and business customers in Alaska.

Business Strategy

        Our goal is to be the premier telecommunications services provider in our markets and to maintain and grow our cash flow by capitalizing on:

  •
  our ability to provide a broad array of communications services;

  •
  our extensive facilities-based network; and

  •
  our long history of meeting the communications needs of the customers of our unique state.

        We consider the following strategies to be integral to achieving our goal:

  •
  maintaining and increasing the number of loyal consumer, business and wholesale customers that we serve and having our customers buy more of our services and regularly refer new customers to us;

  •
  offering our customers an integrated bundle of telecommunications services including local telephone, wireless, Internet, long distance, messaging and video entertainment;

  •
  capitalizing on our significant existing investment in our technologically advanced networks to provide feature-rich, high-quality and highly reliable telecommunications services such as DSL and broadband wireless service to our customers;

  •
  increasing our margins through ongoing process improvements, strategic sourcing initiatives, reduced costs and improved operating efficiencies; and

  •
  exploring profitable strategic acquisitions of other telecommunications businesses.

Products, Services and Revenue Sources

        We offer a broad portfolio of telecommunications services to consumer, business and wholesale customers in our markets. We believe that as the communications marketplace continues to converge and competition continues to enter the market the ability to offer an integrated package of communications products will provide a distinct competitive advantage, as well as increase customer loyalty, and thereby decrease customer turnover. We complement our local telephone services by actively marketing our wireless, Internet, long distance and other service offerings to our customers who subscribe to only some of our services.

        The following table sets forth the components of our consolidated revenues for the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 and 2004:

	Revenues for the Year Ended December 31,						Revenues for Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in millions)
Source(1)
Local network service	$96.3	29.3%	$99.5	29.3%	$96.4	29.8%	$24,129	28.8%	$22,753	30.2%
Network access	103.0	31.3	108.3	31.8	97.8	30.2	25,061	29.9	27,695	36.7
Deregulated and other revenue	22.2	6.7	18.6	5.5	21.3	6.6	4,811	5.7	5,334	7.1

Total local telephone	221.4	67.3	226.4	66.6	215.4	66.6	54,001	64.4	55,782	74.0
Wireless	41.9	12.8	43.2	12.7	46.5	14.4	10,330	12.3	11,601	15.4
Directory(2)	33.9	10.3	33.6	9.9	11.6	3.6	8,278	9.9	—	—
Internet	13.7	4.2	20.8	6.1	33.0	10.2	7,156	8.5	4,613	6.1
Interexchange	17.6	5.4	16.1	4.7	17.0	5.2	4,027	4.8	3,409	4.5

Total	$328.5	100.0%	$340.2	100.0%	$323.5	100.0%	$83,792	100.0%	$75,405	100.0%

(1)
For more information on our segments, including statements of profit and loss, see Note 17 to our audited consolidated financial statements included elsewhere in this information statement/prospectus

(2)
On May 8, 2003, we completed the sale of a majority interest (87.42%) in our Directories Business. Subsequently, on August 27, 2003, we disposed of substantially all of our remaining interest in the Directories Business. As a result of these disposals, we own less than 0.1% of the Directories Business and accordingly no longer record the revenue and expense of the Directories Business.

Local Telephone

        We provide local telephone service through our four local telephone companies. Local telephone revenue consists of local network service, network access (including universal service revenue), and deregulated and other revenue, each of which is described below.

        Local Network Service.    Local network service consists of basic local network service and competitive local network service.

        Basic Local Network Service.    Basic local network service enables customers to originate and receive telephone calls within a defined "exchange" area. We provide basic local services on a retail basis to consumer and business customers, generally for a fixed monthly charge. The maximum amount that can be charged to a customer for basic local services is determined by rate proceedings involving the RCA. We charge business customers higher rates to recover a portion of the costs of providing local service to consumers, as is customary in the industry. Basic local service also includes non-recurring charges to customers for the installation of new products and services and recurring charges for enhanced features such as call waiting and caller identification.

        At March 31, 2004, approximately 52% of our retail access lines served consumers and 48% served business customers. Currently, monthly charges for basic local service for consumers range from $9.42 to $16.30 in our service areas, compared to the U.S. national average for urban areas of $14.59 for 2002. Monthly charges for business customers range from $17.65 to $35.00 in our service areas, compared to the national average for urban areas of $33.64 for 2002. See "Regulation" for further discussion of regulatory matters including our local network service rate proceedings.

        The table below sets forth the change in our number of access lines from December 31, 1999 to December 31, 2003 and as of March 31, 2003 and 2004. The number of access lines shown represents all revenue producing access lines connected to both retail and wholesale customers.

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2003	2004
Retail access lines	281,726	272,936	261,002	236,148	220,818	231,832	217,054
Wholesale access lines	15,680	17,303	22,859	22,148	19,157	19,619	20,066
Unbundled network elements	28,202	39,221	49,062	64,711	74,246	69,096	74,799

Total local telephone access lines	325,608	329,460	332,923	323,007	314,221	320,547	311,919
Percentage change		1.2%	1.1%	(3.0)%	(2.7)%	(3.1)%	(2.7)%

        We believe that future access line growth is dependent on, among other things, the economic outlook in Alaska and the United States, the impact of technology and competition on line demand and population growth in our service areas.

        Competitive Local Network Service.    We also provide interconnection through wholesale access to our basic local service and through leasing unbundled network elements, or UNEs, to our competitors as required by the federal law. Revenues for these services are included in local network service revenues. In November of 2001, we were authorized by the RCA to implement an interim and refundable rate increase of $1.07 per UNE loop for our Anchorage service area, increasing the total rate to $14.92 from $13.85. In the Fairbanks and Juneau service areas we currently provide UNE loops at rates of $19.19 and $16.71 per loop, as of March 31, 2004. We also currently provide UNE platforms in Fairbanks and Juneau. Because of a decision by the Alaska Supreme Court the availability of UNEs in Fairbanks and Juneau is limited to existing users pending the outcome of the RCA's rural exemption remand proceeding. We provided 94,865 lines to competitors in the Anchorage, Fairbanks and Juneau service areas on either a wholesale or UNE basis as of March 31, 2004. We believe the UNE rates in place in all of our markets are below our embedded and forward looking cost and are therefore non-compensatory. See "Regulation" for further discussion of regulatory matters, including interconnection under the 1996 Act.

        While there is some seasonality in local network service, represented primarily by reduced line demand in the Alaskan winter as tourists and seasonal residents seek warmer climates and seasonal businesses close for the winter, operating results for local telephone services are not materially impacted by seasonal factors.

Network Access

        Network access services arise in connection with the origination and termination of long distance, or toll, calls and typically involve more than one company in the provision of such long distance service on an end-to-end basis. Since toll calls are generally billed to the customer originating the call, a mechanism is required to compensate each company providing services relating to the call. This mechanism is the access charge, which we bill to each interexchange carrier for the use of our facilities to access the customer. We also receive universal service revenue, which we include in our reported network access revenue. These components of network access revenue are described below.

        Intrastate Access Charges.    We generate intrastate access revenue when an intrastate long distance call that involves an ACS Group LEC and an interexchange carrier is originated and terminated within Alaska. The interexchange carrier pays us an intrastate access charge for either terminating or originating the call. We record the details of the call through our carrier access billing system and receive the access payment from the interexchange carrier. We also provide billing and collection services for interexchange carriers through negotiated agreements for certain types of toll calls placed by our local customers. ACSA, ACSAK and ACSF are under their own tariffs for intrastate access. In non-competitive areas, ACSN participates in a mandatory statewide tariff and access charge pooling arrangement that is administered by the Alaska Exchange Carriers Association, or the AECA. The access charges for our intrastate services are regulated by the RCA.

        Interstate Access Charges.    We generate interstate access revenue when an interstate long distance call is originated from an local calling area in Alaska that is served by our local telephone operations and is terminated in a local calling area in another state, and vice versa. We bill interstate access charges in a manner similar to intrastate access charges. However, interstate access charges are regulated by the FCC rather than the RCA. Our local telephone companies participate in a nationwide tariff and access charge pooling arrangement that is administered by the National Exchange Carrier Association ("NECA") for all our local telephone companies, except ACSA. ACSA participates in the NECA common line tariff, but has its own interstate access tariff for traffic sensitive and special access services. Common line revenues billed to the end user for the FCC-mandated interstate charges are also categorized as interstate access revenue.

        Universal Service Revenue.    We are required to contribute to the Federal Universal Service Fund. In general, these funds are created to subsidize telecommunications services in rural and high-cost service areas of the United States, including Alaska. We currently receive federal Universal Service revenue in certain of our local telephone service areas. Universal service revenue supplements the amount of local service revenue we receive to ensure that basic local service rates for customers in high cost rural areas are not significantly higher than rates charged in lower cost urban and suburban areas. The 1996 Act prescribed new standards applicable to universal service, including mechanisms for defining the types of services to be provided as part of a universal service program, specific goals or criteria applicable to universal service programs, new qualifications for receipt of universal service funding and new requirements for contributions to universal service funding. The FCC, in conjunction with a federal-state joint Board composed of FCC and state commission members, has been working since passage of the 1996 Act to implement these new statutory provisions. While new cost-identification models for non-rural local carriers were adopted effective on January 1, 2000, similar models for rural carriers were rejected by the FCC, leaving previous Universal Service Fund ("USF") calculations based on embedded costs in place for the Federal High-Cost Fund. In accordance with the 1996 Act's requirement to eliminate implicit subsidies, the FCC has specifically identified and renamed certain support mechanisms that had previously been provided implicitly through access revenue. It also made all support portable to competitive local exchange carriers ("CLECs") on a per-line basis. A joint Board recently recommended to the FCC some changes to the Federal Universal Service Funds and the FCC will examine modifications to the universal service funding mechanisms.

        Interstate access, intrastate access, and universal service funding are all influenced by both LEC cost levels and by competitive local market penetration. Toll traffic originating or terminating on a competitor's network does not generate access billings to interexchange carriers for us. Many of the underlying factors in jurisdictional cost separations studies that allow network costs to be recovered through access charges are diminished as competitive market penetration increases. Universal service funding may also diminish as a result of competitive local market penetration. Under FCC rules, when a CLEC is named an "eligible telecommunications carrier," as GCI has been in Anchorage, Fairbanks and Juneau, universal service funding becomes portable to the CLEC on a per-line basis, further eroding the ILECs' revenue.

        Operating results for network access services are not materially impacted by seasonal factors.

        Deregulated and Other Revenue.    Deregulated and other revenues consist of billing and collection contracts, space and power rents, pay telephone service, customer premise equipment sales, and other miscellaneous revenues generated by our local telephone operations. We seek to capitalize on our local presence and network infrastructure by offering these additional services to customers and interexchange carriers. Deregulated and other revenue is generally not subject to seasonal impacts on operating results.

Wireless

        We provide statewide mobile and fixed voice and data communications services throughout Alaska under the ACS brand name. Our wireless segment generates revenue through subscriber access charges, airtime usage, toll charges, connection fees, roaming revenues, and enhanced features, such as short messaging services and voicemail. A subscriber may purchase services separately or may purchase rate plans that package these services in different ways to fit different calling patterns and desired features.

        Subscribers.    The table below sets forth the annual growth in the number of our wireless subscribers served and our total covered population as of December 31, 1999 2000, 2001, 2002, 2003, and as of March 31, 2003 and 2004.

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2003	2004
Estimated covered population	460,802	462,057	468,622	478,413	480,422	478,413	480,422
Ending subscribers	73,068	75,933	80,120	82,220	87,017	82,225	87,991
Ending penetration	15.9%	16.4%	17.1%	17.2%	18.1%	17.2%	18.3%

        We believe there are opportunities to improve the penetration rates of our wireless operations throughout Alaska, and in particular, southeast Alaska. We also believe that the market for wireless services will continue to grow with expansion of the wireless industry as a whole, and our planned deployment of data services on our new CDMA 1xRTT and EVDO network. CDMA 1xRTT will provide wireless voice and data services for our customers while EVDO will provide broadband wireless data services.

        Licenses.    We own 800 megahertz B side cellular licenses which cover the major population centers in Alaska, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. Today, these B side frequencies support our TDMA networks. We also own several 10 megahertz E Block PCS licenses covering the entire state including Anchorage, Fairbanks and Juneau. During 2002, we purchased 10 megahertz F Block PCS licenses covering Fairbanks and Juneau. We have recently constructed and are continuing to enhance a commercial network using CDMA 1xRTT, which we launched during May 2004 and which is currently supported on our PCS spectrum.

        Seasonality.    Wireless revenue declines slightly in the winter months and increases in the summer months due to Alaska's northern latitude and the wide swing in available daylight and changes in weather patterns between summer and winter and their effect on business, tourism and subscriber calling patterns.

Internet

        We provide Internet access services to approximately 46,000 customers. In order to offer Internet access, we provide local dial-up telephone numbers for our customers. We are currently able to offer high-speed DSL service to approximately 72% of our local access lines in our major local telephone service territories. These local dial-up numbers and dedicated DSL connections allow customers access, through a modem connection on their computer, to a series of computer servers we own and maintain. These servers allow customers to access their e-mail accounts and to be routed to local access points that connect customers to the Internet. We charge customers either a flat rate for unlimited use or a usage sensitive rate. Operating results for Internet access services are not materially impacted by seasonal factors.

Long Distance

        We currently have approximately 42,000 long distance customers, which we believe represents approximately 5% of total long distance revenues in Alaska.

        We own fiber capacity for high-speed links within Alaska and for termination of traffic outside of Alaska. We also resell the services of other long distance carriers.

        We are subject to numerous conditions imposed by the RCA and, to a lesser degree, by the FCC on the manner in which we conduct our long distance operations. Among the conditions applied to our long distance businesses are those which:

  •
  require us to hold all books and records, management, employees and administrative services separate, except that services may be provided among affiliates through arm's length affiliated interest agreements,

  •
  prohibit certain of our local telephone companies (ACSA, ACSAK, ACSN and ACSF) from bundling local and intra-state long distance services until competition develops in their local markets and

  •
  prevent our long distance company from jointly owning telephone transmission or switching facilities with our local telephone service providers and from using our local telephone service provider's assets as collateral for our long distance company's indebtedness.

        Although there is some seasonal impact on customer usage patterns for long distance, operating results are not materially impacted by seasonal factors.

Video Entertainment

        In the third quarter of 2003 we began offering customers in Alaska satellite video entertainment through a partnership arrangement with DISH Network.

Sales and Marketing

        We market our product and service offerings under the "Alaska Communications Systems" and "ACS" brands, subject to regulatory and strategic business considerations. Recently, we reorganized to more efficiently sell and service all of our product offerings through single points of customer contact.

        Key components of our sales and marketing strategy include:

  •
  establishing name recognition of the ACS brand across all product and service offerings,

  •
  making, buying and using ACS products and services easier than ever,

  •
  marketing all of our offerings to each consumer to obtain a greater percentage of each consumer's telecommunications services expenditures,

  •
  providing convenient and valuable bundles of products and services,

  •
  centralizing marketing functions to optimize impact and efficiency,

  •
  improving quality and reliability of customer service,

  •
  developing and delivering to the market new products and services driven by a view of total customer needs,

  •
  driving greater productivity from direct sales efforts, and

  •
  teaming sales and service for a complete and seamless customer experience.

        We believe that we can leverage our position as an integrated, one-stop provider of telecommunications services with strong positions in local access, wireless, Internet and long distance markets. By pursuing a marketing strategy that takes advantage of these characteristics and that facilitates cross-selling and packaging of our products and services, we believe we can increase penetration of new product offerings, improve customer retention rates, increase our share of our customers' overall telecommunications expenditures, and achieve continued revenue and operating cash flow growth.

Network Facilities

        As of March 31, 2004, we owned 65 host switches serving approximately 312,000 access lines. All of our access lines are served by digital switches provided predominately by Nortel Networks Corporation. Our switches are linked through a combination of extensive aerial, underground and buried cable, including 640 sheath miles of fiber optic cable and digital microwave and satellite links. We have 100% single-party services, or services of one customer per access line, and believe substantially all of our major switches have current generic software upgrades installed which allows for the full range of enhanced customer features, such as call waiting, caller identification and call forwarding.

        We have integrated numerous network elements to offer a variety of services and applications that meet the increasingly sophisticated needs of our customers. These elements include Signal System 7 signaling networks, voice messaging platforms, digital switching, DSL and, in some communities, integrated service digital network access. As the telecommunications industry experiences significant changes in technology, customer demand and competition, we intend to introduce additional enhancements.

        Network operations and monitoring are provided by our network operating control center located in Anchorage. The network operating control center has technicians staffed seven days a week, 24 hours a day and monitors both wireline and wireless switching. We also have customer care call center and walk-in facilities in Anchorage and Fairbanks along with additional walk-in customer care facilities in Juneau, Sitka, Kenai/Soldotna, Kodiak, North Pole and Homer. These customer care facilities sell and service all of our product lines. All of these facilities offer extended business hours to efficiently handle customer inquiries and orders for service.

        We have enhanced our network to accommodate developing products and technology. We completed our Multi-Protocol Label Switching over Asynchronous Transfer Mode network, referred to as our MPLS/ATM networks in early 2002. Core MPLS/ATM nodes were installed in Anchorage, Fairbanks, Juneau, the Kenai Peninsula, the Mat-Su valley and Seattle. We believe the MPLS/ATM network enhances our capability to provide a complete suite of converged telecommunications, data and video services and achieve significant operating efficiencies. We currently offer a variety of enhanced products and services and are able to converge them all over our MPLS core network, including the following:

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  virtual private networks and lines,

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  voice over Internet Protocol services,

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  transparent local area networks (LAN) and proprietary LANs and wide area networks (WAN),

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  high speed Internet access,

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  managed services and

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  video conferencing.

        Our wireless operations consist of four digital switching centers, 140 cell sites and three repeaters covering over 70% of Alaska's population and substantially all major population centers and highway corridors in the state plus one analog switch and cell site covering Barrow, Alaska. Our switching and cell site infrastructure is linked by fiber, wireline and digital microwave, primarily owned by us. Our TDMA wireless voice network consists of three Ericsson digital switches, one analogue switch and 105 cell sites using our 800 megahertz B side cellular licenses. Our TDMA network covers the major population centers in Alaska, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We have recently constructed and are continuing to enhance a commercial wireless voice and data CDMA 1xRTT network which we launched during May of 2004. To support this launch, we have installed one Nortel digital CDMA switch and over 35 cell sites as of March 2004. We have also overlayed EVDO high speed data service in the second half of 2004. Over time, we plan to continue to expand our CDMA 1xRTT and EVDO network and migrate our TDMA subscribers onto our CDMA network. Our CDMA network was initially deployed using our 10 megahertz E and F Block PCS spectrum, but we expect to eventually deploy CDMA technology over our 800 megahertz B side cellular licenses and phase out TDMA service at some time in the future.

        Our facilities-based long distance network connects the major population centers of Anchorage, Fairbanks, Juneau and the Kenai Peninsula to each other primarily over owned fiber optic facilities or IRU capacity. We also own undersea IRU fiber optic capacity connecting Alaska to the rest of the world via Seattle, Washington and lease undersea fiber optic capacity over a redundant route connecting Alaska to the rest of the world via Portland, Oregon.

Customers

        We have three basic types of customers for the services of our LECs:

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  consumer and business customers located in our local service areas that pay for local phone service,

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  long distance carriers that pay for access to long distance calling customers located within our local service areas and

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  CLECs that pay for wholesale access to our network in order to provide competitive local service.

        As of March 31, 2004, approximately 52% of our retail access lines served consumers while 48% served business customers.

        We have approximately 88,000 wireless subscribers, 46,000 Internet subscribers and 42,000 long-distance subscribers consisting substantially of retail consumer and business customers.

        GCI accounted for 10% of consolidated 2003 revenues and 15% of our local telephone revenues. No other customers accounted for more than 10% of consolidated revenue.

Competition

  Local Telephone Service

        Our local telephone services operations may be subject to any of several types of competition:

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    facilities-based competition from providers with their own local service network,

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    resale competition from resale interconnection, or providers who purchase local service from us at wholesale rates and resell these services to their customers,

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    competition from UNE interconnection, that is, providers who lease UNEs from us, and

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    alternatives to local service networks, including wireless, IP, satellite and cable telephony.

        In September 1997, GCI and AT&T Alascom, the two largest long distance carriers in Alaska, began providing competitive local telephone services in Anchorage. GCI competes principally through UNE interconnection with our local telephone subsidiary's, ACSA, facilities, while AT&T Alascom competes primarily by reselling ACSA's services. Competition is based upon price and pricing plans, types of services offered, customer service, billing services and quality and reliability of service. GCI has focused principally on advertising discount plans for bundled services. AT&T Alascom's strategy has been to resell ACSA's service as part of a package of local and long distance services. As a result, ACSA now has only approximately 49% competitive market penetration as of March 31, 2004. We expect GCI and AT&T Alascom to continue to compete with us for local telephone business in many of our markets.

        As of March 31, 2004, we estimate that we now have approximately 75% market share in Fairbanks. GCI has competed in Fairbanks primarily through reselling services and through UNE interconnection. Similar trends are being experienced by ACSAK in our Juneau market where, as of March 31, 2004, we have approximately 75% market share.

        We expect increasing competition from providers of various services that bypass our network. Long distance companies may construct, modify or lease facilities to transmit traffic directly from a user to a long distance company. Cable television companies also may be able to modify their networks to partially or completely bypass our local network. GCI has announced plans to deploy cable telephony by the end of 2004 and migrate its customers served using our UNEs off of our network and onto its own cable system. While we cannot confirm their plans, we understand that GCI has been actively testing its system and intends to migrate the bulk of its local telephone customers to its own network in the next few years. Such a migration would result in a significant reduction of revenue for us, as GCI would no longer be leasing our facilities to serve those customers, which could have a material impact on our results of operations.

        In addition, while wireless telephone services have historically complemented traditional LEC services, we anticipate that existing and emerging wireless technologies may increasingly compete with LEC services. For example, we are deploying CDMA 1xRTT and EVDO wireless services in our markets and our principal wireless competitor, Dobson, is deploying GSM wireless services. Both CDMA and GSM technologies may serve as a satisfactory wireless alternative to traditional LEC wireline services. At this time it is not possible to predict the impact of the growth in wireless networks on our share of the local market. Technological developments in wireless telephone features, digital microwave and other wireless technologies are expected to further permit the development of alternatives to traditional wireline services. The FCC's requirement that ILECs offer wireline-to-wireless number portability may increase the competition our ILECs face from wireless carriers.

  Wireless Services

        The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. We believe that the demand for wireless telecommunications services is likely to increase significantly as equipment costs and service rates continue to decline and equipment becomes more convenient and functional. Competition is based on price, quality, network coverage, packaging features and brand reputation. There are six PCS licensees in each of our wireless service areas. We hold B side cellular licenses for Alaska's major communities and PCS licenses covering the entire state, including Anchorage, Fairbanks, Juneau and the Kenai Peninsula. We currently compete with at least one other wireless provider in each of our wireless service areas, including Dobson and Alaska DigiTel. In addition, Dobson, our main wireless competitor, also provides some coverage on its own network outside Alaska. We believe that the unique and vast terrain and the high cost of a PCS system build out make additional competitive entrance into markets outside of Anchorage uneconomical at this time.

        As the market for simple wireless voice services approaches maturity, providers are experiencing downward pressure on price. We are positioning ourselves to offset this impact by bringing new higher margin services to market, by developing products for targeted market segments and leveraging our advantage in market share and geographical coverage to attract new customers and increase monthly revenues from existing customers. We continuously evaluate new service offerings in order to differentiate us from our competitors, produce additional revenues and increase margins. The FCC's requirement that wireless carriers implement number portability may decrease customer loyalty and increase wireless competition.

  Internet Services

        The market for Internet access services is highly competitive in most markets in the state. There are few significant barriers to entry, and we expect that competition will intensify in the future. We primarily compete with GCI in the market for Internet access services.

        In addition to GCI, we currently compete with a number of established online services companies, interexchange carriers and cable television operators. Competition is particularly intense for broadband services. For example, the number of cable modems deployed by GCI is approximately three times the number of DSL modems deployed by us. The expected addition of wireless broadband to the mix of options available to consumers may reduce the demand for DSL. We believe that our ability to compete successfully will depend upon a number of factors, including the reliability and security of our network infrastructure, the ease of access to the Internet, the availability of broadband ISP access and the pricing policies of our competitors. During 2003, we continued to deploy our DSL services in Anchorage, Fairbanks, Juneau, Kenai/Soldotna, Homer and Sitka, Alaska for both consumer and business applications.

  Long Distance Services

        The long distance telecommunications market is highly competitive. We believe we currently have approximately 5% of total interexchange revenues in Alaska and our previous attempts to increase our market share have not proved successful. Competition in the long distance business is based primarily on price, although service bundling, branding, customer service, billing services and quality play a role in customer's choices to some extent. We currently offer long distance service to customers located primarily in the more populous communities within our service territory. AT&T Alascom and GCI are currently the two major competing long distance providers in Alaska. We also face competition from wireless service providers for long distance customers. In addition, new carriers offering VoIP services may lead to a reduction in traditional long distance telephone service customers and revenues. Another area of competition comes from the use of prepaid calling cards which reduces the traditional reliance on long distance telephone service, while also depriving us of revenues obtained by the use of our interexchange facilities. Expanded use of prepaid calling cards may have an adverse effect on the demand for our long distance services. We provide traditional "1+" direct distance dialing, toll-free services, calling cards and private line services for data and voice applications. We have also introduced flat-fee long distance programs. These programs allow customers to purchase interstate minutes of use in blocks of time for a single monthly fee. We expect to continue offering innovative products of this nature in the future.

Video Entertainment

        We are a reseller of DISH Network. DISH Network's primary competitor is GCI, the cable provider in most of Alaska with a dominant position in the video entertainment sector.

Employees

        As of March 31, 2004, we employed a total of 1,029 regular full-time employees, 822 of whom are represented by the International Brotherhood of Electrical Workers, Local 1547 ("IBEW"). Management considers employee relations to be good with both the represented and non-represented workforce. On November 2, 1999, the IBEW membership for our company ratified the terms of a master collective bargaining agreement that governs the terms and conditions of employment for all IBEW represented employees working for us in the State of Alaska. The master agreement embraces a labor-management relationship that is founded on trust, cooperation and shared goals. The November 1999 agreement, which expires December 31, 2006, provides for wage increases up to 4% in specified years based on the annual increases in the consumer price index for Anchorage as reported by the U.S. Department of Labor CPI-U. The last wage increase under the agreement was implemented in January 2004 and the next scheduled wage review is in November 2004. The master agreement also limits the increases in our health and welfare contributions for represented employees to 4% annually.

        Non-represented employees qualify for wage increases based on individual and company performance, and key employees are also eligible for performance-based incentives. We provide a total benefits package, including health, welfare and retirement components, that is competitive in our market.

Properties

        At March 31, 2004, our telecommunications network includes over 640 sheath miles of fiber optic cable, over 188 switching facilities and a statewide wireless network. In addition, we own fiber capacity for high-speed links within Alaska and for termination of traffic in the continental United States. We plan to continue enhancing our network to meet customer demand for increased bandwidth and advanced services. See "Business—Network Facilities." We own approximately 334,000 square feet of facilities in Anchorage, Alaska, which includes our corporate headquarters. We also own or lease facilities in our service areas across the state of Alaska. We believe this office space is sufficient for us to conduct our business.

  Local Telephone

        Our primary local telephone properties consist of 188 switching facilities. We own most of our administrative and maintenance facilities, customer service center, central office and remote switching platforms and transport and distribution network facilities. Our local telephone assets are located in Alaska. Our transport and distribution network facilities include a fiber optic backbone and copper wire distribution facilities that connect customers to remote switch locations or to the central office and to points of presence or interconnection with interexchange carriers. These facilities are located on land pursuant to permits, easements, right of ways or other agreements.

        Substantially all of our assets (including those of our subsidiaries) are pledged as collateral for our senior obligations and will be pledged as collateral for our new revolving credit facility. See "Description of Other Indebtedness—New Revolving Credit Facility" for further discussion.

  Wireless

        We have four digital switching centers, 140 cell sites and three repeaters covering substantially all major population centers and highway corridors in Alaska plus one analog switch and cell site covering Barrow, Alaska. We lease the land or tower space on which 130 sites are located, and own the remaining ten sites.

  Internet

        We own or lease point of presence facilities that permit our dial-up and DSL customers to access the internet in more than 30 communities serving the majority of Alaska's populated areas. These communities are linked over both owned and leased facilities to the Internet at Seattle, Washington.

  Interexchange

        We are a facilities based interexchange carrier. We have invested in fiber optic capacity through an indefeasible right of use that provides bandwidth between our Anchorage, Fairbanks, and Juneau locations and Seattle, Washington. We also lease transport facilities and have arrangements with other interexchange carriers to terminate traffic in the lower 48 states.

Legal Proceedings

        We are involved in the various legal proceedings involving regulatory matters described under "Regulation."

        In addition, a class action lawsuit was filed against us on March 14, 2001. The litigation alleges various contract and statutory claims concerning our decision to terminate our Infinite Minutes long distance plan. A trial is scheduled for September 2004. A class of approximately 24,000 plaintiffs is expected to be certified. We believe this suit to be without merit and intend to maintain a vigorous defense.

        GCI filed a complaint against us with the FCC regarding various service ordering and provisioning issues. The parties have reached a settlement and a request for approval of the revised interconnection agreement is pending at the RCA.

        We have disputes with Dobson concerning certain reciprocal requirements and the ownership of a tower. We cannot predict when or how these matters will be resolved.

        We are involved in various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

REGULATION

        The following summary of the regulatory environment in which our business operates does not describe all present and proposed federal, state and local legislation and regulations affecting the telecommunications industry in Alaska. Some legislation and regulations are currently the subject of judicial review, legislative hearings and administrative proposals which could change the manner in which this industry operates. We cannot predict the outcome of any of these matters or their potential impact on our business. Regulation in the telecommunications industry is subject to rapid change, and any such change may have an adverse effect on us in the future. See "Risk Factors—Risks Related to Our Business."

Overview

        The telecommunications services we provide and from which we derive a large majority of our revenue are subject to extensive federal, state and local regulation. Our local exchange carrier, or LEC, subsidiaries are regulated common carriers and have the right to set maximum rates at a level that allows us to recover the reasonable costs incurred in the provision of regulated telecommunications services and to earn a reasonable rate of return on the investment required to provide these services. Because they face competition, however, most of our LEC subsidiaries may not be able to realize their allowed rates of return.

        In conjunction with the recovery of costs and establishment of rates for regulated services, our LEC subsidiaries must first determine their aggregate costs and then allocate those costs between regulated and nonregulated services, then between state and federal jurisdictions, and finally among their various interstate and intrastate services. This process is referred to as "separations" and is governed primarily by the FCC's rules and regulations. The FCC is considering whether to modify or eliminate the current separations process. This decision could indirectly increase or reduce earnings of carriers subject to separations rules by reallocating costs between the federal and state jurisdictions. Maximum rates for regulated services and the amount of high-cost support are set by the FCC with respect to interstate services and by the RCA with respect to intrastate services.

        At the federal level, the FCC generally exercises jurisdiction over services of telecommunications common carriers, such as us, that provide, originate, or terminate interstate or international communications and related facilities. The FCC does not directly regulate enhanced services and has preempted inconsistent state regulation of enhanced services. Our wireless services use FCC radio-frequency licenses and are subject to various FCC regulations, including E911 and number portability requirements. The RCA generally exercises jurisdiction over services used to provide, originate or terminate communications between points in Alaska as well as related facilities. In addition, pursuant to the federal Telecommunications Act of 1996, or Telecommunications Act, federal and state regulators share responsibility for implementing and enforcing certain policies intended to foster competition in local telecommunications services. In particular, state regulatory agencies have substantial oversight over the provision by incumbent local exchange carriers, or ILECs, of interconnection and non-discriminatory network access to competitive local exchange carriers, or CLECs. Local governments often regulate the public rights-of-way necessary to install and operate networks, may require communications services providers to obtain licenses or franchises regulating their use of public rights-of-way, and may require carriers to obtain construction permits and abide by building codes.

Federal Regulation

        We must comply with the Communications Act of 1934, as amended, or Communications Act, and regulations promulgated thereunder which require, among other things, that communications carriers offer interstate services at just, reasonable and nondiscriminatory rates and terms. The amendments to the Communications Act contained in the Telecommunications Act significantly changed and are expected to continue to change the telecommunications industry. Among other changes, the Telecommunications Act promotes competition in local telecommunications services by removing barriers to entry and through interconnection and network access requirements, and makes universal service support explicit and portable. We must obtain FCC approval before we transfer control of any of our common carrier subsidiaries or our radio frequency licenses or authorizations, make such an acquisition or discontinue an interstate service.

        Interconnection with Local Telephone Companies and Access to Other Facilities.    In order to ensure access to local facilities and services at reasonable rates, the Telecommunications Act imposes a number of access and interconnection requirements on LECs. Generally, a LEC must:

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  not prohibit or unreasonably restrict the resale of its services;

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  provide for telephone number portability, so customers may keep the same telephone number if they switch service providers;

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  ensure that customers are able to route their calls to telecommunications service providers without having to dial additional digits;

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  provide access to their poles, ducts, conduits and rights-of-way on a reasonable, non-discriminatory basis; and

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  when a call originates on its network, compensate other telephone companies for terminating or transporting the call.

        Most ILECs have the following additional obligations under the Telecommunications Act:

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  negotiate in good faith with any carrier requesting interconnection;

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  provide interconnection for the transmission and routing of telecommunications at any technically feasible point in its network on just, reasonable and nondiscriminatory rates, terms and conditions;

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  provide access to unbundled network elements, or UNEs, such as local loops, switches and trunks, or combinations of UNEs at nondiscriminatory, cost-based rates;

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  offer retail local telephone services to resellers at discounted wholesale rates;

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  provide notice of changes in information needed for another carrier to transmit and route services using its facilities; and

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  provide physical collocation, which allows a CLEC to install and maintain its network termination equipment in an ILEC's central office, or to obtain functionally equivalent forms of interconnection.

        Because our ILEC subsidiaries other than ACSA qualify as rural LECs, or RLECs, under the Telecommunications Act, a statutory exemption from the interconnection requirements for those carriers applies until we receive a bona fide request for interconnection and the RCA lifts the exemption. The RCA must continue an exemption until it determines that interconnection is technically feasible, not unduly economically burdensome and consistent with universal service. Without such exemption, our RLECs may face more competition, declining revenues and higher costs. Even after lifting the exemption for a RLEC, the RCA may suspend or modify an interconnection requirement if it determines that such action is in the public interest and necessary to avoid a significant adverse economic impact on users, an unduly economic burden or technically infeasible requirement.

        ACSA, ACSF and ACSAK have also responded to a formal complaint brought by GCI at the FCC. The parties have reached a settlement involving order processing and provisioning performance metrics and prospective and retrospective remedies. A request for approval of the revised interconnection agreement is pending at the RCA.

        On June 30, 1999, the APUC issued an order terminating the rural exemptions of ACSN (as to its Glacier State Study Area), ACSAK and ACSF. On October 11, 1999, the RCA affirmed the APUC's order. As a result, these RLECs were no longer exempt from the interconnection requirements applicable to ILECs, and our competitors immediately requested interconnection agreements. The Alaska Superior Court denied our request to stay and subsequently upheld the RCA's order. On December 12, 2003, the Alaska Supreme Court ruled that the termination of ACSN's rural exemption was erroneous, and the termination of ACSF and ACSAK's rural exemptions may be erroneous. The court reversed and remanded the ACSF and ACSAK decisions back to the RCA for further proceedings. On April 18, 2004, ACSF and ACSAK entered into a settlement agreement with GCI in which ACSF and ACSAK waive their claim to the rural exemption with regard to GCI's request to lease UNEs.

        Since the RCA terminated our rural exemptions, our discretionary capital expenditures have decreased in Fairbanks and Juneau in light of the UNE-based competition. There are new subdivisions and buildings for which we have not built transmission plant and we may need to increase our capital expenditures and operating expenses in order to continue to meet our universal service and service quality obligations under state regulation. The UNE rates set by the RCA have been set at below our cost in Anchorage, Fairbanks and Juneau and we may face similar excessively low UNE rates set by the RCA if we lose our other rural exemptions. The April 18, 2004 settlement agreement noted above allows GCI to continue to provide UNE-based competition and, despite some increases in local loop rates, our operating results could be adversely affected.

        To implement the interconnection requirements of the Telecommunications Act, the FCC adopted rules requiring, among other provisions, that ILECs price UNEs based on forward-looking economic costs using the total element long-run incremental costs methodology, and that ILECs combine UNEs for competitors when they are unable to do so themselves.

        In its Triennial Review order released in August 2003, the FCC eliminated the obligation of ILECs to provide unbundled access to certain network elements, including new fiber loops, high-capacity loops and transport, and packet switches. Similarly, the FCC eliminated the requirement that line-sharing, where a CLEC offers high-speed Internet access over certain frequencies while the ILEC provides voice telephone services over other frequencies using the same local loop, be available as an unbundled element for new users. The Triennial Review order redefined the standard for determining which services are subject to mandatory unbundling. This order also provides state regulatory commissions with an increased role in determining which individual elements must be unbundled as well as the UNE platform, or UNE-P, in the markets they regulate based on detailed assessments of the status of competition. In a proceeding before the RCA pursuant to the Triennial Review order, we are seeking the elimination of additional unbundling requirements such as mass market switching, inter-office transport and high-capacity loops. The RCA has stayed this proceeding pending the outcome of legal challenges to the Triennial Review order.

        On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit, however, vacated the FCC's nationwide determination of impairment as to mass market switching and the FCC's delegation to state commissions of market assessments for unbundling requirements in the FCC's Triennial Review order. The court upheld the FCC's termination of unbundling requirements for new fiber loops, packet switches, line sharing and high-capacity transport services. The Appeals Court remanded the matter back to the FCC for further proceedings consistent with its order. Several parties, however, have already expressed an intention to seek reconsideration or appeal of the Appeals Court's decision. Consequently, there is considerable uncertainty regarding the FCC's unbundling rules and the RCA proceedings to implement the FCC's rules.

        In addition, the FCC is reexamining its pricing standard for UNEs and may reconsider other aspects of its new rules. The FCC is seeking comment on amending its rules to ensure that state commissions do not set UNE prices in a manner that understates ILECs' costs. The Triennial Review order clarified that, in setting UNE prices, states should adjust their assumptions about depreciation and cost-of-capital to reflect a competitive marketplace, and the FCC suggested that states consider whether accelerated rather than straight-line depreciation more accurately reflects the competitive marketplace. Furthermore, Congress may consider legislation that may modify some aspects of these rules. We cannot predict the outcome of any of these proceedings or of any action taken by the RCA pursuant to the new rules.

        Interstate Access Charges.    The FCC regulates the prices that ILECs charge for the use of their local telephone facilities in originating or terminating interstate transmissions. The FCC structured these prices, or access charges, as a combination of flat monthly charges paid by the end-users, or subscriber line charges, and usage sensitive charges paid by long distance carriers.

        Our ILECs' interstate access charges are developed by a cost-of-service method to earn an authorized maximum rate of return. The National Exchange Carrier Association, or NECA, develops averaged access rates for participating ILECs based on the costs of these carriers. All our ILECs participate in NECA's tariff for non-traffic sensitive costs, which are primarily loop costs. While ACSA files its own traffic sensitive access tariff, which covers primarily switching costs, our other ILECs participate in NECA's traffic sensitive access tariff. Participants in a NECA tariff charge averaged access rates, pool their revenues, and distribute the revenues on the basis of each individual carrier's costs. The NECA tariffs reduce the cost burden on individual ILECs of filing tariffs and also spread some of the risks of providing interstate access services. None of our ILECs has chosen the FCC's price cap method for its interstate access charges.

        In 2001, the FCC adopted an order implementing certain proposals of the Multi-Association Group, or MAG, to reform the access charge system for rural ILECs. This order governs the access charges that our ILECs can collect from long distance carriers. Among other things, the MAG plan reduces usage sensitive access charges on long distance carriers and shifts a portion of cost recovery to subscriber line charges. As a result, the aggregate amount of access charges paid by long distance carriers to ILECs has decreased and may continue to decrease. In adopting the MAG plan, the FCC determined that rate-of-return carriers, such as our ILECs, continue to be permitted to set rates based on the authorized rate of return of 11.25%. Additionally, the FCC initiated a rulemaking proceeding to investigate the MAG's proposed incentive regulation plan and other means of encouraging rate-of-return carriers to increase their efficiency and competitiveness. The MAG plan expires in 2006 and will need to be renewed or replaced at such time. We cannot predict what changes, if any, the FCC may eventually adopt.

        Proposals currently being considered by the FCC and debated within the industry may result in the elimination of interstate and intrastate access charges paid by long distance carriers, and the requirement that carriers such as ACSA, ACSF, ACSAK and ACSN recover those interstate and intrastate costs from a combination of end-user charges and universal service support. The FCC has indicated it expects to take some action to reform intercarrier compensation, including access charges, in 2004 or 2005. We cannot predict what or when the FCC may adopt any changes.

        Federal Universal Service Support.    The Communications Act requires the FCC to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. The program at the federal level has several components, including one that pays support to LECs servicing areas for which the costs of providing basic telephone service are higher than the national average. The Telecommunications Act requires the FCC to make universal service support explicit, expand the types of communications carriers that are required to pay universal support, and allow CLECs to be eligible for universal service support, including where they serve customers formerly served by ILECs.

        In May 2001, the FCC adopted a proposal from the Rural Task Force to reform universal service support for rural areas. As adopted, for an interim five-year period, until no later than July 1, 2006, eligible rural carriers will continue to receive support based on a modified embedded cost mechanism. The FCC has indicated that, for the period thereafter, it will develop a comprehensive plan for high-cost support mechanisms for rural and non-rural carriers which may rely on forward-looking costs. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost support under such a plan.

        Universal service funds are only available to carriers that are designated as eligible telecommunications carriers, or ETCs, by a state regulatory commission. CLECs and other providers that have been granted ETC status are eligible to receive the same amount of universal service support per customer as the ILEC serving the same area. Under current FCC regulations, the total amount of federal universal service funds available to all ETCs is subject to a cap. In any given year, the cap may or may not be reached. In any year where the cap is reached, the per access line rate at which ILECs can recover Universal Service Fund payments may decrease. In each of the last few years, the cap has effectively decreased USF payments

        On February 27, 2004, a Federal-State Joint Board recommended certain reforms to the FCC, such as limiting support to just one line per customer, raising the minimum requirements for receiving support, and limiting per line support in areas subject to competition, that could significantly reduce USF support to us. In addition, Congress has indicated it might step in to remedy some of the perceived problems of USF. For example, one of the perceived problems is that the size of the fund is growing too much and demanding too much of the interexchange carriers and others that pay into the USF. The FCC is reviewing many issues related to USF payments following the recommendations from a Federal-State Joint Board on Universal Service, including the level of support for CLECs and the effects of payments to CLECs on support provided to ILECs. The FCC is expected to act on some of these USF issues by the end of February 2005, and some ILECs believe that the revised rules may reduce their support to the extent that CLECs in their service areas receive USF support for UNE-loop based service.

        The RCA granted GCI's request that it be designated an ETC in Anchorage, Fairbanks, Juneau, and Fort Wainwright, all of which are currently served by our subsidiaries. The addition of a second ETC in our service areas could increase the competition we face by providing additional revenues to our competitors, and thereby decrease our revenues. There is a trend toward granting ETC status to wireless carriers. Wireless carriers have also petitioned the RCA for ETC status. On August 28, 2003, the RCA granted ETC status to Alaska DigiTel for the Matanuska Telephone Association ("MTA") service area. In May 2003, ACSW applied for ETC status in this service area and Fairbanks. Dobson is seeking ETC status and asked the RCA to redefine our service areas on a wire center basis. If this petition is granted, Dobson might be allowed to receive USF support for serving portions but not all of our service areas. Additionally, MTA Wireless and Unicom, Inc. have petitioned for ETC status for their service areas. We cannot predict whether these pending petitions will be granted or when a decision will be rendered. Our ACSW petition will, if granted, generate additional revenue for us. Granting another carrier's petition would provide it with a competitive cost advantage. The granting of Dobson's request to redefine service areas could materially reduce our revenues from USF, in addition to increasing competition.

        Our operating subsidiary companies are required to contribute to the federal USF a percentage of their revenue earned from interstate and international services. Although our rural ILECs receive payment from the federal USF, we cannot be certain of how, in the future, our contributions to the fund will compare to the support they receive from the fund. The FCC has proposed making changes to its USF contribution methodology, and we cannot predict the outcome of that proceeding or any legislation which may change the USF.

        Interstate Long Distance Services.    The FCC does not regulate the rates, terms or facilities of our interstate long distance services. However, we must comply with the general requirement that our charges and terms be just, reasonable and nondiscriminatory. Also, we must comply with FCC rules regarding unauthorized switching of a customer's long distance service provider, or slamming; the FCC has recently levied substantial fines on some carriers for slamming. In addition, ACSLD must post the rates, terms and conditions of its service on its Internet web site and engage in other public disclosure activities.

        The FCC required that ILECs that provide interstate long distance services originating from their local exchange service territories must have long distance affiliates which maintain separate books of account and acquire any services from their affiliated ILECs at tariffed rates, terms and conditions.

        Wireless Services.    The FCC regulates the licensing, construction, operation, acquisition and sale of personal communications services and cellular systems in the United States. All cellular and personal communications services licenses have a 10-year term, at the end of which they must be renewed. Licenses may be revoked for cause, and license renewal applications may be denied if the FCC determines that renewal would not serve the public interest. In addition, all personal communications services licensees must satisfy certain coverage requirements. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license.

        Federal law preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio services, or CMRS, which includes personal communications services and cellular services. The FCC does not regulate such rates. The FCC imposes a variety of regulatory requirements on CMRS operators. For example, CMRS operators must be able to transmit 911 calls from any qualified handset without credit check or validation, are required to provide the location of the 911 caller within an increasingly narrow geographic tolerance over time, and as of December 31, 2003, are required to provide 911 service for individuals with speech and hearing disabilities, or TTY service. ACSW has petitioned the FCC for a limited waiver of the 911 implementation deadlines and for an extension of the TTY requirements; we cannot predict when or how the petitions will be decided.

        Local number portability allows a customer to retain his or her telephone number when changing telecommunications carriers within the same local market. The FCC requires local number portability for CMRS carriers under rules that distinguish between carriers operating in the largest 100 metropolitan statistical areas and those operating outside the top 100 markets. None of the cities in which we provide wireless service is among the top 100 markets. Therefore, under the FCC's rules, if ACSW receives a request to allow an end user to retain a telephone number while changing service providers, ACSW must be capable of allowing this number portability by May 24, 2004 or within six months of a bona fide request. While we are able to provide local number portability in most of our markets, we may not be able to comply with this requirement in some of our smaller operating areas. Our failure to comply with the local number portability requirements could result in fines, other penalties or enforcement actions against us.

        Internet Services.    We provide Internet access services as an Internet service provider, or ISP. The FCC has classified such services as information services, so they are not subject to various regulatory obligations that are imposed on common carriers, such as paying access charges or contributing to USF. Also, the FCC generally preempts state and local regulation of information services.

        In March 2002, the FCC held that high-speed Internet access service delivered using cable television facilities constitutes an "information service" (which is not subject to common carrier regulations). Although our provision of high-speed Internet services over our telecommunications network is currently regulated as a telecommunications service, the FCC is considering whether to narrow the scope of this regulation to "non-dominant" status or reclassify such services as information services. We also offer a retail Internet service that is an information service under the FCC's current policies. The FCC's classification of cable modem services has been remanded by the United States Court of Appeals for the Ninth Circuit, which reiterated an earlier decision finding that cable modem services constituted both a "telecommunications service" and an "information service." The FCC is also currently giving further consideration to its regulation of high-speed Internet access services offered over cable facilities versus telecommunications facilities. The FCC may decrease regulation on our broadband services or possibly subject cable modem services to certain common carrier responsibilities. If the FCC implements such a requirement, we may be able to supplement our own high-speed Internet access offerings by obtaining access to GCI's high-speed Internet access cable lines for its own Internet service provider.

        In February 2004, the FCC determined that particular entirely Internet-based voice over Internet Protocol, or VoIP, service is an information service and exempt from such regulatory obligations. Also in February 2004, the FCC launched a comprehensive rulemaking to determine the appropriate types of regulation, including such matters as intercarrier compensation and contributions to USF, to which ISPs offering or enabling different types of services, including VoIP, should be subject. We cannot predict the outcome of these proceedings or the effect of FCC decisions in this area on our business.

        Other Federal Regulations.    We are subject to various other federal rules and statutes, including with regard to the use of customer proprietary network information in marketing services, and implementing capabilities to be used by law enforcement officials in executing court authorized electronic surveillance. Other FCC initiatives that may impact our regulated subsidiaries include access to poles, ducts, conduits and rights-of-way, Truth-in-Billing requirements, EEO reporting, and anti-slamming rules. These requirements may impose costs on us and limit our business opportunities.

State Regulation

        Telecommunication companies are required to obtain certificates of public convenience and necessity from the RCA prior to operating as a public utility in Alaska. The RCA must also approve transfers of such certificates. The RCA regulates rates and terms for local, intrastate access and intrastate long distance services. Also, pursuant to the Telecommunications Act and the FCC's rules, the RCA decides various aspects of local network interconnection offerings and agreements. In addition, the RCA supervises the administration of the Alaska Universal Service Fund, or AUSF, and decides on ETC status for purposes of the federal USF.

        The direction of state regulation under the RCA remains unclear. The RCA was formed in 1999 and is subject to periodic reauthorization. The RCA's ability to implement improved regulatory policies and practices was called into question by the Alaska legislature during the RCA's most recent reauthorization proceedings in 2003. While the RCA ultimately received reauthorization through 2007, the legislature did provide guidance on certain telecommunications policies, and it continues to scrutinize the regulatory process. Given the large number of proceedings currently before the RCA, including those addressing various aspects of local exchange competition, market structure, bundling, access charges, retail rates, and UNE rates, the continuing debate over regulatory policy and the recent seating of a majority of new commissioners creates uncertainty regarding the timing and direction of state regulatory policies.

        Interconnection.    The Telecommunications Act specifies that resale and UNE rates are to be negotiated among the parties subject to approval by the state regulatory commission, or, if the parties fail to reach an agreement, arbitrated by the state regulatory commission.

        In January 1997, ACSA's predecessor, ATU, entered into an interconnection agreement with GCI, which provided for resale and UNE interconnection, and with AT&T Alascom, which provided for resale. Neither interconnection agreement contained a defined term or a termination date. Near the end of 1999, we notified GCI of our view that the interconnection agreement pertaining to ACSA had reached the end of a reasonable period of availability. In January 2000, we filed a motion with the RCA to reopen the original GCI arbitration proceedings involving ACSA for the purpose of establishing an appropriate forward looking cost model and re-pricing various interconnection services and UNEs. On October 25, 2001, the RCA granted ACSA an interim UNE rate increase. The RCA held a formal hearing on final Anchorage UNE rates during November 2003. We cannot predict when the RCA will issue a final order in this matter or what the outcome will be.

        Subsequent to the RCA terminating the rural exemptions for the Fairbanks, Juneau-Douglas and ACSN's Glacier State study area markets, we entered into unsuccessful negotiations for interconnection agreements with GCI. Interconnection issues, including the pricing for UNEs, were subject to a RCA arbitration during 2000. On September 5, 2000, the RCA issued orders largely ratifying the findings of the arbitrator in these interconnection arbitration proceedings. Pursuant to the previously noted April 18, 2004 settlement agreement between ACS and GCI, ACSF and ACSAK have agreed to extend the existing interconnection agreements through 2007, with slightly increased local loop rates effective January 1, 2005.

        Since 1999, we have also entered into interconnection agreements with Alaska Fiber Star, LLC, TelAlaska Long Distance, Inc., Level 3, and other entities.

        Competitive Local Exchange Regulations.    The APUC adopted regulations to govern competition in the local exchange marketplace. The transitional regulations provide for, among other things:

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  initial classification of all ILECs, including our rural properties and ACSA, as dominant carriers;

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  requirements that all carriers, both dominant and nondominant, offer all retail services for resale at wholesale rates (although the extent of the IDS offerings depends on the facilities and general service offerings of the carriers);

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  dominant carrier pricing flexibility in competitive areas, under which carriers may reduce retail rates, offer new or repackaged services and implement special contracts for retail service upon 30 days' notice. Only rate increases affecting existing services are subject to full cost support showings for ILECs in areas with local competition; and

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  application of such regulations limited initially to the ACSA market, and in 2002, extended to the ACSF and ACSAK markets.

        The RCA had been investigating ACSA's new facilities construction and connection practices, which GCI claims result in disparate treatment for its customers. Certain RCA rulings in this case were appealed to state court in 2002. On December 8, 2003, the court remanded the case to the RCA to determine whether provisions in the FCC's Triennial Review order on new facilities construction preempt its ruling in the case. Based on the parties' joint motion, on January 7, 2004, the RCA vacated that portion of the order requiring our ILECs to modify their line extension tariffs to include GCI customers. On March 15, 2004, the RCA determined that all other pending issues in this proceeding had been resolved and terminated its investigation.

        End User Local Rates.    The rates charged by our ILECs to end-users for basic local service are generally subject to the RCA's regulation based on a cost-of-service method using an authorized rate of return. Local rates have historically been set at a level that will allow recovery of embedded costs for local service. Competition may prevent local rates from being sufficient to recover such costs for local service. Rate cases are typically infrequent, carrier-initiated and require the carrier to meet substantial burdens of proof.

        In compliance with an order of the APUC, all our ILECs filed revenue requirement studies on July 1, 2001. On April 8, 2004, the RCA approved a settlement proposed by the parties for ACSF,

ACSAK and ACSN. This settlement generally results in some lower rates for ACSF and ACSN and some higher rates for ACSAK, all of which are expected to go into effect during the third quarter of 2004. We expect these rate changes to cause a small decrease in our local network service revenues. Additional retail rate filings are due for ACSA in June 2004 and a hearing to take testimony on ACSA retail rates is set for December 2004. Accordingly, new retail rates for Anchorage may not be established until the first quarter of 2005 or later. There can be no assurance that new rates will be implemented at these times, that we will be able to implement any higher rates that are approved by the RCA in the current competitive market, or that allowed rate increases will be sufficient to recover our revenue deficiency.

        Intrastate Access Rates.    ILECs not yet subject to local competition participate in a pool administered by the Alaska Exchange Carrier Association, or AECA, for intrastate access charges to long distance carriers. The AECA pools their access costs and sets a statewide average price annually which participating ILECs charge to long distance carriers for originating or terminating calls. Access revenues are collected in a pool and then redistributed to the ILECs based on their actual costs.

        The RCA requires an ILEC to file separate, individual company access charge tariffs when a competitor enters its service area. These tariffs are based on the ILEC's cost of service and are revised annually. Our only ILEC remaining in the AECA pool as of December 31, 2003 is ACSN. The RCA has approved draft regulations for public comment that propose to change the current annual update process to a biennial review.

        The RCA recently issued a spreadsheet model developed by its staff for comment, so that it can analyze the impacts of different methods of recovering access costs. Subsequently, on March 1, 2004, the RCA released draft regulations for public comment that propose to substantially restructure access loop cost recovery. If the RCA's proposed regulations are adopted, interexchange carriers will cease contributing any amount to intrastate loop cost recovery at the conclusion of a five-year transition period. Following the transition period, the RCA's proposed rules require that approximately 60% of the loop cost be allocated to the local jurisdiction with the residual 40% being allocated approximately equally between instate subscriber line charges and support from the Alaska Universal Service Fund. We are unable to predict the ultimate outcome of this rulemaking.

        Alaska Universal Service Fund.    To remove subsidies which had been implicit in intrastate access pricing, the RCA established the Alaska Universal Service Fund, or AUSF. The AUSF serves as a complement to the federal USF, but must meet federal statutory criteria concerning consistency with federal rules and regulations. Currently, the AUSF supports a portion of certain higher cost carriers' switching costs, the costs of lifeline service (which supports rates of low income customers), and a portion of the cost of Public Interest Pay Telephones. Recent proposals have targeted the AUSF as a source of funding for cost shifts that are likely to occur as a result of intrastate access charge reform. The RCA has adopted regulations which limit high-cost switching support to local companies with access lines of 20,000 or less. This change has eliminated the switching support that our rural ILECs received. The resulting cost recovery shift is being addressed in the local service rate cases commenced in 2001. It is unclear the degree to which the AUSF might be used to absorb cost shifts that result if federal universal service support is scaled back in the future.

        Other State Regulations.    The RCA has proposed changes in its rules governing provision of statewide directory assistance, or DA, that would alter the DA market structure, the manner of providing DA service in Alaska and carrier-to-carrier DA obligations. The new rules would make the provision of DA more competitive and permit CLECs to provide DA service. If the rules are adopted, we expect that ACSA may remain the provider of DA service in some areas, at least for some period of time, and that other competitors such as GCI may enter the business. Since the RCA has not yet adopted rules, it is not possible to predict the financial impact of these DA market changes on our ILECs' operating results.

        On November 21, 2002, the RCA sought public comment on modifying its competitive local market regulations. Additionally, the RCA initiated a proceeding in June 2003 in response to recently enacted legislation to review its rules governing telecommunications rates, charges between competing telecommunications companies and telecommunications competition. The RCA's review must be guided by certain principles, including that the incumbent carrier must not be placed at an unfair competitive disadvantage and that rates charged to the public must be fair. Additionally, the Alaska state legislature required that the RCA's regulations implement certain policies including that there be fair payment by one carrier for the use of another carrier's equipment and facilities, and that in competitive service areas the ILEC must be subject to the same retail tariffing standards and regulations as the new carrier. The law contains other provisions which promote competitive goals and encourage more businesses to enter and remain as telecommunications carriers in Alaska. The RCA issued proposed regulations in November 2003 which do not appear to substantially modify the existing regulatory structure.

        In addition, on March 10, 2004, the RCA issued proposed regulations concerning bundling of local exchange and intrastate interexchange services. The RCA's proposed rules fail to substantially reform existing restrictions.

Environmental Regulations and Radio Emissions

        Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to environmental laws that impose liability for the entire cost of cleanup at contaminated sites, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

        Our wireless operations are also subject to regulations and guidelines that impose a variety of operational requirements relating to radio frequency emissions. The potential connection between radio frequency emissions and negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been named in any lawsuits alleging damages from radio frequency emissions, it is possible we could be in the future, particularly if scientific studies conclusively determine that radio frequency emissions are harmful.

MANAGEMENT

        The following table sets forth certain information about our current executive officers and directors.

Name	Age	Title
Liane Pelletier	46	Chairman, Chief Executive Officer, President and Director
David Wilson	36	Senior Vice President and Chief Financial Officer
Kenneth L. Sprain	59	Senior Vice President, Operations
Leonard A. Steinberg	50	Vice President, General Counsel, and Corporate Secretary
David C. Eisenberg	44	Senior Vice President, Corporate Strategy and Development
Sheldon Fisher	41	Senior Vice President, Sales and Product Marketing
Kevin P. Hemenway	43	Senior Vice President, Corporate Projects
W. Dexter Paine, III	43	Director
Saul A. Fox	50	Director
John M. Egan	57	Director
Patrick Pichette	41	Director
Byron I. Mallott	61	Director
Wray T. Thorn	32	Director
Brian Rogers	53	Director
Charles P. Sitkin	70	Director

        Liane Pelletier has served as Director and as Chief Executive Officer and President since October 6, 2003 and Chairman since January 1, 2004. Prior to this appointment, Ms. Pelletier served as Senior Vice President and Chief Integration Officer at Sprint Corporation from June 2003 through September 2003. In this position, she oversaw Sprint's transformation from a product-centric to a more customer-centric organization. For the three years prior to that appointment, Ms. Pelletier served as Sprint's Senior Vice President of Strategic Planning & Corporate Development. Her responsibilities during that period included driving corporate strategy, managing Sprint's broadband spectrum assets and developing and marketing integrated products. Over the course of her 17-year career at Sprint, Ms. Pelletier also served as a vice president in a wide variety of departments, including in corporate strategy, customer acquisition and retention and marketing positions to both business and consumer customers. Before joining Sprint, she worked as a consultant at Touche Ross and Temple, Barker, Sloane. Ms. Pelletier has an MBA from M.I.T. and a B.A. from Wellesley College.

        David Wilson has served as Senior Vice President and Chief Financial Officer since March 1, 2004. Prior to joining us Mr. Wilson was Chief Financial Officer of Triumph Communications, a subsidiary of Hughes Electronics from May 2003 through November 2003. Prior to this, Mr. Wilson was at DIRECTV Broadband (formerly Telocity Inc.) where he was appointed Chief Financial Officer in April 2001, after serving as Vice President of Finance and Chief Accounting Officer from February 2000. At Telocity, he helped lead the Company through its initial public offering and eventual sale to Hughes Electronics. Mr. Wilson also worked in public accounting at PricewaterhouseCoopers in both international and domestic offices from 1990 to 2000 where he most recently managed a portfolio of high profile publicly traded network and communications audit clients in San Jose, CA. Mr. Wilson is a Chartered Accountant, and holds a Bachelor of Commerce, from the University of Birmingham, UK.

        Kenneth L. Sprain serves as Senior Vice President, Operations. Mr. Sprain is responsible for operations in the local exchange, interexchange, and Internet business units. Mr. Sprain provides us with over 35 years of telecommunications experience. Mr. Sprain came to us in 2003 after being a consultant with us for two years. Prior to this position, from 1997 to 2002, Mr. Sprain was the Vice President of Operations Planning and Vice President of the Midwest Region for CenturyTel, responsible for operations, assignments, and planning. Mr. Sprain started his telecommunications career as a technician, moving to supervisor and district manager positions for RCA Alaska Communications from 1968 to 1979. In 1979, Mr. Sprain became an Anchorage district manager for Alascom. Starting in 1983, Mr. Sprain worked for Pacific Telecom and then PTI as the Vice President for Eastern Washington then Montana Divisions and then Executive Vice President and General Manager for the Midwest. In these executive positions, Mr. Sprain was responsible for local exchange operations.

        Leonard A. Steinberg serves as Vice President, General Counsel and Corporate Secretary, a position he has held since January 2001. Mr. Steinberg left private practice in June 2000 to join us as a Senior Attorney in the Corporate Legal Department. From 1998 to 2000, Mr. Steinberg used his expertise in regulatory and administrative matters to represent telecommunications and energy clients of Brena, Bell & Clarkson, P.C., an Anchorage, Alaska law firm. Prior to that, Mr. Steinberg was a partner in the firm of Hoise, Wes, Sacks & Brelsford with offices in Anchorage, Alaska and San Francisco, California. Mr. Steinberg practiced in the firm's Anchorage office from 1996-1998 and in the firm's San Francisco office from 1988-1996 where he primarily represented large clients in oil and gas royalty and tax disputes. Mr. Steinberg holds a Masters in Public Administration degree from Harvard University's Kennedy School of Government, a Masters of Business Administration degree from U.C. Berkeley's Haas School of Business and a J.D. from the University of California's Hastings College of Law.

        David C. Eisenberg has served as Senior Vice President, Corporate Strategy and Development, since November 3, 2003. From 2000 until joining us, Mr. Eisenberg served as Vice President—Corporate Strategy for Sprint Corporation where he was responsible for helping shape that corporation's strategic direction. From 1996 to 2000, Mr. Eisenberg was Sprint's Director of Strategic Policy Development. In this role he directed analysis of Sprint and competitors strategic positions that emerged from changes to regulatory, political, and economic frameworks. In his 21-year career with Sprint and Centel, Mr. Eisenberg held numerous management positions within the Local Telecommunications Division and on Sprint's corporate staff. These included roles in sales and marketing, finance, and regulatory and strategic planning. Mr. Eisenberg earned his bachelor's degree in mathematics at Northwestern University and his master's degree in business at Keller Graduate School of Management.

        Sheldon Fisher has served as Senior Vice President, Sales and Product Marketing since February 23, 2004. Prior to this appointment, Mr. Fisher served as Vice President, Wireless Broadband at Sprint Corporation where he was the general manager of Sprint's wireless broadband business since April 2002, with broad operational and product development responsibilities. Mr. Fisher started with Sprint Corporation in January 1999 as Senior Attorney-Mergers and Acquisitions. In September 1999, he became the Senior Director-Business Development. In September 2000, Mr. Fisher became Assistant Vice President, Architecture and Technology responsible for Sprint's wireless broadband advanced technology group. In September 2001, Mr. Fisher became Assistant Vice President, Network Operations and Technology responsible for management of Sprint's wireless broadband network operations. Prior to joining Sprint, Mr. Fisher worked for Hughes Electronics from 1995 to 1999 and was an attorney for Latham & Watkins from 1990 to 1994. He has a JD from Yale Law School and a BA in economics from Brigham Young University.

        Kevin P. Hemenway currently serves as Senior Vice President, Corporate Projects a position he has held since March 2004. Prior to being appointed to his current position, Mr. Hemenway had served as Senior Vice President, Chief Financial Officer and Treasurer since November 2000. He joined us as Vice President and Treasurer in July 1999. Mr. Hemenway has over 14 years of experience in the telecommunications industry. Before joining us, Mr. Hemenway served as the Chief Financial Officer and Treasurer of Atlantic Tele-Network, Inc. based in the U.S. Virgin Islands. From January 1990 to October 1998, as an independent consultant, Mr. Hemenway performed financial, accounting, management and rate making consulting services for the telecommunications industry, principally for Atlantic Tele-Network, Inc. and its subsidiaries. From 1986 through 1989, Mr. Hemenway was employed by Deloitte & Touche LLP as a CPA and manager, performing both audit and consulting services, and from 1983 to 1986, was employed by Grant Thornton as a CPA and senior staff accountant. Mr. Hemenway graduated from Creighton University in 1982 with a Bachelor of Science in Business Administration, majoring in accounting, and is a non-practicing CPA certificate holder registered in the State of Nebraska.

        W. Dexter Paine, III, a Director since May 1999, was a co-founder and has been President of Fox Paine & Company since its inception in 1997. From 1994 until founding Fox Paine, Mr. Paine served as a senior partner of Kohlberg & Co. Prior to joining Kohlberg & Co., Mr. Paine served as a general partner at Robertson Stephens & Company. Mr. Paine has a B.A. in economics from Williams College. Since January 2000, Mr. Paine has served as the Chairman of the Board of Directors of WJ Communications, Inc (Nasdaq—WJCI) and since September 2003 he has served as a director of United National Group, Ltd. (Nasdaq—UNGL).

        Saul A. Fox, a Director since May 1999, has served as Chief Executive of Fox Paine & Company since he co-founded the firm in 1997. Prior to founding Fox Paine & Company, Mr. Fox was general partner with Kohlberg Kravis Roberts & Co. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Fox was an attorney specializing in tax, business law and mergers and acquisitions and participated significantly in law firm management at Latham & Watkins LLP, an international law firm headquartered in Los Angeles, California. Mr. Fox received a B.S. in Communications from Temple University in 1975 (summa cum laude) and a J.D. from the University of Pennsylvania School of Law in 1978 (cum laude). Mr. Fox is a director of United National Group, Ltd. (Nasdaq—UNGL) since September 2003 and a member of the Board of Overseers, University of Pennsylvania Law School.

        John M. Egan, a Director since November 2003, is the recently retired founder and chairman/CEO of ARRIS Group (Nasdaq—ARRS). ARRIS is a global communications technology company specializing in the design and engineering of broadband local access networks and a leading developer and supplier of optical transmission, cable telephony and Internet access for cable systems operators. Mr. Egan joined ARRIS in 1973 and had been chairman of its Board of Directors since 1997. Mr. Egan was President of ARRIS from 1980 to 1997 and Chief Executive Officer of ARRIS and its predecessors from 1980 through 1999. On January 1, 2000, Mr. Egan stepped down from his role as Chief Executive Officer of ARRIS. He remained a full-time employee until his retirement in May 2002. Mr. Egan has served on the Board of Directors of the National Cable Television Association, or NCTA, for 20 years, and has been actively involved in the Walter Kaitz Foundation, an association seeking to help the cable industry diversify its management workforce to include minorities, as well as the Society of Cable Television Engineers and Cable Labs, Inc. Mr. Egan currently serves on the advisory board of KB Partners, a Chicago based venture capital firm and on several boards in the technology start-up sector. Mr. Egan has a B.S. degree in Economics from Boston College.

        Patrick Pichette, a Director since January 2004, is currently Executive Vice-President at Bell Canada (BCE). Mr. Pichette joined BCE in January 2001 as Executive Vice-President, Planning and Performance Management before being appointed Chief Financial Officer in 2002. Prior to joining BCE, Mr. Pichette was a Partner at McKinsey & Company's Montreal office, from June 1996 to December 2000, where he was a lead member of McKinsey's North American Telecom Practice.

Previously, Mr. Pichette was Vice-President and Chief Financial Officer of Call-Net Enterprises (1994-1996) and an Associate at McKinsey & Company in Toronto (1989-1994). Mr. Pichette earned a B.A. Business Administration from Université du Québec à Montréal (1985-1987) and a M.A. Philosophy Politics and Economics from Oxford University where he attended as a Rhodes Scholar (1987-1989). Mr. Pichette is also a board member of Manitoba Telecom Services (MTS) and NGOs including: Engineers Without Borders (EWB) and The Trudeau Foundation.

        Byron I. Mallott, a Director since January 2000, is the President and Chief Executive Officer of the First Alaskans Institute.From 1995 until January 2000, Mr. Mallott served as the Executive Director of the Alaska Permanent Fund Corporation. Prior to joining the Alaska Permanent Fund Corporation, Mr. Mallott served in various capacities, including Director, Chairman and President and Chief Executive Officer of Sealaska Corporation over a period of nearly 20 years. Mr. Mallott has also served in various political appointments and elected positions and presently serves on the boards of Alaska Air Group, Inc. and Native American Bank, N.A.

        Wray T. Thorn, a Director since January 2000, has also been a Director with Fox Paine & Company, LLC since January 2000. From 1996 until joining Fox Paine & Company, Mr. Thorn was a Principal and founding member of Dubilier & Company. Prior to joining Dubilier & Company, Mr. Thorn was an Associate in the Acquisition Finance Group of Chase Securities, Inc. Mr. Thorn is a graduate of Harvard University. Since January 2000, Mr. Thorn has served on the Board of Directors of WJ Communications, Inc. (Nasdaq—WJCI).

        Brian Rogers, a Director since February 2001, is currently Principal Consultant and Chief Financial Officer for Information Insights, Inc., a management and public policy consulting firm. Mr. Rogers served as Vice President of Finance for the University of Alaska Statewide System from 1988 to 1995. Mr. Rogers is a former state legislator, who served in the Alaska State House of Representatives from 1979 to 1982. Mr. Rogers chaired the State of Alaska Long-Range Planning Commission during 1995 and 1996, and currently, as a Regent of the University of Alaska, serves as the Board Chair and a member of all committees, including the University's Finance and Audit Committee. He holds a Master in Public Administration degree from the Kennedy School of Government, Harvard University.

        Charles P. Sitkin, a director since February 2003, is currently an independent consultant assisting enterprises with strategic and organizational planning. Prior to 1994, Mr. Sitkin's experience includes being the National Director of Management Consulting at R.W. Beck & Associates, a Partner and Office Director of Information Technology at Ernst & Young and various leadership positions at the Boeing Company. Mr. Sitkin is a Certified Management Consultant and is a graduate from Lafayette College and the University of Washington.

        None of the individuals named above have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor were any of such individuals a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Each of the individuals named above is a citizen of the United States of America except David Wilson, who is a citizen of the United Kingdom and Patrick Pichette, who is a citizen of Canada.

Committees of the Board

        The standing committees of our Board of Directors will consist of an audit committee, a compensation committee and a nominations and corporate governance committee. We anticipate that each of            ,             and            will be appointed to each of the committees listed below upon

closing of the IDS public offering. Messrs.             ,             and            are each independent directors as defined in the rules of the Securities and Exchange Commission and the                        .

  Audit Committee

        The principal duties and responsibilities of our audit committee will be as follows:

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  to monitor our financial reporting process and internal control system;

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  to appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

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  to oversee the performance of our internal audit function; and

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  to oversee our compliance with legal, ethical and regulatory matters.

        The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

  Compensation Committee

        The principal duties and responsibilities of the compensation committee will be as follows:

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  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

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  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

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  to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

  Nominations and Corporate Governance Committee

        The principal duties and responsibilities of the nominations and corporate governance committee will be as follows:

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  to establish criteria for Board of Directors and committee membership and recommend to our Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors;

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  to make recommendations regarding proposals submitted by our shareholders; and

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  to make recommendations to our Board of Directors regarding corporate governance matters and practices.

Audit Committee Financial Expert

        Our Board of Directors has determined that we have at least one audit committee financial expert serving on our audit committee, Patrick Pichette, who is an independent director.

Codes of Conduct and Ethics

        We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. We will provide to any person, free of charge, a copy of such codes and ethics. The request must be submitted in writing to the Corporate Secretary, Alaska Communications Systems Group, Inc., 600 Telephone Avenue, Anchorage, Alaska 99503.

Section 16(a) Beneficial Ownership Reporting Compliance

        Federal securities laws require executive officers, Directors, and owners of more than ten percent of our common stock to file reports (Forms 3, 4, and 5) with the SEC and any stock exchange or trading system on which our securities are listed, which is currently Nasdaq. These reports relate to the number of shares of our common stock that each own, and any change in their ownership. Based solely on our review of Forms 3, 4 and 5 filed with the SEC and representations of the executive officers and Directors, we believe all persons required to file such forms have done so in a timely manner during 2003, except for Mr. Egan. Mr. Egan was appointed to the Board of Directors on November 19, 2003 and the SEC received his Form 3 on December 8, 2003.

  Summary Compensation Table

        The table below sets forth a summary of the compensation we paid our Chief Executive Officer, the four additional most highly compensated executive officers who served in such capacities as of December 31, 2003 and two additional most highly compensated executive officers who served as executive officers during 2003 but left prior to December 31, 2003.

	Annual Compensation					Long Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus		Other Annual Compensation(1)	Securities Underlying Stock Options Shares (2)	All Other Compensation
Liane Pelletier Chairman,Chief Executive Officer and President	2003 2002 2001	$96,154 — —	$1,400,000 — —	(3)	— — —	1,000,000 — —	$58,124 — —	(4)
Kevin P. Hemenway Senior Vice President, Chief Financial Officer, Treasurer	2003 2002 2001	175,011 175,011 180,405	80,000 — 87,500		— — —	— — —	10,400 10,400 10,400	(5)
Kenneth L. Sprain Senior Vice President, Operations	2003 2002 2001	107,308 — —	— — —		— — —	— — —	32,793 — —	(5)(6)
David C. Eisenberg Senior Vice President, Corporate Strategy and Developments	2003 2002 2001	28,846 — —	100,000 — —		— —	200,000 — —	21,199 — —	(7)
Leonard A. Steinberg Vice President, General Counsel and Corporate Secretary	2003 2002 2001	175,011 175,011 170,817	85,000 — 80,000		— —	— 50,000 25,000	10,400 10,400 10,400	(5)
Charles E. Robinson Former Chairman and Chief Executive Officer	2003 2002 2001	525,012 500,011 500,011	1,000,000 250,000 500,000		125,003 — —	— — —	10,400 10,400 10,400	(5)
Wesley E. Carson Former President and Chief Operating Officer	2003 2002 2001	79,236 200,013 200,013	840,000 — 200,000		30,771 — —	— — —	33,015 124,803 10,400	(8)

(1)
Cash-out of accrued paid time off.
(2)
Options to purchase shares of common stock.
(3)
On October 6, 2003, Ms. Pelletier was granted 200,000 shares of our stock. The market price on that day was $4.50. The shares are fully vested. Ms. Pelletier also received a cash bonus from us in respect of 2003 in the amount of $500,000.
(4)
$58,124 for relocation costs.
(5)
Annual contribution to the Alaska Electrical Pension Plan, a non-contributory, multi-employer defined contribution plan. Contributions for Messrs. Hemenway, Steinberg and Robinson were $10,400 for 2003. The 2003 contribution for Mr. Carson was $3,694 and $867 for Mr. Sprain.
(6)
$31,926 for relocation costs.
(7)
$21,199 for relocation costs.
(8)
$29,321 for relocation costs.

Securities Authorized for Issuance Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by security holders	3,838,938	$5.32	2,172,476

        As of December 31, 2003, the number of securities remaining available for future issuance under equity compensation plans includes 1,630,243 shares under the Alaska Communications Systems Group, Inc. 1999 Stock Incentive Plan, 39,907 shares under the ACS Group, Inc. 1999 Non-Employee Director Stock Compensation Plan, and 502,326 shares under the Alaska Communications Systems Group, Inc. 1999 Employee Stock Purchase Plan. See Note 15 "Stock Incentive Plans" to our audited consolidated financial statements included in this information statement/prospectus for further information on our equity compensation plans.

Option Grants in Last Fiscal Year

        The table below sets forth information as of December 31, 2003 concerning the issuance of stock options in 2003.

					Potential Realizable Values at Assumed Annual Rates of Stock Price Appreciation for Stock Option Term
		Percentage of Total Stock Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
Name			Exercise or Base Price	Expiration Date
					5%	10%
Liane Pelletier	1,000,000	83.3%	$4.50	10/6/2013	2,830,026	7,171,841	(1)
David C. Eisenberg	200,000	16.7%	$4.88	11/3/2013	613,801	1,555,493	(1)

(1)
Time vesting nonqualified options which vest on each anniversary of the grant date ratably over five years, or on a change in control, whichever is earlier.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The table below sets forth, on an aggregated basis:

  •
  information regarding the exercise of options to purchase our common stock by each of the named executive officers listed on the Summary Compensation Table above; and

  •
  the value on December 31, 2003 of all unexercised options held by such individuals.

			Number of Shares Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year(1)
	Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Liane Pelletier	—	$—	—	1,000,000	$—	$240,000
Kevin P. Hemenway	—	—	103,418	56,582	—	—
Kenneth L. Sprain	—	—	—	—	—	—
David C. Eisenberg	—	—	—	200,000	—	—
Leonard Steinberg	—	—	25,556	69,444	—	—
Charles. E. Robinson	—	—	1,248,056	—	—	—
Wesley E. Carson	—	—	264,167	—	—	—

(1)
The fair market value of stock options as of December 31, 2003 was determined based on the $4.74 per share closing price of our common stock on December 31, 2003.

        In addition there have been stock option grants to executive officers after December 31, 2003. The table below sets forth, on an aggregate basis the information regarding the exercise of options to purchase our common stock by executive officers as of May 21, 2004 and the value on May 21, 2004 of all unexercised options held by such individuals.

			Number of Shares Underlying Unexercised Options at May 21, 2004		Value of Unexercised In-the-Money Options at May 21, 2004 (1)
	Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Liane Pelletier	—	$—	—	1,000,000	$—	$2,090,000
Kevin P. Hemenway	—	—	136,167	23,833	104,779	19,474
Kenneth L. Sprain (2)	—	—	—	200,000	—	448,000
David C. Eisenberg	—	—	—	200,000	—	342,000
Leonard Steinberg (3)	—	—	53,470	46,530	9,083	13,017
Sheldon Fisher (4)	—	—	—	200,000	—	448,000
David Wilson (5)	—	—	—	250,000	—	537,500

(1)
The value of in-the-money stock options was determined using a $6.59 per share price based on the publicly traded value of the security underlying the stock options on May 21, 2004.

(2)
Mr. Sprain received 200,000 options on February 1, 2004 having a term of 10 years with an exercise price of $4.35, which was the fair market value of the stock on that day based on the closing market price. Options vest at 20% or 40,000 shares per twelve-month period for the five-year period starting on February 1, 2004 or on a change in control, whichever is earlier.

(3)
Mr. Steinberg received 5,000 options on February 1, 2004 having a term of 10 years with an exercise price of $4.35, which was the fair market value of the stock on that day based on the closing market price. Options vest at 20% or 1,000 shares per twelve-month period for the five-year period starting on February 1, 2004 or on a change in control, whichever is earlier.

(4)
Mr. Fisher received 200,000 options on February 23, 2004 having a term of 10 years with an exercise price of $4.35, which was the fair market value of the stock on that day based on the closing market price. Options vest at 20% or 40,000 shares per twelve-month period for the five-year period starting on February 1, 2004 or on a change in control, whichever is earlier.

(5)
Mr. Wilson received 250,000 options on March 1, 2004 having a term of 10 years with an exercise price of $4.44, which was the fair market value of the stock on that day based on the closing market price. Options vest at 20% or 50,000 shares per twelve-month period for the five-year period starting on February 1, 2004 or on a change in control, whichever is earlier.

Pension Plans

        Our eligible employees, including executive officers, participate in the Alaska Electrical Pension Plan, or the AEP Plan, a non-contributory, multi-employer defined contribution retirement plan administered by a board of trustees representing the member employers. We make contributions on employees' behalves in accordance with schedules based on wage rates and job classifications. Participants receive a monthly benefit upon retirement, payable for life based on the contributions made on the employee's behalf. Actuarially equivalent alternative forms of benefits are also available at the participant's election. Participants are entitled to receive full benefits upon retirement at or after age 58 with at least five years of recognized service, at least one of which must be "future credited service" as defined in the AEP Plan document. Participants may elect to receive reduced benefits upon early retirement on or after age 48 and at least five years of recognized service, of which at least three years must be future credited service.

        Estimated annual benefits upon retirement at normal retirement age for each of the named executive officers is as follows:

Name	Normal Retirement Benefit
Liane Pelletier	$13,416
Kevin P. Hemenway	39,624
Kenneth L. Sprain	6,348
Leonard A. Steinberg	22,980
David C. Eisenberg	28,704
Charles E. Robinson	20,328
Wesley E. Carson	9,984

        We maintain a separate executive post retirement health benefit plan. We adopted the Alaska Communications Systems Executive Retiree Health Benefit Plan, or the ACS Health Plan, in November 2001 and amended it in October 2002. The ACS Health Plan covers a select group of management or highly compensated employees. To be eligible for selection to participate, an employee must complete ten years of service and be employed by us in the capacity of an executive officer for a minimum of 36 consecutive months immediately preceding retirement. The ACS Health Plan provides a graded subsidy for medical, dental, and vision coverage. The Compensation Committee of the Board of Directors decided to terminate the ACS Health Plan in January 2004. Mr. Robinson and Mr. Carson already qualified for benefits under the plan prior to its termination and will receive future benefits. The plan is closed to future participants. Estimated annual benefits upon retirement at normal retirement age for Mr. Robinson and Mr. Carson are $9,000 and $7,200, respectively.

        We also have the Alaska Communications Systems Retirement Plan, or the ACS Plan, a defined benefit plan which we sponsor and was created in 1999 to receive assets and liabilities for employees that participated in the CenturyTel Retirement Plan prior to our acquisition of CenturyTel's Alaska properties on May 14, 1999. Effective November 1, 2000, we granted an additional "special past service benefit" to eligible employees with qualifying past service, as defined in the ACS Plan document. All other retirement benefits, delivered in accordance with the ACS Plan provisions, are frozen as of May 14, 1999, and the ACS Plan does not accrue additional benefits on behalf of any of its participants. None of the current named executive officers participates in the ACS Plan. Mr. Carson is already receiving annual benefits under the ACS Plan of approximately $24,851.

Compensation of Directors

        We compensate our non-employee Directors for serving on the Board of Directors. In 2003, each non-employee Director received an annual retainer fee of $28,000 plus an additional $1,500 for each Board of Directors and/or committee meeting attended. Directors received their annual retainer and meeting fees entirely in cash, and had the option to elect to defer receipt of the cash fees.

        In 2004, each non-employee Director will receive an annual retainer fee of $30,000. Directors are required to receive not less than 50% of their annual retainer in the form of our stock, and may elect to receive up to 100% of their annual retainer in the form of stock. A Director may also choose to defer receipt of such stock. In addition, Directors will be paid $1,500 for each Board of Directors and/or committee meeting attended in person, except for audit committee meetings. The audit committee chair will be paid $3,000 and the other committee members will be paid $2,500 for each audit committee meeting attended in person. Directors will also be paid $750 for each Board of Directors and/or committee meeting attended by phone. The stock based compensation component of Directors' compensation is provided under the Alaska Communications Systems Group, Inc. 1999 Non-Employee Director Stock Compensation Plan.

Employment Contracts, Termination of Employment and Change in Control Arrangements

        We entered into employment agreements with Ms. Pelletier and Messrs. Hemenway, Sprain, Eisenberg Steinberg Wilson and Fisher. These arrangements are summarized below.

        Employment Agreement with Liane Pelletier.    We entered into an employment agreement with Liane Pelletier, as of September 14, 2003, pursuant to which Ms. Pelletier serves as our President and Chief Executive Officer beginning on October 6, 2003. Ms. Pelletier was also elected to our Board of Directors as well as to the Executive Committee of the Board beginning on October 6, 2003. Ms. Pelletier has served as the Chairman of the Board of Directors since January 1, 2004. The employment agreement expires on October 6, 2008.

        Ms. Pelletier will receive an annual base salary of $500,000. Ms. Pelletier will be eligible to receive a target annual bonus of $500,000 based on achieving 100% of targeted performance objectives. Subject to the terms of the applicable annual bonus plan, the actual bonus paid for any fiscal year will range from $200,000 to 200% of base salary based on the achievement of performance objectives determined by the Board (or a designated committee of the Board) in consultation with Ms. Pelletier for each fiscal year. Ms. Pelletier will have the option to receive up to 50% of her annual bonus in our stock based on the fair market value on the date of bonus determination. Ms. Pelletier's employment agreement also provides for other customary benefits including eligibility to participate in fringe benefit plans, paid vacation, life and disability insurance plans and expense reimbursement.

        Ms. Pelletier received a cash signing bonus of $500,000 and 200,000 shares of our stock. $350,000 of the cash signing bonus was paid on October 7, 2003 and the remaining $150,000 of the cash signing bonus was paid on January 1, 2004. Ms. Pelletier was granted 200,000 shares of our stock on October 6, 2003. We also reimbursed Ms. Pelletier $58,124 for all reasonable and documented relocation and moving expenses from Kansas City to the Anchorage area incurred in accordance with our executive relocation policy; and Ms. Pelletier will receive reasonable temporary housing costs until July 1, 2004. We will "gross up" the reimbursement to Ms. Pelletier for any tax liability incurred with respect to such reimbursement of relocation expenses.

        On October 6, 2003, Ms. Pelletier was granted an option to purchase 1,000,000 shares of our stock, with an exercise price equal to the fair market value of our stock on that date. The option has a term of 10 years, and vests 20% per year, or upon a change of control, if earlier. Except as provided below, vesting ceases and the term of unvested options lapse upon termination of employment for any reason.

        In the event we terminate Ms. Pelletier's employment for any reason other than a Board determination of cause or a termination for death or disability, or if Ms. Pelletier terminates her employment because of a constructive termination, Ms. Pelletier shall be entitled to receive the following severance benefits from us:

  (i)
  $1,000,000 if the termination occurs on or before December 31, 2004;

  (ii)
  $750,000 if the termination occurs after December 31, 2004 and on or before December 31, 2005; or

  (iii)
  $500,000 if the termination occurs after December 31, 2005 and on or before October 6, 2008.

        The severance amount would be paid to Ms. Pelletier in periodic installments equal to the periodic base salary payments Ms. Pelletier was otherwise receiving from us prior to the termination until the full severance amount is paid. In addition, Ms. Pelletier would

  •
  receive any unpaid bonus from the previously completed fiscal year, payable when bonuses are paid to our other senior executives for such fiscal year;

  •
  receive a pro rata bonus (of the amount actually earned) for the year of termination, payable when bonuses are paid to our other senior executives for such year;

  •
  become fully vested in the next 200,000 unvested option shares;

  •
  receive COBRA health insurance coverage reimbursed for herself and her eligible dependents for the 18 month period following such termination; and

  •
  be fully reimbursed (including any tax gross-up) for the costs of relocation back to the continental United States if such relocation takes place within 12 months of the date of termination.

        Employment Agreement with David C. Eisenberg.    We entered into an employment agreement with David C. Eisenberg, effective October 31, 2003, pursuant to which Mr. Eisenberg serves as Senior Vice President, Corporate Strategy and Development for us for a five-year period, which will be extended automatically for successive additional one-year periods unless either we or Mr. Eisenberg gives no less than 90 days written notice of an intention not to extend the term. Mr. Eisenberg will receive an annual base salary of $250,000 during the first year of the employment period, subject to annual review in each year of the employment period thereafter. Mr. Eisenberg's annual base salary may be increased in years following the first year of employment but may not be decreased. In addition, Mr. Eisenberg will be eligible to receive an annual bonus equal to 100% of his annual base salary based on the attainment of appropriate business targets for each fiscal year, with appropriate adjustments in the event that we exceed or do not attain the business targets. Mr. Eisenberg's employment agreement also provides for other customary benefits including eligibility to participate in fringe benefit plans, paid vacation, life and disability insurance plans and expense reimbursement.

        Mr. Eisenberg received a hiring bonus of $100,000. In the event Mr. Eisenberg voluntarily terminates his employment with us within his first year of employment, he will be required to repay a pro-rated amount of the hiring bonus. Mr. Eisenberg received an option to purchase 200,000 shares of our stock with an exercise price equal to the fair market value of our stock on the commencement date of his employment. The option has a term of 10 years, and vests 20% per year for the five-year period starting with the commencement of his employment with us, or upon a change in control, if earlier. Except as provided below, vesting ceases and the term of unvested options lapse upon termination of employment for any reason.

        Under Mr. Eisenberg's employment agreement, if Mr. Eisenberg's employment were to be terminated by Mr. Eisenberg because of a constructive termination or following a change in control, or by us without cause, or if we decided at any time not to extend the term of his employment agreement, we would be obligated to pay Mr. Eisenberg a lump sum cash payment in an amount equal to the sum of:

  •
  Mr. Eisenberg's annual base salary, as then in effect, plus

  •
  Mr. Eisenberg's target annual bonus amount, as well as reimbursement for the cost of continuing health insurance coverage under COBRA for 18 months.

        We would also be obligated to provide reimbursement for the cost of personal travel for Mr. Eisenberg, his spouse and dependent family members and transport of household belongings to a maximum of $50,000, if Mr. Eisenberg or, in the event of his death, his spouse or dependent family members, elect to relocate to the continental United States within three months of such termination.

        Other Employment Agreements.    We entered into employment agreements with Kevin P. Hemenway, Senior Vice President, Corporate Projects and Leonard A. Steinberg, Vice President, General Counsel and Corporate Secretary, effective May 3, 2001. Mr. Steinberg's employment agreement was subsequently amended on February 1, 2004. We entered into an employment agreement with Kenneth L. Sprain, Senior Vice President, Operations, effective May 12, 2003, which was subsequently amended on February 1, 2004. We entered into an employment agreement with Sheldon Fisher, Senior Vice President, Sales and Product Marketing on January 23, 2004 and with David Wilson, Senior Vice President and Chief Financial Officer on February 18, 2004. The employment agreements for Messrs. Wilson and Fisher are similar to Mr. Eisenberg's agreement. The respective agreements provide for an annual base salary of $250,000 for each of Messrs. Wilson and Fisher, target annual bonuses of 100% of base salary and the grant of 250,000 stock options for Mr. Wilson and 200,000 stock options for Mr. Fisher. Mr. Fisher received a $100,000 hiring bonus and Mr. Wilson received a $75,000 hiring bonus. Mr. Fisher must return a pro-rata portion of the bonus if he voluntarily terminates employment within the first year of his employment and Mr. Wilson will receive his hiring bonus on June 30, 2004, provided that he remains employed with us on that date. The employment agreements for Messrs. Hemenway, Steinberg and Sprain are similar to Mr. Eisenberg's employment agreement, except that these agreements have two-year terms, do not provide for the grant of stock options, a hiring bonus or the post-termination relocation provision in Mr. Eisenberg's agreement. Under the respective agreements, Mr. Hemenway has an annual base salary of $175,000 with a target annual bonus of 50% of base salary, Mr. Sprain has an annual base salary of $180,000 with a target annual bonus of 100% of salary and Mr. Steinberg has as annual base salary of $175,000 with a target annual bonus of 100% of base salary.

        Retirement Agreement with Charles E. Robinson.    Under the retirement agreement by and between Alaska Communications Systems Group, Inc. and Charles E. Robinson, dated as of September 14, 2003, Mr. Robinson retired as our President and Chief Executive Officer on October 6, 2003. Mr. Robinson remained on our Board of Directors as Chairman of the Board of Directors until December 31, 2003, at which time he ceased to be a member of our Board and the board of any of our affiliates. Under the retirement agreement, Mr. Robinson received or is eligible to receive the following benefits:

  •
  Continued base salary through December 31, 2003;

  •
  A lump sum amount equal to $1,000,000 on October 6, 2003;

  •
  A 2003 annual bonus (as determined by the Board of Directors) when the 2003 annual bonuses are paid to our other senior executives, in an amount not less than $250,000;

  •
  An additional bonus payment of $250,000 tied to successful disentanglement from the State of Alaska contract;

  •
  Reimbursement for the cost of continuing health insurance coverage under COBRA for the 18 month period following October 6, 2003; and

  •
  In the event Mr. Robinson's relocates to the continental United States during the 12 months following December 31, 2003, Mr. Robinson shall be entitled to receive relocation benefits in accordance with the executive relocation benefits policy.

        In addition, we repurchased 266,788 shares of our common stock at a repurchase price per share equal to $4.73, the highest average closing price of our common stock during any 5-consecutive day trading period in January 2004. Mr. Robinson will deliver such shares to us in 2004, and we will make the repurchase payments totaling $1,261,907 to him in four equal quarterly installments commencing on March 31, 2004.

Compensation and Personnel Committee Interlocks and Insider Participation

        As described below, the members of the Compensation and Personnel Committee of the Board of Directors determined the compensation for our executive officers. The members of the Compensation and Personnel Committee in 2003 were Mr. Charles E. Robinson and Mr. W. Dexter Paine, III. Since January 2004, the members of the Compensation and Personnel Committee have been Mr. W. Dexter Paine, III, Mr. Brian Rogers, and Mr. John Egan. Mr. Robinson was the only member of the Compensation and Personnel Committee who was an officer of ours. Mr. Paine is the President of Fox Paine & Company, LLC. Fox Paine & Company, LLC receives an annual management fee in the amount of 1% of our net income before interest expense, income taxes and depreciation and amortization, calculated without regard to the fee. This fee for 2003, 2002 and 2001 was $947,273, $1,299,808 and $1,299,606 respectively. The fee is paid not later than March 31 of the year following the year for which it was earned. The Board of Directors has also approved the payment of a fee equal to 1% of the gross proceeds generated from the sale of our directories business, plus expenses in connection with such transaction, including the reimbursement by us of a $250,000 consulting fee and transaction bonus paid to Mr. Robinson. We paid Fox Paine & Company a fee of $2,095,000 on May 8, 2003. The Board of Directors also approved the payment of a fee equal to 1% of the gross proceeds generated from the refinancing of our debt. We paid Fox Paine & Company $3,759,703 on August 28, 2003. Mr. Robinson also received certain payments from us as set forth above related to his retirement agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        For additional information, see also "Special Factors—Interests of Certain Persons."

        Fox Paine & Company, LLC receives an annual management fee in the amount of 1% of our net income before interest expense, income taxes and depreciation and amortization, calculated without regard to the fee. This fee for 2001, 2002 and 2003 was $1,299,606, $1,299,808 and $947,273, respectively. The management fee expense for the three months ended March 31, 2004 was $219,940. The fee is paid not later than March 31 of the year following that for which it was earned. We have agreed to pay Fox Paine a transaction advisory fee equal to $                      million in connection with their advice and assistance in structuring and effecting the Transactions and to terminate our management services agreement with Fox Paine. As a result, after completion of the offerings and reclassification, we will no longer pay this management fee.

        The members of our Board of Directors that are not affiliated with Fox Paine have approved our payment to Fox Paine of the transaction advisory fee referred to above and our entry into the registration rights agreement with Fox Paine. See "—Registration Rights." In addition, the Board of Directors has received an opinion of its financial advisor, Houlihan Lokey, that the proposed transaction advisory fee for services provided in connection with the Transactions and the termination of our management services agreement with Fox Paine to be paid to Fox Paine is fair, from a financial point of view, to the holders of our common stock (other than Fox Paine).

        Messrs. Saul A. Fox and W. Dexter Paine, III are co-founders, Chief Executive Officer and President, respectively, and Mr. Wray T. Thorn is a director of, Fox Paine. Each of Messrs. Fox, Paine and Thorn are members of our Board of Directors.

        Our Board of Directors has also approved the payment to Fox Paine of a fee equal to 1% of the gross proceeds generated from the sale of our Directories Business, plus expenses in connection with such transaction, including the reimbursement by us of the $250,000 consulting fee and transaction bonus to be paid to Mr. Robinson under the agreement described below. We paid Fox Paine $2,095,000 on May 8, 2003.

        Fox Paine entered into a consulting agreement with Mr. Robinson for services rendered for our benefit related to the sale of our Directories Business. Under this agreement, Mr. Robinson received a lump-sum consulting fee and transaction bonus of $250,000 in May 2003. As described above, Fox Paine was reimbursed for this expense.

        Our Board of Directors approved the payment of a fee to Fox Paine equal to 1% of the funded capital raised through the ACSH senior notes offering and the closing of our existing credit facilities, plus expenses in connection with such transactions. On August 28, 2003, we paid to Fox Paine $3,759,703 for this fee, excluding expenses.

        On April 17, 2001, we made an interest bearing loan to Mr. Carson totaling $328,000 to facilitate payment by Mr. Carson of taxes on the income deemed received in connection with the exercise of options by Mr. Carson. The note evidencing the loan bore interest at the Mid-Term Applicable Federal Rate and was due on April 15, 2005. The note was secured by a pledge of 100,000 shares of our stock held in Mr. Carson's name. The largest aggregate amount outstanding during 2003 was $237,983. Pursuant to Mr. Carson's employment agreement, the indebtedness was subject to forgiveness over a three-year period or in the event of termination of the employment agreement for specified reasons. Mr. Carson waived certain rights under his employment agreement upon completing the sale of our Directories Business, for which he received a fee of $840,000. Included in these waived rights, valued in total at approximately $700,000, Mr. Carson waived the forgiveness terms of this indebtedness that would have occurred during 2003 and 2004. On May 8, 2003, Mr. Carson paid off the note balance of $237,983 in cash, including accrued interest.

        During 2003, we spun off our Directories Business to ACS Media, LLC and subsequently sold 99.9% of our interest in ACS Media LLC to the public through a Canadian income fund. As part of that transaction, we entered into several long-term contracts with ACS Media LLC, including a 50-year publishing agreement, a 50-year license agreement, a 45-year non-compete agreement and a 10-year billing and collection agreement. At March 31, 2004, we had recorded in accounts payable-affiliates $2,697,805 due to ACS Media, LLC under these contracts, primarily under the billing and collection agreement. We have a right to minority representation of one manager of the permitted nine managers of ACS Media LLC so long as our long-term contracts with ACS Media LLC are in effect. Currently, Wray T. Thorn, a director of ours and an employee of Fox Paine, our majority shareholder, is a manager of ACS Media LLC.

        On September 14, 2003, we entered into an agreement with Mr. Robinson to reacquire 266,788 shares of our stock owned Mr. Robinson in January 2004 at a purchase price per share equal to the highest average closing price of a share of our stock during any consecutive five-day trading period in January 2004. Mr. Robinson will deliver the shares to us in 2004, and we will make the repurchase payments totaling $1,261,907 to Mr. Robinson in four equal quarterly installments commencing on March 31, 2004. As of March 31, 2004, $946,430 was included in Accounts payable—affiliates on our consolidated balance sheets. Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the obligation was initially measured at fair value. As of March 31, 2004, we have classified the 266,788 shares as shares subject to mandatory redemption within stockholders' equity on our consolidated balance sheets.

        On September 19, 2003, Fox Paine entered into a consulting agreement with Mr. Robinson. The consulting term will begin on January 1, 2004 and continue for one year, after which either party may terminate the arrangement. During the consulting term, Mr. Robinson will advise Fox Paine on and evaluate potential opportunities in the telecommunications industry, and Fox Paine will pay the former officer a monthly fee of $20,000 for these services.

PRINCIPAL STOCKHOLDERS

        The following table provides information regarding beneficial ownership of our outstanding common stock as of May 21, 2004 and the beneficial ownership of our common stock following the Transactions by:

  •
  each person known by us to be the beneficial owners of more than 5% of the outstanding shares of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Each person has sole voting and investment power with respect to the shares indicated except as otherwise stated in the footnotes to the table.

	Beneficial Ownership Prior to the Transactions		Beneficial Ownership After the Transactions(8)				Beneficial Ownership of Voting Stock After the Transactions(8)(9)
			Class A		Class B
Name and Address of Beneficial Owners
	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Fox Paine Capital, LLC c/o Fox Paine & Company, LLC 950 Tower Lane, Suite 501 Foster City, CA 94404	19,498,879(1)	65.86%
Fox Paine & Company, LLC 950 Tower Lane, Suite 501 Foster City, CA 94404	16,492,802(1)	55.70%
Fox Paine Capital Fund, L.P. c/o Fox Paine & Company, LLC 950 Tower Lane, Suite 501 Foster City, CA 94404	16,251,658(1)	54.89%
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	2,489,112(2)	8.41%
Franklin Advisers, Inc. One Franklin Parkway San Mateo, CA 94403	2,402,900(2)	8.12%
Cook Inlet Region, Inc. 2525 C Street, Suite 500 Anchorage, AK 99503	1,624,907	5.49%

	Beneficial Ownership Prior to the Transactions			Beneficial Ownership After the Transactions(8)				Beneficial Ownership of Voting Stock After the Transactions(8)(9)
				Class A		Class B
Name and Address of Beneficial Owners
	Number		Percentage	Number	Percentage	Number	Percentage	Percentage
Directors:
Liane Pelletier	200,000		*
Saul A. Fox	19,618,077	(3)	66.26%
W. Dexter Paine, III	19,619,861	(3)	66.22%
Wray T. Thorn	19,622,833	(3)	66.22%
Byron I. Mallott	12,116		*
Brian Rogers	15,432		*
Charles P. Sitkin	782		*
John M. Egan	782		*
Patrick Pichette	714		*
Non-Director Executive Officers:
Kevin P. Hemenway(4)	157,166		*
Kenneth L. Sprain	1,167		*
David C. Eisenberg	—		*
Leonard A. Steinberg(5)	53,470		*
Sheldon Fisher	—		*
David Wilson	—		*
Charles E. Robinson(6)(7)	1,577,318		5.11%
All directors and executive officers as a group (15 persons)	21,683,945	(3)	69.71%

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Fox Paine Capital, LLC is General Partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P., and the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment IV, LLC, and ALEC Coinvestment Fund V, LLC, and possesses voting and investment power over all shares held by each of these entities. Fox Paine & Company, LLC is the manager of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. Fox Paine & Company, LLC is not the record owner of any shares of our common stock.

(2)
Franklin Advisers, Inc. and Franklin Private Client Group, Inc. are investment advisory subsidiaries of Franklin Resources, Inc. Franklin Resources, Inc. is not the record owner of any shares of our common stock and does not possess power to vote or dispose of any shares of our common stock. Amounts listed are as of December 31, 2003.

(3)
Mr. Fox and Mr. Paine are members of Fox Paine Capital, LLC and share voting power of Fox Paine Capital, LLC. Mr. Thorn is a Director of Fox Paine Capital, LLC. In addition, Mr. Fox and Mr. Paine are the managing members of Bucks Capital, LLC and Mr. Thorn is a member of Bucks Capital, LLC. Bucks Capital, LLC is an investment vehicle created for the purposes of allowing selected members of Fox Paine & Company, LLC to invest primarily in selected portfolio companies in which investment funds managed by Fox Paine & Company, LLC invest. None of the shares shown as beneficially owned by Mr. Fox, Mr. Paine and Mr. Thorn are owned of record by these individuals. Mr. Fox, Mr. Paine and Mr. Thorn each disclaim beneficial ownership of the shares owned by Bucks Capital, LLC or the entities of which Fox Paine Capital, LLC is General Partner or Managing Member, except to the extent of their respective pecuniary interest therein.

(4)
Mr. Hemenway owns 20,999 shares and can acquire 113,834 shares within 60 days.

(5)
Mr. Steinberg owns 1,985 shares and can acquire 34,028 shares within 60 days.

(6)
Mr. Robinson retired as Chairman of our Board of Directors on December 31, 2003. On October 6, 2003, Mr. Robinson retired as our Chief Executive Officer.

(7)
Mr. Robinson owns 329,262 shares and can acquire 1,248,056 shares within 60 days.

(8)
Amounts of Class A common stock and Class B common stock reflect the occurrence of the automatic exchange of the shares of Class B common stock received for IDSs in the reclassification for IDSs, assuming that the underwriters do not exercise their overallotment option and that all shares of Class B common stock in excess of 10% of the total value of our equity capitalization are exchanged into IDSs on the 12th day after the completion of the reclassification. See "The Reclassification" for a description of the reclassification.

(9)
Shares of Class A common stock and Class B common stock are each entitled to one vote per share.

Certain Information Concerning Fox Paine & Company, LLC

        Fox Paine & Company, LLC

Fox Paine & Company, LLC
950 Tower Lane, Suite 501
Foster City, CA 94404
Telephone: (650) 235-2075

        Fox Paine & Company, LLC, a Delaware limited liability company with its principal place of business in Foster City, California, manages investment funds in excess of $1.5 billion that provide equity capital for (1) management buyouts, (2) going-private transactions, and (3) company expansion and growth programs, which we refer to collectively as MBOs. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co., and includes other professionals with significant experience in MBOs, private and public equity, corporate finance, business and tax law, commercial and investment banking, and mergers and acquisitions. Investment funds managed by Fox Paine invested approximately $100 million in us in May 1999.

        Fox Paine Capital, LLC is General Partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P., and the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment IV, LLC, and ALEC Coinvestment Fund V. LLC, and possesses voting and investment power over all shares held by each of these entities, Fox Paine & Company, LLC is not the record owner of any shares of our common stock.

  Saul A. Fox

        Saul A. Fox was a co-founder of Fox Paine & Company, LLC and has served as Chief Executive Officer since its inception in 1997. Mr. Fox has been a Director of ours since 1999 and since September 2003, he has served as a director of United National Group, Ltd.

  W. Dexter Paine, III

        W. Dexter Paine, III was a co-founder of Fox Paine & Company, LLC and has served as its President since its inception in 1997. Mr. Paine has been a Director of ours since 1999. He has served as the Chairman of the Board of Directors of WJ Communications, Inc. since January 2000 and a director of United National Group, Ltd. since September 2003.

        Neither Fox Paine & Company, LLC nor the individuals named above have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor were any of such entities or individuals a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the entity or person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Each of the individuals named above is a citizen of the United States of America.

        The current principal address for each of the individuals named above is:

        c/o Fox Paine & Company, LLC
950 Tower Lane, Suite 501
Foster City, CA 94404
Telephone: (650) 235-2075.

  Stockholders' Agreement

        May 14, 1999, we entered into a stockholders' agreement by and among Fox Paine Capital Fund, L.P., FPC Investors, L.P., ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment Fund IV, LLC, ALEC Coinvestment Fund V, LLC, ALEC Coinvestment Fund VI, LLC, DLJ Investment Partners, L.P., DLJ Investment Funding, Inc., DLJ ESC II, L.P., Chamer Corporation, Charles E. Robinson, James H. Huesgen, Michael E. Holmstrom, Wayne P. Graham and Wesley E. Carson, with such agreement being subsequently amended on July 6, 1999 and November 16, 1999 to, among other things, add Cook Inlet Region, Inc. and Donn Wonnell as parties. The stockholders' agreement, as amended, provides for certain registration rights (including drag-along, tag-along, piggyback and demand rights) under certain circumstances. Additionally, the stockholders' agreement, as amended, includes general restrictions on the ability of our stockholders to transfer their shares of the existing common stock, provides the parties with put and call rights. Also, each of the parties to the agreement has agreed at all times during the term of the stockholders' agreement, not to act as a member of a group or in concert with others in connection with the acquisition, disposition or voting of shares of our existing common stock in any manner inconsistent with the stockholders' agreement.

        The agreement terminates if Fox Paine Capital Fund and its affiliates own less than 20% of the fully diluted shares of our common stock then outstanding, or if a recapitalization, reorganization, or other specified corporate event occurs and the parties to the agreement and their permitted transferees own less than a majority of the outstanding voting power of the surviving entity. Upon closing of the IDS offering and the other Transactions, we expect that Fox Paine and its affiliates will own less than 20% of the fully diluted shares of our existing common stock then outstanding and, pursuant to the terms of the agreement, the rights of, obligations of and restrictions on the parties to the agreement shall terminate.

DESCRIPTION OF OTHER INDEBTEDNESS

New Revolving Credit Facility

        Concurrently with the closing of the offerings and the reclassification, ACSH will enter into a new senior revolving credit facility with various financial institutions. ACSH has received commitments from JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc.; CIBC World Markets Corp.; Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc.; Bank of America N.A., an affiliate of Banc of America Securities LLC, and Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation; to provide a $50 million senior secured credit facility on specified terms and conditions. This new revolving credit facility is expected to make $50.0 million available to us on a revolving basis for five years. The following is a summary description of the material contemplated terms of the new revolving credit facility and is subject to and qualified in its entirety by reference to the new revolving credit facility, which has been filed as an exhibit to the registration statement of which this information statement/prospectus is a part.

        Security; Guarantees.    Obligations under the new revolving credit facility will be unconditionally and irrevocably guaranteed, jointly and severally, by us and by each of our other existing and subsequently acquired or organized domestic subsidiaries, other than ACS Media Holdings LLC. In addition, the new revolving credit facility and the related guarantees will be secured by collateral that includes substantially all of our assets, and the assets of our domestic subsidiaries, other than ACS Media Holdings LLC, including a first-priority pledge:

  •
  by us of all of our capital stock in ACSH;

  •
  to the extent not prohibited by law or any existing contract, by ACSH of the capital stock of companies in which it holds a minority stake;

  •
  by ACSH of all of the capital stock of all its domestic subsidiaries and, under limited circumstances, some of its foreign subsidiaries, which pledge, in the case of any foreign subsidiary, will, except in limited circumstances, be limited to 65% of the capital stock of the foreign subsidiary; and

  •
  of, and mortgage on, substantially all of the tangible and intangible assets of us, ACSH and the other guarantors, including accounts receivable, documents, inventory, equipment, intellectual property, investment property, general intangibles, real property, cash and cash accounts, and proceeds of the foregoing, in each case subject to limited exceptions.

        Our new revolving credit facility will provide for the release of guarantees under limited circumstances.

        Availability.    The availability of our new revolving credit facility will be subject to various conditions precedent typical of bank loans including, among other things, the absence of any material adverse change in our business. Amounts repaid under our new revolving credit facility are available for reborrowing on a revolving basis, subject to the terms of such facility. Proceeds from borrowings (other than swing line borrowings) under the new revolving credit facility will be available for general corporate purposes, including to fund dividend payments on the IDSs; provided, that, after giving pro forma effect to each such dividend payment, at least $10 million remains available to be drawn under the new revolving credit facility.

        Interest and Maturity.    It is expected that our new revolving credit facility will be a five-year facility, and any outstanding balances incurred thereunder would bear interest at an annual rate equal to, at ACSH's option, an adjusted London interbank offer rate, or LIBOR, plus 3.00% or an alternative base rate, plus a 2.00% margin.

        Amounts under the new revolving credit facility not paid when due will bear interest at a default rate equal to 2.00% above the otherwise applicable rate.

        Prepayments.    Our new revolving credit facility will permit us to prepay loans and to permanently reduce revolving credit commitments, in whole or in part, at any time in a minimum principal amount to be agreed upon.

        Fees.    We will be required to pay the lenders, on a quarterly basis, a commitment fee equal to 0.50% annually on the undrawn portion of the unused commitments. We will also be required to pay:

  •
  on a quarterly basis, a letter of credit fee on the face amount of all outstanding letters of credit equal to the applicable margin then in effect for adjusted LIBOR loans under the revolving credit facility;

  •
  on a quarterly basis, a fronting fee in an amount to be agreed to on each letter of credit to the issuing bank;

  •
  standard fees of the issuing bank with respect to issuance, amendment, renewal, or extension of any letters of credit; and

  •
  administrative agent fees.

        Limitations on Distributions.    The revolving credit facility is expected to prohibit ACSH from making any distribution to us:

  •
  if a default or event of default under the new revolving credit facility has occurred and is continuing, after giving pro forma effect to such distribution, or

  •
  if ACSH does not have at least $10 million undrawn under the new revolving credit facility, after giving pro forma effect to such distribution;

provided, however, that ACSH will not be prohibited from making any distribution to us if there are no outstanding loans and no letters of credit issued under the new revolving credit facility, other than letters of credit that are fully cash collateralized, after giving pro forma effect to such distribution.

        Covenants; Events of Default.    The new revolving credit facility will contain customary covenants that, among other things, will restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into sale-and-leaseback transactions, make acquisitions, engage in mergers or consolidations, change our business, make capital expenditures, engage in transactions with affiliates, or make investments, loans or advances. The new revolving credit facility will require us to comply with a minimum interest-coverage ratio and a maximum total leverage ratio. The new revolving credit facility will contain customary events of default, including, without limitation, nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of security documents, change in control, failure of subordination and cancellation or termination of one or more of the operating licenses. An event of default under the new revolving credit facility would allow the lenders thereunder to accelerate the maturity of the indebtedness under the new revolving credit facility and would adversely affect the ability of the obligors to meet their obligations under the notes.

Existing Credit Facility

        We have an existing senior credit facility with various financial institutions, including affiliates of certain of the underwriters, with JPMorgan Chase Bank acting as administrative agent and collateral agent. This agreement provides for bank credit facilities consisting of a term loan facility of

$200.0 million and a revolving credit facility of $50.0 million. The full amount of the term loan facility was drawn in a single drawing simultaneously with the completion of the offering of the ACSH senior notes in August 2003. All amounts outstanding under the existing credit facility will be repaid with a portion of the proceeds of the offerings together with cash on hand. Our existing credit facility permits us to prepay loans and to permanently reduce revolving credit commitments, in whole or in part, at any time.

The 9 3/8% Senior Subordinated Notes Due 2009

        In May 1999, ACSH issued $150.0 million in aggregate principal amount of senior subordinated notes due 2009 in a private transaction not subject to the registration requirements of the Securities Act. Cash interest is payable on the outstanding principal amount of the ACSH senior subordinated notes at the annual rate of 9 3/8%. This interest has been payable on May 15th and November 15th of each year since November 15, 1999. In November of 1999, the holders of the ACSH senior subordinated notes exchanged them for registered notes in an exchange offer.

        The ACSH senior subordinated notes rank junior in right of payment to all of the current and future senior indebtedness of ACSH, rank equally in right of payment to all of its current and future senior subordinated indebtedness (including the guarantees of the notes), and rank senior in right of payment to all of its current and future subordinated indebtedness. As obligations of a holding company, the ACSH senior subordinated notes are effectively subordinated to all of the obligations of its subsidiaries.

        The ACSH senior subordinated notes are not redeemable until May 15, 2004. Thereafter, the ACSH senior subordinated notes will be redeemable at the option of ACSH for a price equal to 104.688% of the principal amount of such notes declining to 100% of the principal amount of such notes on or after May 15, 2007, in each case plus accrued and unpaid interest. Upon a change of control, as described in the indenture governing the ACSH senior subordinated notes, each holder will be able to require ACSH to repurchase that holder's senior subordinated notes at a price equal to 101% of the principal amount, subject to restrictions contained in our new revolving credit facility.

        The indenture contains various covenants that, among other things, limit:

  •
  the incurrence of indebtedness by ACSH;

  •
  the payment of restricted payments, including the payment of dividends on stock and purchases of stock;

  •
  the sale of ACSH's assets or stock in its subsidiaries;

  •
  transactions with affiliates;

  •
  mergers, consolidations, and sales of assets; and

  •
  the business activities in which ACSH may engage.

        The indenture also limits the extent to which ACSH may permit restrictions on the ability of its subsidiaries to pay dividends and make other distributions. Each of these limitations, however, is subject to qualifications set forth fully in the indenture.

        The indenture also contains events of default customary for obligations of this type, including:

  •
  a default in the payment of interest on the ACSH senior subordinated notes when due and payable;

  •
  the acceleration of debt in an amount in excess of $5.0 million; and

  •
  the rendering of any judgment for the payment of money in excess of $5.0 million against ACSH,

subject, in each case, to applicable grace periods.

        Payment of all amounts outstanding under the ACSH senior subordinated notes could be accelerated in the event of a default under the indenture governing them.

The 9 7/8% Senior Notes Due 2011

        In August, 2003, ACSH issued $182.0 million in aggregate principal amount of senior notes due 2011. Cash interest is payable on the outstanding principal amount of the senior notes at the annual rate of 9 7/8%. This interest has been payable on February 15th and August 15th of each year since August 26, 2003.

        The ACSH senior notes rank equal in right of payment to all of the current and future senior indebtedness of ACSH, and rank senior in right of payment to all of its current and future subordinated indebtedness. As obligations of a holding company, the senior notes are effectively subordinated to all of the obligations of the subsidiaries of ACSH that are not guarantors.

        ACSH may redeem up to 35% of the ACSH senior notes using the proceed of equity offerings at a price equal to 109.875% of the principal amount of such notes on one or more occasions prior to August 15, 2006. The ACSH senior notes are not otherwise redeemable until August 15, 2007. Thereafter, the senior notes will be redeemable at the option of ACSH for a price equal to 104.938% of the principal amount of the notes declining to 100% of the principal amount of the notes on or after August 15, 2010, in each case plus accrued and unpaid interest. Upon a change of control, as described in the indenture governing the ACSH senior notes, each holder will be able to require ACSH to offer to redeem that holder's senior notes at a price equal to 101% of the principal amount, subject to restrictions contained in our new bank credit facilities.

        The indenture contains various covenants that, among other things, limit:

  •
  the incurrence of indebtedness by ACSH;

  •
  the payment of restricted payments, including the payment of dividends on stock and purchases of stock;

  •
  the sale of ACSH's assets or stock of its subsidiaries;

  •
  transactions with affiliates;

  •
  mergers, consolidations, and sales of assets; and

  •
  the business activities in which ACSH may engage.

        The indenture also limits the extent to which we may permit restrictions on the ability of the subsidiaries of ACSH to pay dividends and make other distributions. Each of these limitations, however, is subject to qualifications set forth fully in the indenture.

        The indenture also contains events of default customary for obligations of this type, including:

  •
  a default in the payment of interest on the ACSH senior notes when due and payable;

  •
  the acceleration of debt in an amount in excess of $5.0 million; and

  •
  the rendering of any judgment for the payment of money in excess of $5.0 million against ACSH,

subject, in each case, to applicable grace periods.

        Payment of all amounts outstanding under the ACSH senior notes could be accelerated in the event of a default under the indenture governing them.

Discount Debentures Due 2011

        On May 14, 1999, we issued $46.9 million in aggregate principal amount of senior discount debentures due 2011 and 828,261 warrants. As of March 31, 2004, approximately $17.3 million in aggregate principal amount of the debentures remained outstanding. The discount debentures are redeemable beginning May 15, 2004 at our option at 106 1/2% of the principal amount declining to 100% of the principal amount on or after May 15, 2009, in each case plus accrued and unpaid interest. The principal amount outstanding, including accrued and unpaid interest, will be repaid through a redemption we expect to complete on June 14, 2004.

Interest Rate Swap Arrangements

        Concurrently with the closing of this offering, we will enter into interest rate swap arrangements. These arrangements will provide for payments to us from our counterparties, but will not require us to make any additional payments to our counterparties. The interest rate swap arrangements will generate fixed payments totaling $           million annually until December 31, 2008, which we intend to use to satisfy a portion of the interest payment obligations on the 9 7/8% senior notes due 2011 issued by ACSH and the 9 3/8% senior subordinated notes due 2009 issued by ACSH, which we refer to as the ACSH notes. The fixed swap payments under the interest rate swap arrangements will be received by us on identical dates to the interest payment dates on the ACSH notes. We will be required to pay $           million upon closing of the Transactions in consideration for entering into the interest rate swap arrangements. This amount represents the present value of the payments under the interest rate swap arrangements. We believe that this amount is reasonably consistent with the cost we would have incurred to refinance and tender for or call, as the case may be, the ACSH notes.

        Prior to the offering, we considered refinancing the ACSH notes with a new senior credit facility. In considering this potential refinancing, we obtained indicative rates and terms from financial institutions with respect to an approximately $350 million senior secured credit facility. Entering into such a new senior secured credit facility would have required us to refinance the senior unsecured and senior subordinated notes. As a result, we decided to enter into the interest rate swap arrangements rather than redeem or repurchase the ACSH notes in order to avoid the substantial costs associated with redeeming or repurchasing the ACSH notes at a premium and to save the time, effort and arrangement costs necessary to raise a new senior secured facility. We believe the interest rate swap arrangements together with the interest payments on the notes create the economic equivalent of paying a fixed market rate of interest that we would have obtained had we refinanced the ACSH notes with a new senior secured credit facility with a five-year term, although the interest rate swap arrangements will be accounted for as notes receivable under generally accepted accounting principles in the United States. A third party to be mutually agreed between us, CIBC and JPMorgan will confirm the fairness of this fixed market rate on the date of the offering. In addition, we will have no exposure to interest rate movements since the interest rate swap arrangements will provide for fixed payments to us from CIBC and JPMorgan. Both of these financial institutions have credit ratings of A or better. We will not have any obligation to make additional payments to these counterparties.

        We also expect that retaining the ACSH notes while entering into the interest rate swap arrangements will be more beneficial to us than entering into a new credit agreement because the incurrence covenants included in the ACSH notes indentures provide us with significantly greater covenant flexibility than we would expect would be contained in a new senior credit agreement with typical maintenance covenants. This approach has also allowed us to avoid any capital markets risk associated with raising a new senior credit facility.

DESCRIPTION OF THE IDSs

General

        Each IDS initially represents:

  •
  one share of our Class A common stock; and

  •
  $            aggregate principal amount of our senior subordinated notes due 2019.

        The ratio of Class A common stock to principal amount of notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our Class A common stock. For example, if we elect to effect a two-for-one stock split, from and after the effective date of the stock split, each IDS will represent two shares of Class A common stock and the same principal amount of notes as it previously represented. Likewise, if we effect a recombination or reclassification of our Class A common stock, each IDS will thereafter represent the appropriate number of shares of Class A common stock on a recombined or reclassified basis, as applicable, and the same principal amount of notes as it previously represented. Immediately following the occurrence of any such event, we will file with the SEC a Current Report on Form 8-K, or any other applicable form, disclosing the changes in the ratio of Class A common stock to principal amount of notes as a result of such event.

        The ratio of Class A common stock to principal amount of notes represented by an IDS is also subject to change in the event we exercise our right to redeem notes. See "Description of Notes—Optional Redemption."

        Holders of IDSs are the beneficial owners of the Class A common stock and notes represented by such IDSs and, through their broker or other financial institution and DTC, will have exactly the same rights, privileges and preferences, including voting rights, rights to receive distributions, rights and preferences in the event of a default under the indenture governing the notes, ranking upon bankruptcy and rights to receive communications and notices as a beneficial owner of separately held Class A common stock and notes, as applicable, would have through its broker or other financial institution and DTC.

        The IDSs will be available in book-entry form only. As discussed below under "—Book Entry Settlement and Clearance," a nominee of DTC will be the sole registered holder of the IDSs. That means you will not be a registered holder of IDSs or be entitled to receive a certificate evidencing your IDSs. You must rely on the procedures used by your broker or other financial institution that will maintain your book-entry position to receive the benefits and exercise the rights of a holder of IDSs that are described below. We urge you to consult with your broker or financial institution to find out what those procedures are.

Voluntary Separation and Recombination

        Holders of IDSs, whether received in the reclassification or purchased in the IDS public offering or in subsequent offerings of IDSs, may separate their IDSs into the shares of our Class A common stock and notes represented thereby at any time after the earliest of (1) 45 days from the closing of the IDS public offering, (2) the commencement of a change of control repurchase offer or (3) the commencement of an asset sale repurchase offer, as described below under "Description of Notes—Change of Control." Such separation would be effected through their broker or other financial institution. Similarly, any holder of our Class A common stock and notes may, at any time, through his or her broker or other financial institution, combine the applicable number of shares of our Class A common stock and principal amount of notes to form IDSs. Any holder who has combined shares of our Class A common stock and notes to form IDSs may subsequently separate their IDSs back into shares of Class A common stock and notes in the same manner and at the same time as those holders of IDSs who purchased them in this offering or a subsequent offering. See "—Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IDSs and delivery of shares of Class A common stock and our notes will be effected.

        The shares of our Class A common stock will not be listed for separate trading on the            until the minimum listing criteria on the            are satisfied by our outstanding shares of Class A common stock no longer held in the form of IDSs for a period of 30 consecutive trading days. The minimum listing criteria on            requires             .

        In the event of a voluntary separation of IDSs into notes and Class A common stock or the recombination of notes and Class A common stock into IDSs, we do not expect that trading of the IDSs or the Class A common stock (in the event that the Class A common stock has been listed for separate trading) will be suspended as a result of the separation or recombination.

Automatic Separation

        Upon the occurrence of any of the following, the IDSs, whether purchased in this offering or those formed by holders of shares of our Class A common stock and notes, will be automatically separated into the shares of Class A common stock and notes represented thereby:

  •
  exercise by us of our right to redeem all of the notes, which may be represented by IDSs at the time of such redemption,

  •
  the date on which principal on the notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof,

  •
  the continuance (without cure or waiver) of a payment default on the notes for 90 days,

  •
  certain bankruptcy events relating to us, or

  •
  if DTC is unwilling or unable to continue as securities depository with respect to the IDSs or ceases to be a registered clearing agency under the Securities Exchange Act of 1934 and we are unable to find a successor depository.

        Following any such automatic separation, shares of Class A common stock and the notes may no longer be recombined to form IDSs.

        In the event of an automatic separation of IDSs into notes and shares of Class A common stock, no IDSs will exist following the separation and the trading of the IDSs will be suspended permanently. Assuming the shares of Class A common stock already have been listed for separate trading at the time of an automatic separation of IDSs, we do not expect trading of the Class A common stock will be suspended as a result of such automatic separation. If the Class A common stock has not already been listed for separate trading, no trading market for the shares of our Class A common stock will exist until the minimum listing criteria on the                        have been satisfied by our outstanding shares of Class A common stock no longer held in the form of IDSs for a period of 30 consecutive trading days.

Book Entry Settlement and Clearance

        DTC will act as securities depository for the IDSs, the notes and shares of Class A common stock represented by the IDSs, which we refer to collectively as the "securities." The notes and the shares of our Class A common stock represented by the IDSs will be represented by one or more global notes and global stock certificates. The global notes and global stock certificates will be issued in fully registered form in the name of DTC's nominee, Cede & Co.

        Except as described below, owners of interests in the global notes and global stock certificates will not have such notes or Class A common stock registered in their names, will not receive physical delivery of notes or common stock in certificated form, and will not be considered to be the registered owners or "holders" of the notes under the indenture for any purpose. Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, or dividends on a global note or global stock certificate registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture or the registered holder of the global stock certificate, as applicable. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. We will treat the persons in whose names the Class A common stock, including the global stock certificates, are registered as the owners of the Class A common stock for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any of our or the Trustee's agents has or will have any responsibility or liability for:

(1)
any aspect of DTC's records or any DTC participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes or global stock certificates or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes or global stock certificate; or

(2)
any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        Book Entry Procedures.    You must hold IDSs through the DTC system or through a DTC participant. The DTC participant that you hold IDSs through will receive a credit for the applicable security on DTC's records. The ownership interest of each actual holder of the applicable security, who we refer to as a "beneficial owner," is to be recorded on the DTC participant's records. Beneficial owners will not receive written confirmation from DTC of their holdings, but beneficial owners are expected to receive written confirmations providing details of their purchase and sale transactions, as well as periodic statements of their holdings, from the DTC participant through which the beneficial owner entered into such purchase and sale transactions.

        All interests in the securities will be subject to the operations and procedures of DTC. We provide the following summaries of those operations solely for your convenience. The operations and procedures of each settlement system may be changed at any time. We are not responsible for those procedures and operations.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York State Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the underwriters, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

        To facilitate subsequent transfers, all securities deposited by DTC participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC's records reflect only the identity of the DTC participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The DTC participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Transfers of ownership interests in the securities are to be accomplished by entries made on the books of DTC participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable security except in the event that use of the book-entry system for the securities is discontinued.

        Any voluntary or automatic separation of IDSs and any subsequent combination of IDSs from notes and Class A common stock, are to be accomplished by entries made by the DTC participants acting on behalf of beneficial owners. In any such case, the DTC participant's account through which a separation or recombination is effected, will be credited and debited for the applicable securities on DTC's records. We have been informed by DTC that the current fee per transaction per DTC participant account for any separation or recombination is $9.50. There may be certain transactional fees imposed upon you by brokers or other financial intermediaries in connection with separation or recombination of IDSs and you are urged to consult your broker regarding any such transactional fees.

        Following the automatic separation of the IDSs as a result of the redemption or maturity of any notes, shares of Class A common stock and notes may no longer be combined to form IDSs. Conveyance of notices and other communications by DTC to DTC participants, by direct DTC participants to indirect DTC participants, and by DTC participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

        We and the transfer agent and registrar for the IDSs will make any payments on the securities to DTC. DTC's practice is to credit DTC participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such DTC participant and not of DTC, us or the transfer agent and registrar for the IDSs, subject to any statutory or regulatory requirements as may be in effect from time to time.

        We or the transfer agent and registrar for the IDSs will be responsible for the payment of all amounts to DTC. DTC will be responsible for the disbursement of those payments to DTC participants, and the DTC participants will be responsible for disbursements of those payments to beneficial owners. We will remain responsible for any actions DTC and participants take in accordance with instructions we provide.

        DTC may discontinue providing its service as securities depository with respect to the IDSs, the shares of our Class A common stock or our notes at any time by giving reasonable notice to us or the transfer agent and registrar for the IDSs. If DTC discontinues providing its service as securities depository with respect to the IDSs and we are unable to obtain a successor securities depository, the IDSs will automatically separate and you will automatically take a position in the shares of our Class A common stock and notes represented by the IDS. If DTC discontinues providing its service as securities depository with respect to the shares of our Class A common stock or our notes and we are unable to obtain a successor securities depository, we will print and deliver, to the persons designated by the applicable DTC participant shown on the records of DTC, certificates for the securities subject to the discontinued service.

        Also, in case we decide to discontinue use of the system of book entry transfers through DTC (or a successor securities depository) we will print and deliver to you certificates for the common stock and notes you may own.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, including DTC.

        Except for actions taken by DTC in accordance with our instructions, neither we nor any trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

  •
  the accuracy of the records of DTC, its nominee, or any DTC participant, any ownership interest in the securities in DTC's records, or

  •
  any payments to, or the providing of notice to, DTC participants or beneficial owners.

  Procedures Relating to Subsequent Issuances.

        Subsequently issued IDSs or notes will have terms that are identical to those of the IDSs and notes, respectively, sold in this offering, except that:

  •
  if additional IDSs are issued 45 days or more from the closing of this offering, they will be immediately separable on a voluntary basis; and

  •
  if additional IDSs are issued less than 45 days from the closing of this offering, they will be separable on a voluntary basis on and after the same date the IDSs issued in this offering may separate.

        If we issue notes (whether or not in the form of IDSs) in the future and such notes are sold with original issue discount for U.S. federal income tax purposes or are issued subsequent to an automatic exchange of notes described below or if we otherwise determine that such notes need to have a new CUSIP number, holders of our notes outstanding prior to such issuance (whether held directly in book-entry form or held as part of IDSs) and purchasers of the newly issued notes will automatically exchange among themselves a portion of the notes they hold so that immediately following this automatic exchange, each holder will own a pro rata portion of the new notes and the old notes. DTC has advised us that the implementation of this automatic exchange may cause a delay in the settlement of up to 24 hours.

        Following any such additional issuance and exchange, each holder of the notes or the IDSs (as the case may be) will own an indivisible unit composed of the notes and additional notes of each issuance in the same proportion as each other holder, and the security registers for the IDSs and notes will be revised to reflect each such exchange without any further action of such holder. The aggregate principal amount of the notes owned by each holder will not change as a result of such exchange. Any additional notes will be guaranteed by the guarantors on the same basis as the notes. The automatic exchange of notes described above should not impair the rights any holder would otherwise have to assert a claim under applicable securities laws against us with respect to the full amount of notes purchased by such holder.

        Other than the potential tax and bankruptcy implications described below, we do not believe that the automatic exchange should affect the economics of your investment in our IDSs or notes. For a description of the tax and bankruptcy implications of original issue discount in connection with a subsequent issuance of notes, see "—The U.S. federal income tax considerations in connection with a subsequent issuance of IDSs or notes" and "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock—Subsequent issuances of notes may cause you to recognize original issue discount and may reduce your recovery in the event of bankruptcy."

Transfer Agent and Registrar for the IDSs

                      will be the transfer agent and registrar for the IDSs.

DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under the subheading "— Certain Definitions." For purposes of this section, the term "Issuer" refers only to Alaska Communications Systems Group, Inc. and its permitted successors in accordance with the terms of the indenture, and not to any of its subsidiaries and the term "ACSH" refers only to Alaska Communications Systems Holdings, Inc., our operating company, and its permitted successors in accordance with the terms of the indenture, and not to any of its subsidiaries. References in this section to the "Notes" refer to the      % Senior Subordinated Notes due 2019 issued by the Issuer, including such notes issued as part of IDSs or issued separately as part of the offerings, which notes are part of the same series under the same indenture.

        The Issuer will issue the Notes under an indenture among itself, the Guarantors and                  , as trustee. The terms of the Notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is only a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Notes. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. Certain capitalized terms used in this description but not defined below or under "— Certain Definitions" have the meanings assigned to them in the indenture.

        The indenture will provide for the issuance of an unlimited aggregate principal amount of additional Notes (the "Additional Notes") having identical terms and conditions to the Notes offered hereby, including the Guarantees, subject to compliance with the covenants contained in the indenture. Additional Notes will vote on all matters with the Notes offered hereby. The Additional Notes will be deemed to have the same accrued current period interest and defaults as the notes issued in this offering and will be deemed to be subject to the same number of Payment Blockage Periods as the Notes issued in this offering.

        The Notes will be initially issued in an aggregate principal amount of $                  . We will also issue $                  aggregate principal amount of Notes within 12 days after the closing of this offering, either as a result of the underwriters' exercise of their overallotment option or as a result of our issuance of IDSs in exchange for a portion of our outstanding Class B Common Stock. The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

        The Notes will be issued in fully registered form, without coupons.

Overview of the Notes and the Guarantees

The Notes:

  •
  will be general unsecured obligations of the Issuer;

  •
  will be subordinated in right of payment to all existing and future Senior Debt of the Issuer;

  •
  will rank equally in right of payment with all existing and future senior subordinated Indebtedness and trade payables of the Issuer;

  •
  will be senior in right of payment to all existing and future Subordinated Obligations of the Issuer;

  •
  will be effectively subordinated to all secured Indebtedness of the Issuer and its Subsidiaries to the extent of the value of the assets securing such Indebtedness;

  •
  will be effectively subordinated to all liabilities (including trade payables) and Preferred Stock of each Subsidiary of the Issuer that is not a Guarantor; and

  •
  will be guaranteed by the Guarantors, as described under "— Guarantees."

        Assuming this offering and the related transactions and the redemption of the Issuer's Senior discount debentures (expected to be completed on June 14, 2004) had been completed as of March 31, 2004, the Issuer, together with its consolidated subsidiaries that are guarantors, would have had approximately $189.7 million of Senior Debt, of which $182.0 million would have consisted of indebtedness under ACSH's 9 7/8% senior notes due 2011, and the Subsidiary of the Issuer that is not a Guarantor would have had neither indebtedness nor other liabilities.

The Guarantees

        The Notes will be guaranteed by each of the Domestic Subsidiaries of the Issuer, other than Unrestricted Subsidiaries. Each Guarantee:

  •
  will be general unsecured obligations of the applicable Guarantor;

  •
  will be subordinated in right of payment to all existing and future Senior Debt of the applicable Guarantor;

  •
  will rank equally in right of payment with all existing and future senior subordinated Indebtedness and trade payables of the applicable Guarantor;

  •
  will be senior in right of payment to all existing and future Subordinated Obligations of the applicable Guarantor; and

  •
  will be effectively subordinated to any secured Indebtedness of the applicable Guarantor and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

        Each Guarantee will be subordinated to the prior payment in full of all Senior Debt of the applicable Guarantor. Assuming this offering and the related transactions and the redeption of the Issuer's Senior discount debentures (expected to be completed on June 14, 2004) had been completed on December 31, 2003, the Guarantors would have had approximately $189.7 million of Senior Debt.

        The obligations of each Guarantor under the Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. Under these laws, the Notes or the Guarantees could be voided, or claims in respect of the Notes or the Guarantees could be subordinated to the Issuers or the applicable Guarantor's other debt, if, among other things, the Issuer or such Guarantor, at the time of issuance of the Notes or such Guarantee enters into the Guarantee, received less than reasonably equivalent value or fair consideration for issuing the Notes or entering into the Guarantee; and

  •
  was insolvent or rendered insolvent by reason of issuing the Notes or entering into the Guarantee; or

  •
  was engaged in a business or transaction for which the Issuer's or such Guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that the Issuer or such Guarantor would incur, debts or contingent liabilities beyond our or such Guarantor's ability to pay such debts or contingent liabilities as they become due.

        A court would likely find that neither the Issuer nor any Guarantor received reasonably equivalent value or fair consideration for incurring their respective obligations under the Notes and Guarantees unless the Issuer or an applicable Guarantor benefited directly or indirectly from the Notes' issuance. In other instances, courts have found that an issuer did not receive reasonably equivalent value or fair consideration if the proceeds of the issuance were paid to the issuer's shareholders, although it cannot be predicted how a court would rule in this case. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Issuer or the Guarantor would be considered insolvent if:

  •
  the sum of the Issuer's or such Guarantor's debts, including contingent liabilities, were greater than the fair saleable value of all of the Issuer's or such Guarantor's assets; or

  •
  if the present fair saleable value of the Issuer's or such Guarantor's assets were less than the amount that would be required to pay the Issuer's or such Guarantor's probable liability on the Issuer's or such Guarantor's existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  the Issuer or such Guarantor could not pay the Issuer's or such Guarantor's debts or contingent liabilities as they become due.

        See "Risk Factors — Risks Relating to the IDSs, including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock — Federal and state statutes allow courts, under specific circumstances, to void the notes or the guarantees and require noteholders to return payments received from us or the guarantors."

        Not all of our future Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. ACS Media Holdings LLC will be the only Subsidiary of the Issuer that will be an Unrestricted Subsidiary of the Issuer and not a Guarantor on the Closing Date. ACS Media Holdings LLC holds our remaining interest in our former Directories Business and does not conduct any operations. On March 31, 2004, ACS Media Holdings LLC had assets of $9,762 on a book-value basis and $160,000 on an estimated-fair-value basis, or less than 0.1% in each case, of our total consolidated assets.

        As of the Closing Date, all of our Subsidiaries (other than ACS Media Holdings LLC) will be "Restricted Subsidiaries." However, under certain circumstances, the Issuer will be able to designate other current or future direct or indirect Subsidiaries of the Issuer as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be Guarantors of the Notes or subject to any of the restrictive covenants set forth in the indenture.

        If the Issuer or any Restricted Subsidiaries creates or acquires another Domestic Subsidiary on or after the Closing Date, then that newly acquired or created Domestic Subsidiary must become a Guarantor under the terms of the indenture (unless the Issuer designates such Subsidiary as an Unrestricted Subsidiary in accordance with the indenture).

Principal, Maturity and Interest

        We will initially issue Notes in an aggregate principal amount of $    million.

        The Notes will mature on                        , 2019, provided that if (x) our ratio of Debt to Indenture EBITDA during the twelve month period ending on the last day of the fiscal quarter ending at least 45 days before                        , 2014 is greater than      to 1, or (y) our Indenture Adjusted EBITDA Coverage Ratio during the twelve month period ending on the last day of the fiscal quarter ending at least 45 days before                        , 2014 is greater than      to 1 then the Notes will automatically mature on      , 2014.

        Interest on the Notes will accrue at the rate of      % per year and will be payable quarterly in arrears on                        ,                         ,                         and                         , commencing on                        , 2004. The Issuer will make each interest payment to the holders of record on the immediately preceding                        ,                         ,                          and                        .

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar

        We will pay the principal of, premium, if any, and interest on the Notes at any office of ours or any agency designated by us that is located in the Borough of Manhattan, the City of New York. We have initially designated the corporate trust office of the Trustee to act as the agent of the Issuer in such matters (the "Paying Agent"). The location of the corporate trust office is            . We reserve the right, however, to pay interest to Holders by check mailed directly to Holders at their registered addresses.

        Holders may exchange or transfer their Notes at the location given in the preceding paragraph. No service charge will be made for any registration of exchange or transfer of Notes. We may, however, require Holders to pay any transfer tax or other similar governmental charge payable in connection with such exchange or transfer.

Optional Redemption

        The Issuer may, at its option, redeem all, but not less than all, of the Notes at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date, if for U.S. federal income tax purposes the Issuer is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Notes from its income.

        The Issuer may not redeem the Notes at its option prior to                        , 2009. After this date, the Issuer may redeem the Notes in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest thereon, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on                        of the years set forth below:

Period	Redemption Price
2009		%
2010		%
2011		%
2012 and thereafter		%

        In addition, at any time prior to                        , 2007, the Issuer may, at its option on one or more occasions, also redeem up to a maximum of 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to    % of the principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

  (1)
  after giving effect to any such redemption, Notes (including Additional Notes) with an aggregate principal amount equal to at least 65% of the aggregate principal amount of the Notes issued on the Closing Date remain outstanding; and

  (2)
  any such redemption by the Issuer must be made within 90 days of such related Equity Offering and must be made upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes being redeemed and otherwise in accordance with certain procedures set forth in the indenture.

        The Issuer may exercise the optional redemption provisions above whether or not the IDSs have separated. In the event of a partial redemption at a time when some or all of the IDSs have not separated, the ratio of shares of Class A common stock to principal amount of notes represented by each outstanding IDS would increase.

Selection

        In the case of a partial redemption, the Trustee will select the Notes to be redeemed on a pro rata basis or, if a pro rata basis does not comply with applicable legal requirements, by such other method as the Trustee shall deem to be fair and appropriate and that complies with applicable legal requirements. If any Note is redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount of such Note to be redeemed. A new Note in principal amount equal to the unredeemed portion of such Note will be issued in the name of the Holder upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of Notes called for redemption so long as the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest on, the Notes to be redeemed.

Mandatory Redemption

        The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Subordination

        The payment of principal, interest and premium, if any, on the Notes will be subordinated to the prior payment in full, in cash, of all Senior Debt of the Issuer, including Senior Debt of the Issuer incurred after the Closing Date.

        The holders of Senior Debt of the Issuer will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt of the Issuer (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of the Issuer) before the Holders of Notes will be entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "— Defeasance"), in the event of any distribution to creditors of the Issuer:

  (1)
  in a liquidation or dissolution of the Issuer;

  (2)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its property;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshaling of the Issuer's assets and liabilities.

        The Issuer also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under "— Defeasance") if:

  (1)
  a payment default on Designated Senior Debt of the Issuer occurs and is continuing beyond any applicable grace period; or

  (2)
  any other default occurs and is continuing on any series of Designated Senior Debt of the Issuer that permits holders of that series of Designated Senior Debt of the Issuer to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a representative of the holders of any Designated Senior Debt of the Issuer.

        Payments on the Notes may and shall be resumed:

  (1)
  in the case of a payment default on Designated Senior Debt of the Issuer, upon the date on which such default is cured or waived; and

  (2)
  in case of any default referred to in clause (2) of the immediately preceding paragraph on Designated Senior Debt of the Issuer, the earliest of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of such Designated Senior Debt of the Issuer has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until:

  (1)
  360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

  (2)
  all scheduled payments of principal, interest and premium, if any, on the Notes that have come due have been paid in full in cash.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

        If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under "— Defeasance") when:

  (1)
  the payment is prohibited by these subordination provisions; and

  (2)
  the Trustee or the Holder has actual knowledge that the payment is prohibited; provided that such actual knowledge shall not be required in the case of any payment default on Designated Senior Debt of the Issuer;

the Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt of the Issuer. Upon the proper written request of the holders of Senior Debt of the Issuer or if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Debt of the Issuer or their proper representative.

        The Issuer and the Trustee must promptly notify holders of the Issuer's Senior Debt if payment of the Notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuer, Holders of Notes may recover less ratably than creditors of the Issuer who are holders of Senior Debt of the Issuer.

        Payments under the Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Debt of such Guarantor incurred after the Closing Date, on the same basis as provided above with respect to the subordination of payments on the Notes by the Issuer to the prior payment in full of Senior Debt of the Issuer. See "Risk Factors — Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock — Your right to receive payments on the notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of the guarantors' existing senior indebtedness and possibly to all their future borrowings."

        "Designated Senior Debt" means:

  (1)
  any Indebtedness outstanding under the Credit Agreement or any Indebtedness that refinances, in whole or in part, the Credit Agreement; and

  (2)
  after payment in full in cash of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $     million or more and that has been designated by the Issuer as "Designated Senior Debt."

        "Permitted Junior Securities" means:

  (1)
  Capital Stock of the Issuer; or

  (2)
  debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt at least to the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt under the indenture.

        "Senior Debt" means:

  (1)
  all Indebtedness of the Issuer or any Guarantor outstanding under the Credit Agreement and any Indebtedness that refinances, in whole or in part, the Credit Agreement;

  (2)
  any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or the relevant Guarantee; and

  (3)
  all Obligations with respect to the items listed in the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding clauses (1), (2) and (3), Senior Debt will not include:

  (1)
  any liability for federal, state, local or other taxes owed or owing by the Issuer or any Guarantor;

  (2)
  any Indebtedness of the Issuer or any Guarantor to any of their Subsidiaries or other Affiliates;

  (3)
  any trade payables;

  (4)
  the portion of any Indebtedness that is incurred in violation of the indenture; provided that any outstanding Bank Indebtedness will not cease to be Senior Debt as a result of this clause (4) if the lenders thereunder obtained a representation from an officer of the Issuer or a Guarantor on the date such Indebtedness was incurred certifying that the incurrence of such Indebtedness was not prohibited by the Indenture;

  (5)
  any Indebtedness of the Issuer or any Guarantor that, when incurred, was without recourse to the Issuer or any such Guarantor; or

  (6)
  any repurchase, redemption or other obligation in respect of Disqualified Stock.

Guarantees

        The Issuer currently conducts all of its operations through its Subsidiaries. All of the Domestic Subsidiaries, other than one Unrestricted Subsidiary, of the Issuer existing on the Closing Date and certain future Subsidiaries of the Issuer (collectively referred to as the "Guarantors"), as primary obligors and not merely as sureties, will, jointly and severally and irrevocably and unconditionally, guarantee on an unsecured senior subordinated basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration, by redemption or otherwise, of all obligations of the Issuer under the indenture (including obligations to the Trustee) and the Notes, whether for payment of principal of, or interest on, the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors, the "Guaranteed Obligations"). Such Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Guarantees. Each Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Each Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor.

        Each Guarantee is a continuing guarantee and shall, except as described in the immediately succeeding paragraph, (1) remain in full force and effect until payment in full of all the Guaranteed Obligations, (2) be binding upon each Guarantor and its successors and (3) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

        Any Guarantee by a Subsidiary of the Issuer will be automatically released (1) upon the sale (including through merger or consolidation) of the Capital Stock, or all or substantially all the assets, of the applicable Subsidiary if such sale is made in compliance with the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" or (2) upon the designation of the applicable Subsidiary as an Unrestricted Subsidiary in accordance with the indenture.

Change of Control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Issuer to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Issuer shall not be obligated to repurchase the Notes pursuant to this section in the event that it has exercised its right to redeem all the Notes under the terms described under "— Optional Redemption":

  (1)
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than any underwriters or initial purchasers in connection with a bona fide offering of securities of the Issuer) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Issuer;

  (2)
  during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Issuer (together with any new directors whose election by such Board of Directors of the Issuer, as the case may be, or whose nomination for election by the shareholders of the Issuer, as the case may be, was approved by a majority vote of the directors of the Issuer, as the case may be, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Issuer, as the case may be, then in office;

  (3)
  the adoption of a plan relating to the liquidation or dissolution of the Issuer; or

  (4)
  the merger or consolidation of the Issuer with or into another Person or the merger of another Person with or into the Issuer, or the sale of all or substantially all the assets of the Issuer to another Person, and, in the case of any such merger or consolidation, the securities of the Issuer that are outstanding immediately prior to such transaction and that represent 100% of the aggregate voting power of the Voting Stock of the Issuer are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

        In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately succeeding paragraph but in any event within 30 days following any Change of Control, the Issuer shall:

  (1)
  repay in full in cash all Bank Indebtedness or, if doing so will allow the repurchase of Notes, offer to repay in full in cash all Bank Indebtedness and repay in full in cash the Bank Indebtedness of each lender who has accepted such offer; or

  (2)
  obtain in writing the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately succeeding paragraph.

        Within 30 days following any Change of Control, the Issuer shall mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require the Issuer to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts and financial information regarding such Change of Control;

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions determined by the Issuer, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

        In the event that Holders of not less than 98% of the principal amount of the outstanding Notes accept a Change of Control Offer and the Issuer purchases all of the Notes held by such Holders, the Issuer will have the right, on not less than 30 nor more than 60 days' prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described below, to redeem all of the Notes that remain outstanding following such purchase at the purchase price specified in the Change of Control Offer plus, to the extent not included in the purchase price specified in the Change of Control Offer, accrued and unpaid interest thereon, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date).

        The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        To participate in the Change of Control Offer, a holder of IDSs must separate its IDSs into shares of Class A Common Stock and Notes.

        The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer would decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Issuer's capital structure or credit ratings. Restrictions on the ability of the Issuer to Incur additional Indebtedness and related matters are contained in the covenant described under "— Certain Covenants — Limitation on Indebtedness," "— Certain Covenants — Limitation on Liens" and "— Certain Covenants — Limitation on Sale/Leaseback Transactions." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement and would constitute a change of control under the ACSH Senior Notes. Future Senior Debt of the Issuer may contain prohibitions of certain events that would constitute a Change of Control or require such Senior Debt to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuer to repurchase the Notes could cause a default under such Senior Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the Holders upon a repurchase may be limited by the Issuer's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the indenture relative to the Issuer's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Covenants Relating to IDSs

        Recombination of Notes and Common Stock into IDSs.    The indenture will provide that as long as any Notes are outstanding, any Holder of Notes and shares of Class A Common Stock may after 90 days from the date hereof, at any time and from time to time, recombine these securities to form IDSs.

        Procedures Relating to Subsequent Issuance.    The indenture will provide that, in the event there is a subsequent issuance of Additional Notes, each Holder of the Notes or the IDSs (as the case may be) agrees that a portion of such Holder's Notes (whether held directly in book-entry form or held as part of the IDSs) may be exchanged, without any further action of such Holder, for a portion of the Additional Notes purchased by the Holders of such Additional Notes, such that following any such additional issuance and exchange each Holder of the Notes or the IDSs (as the case may be) owns an indivisible unit composed of the Notes and Additional Notes of each issuance in the same proportion as each other Holder, and the records will be revised to reflect each such exchange without any further action of such Holder. The aggregate principal amount of the Notes owned by each Holder will not change as a result of such exchange. Any Additional Notes will be guaranteed by the Guarantors on the same basis as the Notes. Except for the possibility that holders of subsequently issued Notes having any amount of discount may not be able to collect the unamortized portion of the discount in the event of an acceleration of the subordinated notes or a bankruptcy of the Issuer, as described under "Risk Factors—Risks Relating to the IDSs, Including the Class A Common Stock and Notes Represented by the IDSs, and the Class B Common Stock—Subsequent issuances of notes may cause you to recognize original issue discount and may reduce your recovery in event of bankruptcy," any such automatic exchange should not impair the rights any holder would otherwise have to assert a claim against us, with respect to the full amount of Notes purchased by such holder.

Certain Covenants

        The indenture will contain covenants including, among others, the following:

        Limitation on Indebtedness.    The Issuer will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Issuer or any Restricted Subsidiary may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Debt to EBITDA Ratio would be less than      to 1.

        Notwithstanding the preceding paragraph, the Issuer and its Restricted Subsidiaries may Incur the following Indebtedness:

  (1)
  Bank Indebtedness in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and the Restricted Subsidiaries thereunder) not to exceed the greater of (A) $325 million or (B) 300% of EBITDA for the period of the most recent four consecutive fiscal quarters ending at the end of the most recent fiscal quarter for which financial statements are publicly available, in each case less the aggregate amount of all prepayments of principal applied to permanently reduce any such Indebtedness; provided, however, that Bank Indebtedness in excess of $100 million may only be Incurred if, after giving effect to such Incurrence, the Debt to EBITDA Ratio would be less than      to 1;

  (2)
  Indebtedness of the Issuer owed to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Issuer or any Wholly Owned Subsidiary; provided, however, that (a) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Issuer or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof and (b) if the Issuer is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

  (3)
  Indebtedness (a) represented by the Notes (not including any Additional Notes) and the Guarantees, including up to $         million aggregate principal amount of Notes and related Guarantees issued in connection with any exercise of the underwriters' overallotment option granted in connection with the issuance of the IDSs within 12 days after the Closing Date, (b) outstanding on the Closing Date (other than the Indebtedness described in paragraphs (1) and (2) above), or (c) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this paragraph (3) or paragraph (10) below (including Indebtedness Refinancing Indebtedness) or the first paragraph of this covenant;

  (4)
  Indebtedness consisting of guarantees of any Indebtedness permitted to be Incurred pursuant to the indenture; provided that in the event such Indebtedness that is being guaranteed is

    (a) senior subordinated Indebtedness, then the related guarantee shall rank equally in right of payment to the applicable Guarantee or (b) a Subordinated Obligation, then the related guarantee shall be subordinated in right of payment to the applicable Guarantee;

  (5)
  (a) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of, or was otherwise acquired by, the Issuer); provided, however, that on the date that such Restricted Subsidiary is acquired by the Issuer, the Issuer would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this paragraph (5) and (b) Refinancing Indebtedness Incurred by the Issuer or a Restricted Subsidiary in respect of Indebtedness incurred pursuant to this paragraph (5);

  (6)
  Indebtedness in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Issuer and the Restricted Subsidiaries in the ordinary course of their business;

  (7)
  Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount not in excess of $25 million at any time outstanding;

  (8)
  Hedging Obligations of the Issuer or any Guarantor directly related to Indebtedness permitted to be Incurred by the Issuer or any Guarantor pursuant to the indenture for the purpose of fixing or hedging interest rate risk or currency fluctuations;

  (9)
  (a) Indebtedness of another Person Incurred and outstanding on or prior to the date on which such Person consolidates with or merges with or into the Issuer (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Person consolidates with or merges with or into the Issuer); provided, however, that on the date that such transaction is consummated, the Issuer would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this paragraph (9) and (b) Refinancing Indebtedness Incurred by the Issuer or the Successor Issuer (as defined under "— Merger and Consolidation") in respect of Indebtedness Incurred pursuant to subclause (a) of this paragraph (9); or

  (10)
  Indebtedness represented by up to $        aggregate principal amount of Additional Notes, including the related Guarantees, represented by IDSs to be issued in exchange for Class B Common Stock originally issued in the Reclassification (subject to adjustment for any stock split, reverse stock split or similar event) in accordance with the provisions of the Issuer's amended and restated certificate of incorporation relating to the Class B Common Stock, as described in this prospectus under "Description of Capital Stock—Class B Common Stock—Redemption; Exchange."

        Notwithstanding the foregoing, the Issuer may not Incur any Indebtedness pursuant to paragraphs (1) through (10) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations, unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

        Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

  (a)
  Indebtedness Incurred pursuant to the Credit Agreement shall be treated as Incurred pursuant to paragraph (1) above;

  (b)
  Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

  (c)
  in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Issuer, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

        Limitation on Senior Subordinated Debt.    The Issuer will not incur any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of the Issuer unless it is pari passu or contractually subordinate in right of payment to the Notes to the same extent. No Guarantor will incur any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it is pari passu or contractually subordinate in right of payment to such Guarantor's Guarantee to the same extent.

        This covenant would not prohibit the Issuer and the Guarantors from incurring secured and unsecured Senior Debt and does not prohibit the Issuer and the Guarantors from incurring Senior Debt with different priorities with respect to the collateral, including the proceeds therefrom, securing such Senior Debt.

        Limitation on Restricted Payments.    The indenture will provide that:

  (1)
  The Issuer will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

  (a)
  declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) or similar payment to the direct or indirect holders of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Issuer or another Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Issuer or other Restricted Subsidiaries, to its other shareholders on a pro rata basis);

  (b)
  purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary;

  (c)
  purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of acquisition); or

  (d)
  make any Investment (other than a Permitted Investment) in any Person

    (any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

      (i)
      a Default will have occurred and be continuing (or would result therefrom);

      (ii)
      the Issuer could not Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under "— Limitation on Indebtedness"; or

      (iii)
      the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum of, without duplication:

      (A)
      (i) 100% of EBITDA accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurred to the end of the most recent fiscal quarter for which financial statements are publicly available (or, in case such EBITDA will be a deficit, minus 100% of such deficit), minus

      (ii)
      140% of Consolidated Interest Expense accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurred to the end of the most recent fiscal quarter for which financial statements are publicly available, plus

      (iii)
      $    million; plus

      (B)
      the aggregate Net Cash Proceeds received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than (x) an issuance or sale to a Subsidiary of the Issuer, (y) an issuance or sale to an employee stock ownership plan or other trust established by the Issuer or any of its Subsidiaries or (z) to the extent used in accordance with clause (2)(e)(ii)); plus

      (C)
      the aggregate Net Cash Proceeds received by the Issuer from the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of any Investments previously made by the Issuer or a Restricted Subsidiary and treated as a Restricted Payment; provided that the amount added pursuant to this clause (C) shall not exceed the amount treated as a Restricted Payment and not previously added pursuant to this paragraph (iii); plus

      (D)
      the amount by which Indebtedness of the Issuer or its Restricted Subsidiaries is reduced on the Issuer's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) subsequent to the Closing Date of any Indebtedness of the Issuer or its Restricted Subsidiaries issued after the Closing Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Issuer (less the amount of any cash or the fair market value of other property distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange); plus

      (E)
      the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Issuer or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of

          Unrestricted Subsidiaries as Restricted Subsidiaries (valued, in each case, as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Issuer or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; plus

        (F)
        $5 million.

  (2)
  The provisions of the foregoing paragraph (1) will not prohibit:

  (a)
  any purchase, repurchase, retirement, defeasance or other acquisition or retirement for value of Capital Stock or Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Issuer or an employee stock ownership plan or other trust established by the Issuer or any of its Subsidiaries); provided, however, that:

  (i)
  such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments; and

  (ii)
  the Net Cash Proceeds from such sale applied in the manner set forth in this clause (a) will be excluded from the calculation of amounts under clause (B) of paragraph (iii) above;

  (b)
  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Issuer that is permitted to be Incurred pursuant to paragraphs (1) through (9) of the covenant described under "— Limitation on Indebtedness"; provided, further, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

  (c)
  any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "— Limitation on Sales of Assets and Subsidiary Stock"; provided, further, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

  (d)
  dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments;

  (e)
  the repurchase or other acquisition of shares of, or options to purchase shares of, common stock of the Issuer or any of its Subsidiaries from employees, former employees, consultants, former consultants, directors or former directors of the Issuer or any of its Subsidiaries (or permitted transferees of such employees, former employees, consultants, former consultants, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed in any calendar year the sum of (i) $5 million plus (ii) the Net Cash Proceeds (A) received since the Closing Date by the Issuer from the sale of Capital Stock to employees, consultants and directors of the Issuer and (B) not previously credited to any repurchase or other acquisition of such shares or options to purchase shares of common stock pursuant to this clause (2)(e)(ii); provided further, however, that such repurchases and other acquisitions of shares, or options to purchase shares of common stock shall be included in the calculation of the amount of Restricted Payments;

    (f)
    any payments, distributions or other Restricted Payments in connection with the Transactions; provided, further, that such payments, distributions or other Restricted Payments will be excluded in the calculation of the amount of Restricted Payments;

    (g)
    the redemption of shares of Class B Common Stock originally issued in the Reclassification (subject to adjustment for any stock split, reverse stock split or similar event) in accordance with the provisions of the Issuer's certificate of incorporation relating to the Class B Common Stock, solely with the net proceeds received by the Issuer in connection with any exercise of the overallotment option granted in connection with the issuance of the IDSs; provided, further, that such redemption of Class B Common Stock shall not be included in the calculation of the amount of Restricted Payments;

    (h)
    the retirement of shares of Class B Common Stock originally issued in the Reclassification (subject to adjustment for any stock split, reverse stock split or similar event) solely in exchange for IDSs (which IDSs shall be the same series as the IDSs issued on the Closing Date) in accordance with the provisions of the Issuer's certificate of incorporation relating to the Class B Common Stock; provided, further, that such exchange of Class B Common Stock shall not be included in the calculation of the amount of Restricted Payments; and

    (i)
    the declaration and payment of dividends on the Class B Common Stock originally issued in the Reclassification, up to the amount of $      per quarter per share of Class B Common Stock originally issued in the Reclassification and remaining outstanding at the time such dividend is declared (subject to adjustment for any stock split, reverse stock split or similar event); provided, further, that such amounts shall be excluded in the calculation of the amount of Restricted Payments; provided, however, that this clause (i) shall not apply at any time when there is a default in any payment of interest on any Note when due and payable, whether or not prohibited by the subordination provisions of the indenture.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The indenture will provide that the Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Guarantor;

  (2)
  make any loans or advances to the Issuer or any Guarantor; or

  (3)
  transfer any of its property or assets to the Issuer or any Guarantor.

        The preceding provisions will not prohibit:

  (a)
  any encumbrance or restriction pursuant to applicable law or an agreement in effect at or entered into on the Closing Date;

  (b)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Issuer) and outstanding on such date;

  (c)
  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a) or (b) above or this clause (c) or contained in any amendment to an agreement referred to in clause (a) or (b) above or this clause (c); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment are no less favorable to the Holders than the encumbrances and restrictions contained in such predecessor agreements;

  (d)
  in the case of clause (3) above, any encumbrance or restriction:

  (i)
  that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract; or

  (ii)
  contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements;

  (e)
  with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

  (f)
  any encumbrance or restriction relating to Purchase Money Indebtedness or Capitalized Lease Obligations for property acquired in the ordinary course of business that imposes restrictions on the ability of the Issuer or a Restricted Subsidiary to sell, lease or transfer the acquired property to the Issuer or its Restricted Subsidiaries;

  (g)
  restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

  (h)
  any encumbrance or restriction contained in joint venture agreements and other similar agreements entered into in the ordinary course of business and customary for such types of agreements;

  (i)
  any encumbrance or restriction pursuant to any document or agreement relating to any Bank Indebtedness to the extent customary at the time when agreed to by the Issuer or Restricted Subsidiary, as determined in good faith by the Issuer; and

  (j)
  any encumbrance or restriction pursuant to any document or agreement relating to any Senior Debt of the Issuer or any Guarantor; provided, that such encumbrance or restriction is not more restrictive, taken as a whole, than the restrictions contained in the ACSH Senior Notes Indenture, as in effect on the Closing Date.

        Limitation on Sales of Assets and Subsidiary Stock.    The indenture will provide that the Issuer will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

  (a)
  the Issuer or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Issuer (or, in the case of an Asset Disposition with a fair market value of $2.5 million or more, the Board of Directors), of the shares and assets subject to such Asset Disposition;

  (b)
  at least 75% of the consideration thereof received by the Issuer or such Restricted Subsidiary is in the form of cash; provided that the following shall be deemed to be cash for purposes of this clause (b): (i) the amount of any liabilities (as shown on the Issuer's, or such Restricted

    Subsidiary's, most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Guarantees) that are assumed by the transferee of any such assets, (ii) the amount of any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days following the closing of such Asset Disposition, (iii) the fair market value of any Telecommunications Assets received by the Issuer in such Asset Disposition and (iv) the fair market value of any Permitted Joint Venture Interests received by the Issuer or any Restricted Subsidiary in such Asset Disposition; provided that the aggregate fair market value of all Permitted Joint Venture Interests received pursuant to this clause (iv), valued, in each case, at the time of receipt, shall not exceed 10% of Consolidated Net Tangible Assets (for purposes of this paragraph (b), all determinations of fair market value shall be made in good faith by the Board of Directors and evidenced by an Officers' Certificate delivered to the Trustee); and

  (c)
  an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer (or such Restricted Subsidiary, as the case may be):

  (i)
  first, to the extent the Issuer elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem, purchase or otherwise acquire Senior Debt of the Issuer or of a Wholly Owned Subsidiary within 240 days of the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

  (ii)
  second, to the extent of the balance of Net Available Cash after application in accordance with clause (i) above, to the extent the Issuer or such Restricted Subsidiary elects to, or enters into a binding agreement to, reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with cash in an amount equal to the amount of Net Available Cash received by, or to be received by, the Issuer or another Restricted Subsidiary) within 240 days of the later of such Asset Disposition or the receipt of such Net Available Cash; and

  (iii)
  third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (i) and (ii) above, to make an Offer (as defined in clause (2) below) to purchase Notes pursuant to and subject to the conditions set forth in paragraph (2) below; provided, however, that, if the Issuer elects (or is required by the terms of any other Senior Debt), such Offer may be made ratably to purchase the Notes and other Senior Debt of the Issuer;

    provided, however that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (i) or (iii) above, the Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

        In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (c)(iii) above, the Issuer will be required to offer to purchase Notes tendered pursuant to an offer by the Issuer for the Notes (an "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest thereon, to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture and to purchase other pari passu Indebtedness on the terms and to the extent contemplated thereby. The Issuer will not be required to make an Offer for Notes (and other pari passu Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (c)(i) and (c)(ii) above) is less than $10 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

        Upon completion of any Offer, the amount of Net Available Cash shall be reset at zero and the Issuer shall be entitled to use any remaining proceeds for any corporate purposes to the extent permitted under the indenture. Notwithstanding the foregoing provisions of this covenant, the Issuer and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $10 million.

        The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        To participate in an Offer, a Holder of IDSs must separate its IDSs into shares of Class A Common Stock and Notes.

        Limitation on Transactions with Affiliates.    (1) The indenture will provide that the Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an "Affiliate Transaction") unless such Affiliate Transaction is on terms:

    (a)
    that are no less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

    (b)
    that, in the event such Affiliate Transaction involves an aggregate amount in excess of $5 million:

    (i)
    are set forth in writing; and

    (ii)
    have been approved by a majority of the members of the Board of Directors having no personal stake, other than as a holder of Capital Stock of the Issuer or such Restricted Subsidiary, in such Affiliate Transaction; and

    (c)
    that, in the event such Affiliate Transaction involves an aggregate amount in excess of $15 million, have been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial standpoint, to the Issuer and its Restricted Subsidiaries.

  (2)
  The provisions of paragraph (1) above will not prohibit:

  (i)
  any Restricted Payment permitted to be paid pursuant to the covenant described under "— Limitation on Restricted Payments";

  (ii)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

  (iii)
  the grant of stock options or similar rights to employees and directors of the Issuer pursuant to plans approved by the Board of Directors;

    (iv)
    loans or advances to employees in the ordinary course of business in accordance with past practices of the Issuer, but in any event not to exceed $10 million in the aggregate outstanding at any one time;

    (v)
    the payment of reasonable fees to directors of the Issuer and its Subsidiaries who are not employees of the Issuer or its Subsidiaries;

    (vi)
    any transaction between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries;

    (vii)
    customary indemnification and insurance arrangements in favor of officers, directors, employees and consultants of the Issuer or any of the Restricted Subsidiaries;

    (viii)
    any payments, distributions or arrangements described in this prospectus as a part of the Transactions;

    (ix)
    the payment to Fox Paine & Company, LLC, of $    million as a transaction advisory fee in connection with the Transactions and to terminate our management services agreement with Fox Paine & Company, LLC;

    (x)
    any contract or agreement with any Affiliate of the Issuer in effect on the Closing Date, the terms of which are described in this prospectus under "Certain Relationships and Related Party Transactions," and the performance by the Issuer and its Subsidiaries of such contract or agreement and any amendment, renewal or replacement thereof, provided that the terms of such amendment, renewal or replacement, taken as a whole, are not materially less favorable to the Issuer than such contract or agreement in effect on the Closing Date; and

    (xi)
    the redemption or exchange of Class B Common Stock originally issued in the Reclassification (subject to adjustment for any stock split, reverse stock split or similar event) in accordance with the provisions of the Issuer's certificate of incorporation relating to Class B Common Stock, as described under "Description of Capital Stock—Class B Common Stock—Redemption; Exchange," provided that the terms of any such redemption or exchange with Affiliates are no less favorable in any material respect to the Issuer than the terms of redemption or exchange made available to other holders of Class B Common Stock that are not Affiliates at such time.

        Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries.    The Issuer will not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except:

  (1)
  to the Issuer or a Wholly Owned Subsidiary;

  (2)
  if, immediately after giving effect to such issuance, sale or other disposition, neither the Issuer nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

  (3)
  if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "— Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.

        The proceeds of any sale of such Capital Stock permitted hereby will be treated as Net Available Cash from an Asset Disposition and must be applied in accordance with the terms of the covenant described under "— Limitation on Sales of Assets and Subsidiary Stock."

        Limitation on Liens.    The Issuer and each Guarantor will not, and the Issuer will not permit any Restricted Subsidiary, including any Guarantor, to, directly or indirectly, create, Incur or permit to exist any Lien on any of its, or such Restricted Subsidiary's property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

        SEC Reports.    Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer will file with the SEC and provide the Trustee and Holders and prospective Holders (upon request) within 15 days after it files them with the SEC, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, the Issuer shall furnish to the Trustee and Holders, promptly upon their becoming available, without cost, copies of the annual report to shareholders and any other information provided by the Issuer to its public shareholders generally. The Issuer also will comply with the other provisions of Section 314(a) of the TIA.

        Future Guarantors.    If the Issuer or any of its Restricted Subsidiaries creates or acquires another Domestic Subsidiary on or after the Closing Date the Issuer will cause each such Domestic Subsidiary to become a Guarantor, and execute and deliver to the Trustee a supplemental indenture in the form set forth in the indenture within 20 Business Days of the date on which it was acquired or created, pursuant to which such Domestic Subsidiary will guarantee payment of the Notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Domestic Subsidiary without rendering the Guarantee, as it relates to such Domestic Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

        Limitations on Issuances of Guarantees of Indebtedness.    The Issuer will not permit any of its Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any other Indebtedness of the Issuer or any other Subsidiary (other than a guarantee or pledge by a Foreign Subsidiary securing the payment of Indebtedness of another Foreign Subsidiary) unless either (1) such Subsidiary is a Guarantor or (2) such Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the Notes by such Subsidiary, which guarantee shall be senior to or pari passu with such Subsidiary's guarantee of or pledge to secure such other Indebtedness, unless such other Indebtedness is Senior Debt, in which case the guarantee of the Notes may be subordinated to the guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt.

        Notwithstanding the preceding paragraph, each Guarantee will provide by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the caption "— Guarantees" or if the applicable Subsidiary's guarantee or pledge of assets to secure the payment of such other Indebtedness referred to in the preceding paragraph is released.

        Limitation on Lines of Business.    The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Related Business.

        Limitation on Sale/Leaseback Transactions.    The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

  (1)
  the Issuer or such Restricted Subsidiary would be entitled to:

  (a)
  Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "— Limitation on Indebtedness" and

    (b)
    create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under "— Limitation on Liens";

  (2)
  the net proceeds received by the Issuer or such Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value of such property; and

  (3)
  the transfer of such property is permitted by, and the Issuer applies the proceeds of such transaction in compliance with, the covenant described under "— Limitation on Sales of Assets and Subsidiary Stock."

Merger and Consolidation

        The Issuer will not, directly or indirectly, consolidate with or merge with or into another Person (whether or not the Issuer is the surviving corporation), and the Issuer will not sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer in one or more related transactions, to another Person (including by way of consolidation or merger), unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Issuer") will be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and the Successor Issuer (if not the Issuer) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the Notes and the indenture;

  (2)
  immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any Restricted Subsidiary as a result of such transaction as having been incurred by the Successor Issuer or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  immediately after giving effect to such transaction, the Successor Issuer would be able to Incur an additional $1.00 of Indebtedness under the first paragraph of the covenant described under "—Certain Covenants—Limitation on Indebtedness";

  (4)
  the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture; and

  (5)
  the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such transaction and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

        Notwithstanding the foregoing clause (2) or (3), the Issuer may merge with a Wholly Owned Subsidiary incorporated or formed solely for the purpose of reincorporating the Issuer in another jurisdiction satisfying the requirements of clause (1) above.

        The Successor Issuer will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the indenture, but the Issuer, in the case of a conveyance, transfer or lease of all or substantially all its assets, will not be released from the obligation to pay the principal of and interest on the Notes.

        In addition, the Issuer will not permit any Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

  (1)
  the resulting, surviving or transferee Person will be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such Person (if not such Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee;

  (2)
  immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

  (3)
  the Issuer will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

        Notwithstanding the foregoing clause (2), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or another Restricted Subsidiary.

Defaults

        Each of the following is an "Event of Default":

  (1)
  a default for 30 days in any payment of interest on any Note when due and payable, whether or not prohibited by the subordination provisions of the indenture;

  (2)
  a default in the payment of principal of any Note when due and payable at its Stated Maturity, upon redemption or required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

  (3)
  the failure by the Issuer to comply with its obligations provisions described under the caption "— Merger and Consolidation";

  (4)
  the failure by the Issuer to comply for 30 days after notice under the provisions described under "— Change of Control" or "— Certain Covenants" (in each case, other than a failure to purchase Notes);

  (5)
  the failure by the Issuer to comply for 60 days after notice with any other provisions contained in the Notes or the indenture, other than as described in (3) and (4) above;

  (6)
  the failure by the Issuer or any Subsidiary of the Issuer to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Subsidiary of the Issuer) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision") and such failure continues for 10 days after receipt of the notice specified in the indenture;

  (7)
  certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (the "bankruptcy provisions");

  (8)
  the rendering of any judgment or decree for the payment of money in excess of $5.0 million or its foreign currency equivalent against the Issuer or a Subsidiary of the Issuer, to the extent such judgment or decree is not covered by insurance or is in excess of insurance coverage, if such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

  (9)
  any Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor or Person acting by or on behalf of such Guarantor denies or disaffirms such Guarantor's obligations under the indenture or any Guarantee and such Default continues for 10 days after receipt of the notice specified in the indenture.

        The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

        If an Event of Default (other than an Event of Default under the bankruptcy provisions) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuer may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable; provided, however, prior to the occurrence of a Separation Event, that with respect to an Event of Default under clause (4) above attributable solely to the Issuer's failure to comply with the covenant described under "—Certain Covenants—Limitation on Restricted Payments" due to the making of a Restricted Payment prohibited by clause (1)(a) of such covenant, at a time when the making of such Restricted Payment was not in compliance with clause (iii) of such covenant, the Trustee or Holders of an Excess Dividend Amount (as defined below) may declare the principal of, and accrued but unpaid interest on, all the Notes to be due and payable. A "Separation Event" means any automatic separation of the IDSs into the shares of Class A common stock and notes represented thereby. See "Description of the IDSs—Automatic Separation." Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default under the bankruptcy provisions occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences; provided, however, prior to the occurrence of a Separation Event, that with respect to an Event of Default under clause (4) above attributable solely to the Issuer's failure to comply with the covenant described under "—Certain Covenants—Limitation on Restricted Payments" due to the making of a Restricted Payment prohibited by clause (1)(a) of such covenant, at a time when the making of such Restricted Payment was not in compliance with clause (iii) of such covenant, such acceleration with respect to the Notes and its consequences may only be rescinded by the Holders of an Excess Dividend Majority (as defined below). An "Excess Dividend Amount" means an aggregate principal amount of outstanding Notes equal to the aggregate principal amount of the Notes issued in the initial offering of the separate notes on the Closing Date. An "Excess Dividend Majority" means an aggregate principal amount of outstanding Notes that exceeds (x) 100% of the aggregate principal amount of the outstanding Notes less (y) the aggregate principal amount of the Notes issued in the initial offering of the separate notes on the Closing Date.

        However, a default under clause (4), (5) or (6) above will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (4), (5) or (6) above after receipt of such notice; provided, however, prior to the occurrence of a Separation Event, that with respect to a default under clause (4) above attributable solely to the Issuer's failure to comply with the covenant described under "—Certain Covenants—Limitation on Restricted Payments" due to the making of a Restricted Payment prohibited by clause (1)(a) of such covenant, at a time when the making of such Restricted Payment was not in compliance with clause (iii) of such covenant, the default will not constitute an Event of Default until the Trustee or Holders of an Excess Dividend Amount, notifies the Issuer of the default (such default an "Excess Dividend Default") and the Issuer does not cure such default within the time period specified in clause (4) above after receipt of such notice.

        Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the indenture or the Notes unless:

  (1)
  such Holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy (or, prior to the occurrence of a Separation Event, Holders of an Excess Dividend Amount, upon the occurrence of an Excess Dividend Amount);

  (3)
  such Holders have offered the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5)
  the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        If payment of the Notes is accelerated because of an Event of Default, the Issuer or the Trustee shall promptly notify the holders of the Designated Senior Debt (or their representative) of the acceleration. If any Designated Senior Debt is outstanding, the Issuer may not pay the amounts due on the Notes until five business days after such holders or the representative of such Designated Senior Debt receive notice of such acceleration and, thereafter, may pay the amounts due on the Notes only if otherwise permitted by the provisions disclosed under "— Subordination" above.

        Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 30 days after it is known to a Responsible Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Responsible Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuer will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Events of Default, its status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

        Subject to certain exceptions, the indenture or the Notes may be amended with the written consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things:

  (1)
  reduce the amount of Notes whose Holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any Note;

  (3)
  reduce the principal of or extend the Stated Maturity of any Note;

  (4)
  reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "— Optional Redemption";

  (5)
  make any Note payable in money other than that stated in the Note;

  (6)
  impair the right of any Holder to receive payment of principal of, and interest on, such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes;

  (7)
  make any change in the amendment provisions which require each Holder's consent or in the waiver provisions; or

  (8)
  modify the Guarantees in any manner adverse to the Holders.

        Without the consent of any Holder, the Issuer and the Trustee may amend the indenture to:

  (1)
  cure any ambiguity, omission, defect or inconsistency;

  (2)
  provide for the assumption by a successor corporation of the obligations of the Issuer under the indenture;

  (3)
  provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

  (4)
  add additional Guarantees with respect to the Notes;

  (5)
  secure the Notes;

  (6)
  add to the covenants of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer;

  (7)
  make any change that does not adversely affect the rights of any Holder, subject to the provisions of the indenture;

  (8)
  provide for the issuance of Additional Notes; or

  (9)
  comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA.

        No amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Designated Senior Debt then outstanding unless the holders of such Designated Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.

        The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

        After an amendment becomes effective, the Issuer will be required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

        A Holder will be able to transfer or exchange Notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes required by law or permitted by the indenture. The Issuer will not be required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the Holder will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of notes) as to all outstanding Notes when either:

(a)	All outstanding Notes, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or
(b)	(1)
all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
	(2)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be;
(3)
the deposit does and will not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which the Issuer or any of its Significant Subsidiaries are a party or are otherwise bound;
	(4)	the Issuer has paid all other amounts payable by the Issuer under the indenture; and
	(5)	the Issuer has delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with intent to hinder, delay, or defraud any other of the Issuer's creditors.

        The Issuer must also deliver to the Trustee an Officers' Certificate and an opinion of counsel, which opinion can be subject to customary qualifications, confirming the satisfaction of the conditions in clause (3) above.

Defeasance

        The Issuer may at any time terminate all its obligations under the Notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. In addition, the Issuer may at any time terminate:

  (1)
  its obligations under the covenants described under "— Certain Covenants" or

  (2)
  the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "— Defaults" and the limitations contained in clauses (3) and (4) under the first paragraph under "— Merger and Consolidation" ("covenant defeasance").

        In the event that the Issuer exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

        The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under "— Defaults" or because of the failure of the Issuer to comply with clause (3) or (4) under the first paragraph under "— Merger and Consolidation."

        In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on, the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law).

Concerning the Trustee

                        is to be the Trustee under the indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes.

Governing Law

        The indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

        "ACSH Notes" means the ACSH Senior Notes and the ACSH Senior Subordinated Notes.

        "ACSH Senior Notes" means the 9 7/8% Senior Notes due 2011 issued by ACSH and outstanding on the Closing Date.

        "ACSH Senior Notes Indenture" means the indenture, dated as of August 26, 2003, between ACSH, as issuer, The Bank of New York, as trustee, and the guarantors party thereto relating to the ACSH Senior Notes.

        "ACSH Senior Subordinated Notes" means the 9 3/8% Senior Subordinated Notes due 2009 issued by ACSH and outstanding on the Closing Date.

        "ACSH Swaps" means (1) the interest rate swap arrangements entered into between ACSH and/or the Issuer and                        as of the Closing Date and providing for net periodic payments to ACSH as disclosed in this prospectus under "Description of Other Indebtedness — Interest Rate Swap Arrangements" and (2) any similar interest rate swap arrangements entered into with respect to the ACSH Senior Notes and/or the ACSH Senior Subordinated Notes and replacing the interest rate swaps referred to in (1) above.

        "Additional Assets" means:

  (1)
  any property or assets (other than Indebtedness and Capital Stock) to be used by the Issuer or a Restricted Subsidiary in a Related Business;

  (2)
  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or another Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

        provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Adjusted EBITDA" for any period means the EBITDA for such period, plus the following to the extent deducted in calculating such EBITDA or the Consolidated Net Income for such period:

  (1)
  all other non-cash charges of the Issuer and its Restricted Subsidiaries, whether or not any such non-cash charge represents an accrual of or reserve for cash expenditures in any future period;

  (2)
  if since the beginning of such period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, an amount equal to the EBITDA (if negative) directly attributable to the assets that are the subject of such Asset Disposition;

  (3)
  all management, advisory or investment banking or similar fees paid or payable to Fox Paine & Company, LLC (or entities controlled by it) during such period;

  (4)
  nonrecurring or unusual recruiting, severance and restructuring costs during such period, as determined in good faith by the Issuer; provided that the total of such costs shall not exceed $5 million per twelve-month period;

  (5)
  costs, fees and expenses associated with proposed acquisitions (including the financing thereof) not completed; provided that the total of such costs shall not exceed $            per twelve-month period; and

  (6)
  an amount equal to the revenues and expenses attributable to material business operations discontinued or terminated during such period and minus the following to the extent included in calculating such EBITDA or the Consolidated Net Income for such period:

  (1)
  any nonrecurring revenue (net of associated expenses) relating to a prior year and previously deferred as a result of regulatory proceedings; and

  (2)
  if since the beginning of such period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition;

        in each case for such period.

  "Adjusted EBITDA Coverage Ratio" as of any date of determination means the ratio of:

  (1)
  Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters ending at the end of the most recent fiscal quarter for which financial statements are publicly available to

  (2)
  Consolidated Interest Expense for the period of the most recent four consecutive fiscal quarters ending at the end of the most recent fiscal quarter for which financial statements are publicly available;

        provided, however, that:

    (a)
    if the Issuer or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period or if any Indebtedness is to be Incurred on the Extension Date, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such incurrence had occurred on the first day of such period;

    (b)
    if the Issuer or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case, other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the Extension Date, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such repayment, repurchase, defeasance or discharge had occurred on the first day of such period and as if the Issuer or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

    (c)
    if since the beginning of such period, the Issuer or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that is merged with or into the Issuer or any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, which constitutes all or substantially all of an operating unit of a business, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

    (d)
    if since the beginning of such period, any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to the definition of "Adjusted EBITDA" or clause (c) above if made by the Issuer or a Restricted Subsidiary during such period, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of twelve months). For the avoidance of doubt, in determining whether any gain or loss is "nonrecurring," (A) Item 10(e) of Regulation S-K under the Securities Act (or any successor provision) shall not constitute a limitation on any such determination and (B) any gain or loss reasonably deemed "nonrecurring" in a particular year shall not thereafter be retroactively reclassified as "recurring" with respect to that same year regardless of whether it actually recurs in a subsequent year.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "— Certain Covenants — Limitation on Transactions with Affiliates" and "— Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Issuer or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Issuer or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of the Issuer or any Restricted Subsidiary; or

  (3)
  any other assets of the Issuer or any Restricted Subsidiary outside of the ordinary course of business of the Issuer or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above:

    (a)
    a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Wholly Owned Subsidiary;

    (b)
    for purposes of the provisions described under "— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under "— Certain Covenants — Limitation on Restricted Payments";

    (c)
    a disposition of assets with a fair market value of less than $1,000,000;

    (d)
    a disposition of Temporary Cash Investments or goods held for sale in the ordinary course of business or obsolete equipment or other obsolete assets in the course of business consistent with past practices of the Issuer;

    (e)
    the disposition of all or substantially all of the assets of the Issuer in a manner permitted under the covenant described under "— Merger and Consolidation" or any disposition that constitutes a Change of Control under the indenture; and

    (f)
    the lease, assignment or sublease of any real or personal property in the ordinary course of business.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any indebtedness or Preferred Stock, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

  (2)
  the sum of all such payments.

        "Bank Indebtedness" means any and all amounts payable from time to time under or in respect of the Credit Agreement, including the documents referred to as exhibits and attached to any of the foregoing, the notes issued pursuant thereto, the guarantees thereof, the collateral documents relating thereto, any Hedging Obligations incurred in connection with any Indebtedness outstanding thereunder and any Refinancing Indebtedness with respect thereto, as amended, amended and restated or otherwise modified from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, indemnities, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

        "Board of Directors" means the Board of Directors of the Issuer or any committee thereof duly authorized to act on behalf of the Board of Directors of the Issuer.

        "Business Day" means each day that is not a Legal Holiday.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Class B Common Stock" means the Class B common stock of the Issuer, $0.01 par value, as the terms thereof exist on the Closing Date.

        "Closing Date" means the date of the indenture.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the issuer and its Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a Consolidated basis, after eliminating:

  (1)
  all intercompany items between the Issuer and any Restricted Subsidiary; and

  (2)
  all current maturities of long-term indebtedness, all as determined in accordance with GAAP consistently applied.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Issuer and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Issuer and its Consolidated Restricted Subsidiaries in such period but not included in such interest expense:

  (1)
  interest expense attributable to Capitalized Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

  (2)
  amortization of debt discount and debt issuance costs;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing;

  (6)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by the Issuer or any Restricted Subsidiary;

  (7)
  amortization of net costs associated with Hedging Obligations (including amortization of fees);

  (8)
  dividends in respect of all Disqualified Stock of the Issuer and all Preferred Stock of any of the Subsidiaries of the Issuer, to the extent held by Persons other than the Issuer or a Wholly Owned Subsidiary;

  (9)
  interest Incurred in connection with investments in discontinued operations; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Issuer) in connection with Indebtedness Incurred by such plan or trust.

and minus, to the extent received in cash by the Issuer and its Consolidated Restricted Subsidiaries in such period but not otherwise taken into account in calculating such interest expense, periodic payments pursuant to the ACSH Swaps, provided that in no event shall Consolidated Interest Expense for any period be so reduced by more than the product of (x) the weighted average aggregate principal amount of the ACSH notes outstanding during the period and (y)       %.

        "Consolidated Net Income" means, for any period, the net income of the Issuer and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income of any Person (other than the Issuer) if such Person is not a Restricted Subsidiary, except that:

  (a)
  subject to the limitations contained in clause (4) below, the Issuer's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or other assets actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

  (b)
  the Issuer's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

  (2)
  any net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its net income is not, at the date of determination, permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived, except that the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (3)
  any gain (but not loss) realized upon the sale or other disposition of any asset of the Issuer or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (4)
  any extraordinary or otherwise nonrecurring gain or loss; and

  (5)
  the cumulative effect of a change in accounting principles.

        Notwithstanding the foregoing, for the purposes of the covenant described under "— Certain Covenants — Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Issuer or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (1)(d)(iii)(E) thereof. For the avoidance of doubt, in determining whether any gain or loss is "nonrecurring," (A) Item 10(e) of Regulation S-K under the Securities Act (or any successor provision) shall not constitute a limitation on any such determination and (B) any gain or loss reasonably deemed "nonrecurring" in a particular year shall not thereafter be retroactively reclassified as "recurring" with respect to that same year regardless of whether it actually recurs in a subsequent year.

        "Consolidated Net Tangible Assets" as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Issuer and its Consolidated Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

  (1)
  minority interests in Consolidated Subsidiaries held by Persons other than the Issuer or a Restricted Subsidiary;

  (2)
  excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

  (3)
  any revaluation or other write-up in book value of assets subsequent to the Closing Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

  (4)
  unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

  (5)
  treasury stock;

  (6)
  cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

  (7)
  Investments in and assets of Unrestricted Subsidiaries.

        "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Issuer in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Issuer or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

        "Credit Agreement" means the credit agreement dated as of the Closing Date among ACSH, the Issuer, the lenders party thereto and JPMorgan Chase Bank, as administrative agent, together with the related documents, instruments and agreements executed in connection therewith (including, without limitation, any guarantees, notes, security documents and any documents or arrangements relating to any Hedging Obligations incurred in connection with any Indebtedness outstanding thereunder), in each case as such agreements may be amended, amended and restated, renewed, extended, substituted, refinanced (including increasing the amount available for borrowing thereunder and including refinancings with the same or different lenders or agents), restructured, replaced, supplemented, waived, deferred or otherwise modified in whole or in part from time to time, including, without limitation, any agreement extending the maturity of, or increasing the commitments to extend, Indebtedness or any commitment to extend such Indebtedness, and any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

        "Debt to EBITDA Ratio" as of any date of determination means the ratio of:

  (1)
  Total Consolidated Indebtedness as of the date of determination to

  (2)
  EBITDA for the period of the most recent four consecutive fiscal quarters ending at the end of the most recent fiscal quarter for which financial statements are publicly available; provided, however, that:

  (a)
  if the Issuer or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case, other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Debt to EBITDA Ratio, EBITDA for such period shall be calculated on a pro forma basis as if such repayment, repurchase, defeasance or other discharge had occurred on the first day of such period and as if the Issuer or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (b)
  if since the beginning of such period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period;

  (c)
  if since the beginning of such period, the Issuer or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that is merged with or into the Issuer or any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; any such pro forma calculation may include adjustments appropriate to reflect, without duplication, (x) any such acquisition to the extent such adjustments may be reflected in the preparation of pro forma financial information in accordance with the requirements of GAAP and Article XI of Regulation S-X under the Exchange Act (or any successor provision), (y) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made during any of the four fiscal quarters constituting the four-quarter reference period prior to the date of determination and (z) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made by the Issuer during either of the two fiscal quarters immediately preceding the four-quarter reference period prior to the date of determination; provided that in either case such adjustments are set forth in an Officers' Certificate that has been signed by the Issuer's chief executive officer and chief financial officer and that states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers' Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to the indenture; and

    (d)
    if since the beginning of such period, any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (b) or (c) above if made by the Issuer or a Restricted Subsidiary during such period, EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of twelve months).

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable for Indebtedness or Disqualified Stock; or

  (3)
  is redeemable at the option of the holder thereof, in whole or in part;

        in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under "— Change of Control" and "— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock."

        "Domestic Subsidiary" means any Restricted Subsidiary of the Issuer other than a Foreign Subsidiary.

        "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  income tax expense of the Issuer and its Consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation expense of the Issuer and its Consolidated Restricted Subsidiaries;

  (4)
  amortization expense of the Issuer and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period); and

  (5)
  all other non-cash charges of the Issuer and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period, but that will not be expensed in such future periods);

        in each case for such period.

        Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Issuer shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Equity Offering" means any public or private sale of Capital Stock (other than Disqualified Stock) of the Issuer, including Capital Stock sold as part of an Income Deposit Security or other unit, in each case other than offerings of the Issuer of the type that can be registered on Form S-8.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Issuer that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entities as approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

        "guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of any Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

  provided, however, that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a correlative meaning. The term "guarantor" shall mean any Person guaranteeing any obligation.

        "Guarantee" means each guarantee of the obligations with respect to the Notes issued by a Guarantor pursuant to the terms of the indenture.

        "Guarantor" means the Domestic Subsidiaries of the Issuer, other than Unrestricted Subsidiaries.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Income Deposit Securities" means units issued by the Issuer consisting of shares of the Issuer's common stock and Indebtedness issued by the Issuer and guaranteed by one or more of the Guarantors.

        "Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person is merged or consolidated with the Issuer or becomes a Subsidiary of the Issuer (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time of such merger or consolidation or at the time it becomes a Subsidiary of the Issuer. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

  (2)
  the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

  (4)
  all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables and contingent obligations to pay earn-outs), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

  (5)
  all Capitalized Lease Obligations and all Attributable Debt of such Person;

  (6)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

  (7)
  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of indebtedness of such Person shall be the lesser of:

  (a)
  the fair market value of such asset at such date of determination and

    (b)
    the amount of such Indebtedness of such other Persons;

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

  (9)
  all obligations of the type referred to in clauses (1) through (8) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is a party or a beneficiary.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "— Certain Covenants — Limitation on Restricted Payments":

  (1)
  "Investment" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that, upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

  (a)
  the Issuer's Investment in such Subsidiary at the time of such redesignation less

  (b)
  the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case, as determined in good faith by the Board of Directors.

        "Issuer" means Alaska Communications Systems Group, Inc., a Delaware corporation, but none of its subsidiaries.

        "Legal Holiday" means a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law to close.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

  (1)
  all legal fees and expenses, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments, including any prepayment premiums or penalties, made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

  (4)
  appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof. In the case of any issuance or sale of Income Deposit Securities or similar units consisting in part of Capital Stock, Net Cash Proceeds means only such cash proceeds described in the preceding sentence that are allocable to the Capital Stock component of such Income Deposit Securities or units, net of fees, expenses and taxes allocable to such Capital Stock component.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, costs, expenses and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Issuer.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

        "Permitted Investment" means an Investment by the Issuer or any Restricted Subsidiary in:

  (1)
  the Issuer, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  another Person if as a result of such investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

  (3)
  Temporary Cash Investments;

  (4)
  receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  any loans or advances to employees made in the ordinary course of business consistent with past practices of the Issuer or such Restricted Subsidiary and not exceeding $5 million in the aggregate outstanding at any one time;

  (7)
  stock, obligations or securities received in settlement of (or foreclosure with respect to) debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

  (8)
  any Person to the extent such Investment represents the non-cash or deemed cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under "— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock";

  (9)
  any Investment existing on the Closing Date;

  (10)
  Hedging Obligations permitted under paragraph (8) of the covenant described under "— Certain Covenants — Limitation on Indebtedness";

  (11)
  guarantees of Indebtedness permitted under the covenant described under "— Certain Covenants — Limitation on Indebtedness";

  (12)
  Investments which are made exclusively with Capital Stock of the Issuer (other than Disqualified Stock);

  (13)
  Investments which are made exclusively with Income Deposit Securities of the Issuer; provided that (A) not less than      % of the fair market value of such Income Deposit Securities at the time of the Investment shall be attributable to the fair market value of the underlying Capital Stock and (2) the Incurrence of any Indebtedness underlying any such Income Deposit Securities shall have been permitted under the covenant described under "— Certain Covenants — Limitation on Indebtedness"; and

  (14)
  additional investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed $10 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

        "Permitted Joint Venture Interests" means equity interests representing at least 35% of the Voting Stock of a Person engaged in a business in which the Issuer was engaged at the Closing Date or a Related Business.

        "Permitted Liens" means, with respect to any Person:

  (1)
  pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

  (2)
  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

  (3)
  Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

  (4)
  Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

  (5)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (6)
  Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property or assets of such Person; provided, however, that the Lien may not extend to any other property or assets owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property or assets subject to the Lien;

  (7)
  Liens to secure Bank Indebtedness or other Senior Debt permitted pursuant to the covenant described under "— Certain Covenants — Limitation on Indebtedness";

  (8)
  Liens existing on the Closing Date;

  (9)
  Liens on property, assets, or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens do not extend to any other property or assets owned by such Person or any of its Subsidiaries;

  (10)
  Liens on property or assets at the time such Person or any of its Subsidiaries acquires the property or assets, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens do not extend to any other property or assets owned by such Person or any of its Subsidiaries;

  (11)
  Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person;

  (12)
  Liens securing Indebtedness so long as the amount of outstanding Indebtedness secured by Liens Incurred pursuant to this clause (12) does not exceed 5% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of the Issuer as of the end of the most recent fiscal quarter ending at least 45 days prior thereto;

  (13)
  Liens securing obligations under Interest Rate Agreements so long as such obligations relate to Indebtedness that is, and is permitted under the indenture to be, secured by a Lien on the same property or assets securing such obligations; and

  (14)
  Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (8), (9) and (10); provided, however, that:

  (a)
  such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property); and

  (b)
  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

  (i)
  the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by Liens described under the foregoing clauses (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien under the indenture; and

  (ii)
  an amount necessary to pay any fees and expenses, including premiums, related to such Refinancings.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note that is due or overdue or is to become due at the relevant time.

        "Purchase Money Indebtedness" means Indebtedness:

  (1)
  consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

  (2)
  incurred to finance the acquisition by the Issuer or a Restricted Subsidiary of such asset, including additions and improvements; provided, however, that such Indebtedness is incurred within 180 days before or after the acquisition by the Issuer or such Restricted Subsidiary of such asset.

        "Reclassification" means the reclassification of all of the Issuer's outstanding common stock into the right to receive cash and shares of Class B Common Stock on the Closing Date.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, replace, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, repay, redeem, retire, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Issuer or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the indenture (including Indebtedness of the Issuer that Refinances Refinancing Indebtedness); provided, however, that:

  (1)
  the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

  (3)
  such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) which, after deduction of reasonable and customary fees and expenses incurred in connection with such Refinancing, including any premium paid in connection with the Indebtedness being Refinanced, is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced; and

  (4)
  if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

  provided further, however, that Refinancing Indebtedness shall not include:

  (a)
  Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Issuer; or

  (b)
  Indebtedness of the Issuer or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Related Business" means any business related, ancillary or complementary to the businesses of the Issuer and the Restricted Subsidiaries on the Closing Date.

        "Responsible Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the indenture.

        "Restricted Subsidiary" means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

        "SEC" means the Securities and Exchange Commission.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

        "Subordinated Obligation" means any Indebtedness of the Issuer or any Guarantor (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

        "Subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity:

  (1)
  of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held; or

  (2)
  that is, as of such date, otherwise controlled by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

        "Telecommunications Assets" means (1) assets used or useful in the operating businesses of the Issuer and its Restricted Subsidiaries at the Closing Date or in a Related Business or (2) equity interests representing a majority of the Voting Stock of Persons engaged in such businesses.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Issuer) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P"); and

  (5)
  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's Investors Service, Inc.

        "TIA" means the Trust Indenture Act of 1939 as in effect on the Closing Date.

        "Total Consolidated Indebtedness" means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of the Issuer and its Restricted Subsidiaries, determined on a

Consolidated basis, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

        "Transactions" means (1) the offering of the IDSs on the Closing Date, (2) the Reclassification (3) the entering into of the Credit Agreement, (4) the repayment of ACSH's existing credit agreement and (5) ACSH entering into the ACSH Swap on the Closing Date, in each case, substantially as described in the prospectus.

        "Trustee" means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

        "Unrestricted Subsidiary" means:

  (1)
  ACS Media Holdings LLC;

  (2)
  any other Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

  (3)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary pursuant to clause (2) above unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

    (a)
    the Subsidiary to be so designated has total Consolidated assets of $1,000 or less; or

    (b)
    if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under "— Certain Covenants — Limitation on Restricted Payments."

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

    (a)
    the Issuer could incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "— Certain Covenants — Limitation on Indebtedness"; and

    (b)
    no Default shall have occurred and be continuing.

        Any such designation of a Subsidiary as a Restricted Subsidiary, and any such designation of a Subsidiary as an Unrestricted Subsidiary pursuant to clause (2) above, by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Issuer all the Capital Stock of which (other than directors' qualifying shares) is owned by the Issuer or another Wholly Owned Subsidiary.

LEGAL MATTERS

        The validity of the issuance of the Class B common stock and the IDSs registered hereby, including the shares of our Class A common stock and notes represented thereby, as well as the validity of the issuance of the subsidiary guarantees of the notes by the Delaware subsidiary guarantors, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the issuance of the subsidiary guarantees of the notes by the Alaska subsidiary guarantors will be passed upon for us by Birch, Horton, Bittner and Cherot.

EXPERTS

        The consolidated financial statements of as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and the related financial statement schedule, included in this information statement/prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and our adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the United States Securities and Exchange Commission, or SEC, a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, or the Securities Act, relating to the issuance of the IDSs, common stock, notes, and the associated guarantees of the notes to be issued by substantially all of our subsidiaries pursuant to the proposed reclassification. We have also filed an Information Statement on Schedule 14C (the "Schedule 14C"), which forms a part of the registration statement on Form S-4, and a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), pursuant to the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder, or the Exchange Act, in connection with the reclassification. Copies of the Form S-4 registration statement, the Schedule 14C, and the Schedule 13E-3 may be obtained as set forth below. We are subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may also retrieve these materials at the SEC's Internet website at http://www.sec.gov.

        This information statement/prospectus does not contain all the information set forth or incorporated by reference in the Form S-4 registration statement and the Schedule 13E-3 and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information, reference is made to the Form S-4 registration statement and the Schedule 13E-3 and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the SEC and may be obtained upon payment of the fee prescribed by the SEC, or may be examined without charge at the offices of the SEC. Statements contained in this information statement/prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Form S-4 registration statement or the Schedule 13E-3 or such other document, and each such statement is qualified in all respects by such reference.

        We have also filed a separate registration statement on Form S-1 under the Securities Act with respect to the IDSs proposed to be sold in the IDS public offering and the separate notes proposed to be sold in the public notes offering.

        Our website is www.acsalaska.com. Our filings are available on our investor relations website, www.alsk.com. Information contained in or connected to our website is not a part of this information statement/prospectus. You may also obtain copies of any of our filings with the SEC, at no charge, by writing or telephoning us at the following address or telephone number: Alaska Communications Systems Group, Inc., 600 Telephone Avenue, Anchorage, Alaska 99503, Attention: Investor Relations, telephone number (907) 297-3000.

        TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS, OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN FIVE DAYS BEFORE THE COMPLETION OF THE RECLASSIFICATION.

        You should rely only on the information contained or incorporated by reference in this information statement/prospectus. We have not authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should assume that the information contained in this information statement/prospectus is accurate only as of the date on the front cover of this information statement/prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

GENERAL INFORMATION

        We will pay the cost of printing and distributing this information statement/prospectus to our stockholders. Brokers, nominees and other custodians will be instructed to forward copies of this information statement/prospectus to the beneficial owners of shares of our existing common stock held in custodial accounts. We will reimburse brokers, nominees and other custodians for the expenses incurred in forwarding this information statement/prospectus to the beneficial owners of our existing common stock.

GLOSSARY

        The following are definitions of certain telecommunications and other terms we use in this information statement/prospectus.

1xRTT	Single carrier radio transmission technology, a third generation wireless technology based on the CDMA platform.
APUC
Alaska Public Utilities Commission. A state regulatory body empowered to establish and enforce rules and regulations governing public utility companies and others, such as the Company, within the State of Alaska. APUC was superseded by the Regulatory Commission of Alaska in 1999.
AUSF	Alaska Universal Service Fund. The Alaska Universal Service Fund was created by the Alaska Public Utilities Commission to help maintain affordable telephone service throughout Alaska.
CDMA
Code Division Multiple Access. A digital spread-spectrum wireless technology which allows a large number of users to access a single frequency band that assigns a code to all speech bits, sends a scrambled transmission of the encoded speech over the air, and reassembles the speech to its original format.
CLEC	Competitive local exchange carrier. A company that provides local exchange services in competition with the ILEC.
DSL
Digital Subscriber Line. An information transfer standard for transmitting digital voice and data over ordinary copper telephone lines at speeds up to 1.544 Mbps, versus 28.8 to 56 Kbps for dial-up modem connections..
E911
Enhanced 911. A location technology advanced by the FCC that will enable mobile, or cellular, phones to process 911 emergency calls and enable emergency services to locate the geographic position of the caller.
ETC	Eligible Telecommunications Carrier. An eligible telecommunications carrier is a common carrier that has been designated to receive universal service support.
FCC	Federal Communications Commission. A federal regulatory body empowered to establish and enforce rules and regulations governing public interstate communications.
EVDO	Evolution Data Only.
ILEC	Incumbent local exchange carrier. A company historically providing local telephone service.
ISP	Internet Service Provider. A company formed to provide Internet access to consumer and business customers via local networks.
K or Kbps	Kilobits per second. A measure of digital information transmission rates. One kilobit equals 1,024 bits of digital information. Normally, 10 bits are used for each alphanumeric character.
LEC	Local exchange carrier. A company providing local telephone services.
Mbps	Megabits per second. One Mbps is equal to 1,000 Kbps.
MPLS/ATM
Multi-Protocol Label Switching over Asynchronous Transfer Mode/Asynchronous Transfer Mode. Communications protocol standards that provide for information transfers in packet-based formats that can be made to operate together to improve the delivery speeds of data, video, and voice traffic.

NECA
National Exchange Carrier Association. The National Exchange Carrier Association administers the FCC's "access charge" plan (access charges are the fees long distance companies pay to access the local phone network to complete calls), the Universal Service Fund, the Interstate Telecommunications Relay Fund, and the Lifeline/Link-Up programs.
PCS
Personal Communication Service. A wireless telephone service, similar to cellular, allowing a person to receive and make calls from any location via a hand-held device within the area serviced by the personal communication service.
RCA	Regulatory Commission of Alaska. The Regulatory Commission of Alaska is responsible for the regulation of public utilities in Alaska.
TDMA
Time Division Multiple Access. A digital spread-spectrum technology which allocates a discrete amount of frequency bandwidth to each user in order to permit more than one simultaneous conversation on a single RF channel.
UNE	Unbundled network element. A defined unit of the physical telecommunications infrastructure.
USF
Federal Universal Service Fund. The federal Universal Service Fund was established under the direction of the FCC to compensate carriers for the high cost of providing universal telecommunications services in rural areas.

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Alaska Communications Systems Group, Inc.
Anchorage, Alaska

        We have audited the consolidated balance sheets of Alaska Communications Systems Group, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits included the financial statement schedule listed in the Index at page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alaska Communications Systems Group, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and as discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. No. 143, Accounting for Asset Retirement Obligations.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
March 3, 2004

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Consolidated Balance Sheets

December 31, 2003 and 2002

(In Thousands Except Per Share Amounts)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$97,798	$18,565
Restricted cash	3,635	3,440
Accounts receivable — trade, net of allowance of $4,432 and $6,075	41,718	48,820
Materials and supplies	10,099	11,203
Prepayments and other current assets	5,850	6,172
Assets held for sale	—	261

Total current assets	159,100	88,461
Property, plant and equipment	1,041,904	1,090,365
Less: Accumulated depreciation and amortization	603,760	574,387

Property, plant and equipment, net	438,144	515,978
Goodwill	38,403	77,225
Intangible assets, net	22,055	23,269
Debt issuance costs, net of amortization of $5,417 and $16,365	18,939	21,529
Deferred charges and other assets	8,750	26,047

Total assets	$685,391	$752,509

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term obligations	$1,982	$5,649
Accounts payable — affiliates	5,082	1,319
Accounts payable, accrued and other current liabilities	47,303	49,796
Income taxes payable	1,095	—
Advance billings and customer deposits	8,766	9,804

Total current liabilities	64,228	66,568
Long-term obligations, net of current portion	548,238	602,114
Other deferred credits and long-term liabilities	71,065	83,819
Commitments and contingencies	—	—
Class B common stock	—	—
Stockholders' equity:
Preferred stock, no par, 5,000 authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 145,000 shares authorized, 33,611 and 33,481 shares issued and 29,343 and 30,745 outstanding, respectively	336	334
Common stock, $.01 par value; 267 shares subject to mandatory redemption	(1,198)	—
Class A common stock	—	—
Class C common stock	—	—
Treasury stock, 4,268 and 2,736 shares, respectively, at cost	(17,118)	(12,082)
Paid in capital in excess of par value	278,181	277,810
Accumulated deficit	(253,798)	(247,168)
Accumulated other comprehensive loss	(4,543)	(18,886)

Total stockholders' equity	1,860	8

Total liabilities and stockholders' equity	$685,391	$752,509

See Notes to Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Consolidated Statements of Operations

Years Ended December 31, 2003, 2002 and 2001

(In Thousands Except Per Share Amounts)

	2003	2002	2001
Operating revenues:
Local telephone	$215,387	$226,447	$221,411
Wireless	46,548	43,180	41,894
Directory	11,631	33,604	33,870
Internet	33,026	20,847	13,724
Interexchange	16,956	16,066	17,626

Total operating revenues	323,548	340,144	328,525
Operating expenses:
Local telephone (exclusive of depreciation and amortization)	116,354	114,582	117,820
Wireless (exclusive of depreciation and amortization)	31,064	29,352	27,429
Directory (exclusive of depreciation and amortization)	5,249	14,170	14,684
Internet (exclusive of depreciation and amortization)	45,523	31,299	16,577
Interexchange (exclusive of depreciation and amortization)	25,542	23,647	25,784
Contract termination and asset impairment charges	54,858	—	—
Depreciation and amortization	82,185	82,940	79,108
Loss (gain) on disposal of assets, net	(112,622)	2,163	—
Goodwill impairment loss	—	64,755	—

Total operating expenses	248,153	362,908	281,402

Operating income (loss)	75,395	(22,764)	47,123
Other income and expense:
Interest expense	(71,470)	(51,704)	(60,157)
Interest income and other	(10,191)	2,203	3,250
Equity in income (loss) of investments	783	—	69

Total other income (expense)	(80,878)	(49,501)	(56,838)

Loss before income taxes, discontinued operations and cumulative effect of change in accounting principle	(5,483)	(72,265)	(9,715)
Income tax expense (benefit)	1,095	—	(195)

Loss from continuing operations	(6,578)	(72,265)	(9,520)
Loss from discontinued operations	(52)	(7,632)	(1,718)

Loss before cumulative effect of change in accounting principle	(6,630)	(79,897)	(11,238)
Cumulative effect of change in accounting principle	—	(105,350)	—

Net loss	$(6,630)	$(185,247)	$(11,238)

Loss per share — basic and diluted:
Loss from continuing operations	$(0.22)	$(2.30)	$(0.30)
Loss from discontinued operations	(0.00)	(0.24)	(0.06)
Cumulative effect of change in accounting principle	—	(3.35)	—

Net loss	$(0.22)	$(5.89)	$(0.36)

Weighted average shares outstanding:
Basic	29,980	31,464	31,523

Diluted	29,980	31,474	31,523

See Notes to Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2003, 2002 and 2001

(In Thousands, Except Per Share Amounts)

	Common Stock	Shares Subject to Mandatory Redemption	Treasury Stock	Paid in Capital in Excess of Par	Accumulated Deficit	Accumulated Other Comprehensive Loss	Stockholders' Equity
Balance, December 31, 2000	$330	$—	$(9,735)	$275,468	$(50,683)	$—	$215,380
Components of comprehensive loss:
Net loss	—	—	—	—	(11,238)	—	(11,238)
Minimum pension liability adjustment	—	—	—	—	—	(2,392)	(2,392)
Interest rate swap marked to market	—	—	—	—	—	(11,437)	(11,437)

Total comprehensive loss							(25,067)
Issuance of 220 shares of common stock, $.01 par	2	—	—	1,372	—	—	1,374

Balance, December 31, 2001	332	—	(9,735)	276,840	(61,921)	(13,829)	191,687
Components of comprehensive loss:
Net loss	—	—	—	—	(185,247)	—	(185,247)
Minimum pension liability adjustment	—	—	—	—	—	(2,342)	(2,342)
Interest rate swap marked to market	—	—	—	—	—	(2,715)	(2,715)

Total comprehensive loss							(190,304)
Issuance of 260 shares of common stock, $.01 par	2	—	—	970	—	—	972
Purchase of 1,205 shares of treasury stock	—	—	(2,347)	—	—	—	(2,347)

Balance, December 31, 2002	334	—	(12,082)	277,810	(247,168)	(18,886)	8
Components of comprehensive income:
Net loss	—	—	—	—	(6,630)	—	(6,630)
Minimum pension liability adjustment	—	—	—	—	—	191	191
Interest rate swap marked to market	—	—	—	—	—	14,152	14,152

Total comprehensive income							7,713
Issuance of 130 shares of common stock, $.01 par	2	—	—	265	—	—	267
Grant of 200 shares from treasury stock	—	—	794	106	—	—	900
Purchase of 1,732 shares of treasury stock	—	—	(5,830)	—	—	—	(5,830)
267 shares subject to mandatory redemption	—	(1,198)	—	—	—	—	(1,198)

Balance, December 31, 2003	$336	$(1,198)	$(17,118)	$278,181	$(253,798)	$(4,543)	$1,860

See Notes to Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

(In Thousands)

	2003	2002	2001
Cash Flows from Operating Activities:
Net loss	$(6,630)	$(185,247)	$(11,238)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on discontinued operations	52	7,632	1,718
Cumulative effect of change in accounting principle	—	105,350	—
Depreciation and amortization	82,185	82,940	79,108
Loss (gain) on disposal of assets and asset impairment charges, net	(48,863)	2,163	—
Goodwill impairment loss	—	64,755	—
Amortization of debt issuance costs, original issue discount and warrants	17,048	4,524	4,644
Non-cash stock based compensation expense	900	—	—
Other non-cash expenses	4,118	—	—
Capitalized interest	(162)	(1,157)	(1,416)
Other deferred credits	1,643	3,073	223
Changes in components of working capital:
Accounts receivable and other current assets	7,451	(4,722)	95
Accounts payable and other current liabilities	(6,380)	(12,460)	5,530
Other	(1,072)	(1,375)	(2,386)
Net cash used in discontinued operations	(41)	(649)	(1,015)

Net cash provided by operating activities	50,249	64,827	75,263
Cash Flows from Investing Activities:
Construction and capital expenditures, net of capitalized interest	(48,404)	(67,277)	(87,582)
Net proceeds from sale of business unit	155,269	—	—
Release of funds from escrow	3,539	3,706	—
Placement of funds in escrow	(3,725)	—	(6,932)
Issuance of note receivable	—	(15,000)	—
Other investing activities	—	—	31

Net cash provided (used) by investing activities	106,679	(78,571)	(94,483)
Cash Flows from Financing Activities:
Payments on long-term debt	(434,102)	(7,328)	(3,038)
Proceeds from issuance of long-term debt	375,970	—	—
Debt issuance costs	(14,000)	—	—
Issuance of common stock	267	972	1,374
Purchase of treasury stock	(5,830)	(2,347)	—

Net cash used by financing activities	(77,695)	(8,703)	(1,664)
Increase (decrease) in cash	79,233	(22,447)	(20,884)
Cash and cash equivalents at beginning of the year	18,565	41,012	61,896

Cash and cash equivalents at the end of the year	$97,798	$18,565	$41,012

Supplemental Cash Flow Data:
Interest paid	$51,534	$48,087	$51,716
Income taxes paid	—	—	—
Supplemental Noncash Transactions:
Property acquired under capital leases and mortgages	$2,340	$4,187	$—
Minimum pension liability adjustment	(191)	2,342	2,392
Interest rate swap marked to market	(14,152)	2,715	11,437

See Notes to Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

(In Thousands Except Per Share Amounts)

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Alaska Communications Systems Group, Inc. and Subsidiaries (the "Company" or "ACS Group"), a Delaware corporation, is engaged principally in providing local telephone, wireless, Internet, interexchange network and other services to its retail consumer and business customers and wholesale customers in the State of Alaska through its telecommunications subsidiaries. The Company was formed in October of 1998 for the purpose of acquiring and operating telecommunications properties.

        The accompanying consolidated financial statements for the Company are as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and represent the consolidated financial position, results of operations and cash flows principally of ACS Group and the following wholly owned subsidiaries:

  •
  Alaska Communications Systems Holdings, Inc. ("ACS Holdings")
  •
  ACS of Alaska, Inc. ("ACSAK")
  •
  ACS of the Northland, Inc. ("ACSN")
  •
  ACS of Fairbanks, Inc. ("ACSF")
  •
  ACS of Anchorage, Inc. ("ACSA")
  •
  ACS Wireless, Inc. ("ACSW")
  •
  ACS Long Distance, Inc. ("ACSLD")
  •
  ACS Internet, Inc. ("ACSI")

        On May 8, 2003, the Company completed the sale of a majority interest (87.42%) in the newly formed ACS Media, LLC (the "Directories Business"). Subsequently, on August 27, 2003, the Company disposed of substantially all of its remaining interest in the Directories Business. As a result of this transaction, the Company now owns less than 0.1% of the Directories Business. See Note 10, Gain on Disposal of Assets, for additional information on this transaction.

        On July 6, 2001, the Company acquired the assets and business of Internet Plus, L.L.C., d/b/a MosquitoNet, a Fairbanks based Internet service provider with approximately 5,000 customers. The acquisition has been accounted for using the purchase method and its operating results have been included in the consolidated statements of operations from the date of acquisition.

        A summary of significant accounting policies followed by the Company is set forth below:

Basis of Presentation

        The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany balances have been eliminated. Certain reclassifications have been made to the 2002 and 2001 financial statements to make them conform to the current presentation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting the financial statements are those related to the realizable value of accounts receivable, materials and supplies, long-lived assets, income taxes and network access revenue reserves. Actual results may differ from those estimates.

Cash and Cash Equivalents

        For purposes of the consolidated balance sheets and statements of cash flows, the Company generally considers all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

Restricted Cash

        The Company has placed restricted cash in certificate of deposits as required under the terms of certain contracts to which it is a party. When the restrictions are lifted, the Company will transfer the funds back into its operating accounts.

Materials and Supplies

        Materials and supplies are carried in inventory at the lower of weighted average cost or market.

Property, Plant and Equipment

        Telephone plant is stated substantially at original cost of construction. Telephone plant retired in the ordinary course of business, together with the cost of removal, less salvage, is charged to accumulated depreciation with no gain or loss recognized. Renewals and betterments of telephone plant are capitalized while repairs, as well as renewals of minor items, are charged to operating expense as incurred. The Company provides for depreciation of telephone plant on the straight-line method, using rates approved by regulatory authorities. The composite annualized rate of depreciation for all classes of property, plant, and equipment was 7.0%, 7.4%, and 7.0% for 2003, 2002 and 2001, respectively.

        Non-Telephone plant is stated at purchased cost and, when sold or retired, a gain or loss is recognized. Depreciation of such property is provided on the straight-line method over its estimated service life ranging from three to 20 years.

        The Company is the lessee of equipment and buildings under capital leases expiring in various years through 2019. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation and amortization expense for 2003, 2002 and 2001.

Debt Issue Costs

        Underwriting, legal, accounting, printing, and other fees and expenses associated with the issuance of the Company's senior credit facility, senior subordinated notes, senior unsecured notes and senior discount debentures are being amortized using the straight-line method which approximates the effective interest method, over the term of the debt. During 2003, the Company early extinguished its old bank credit facility which resulted in a write off to expense of $13,053 of debt issue costs. Debt issue costs amortization included in interest expense for 2003, 2002 and 2001 was $16,591, $4,239, and $4,360, respectively.

Original Issue Discounts

        Certain debt instruments of the Company have been issued below their face value, resulting in original issue discounts that are recorded net in long-term debt. These original issue discounts are amortized using the effective interest method. Original issue discount amortization included in interest expense for 2003, 2002 and 2001 was $457, $285, and $284, respectively.

Treasury Stock

        The Company was authorized by its Board of Directors in November 2003 to repurchase up to $10,000 of its common stock. As of December 31, 2003, ACS Group has acquired 105 shares of its common shares for $472 under this authorization, which expires in December 2004. During 2002, the Company was authorized by its Board of Directors to repurchase up to $15,000 of it common stock. ACS Group acquired 2,832 shares of its common shares for $7,705 under this authorization, which expired in November 2003. The treasury stock acquired under these authorizations is being held for general corporate purposes.

        The Company funded the grant of 200 shares of stock to an officer of the Company using treasury stock in October 2003.

Revenue Recognition

        Substantially all recurring service revenues are billed one month in advance and are deferred until earned. Nonrecurring and usage sensitive revenues are billed in arrears and are recognized when earned. Additionally, the Company establishes estimated bad debt reserves against uncollectible revenues incurred during the period. During 2003 and 2002, one customer accounted for 10% and 11%, respectively, of consolidated revenues and no other customer accounted for more than 10% of consolidated revenue. During 2001, no customer accounted for more than 10% of the consolidated revenues of the Company.

        In October and November 2001, under two separate regulatory orders, ACSA was authorized to implement interim and refundable rate increases for both loop rental rates on unbundled network elements and for local service revenue. The Company recognized $3,753, $4,940 and $465 of revenue during 2003, 2002 and 2001, respectively, associated with these rate increase authorizations. Management believes that it is unlikely the Company will have a refund obligation associated with these interim rate increases upon final adjudication of rates.

        Access revenue is recognized when earned. The Company participates in toll revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the Regulatory Commission of Alaska ("RCA") within the intrastate jurisdiction and the Federal Communications Commission ("FCC") within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial statements, available separations studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional operational information becomes available. To the extent that disputes arise over revenue settlements, the Company's policy is to defer revenue collected until settlement methodologies are resolved and finalized. During the second quarter of 2002, the Company recognized as revenue $11,066 of previously deferred interstate access revenue and reversed $1,673 of interest expense previously accrued thereon as a result of a favorable ruling by the District of Columbia Court of Appeals related to a dispute on interstate access rates for the Anchorage market. At December 31, 2003 and 2002, the Company had liabilities of $15,212 and $20,548, respectively, related to its estimate of refundable access revenue.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes reflect the temporary differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that management believes it is more likely than not that such deferred tax assets will not be realized. One of the companies acquired in May 1999 had an unamortized regulatory liability related to investment tax credits of which the remaining $195 was amortized against income in 2001.

Regulatory Accounting and Regulation

        The local telephone exchange operations of the Company account for costs in accordance with the accounting principles for regulated enterprises prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, under SFAS No. 71, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years.

        The Company implemented, effective January 1, 2003, higher depreciation rates for its regulated telephone plant for the interstate jurisdiction, which management believes approximate the economically useful lives of the underlying plant. As a result, the Company has recorded a regulatory asset under SFAS No. 71 of $17,231 as of December 31, 2003 related to depreciation of the regulated telephone plant allocable to its intrastate and local jurisdictions. The Company has also deferred as a regulatory asset $894 of costs incurred in connection with regulatory rate making proceedings, which is being amortized over three years starting in 2003. The balance of this regulatory asset was $596 at December 31, 2003. If the Company were not following SFAS No. 71, these costs would have been charged to expense as incurred. The Company also has a regulatory liability of $50,546 at December 31, 2003 related to accumulated removal costs. If the Company were not following SFAS No. 71, it would have followed SFAS No. 143 for asset retirement obligations. Non-regulated revenues and costs incurred by the local telephone exchange operations and non-regulated operations of the Company are not accounted for under SFAS No. 71 principles.

        The local telephone exchange activities of the Company are subject to rate regulation by the FCC for interstate telecommunication service and the RCA for intrastate and local exchange telecommunication service. The Company, as required by the FCC, accounts for such activity separately. Long distance services of the Company are subject to rate regulation as a non-dominant interexchange carrier by the FCC for interstate telecommunication services and the RCA for intrastate telecommunication services. Wireless and Internet operations are not subject to rate regulation.

Change in Accounting Estimate

        During the third quarter of 2002, the Company changed its estimate of the useful lives of certain classes of assets, resulting in additional depreciation expense of $2,206, or $0.07 per share for the year ended December 31, 2002.

Comprehensive Income (Loss)

        Comprehensive income (loss) represents net income (loss) plus the results of certain stockholders' equity changes not reflected in the consolidated statements of operations. For 2003, 2002 and 2001, the Company has provided an income tax valuation allowance equal to the income tax benefit resulting from its other comprehensive income (loss). The components of accumulated other comprehensive loss is as of the follows at December 31, 2003 and 2002:

	2003	2002
Accumulated other comprehensive loss:
Minimum pension liability adjustment	$4,543	$4,734
Interest rate swap mark to market	—	14,152

Accumulated other comprehensive loss	$4,543	$18,886

Stock Incentive Plans

        The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock incentive plans. Accordingly, no compensation cost has been recognized for options with exercise prices equal to or greater than fair value on the date of grant. No compensation costs were charged to operations in 2003, 2002 or 2001. If compensation costs had been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share on a pro forma basis for 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net loss:
As reported	$(6,630)	$(185,247)	$(11,238)
Pro forma	(6,787)	(186,702)	(12,706)
Net loss per share — basic and diluted:
As reported	$(0.22)	$(5.89)	$(0.36)
Pro forma	(0.23)	(5.93)	(0.40)

        The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants:

	2003	2002	2001
Risk free rate	3.39%	2.88%	4.45%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility factor	55.5%	60.8%	55.2%
Expected option life (years)	6.8	6.1	5.9

Recent Accounting Pronouncements

        On August 15, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the obligation is settled for its recorded amount or a gain or loss is recognized upon settlement.

        In accordance with federal and state regulations, depreciation expense for the Company's local exchange carriers regulated operations have historically included an additional provision for cost of removal. Under SFAS No. 143, the additional cost of removal provision would no longer be included in depreciation expense, because it does not meet the recognition and measurement principles of an asset retirement obligation. On December 20, 2002, the FCC notified local exchange carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company will continue to record depreciation expense for cost of removal for its local exchange carrier subsidiaries that follow SFAS No. 71 accounting. Prior to SFAS 143, asset removal costs that qualified and did not qualify for asset retirement obligations were recorded in

Accumulated depreciation. For 2002, $50,889 in asset retirement costs have been reclassified from Accumulated depreciation to accumulated retirement removal costs in Other deferred credits and long- term liabilities. The accumulated asset retirement removal costs for 2003 were reclassified as regulatory liabilities in accordance with SFAS No. 143 and SFAS No. 71. Accumulated retirement removal costs in Other deferred credits and long-term liabilities not qualifying for asset retirement obligations were $50,546 at December 31, 2003.

        The Company applied the provisions of SFAS No. 143 to its nonregulated subsidiaries effective January 1, 2003. The Company's wireless segment has entered into cell site operating leases, which are subject to the provisions of this statement. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. The Company's initial adoption of this statement did not have a material impact on its results of operations, financial position or cash flows.

        In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that companies recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company's adoption of this statement did not have a material impact on its financial position, results of operations, or cash flows.

        On December 31, 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not currently have plans to change to the fair value method of accounting for its stock based compensation. The disclosure requirements are now effective.

        On April 30, 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company's adoption of this statement did not have a material impact on its financial position, results of operations, or cash flows.

        On May 15, 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The new Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity, be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no effect on the Company's financial position, results of operations or cash flows. Subsequently, the Company entered into an agreement in September 2003 with a retiring officer to reacquire 267 shares of the Company's stock owned by the officer in January 2004. As a result the Company has classified those shares as shares subject to mandatory redemption within stockholders' equity, as described in Note 18 "Related Party Transactions" to the audited consolidated financial statements included in this prospectus.

        In December 2003, the FASB reissued SFAS No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. This revised statement requires expanded disclosures with respect to pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. However this revised statement does not change the measurement and recognition provisions of previous FASB statements related to pensions and other postretirement benefits. The Company was required to adopt this revised statement for 2003. The Company's adoption of this revised statement did not have a material impact on its financial position, results of operations, or cash flows. The expanded disclosures required by this statement are included in Note 16.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The recognition and measurement provisions are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no effect on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities (revised December 2003). FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements are effective for all variable interest entities created after January 31, 2003, and to pre-existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements are effective for financial statements issued after January 31, 2003. The adoption of FIN 46 has no effect on the Company's financial position, results of operations or cash flows.

2. ACCOUNTS RECEIVABLE

        Accounts receivable — trade consists of the following at December 31, 2003 and 2002:

	2003	2002
Accounts receivable — trade:
Customers	$31,915	$37,638
Connecting companies	9,842	12,032
Other	4,393	5,225

	46,150	54,895
Less allowance for doubtful accounts	4,432	6,075

Accounts receivable — trade, net	$41,718	$48,820

3. PROPERTY, PLANT AND EQUIPMENT

        Property, plant, and equipment consists of the following at December 31, 2003 and 2002:

	2003	2002
Property, plant, and equipment:
Land, buildings and support assets	$191,314	$192,832
Central office switching and transmission	296,253	314,316
Outside plant cable and wire facilities	466,019	499,720
Wireless switching and transmission systems	54,524	51,538
Other	3,490	4,393
Assets held for future use	3,599	3,492
Construction work in progress	26,705	24,074

	1,041,904	1,090,365
Less: Accumulated depreciation and amortization	603,760	574,387

Property, plant and equipment, net	$438,144	$515,978

        The following is a summary of property held under capital leases included in the above property, plant and equipment:

	2003	2002
Property held under capital leases:
Land, buildings and support assets	$14,624	$16,930
Outside plant cable and wire facilities	2,115	2,710

	16,739	19,640
Less: Accumulated depreciation and amortization	6,090	6,612

Property held under capital leases, net	$10,649	$13,028

        Amortization of assets under capital leases included in depreciation expense in 2003, 2002 and 2001 is $1,740 $2,333, and $1,202, respectively.

        The Company leases various land, buildings, right-of-ways, and personal property under operating lease agreements. Rental expenses under operating leases for 2003, 2002 and 2001 were $3,049, $3,733, and $3,971, respectively. Future minimum payments under these leases for the next five years and thereafter are as follows:

2004	$1,939
2005	1,727
2006	1,282
2007	954
2008	768
Thereafter	750

$7,420

4. GOODWILL AND OTHER INTANGIBLE ASSETS

        Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with the guidelines of this accounting principle, goodwill and indefinite-lived intangible assets are no longer amortized but are assessed for impairment on at least an annual basis. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

        Goodwill amortization, which was $7,741 for the year ended December 31, 2001, ceased effective January 1, 2002. In the first quarter of 2002, pursuant to SFAS No. 142, the Company completed its reassessment of previously recognized intangible assets, and ceased amortization of indefinite-lived intangible assets.

        Wireless and PCS licenses have terms of 10 years, but are renewable indefinitely through a routine process involving a nominal fee. The Company has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful life of its wireless and PCS licenses. Therefore, the Company is no longer amortizing its wireless and PCS licenses based on the determination that these assets have indefinite lives. In accordance with SFAS No. 142, the Company evaluates its determination of an indefinite useful life of its wireless and PCS licenses each reporting period. SFAS No. 142 requires that indefinite lived intangible assets be tested for impairment at least annually by comparing the fair value of the assets to their carrying amount. Upon adoption of SFAS No. 142 on January 1, 2002, the Company completed an impairment test for its wireless and PCS licenses that determined recognition of an impairment loss was not necessary, as the carrying value of its wireless and PCS licenses did not exceed their fair value. The Company performs its annual impairment test as of the beginning of the fourth quarter or more frequently if events or changes in circumstance indicate possible impairment. The Company determined the fair value of its wireless and PCS licenses for purposes of these tests primarily by first performing a market value comparison of similar licenses against their carrying value and then performing a discounted cash flow valuation of the reporting unit against its total carrying value, including these licenses.

        SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires the

Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment is then measured in the second step. The second step of the goodwill impairment test compares the implied fair value goodwill of the reporting unit with the carrying amount of that goodwill. The implied fair value of a reporting unit's goodwill is the excess of the fair value of a reporting unit over the amounts assigned to assets and liabilities. If the carrying value amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

        The Company has determined that its business segments constitute reporting units. The Company completed the initial step of impairment testing during the second quarter of 2002 which indicated that goodwill recorded in the local telephone, Internet, and interexchange segments was impaired as of January 1, 2002. Due to the potential impairment, the Company then completed the second step of the test to measure the amount of the impairment. The Company determined the fair value of each reporting unit for purposes of this test primarily by using a discounted cash flow valuation technique. Significant estimates used in the valuation include estimates of future cash flows, both future short-term and long-term growth rates, and estimated cost of capital for purposes of arriving at a discount factor. Based on that analysis, a transitional impairment loss of $105,350 was recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations as of January 1, 2002. The income tax benefit of $39,540 was offset by a valuation allowance.

        The Company performs its annual impairment test as of the beginning of the fourth quarter or more frequently if events or changes in circumstance indicate possible impairment. The Company determines the fair value of each reporting unit for purposes of this test primarily by using a discounted cash flow valuation technique. Significant estimates used in the valuation include estimates of future cash flows, both future short-term and long-term growth rates, and estimated cost of capital for purposes of arriving at a discount factor. The annual impairment test conducted during the fourth quarter of 2003 did not indicate any impairment of goodwill. For the year ended December 31, 2002, an impairment loss of $64,755 in the local telephone segment was recognized in the consolidated statement of operations based on comparing the discounted cash flow model to the carrying value of the reporting units. The Company attributes the impairment loss in the local telephone segment to competitively biased regulatory policy.

        In connection with the Company's adoption of a plan to discontinue its wireless cable television service segment during the first quarter of 2002, the goodwill of that segment was considered impaired, and an impairment charge of $3,165 is included with the results of discontinued operations.

        The changes in the carrying value of goodwill by segment for the years ended December 31, 2003 and 2002 are as follows:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Total
Balance, December 31, 2001	$191,361	$8,850	$8,146	$151	$41,987	$250,495
Impairment losses included in discontinued operations	—	—	—	—	(3,165)	(3,165)
Impairment losses — transitional	(97,053)	—	(8,146)	(151)	—	(105,350)
Impairment losses — annual test	(64,755)	—	—	—	—	(64,755)

Balance, December 31, 2002	29,553	8,850	—	—	38,822	77,225

Sale of business unit	—	—	—	—	(38,822)	(38,822)

Balance, December 31, 2003	$29,553	$8,850	$—	$—	$—	$38,403

        Provided below is a reconciliation of previously reported financial statement information to adjusted amounts that reflect the elimination of goodwill and indefinite-lived intangible amortization for the comparable year ended December 31, 2001 prior to adoption of SFAS No. 142:

	Net loss	Loss per share (basic and diluted):
Reported net loss	$(11,238)	$(0.36)
Add back:
Goodwill amortization	7,741	0.25
Indefinite-lived intangible amortization	528	0.02

Adjusted net loss	$(2,969)	$(0.09)

        In 2003, the Company accelerated the amortization of its other intangible assets and retired those assets. The following table provides the gross carrying value and accumulated amortization for each major class of intangible asset as of December 31, 2003 based on the Company's reassessment of previously recognized intangible assets and their remaining amortization lives in accordance with the adoption of SFAS No. 142:

	Gross Carrying Amount	Accumulated Amortization	Amortizable Life
Amortizable intangible assets:
Customer lists	$915	$457	5
Indefinite-lived intangible assets:
Cellular licenses	$18,194
PCS licenses	3,323
Domain names and trade names	80

Total indefinite-lived intangible assets	$21,597

        For amortizable intangible assets the total intangible amortization expense for the years ended December 31, 2003, 2002 and 2001 was $951, $708, and $616, respectively. The estimated amortization expense for each of the next five years ending December 31 is as follows:

2004	$183
2005	183
2006	92
Thereafter	—

5. ACCOUNTS PAYABLE, ACCRUED AND OTHER CURRENT LIABILITIES

        Accounts payable, accrued and other current liabilities consists of the following at December 31, 2003 and 2002:

	2003	2002
Accounts payable — trade	$12,566	$11,435
Accrued payroll, benefits, and related liabilities	6,077	6,413
Accrued personal time off	5,031	5,200
Accrued interest	9,226	6,392
Refundable access revenue	2,470	9,147
Litigation reserves	3,880	—
Other	10,920	11,209

Accounts payable, accrued and other current liabilities	$50,170	$49,796

6. LONG-TERM OBLIGATIONS

        During the first quarter of 2003, the Company's lenders approved an amendment and waiver to its old senior credit facility that, among other things, permitted the Company to sell its Directories Business and required that, in the event the sale was completed, 75% of proceeds would be used to repay outstanding senior credit facility term loans. This amendment and waiver became effective on May 8, 2003, and on May 13, 2003, the Company paid down $106,650 of its outstanding term loans under its old senior credit facility. As a result of this debt prepayment, the Company charged $3,356 of unamortized debt issue costs attributable to the prepaid term loans to interest expense in May 2003.

        On August 26, 2003, the Company completed the refinancing of its old senior credit facility term loans. The Company entered into a $250,000 new senior credit facility consisting of a term loan facility in an aggregate principal amount of $200,000 and an undrawn revolving credit facility of $50,000. The Company simultaneously issued $182,000 aggregate principal amount of 9 7/8% senior unsecured notes due 2011 at an issue price of approximately 96.7% for net proceeds of $175,970. From these proceeds, the Company paid off the remaining $320,727 of its old senior credit facility, thereby extinguishing it. As a result of this early extinguishment of debt, the Company charged $9,696 of unamortized debt issue costs to interest expense in August 2003.

        Long-term obligations consist of the following at December 31, 2003 and 2002:

	2003	2002
Old senior credit facility term loan — tranche A	$—	$148,500
Old senior credit facility term loan — tranche B	—	148,500
Old senior credit facility term loan — tranche C	—	133,650
New senior credit facility term loan	200,000	—
9 3/8% senior subordinated notes due 2009	150,000	150,000
9 7/8% senior unsecured notes due 2011	182,000	—
Original issue discount — 9 7/8% senior subordinated notes due 2011	(5,856)	—
13% senior discount debentures due 2011	17,313	17,313
Original issue discount — 13% senior discount debentures due 2011	(2,097)	(2,381)
Capital leases and other long-term obligations	8,860	12,181

	550,220	607,763
Less current portion	1,982	5,649

Long-term obligations, net of current portion	$548,238	$602,114

        The aggregate maturities of long-term obligations for each of the five years and thereafter subsequent to December 31, 2003 are as follows:

2004	$1,982
2005	2,008
2006	2,027
2007	2,014
2008	1,834
Thereafter	540,355

$550,220

Senior Credit Facility

        On August 26, 2003, the Company entered into a new bank credit agreement with a syndicate of commercial banks which provide the Company's senior credit facility. The senior credit facility provides a $200,000 term loan and a revolving credit facility with a $50,000 line of credit. The Company's obligations under the senior credit facility are unconditionally and irrevocably guaranteed, joint and severally, by the Company and its subsidiaries, and secured by collateral that includes substantially all of the Company and its subsidiaries' assets. The senior credit facility contains a number of restrictive covenants and events of default, including covenants limiting capital expenditures, incurrence of debt, and the payment of dividends, and requires the Company to achieve certain financial ratios. As of December 31, 2003 the Company was in compliance with all of the covenants of the senior credit facility.

        The term loan of $200,000 is repayable in quarterly principal payments of $500 which commence on March 31, 2004 with the balance due on maturity. The final maturity of the term is loan is

August 26, 2010 or February 14, 2009 if the Company's senior subordinated notes have not been refinanced. The loan bears interest at an annual rate equal (at the Company's option) to: (1) LIBOR plus 3.25% or (2) a rate equal to 2.25% plus the greater of the administrative agent's prime rate or the federal funds rate plus 0.50%. The rate of interest in effect at December 31, 2003 was 4.50% and is based on the LIBOR rate option.

        The senior credit facility also provides a revolving credit facility in the amount of $50,000 that is available, in part, for up to $25,000 in letters of credit and up to $10,000 in the form of swingline loans. This revolving facility is available through August 26, 2008 and outstanding balances thereunder currently will bear interest at an annual rate equal (at the Company's option) to: (1) LIBOR plus 3.00% or (2) a rate equal to 2.00% plus the greater of the administrative agent's prime rate or the federal funds rate plus 0.50%. There were no amounts outstanding under this revolving credit facility as of December 31, 2003.

        On July 24, 1999, the Company entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its floating rate long-term debt. This agreement fixed at 5.99% the underlying variable rate on one-half of the term loan borrowings under the old senior credit facility, or $217,500, expiring in June 2004. The differential to be paid or received was recorded as interest expense in the consolidated statement of operations in the period in which it was recognized. The Company extinguished early its interest rate swap agreement in November 2003 for $7,970, which it charged to interest expense.

  Senior Subordinated Notes

        On May 14, 1999, the Company issued $150,000 in aggregate principal amount of 9 3/8% senior subordinated notes due 2009. Interest on the notes is payable semi-annually on May 15 and November 15. The notes will mature on May 15, 2009, and are redeemable, in whole or in part, at the option of the Company, at any time on or after May 15, 2004 at 104.688% of the principal amount declining to 100% of the principal amount on or after May 15, 2007. The notes contain a number of restrictive covenants, including covenants limiting incurrence of debt and the payment of dividends. As of December 31, 2003 and 2002 the Company was in compliance with all the covenants of the notes.

  Senior Unsecured Notes

        On August 26, 2003, the Company issued $182,000 in aggregate principal amount of 9 7/8% senior unsecured notes due 2011. Interest on the notes is payable semi-annually on February 15 and August 15. The notes will mature on August 15, 2011, and are redeemable, in whole or in part, at the option of the Company, at any time on or after August 15, 2007 at 104.688% of the principal amount declining to 100% of the principal amount on or after August 15, 2010. The notes contain a number of restrictive covenants, including covenants limiting incurrence of debt and the payment of dividends. As of December 31, 2003 the Company was in compliance with all the covenants of the notes.

  Senior Discount Debentures

        On May 14, 1999, the Company issued senior discount debentures due May 15, 2011. Interest accrues at 13.00% and is payable at the Company's option semiannually on May 15 and November 15,

commencing May 15, 2000 until May 15, 2004 when the Company will be required to semiannually pay interest. The outstanding debentures are redeemable, in whole or in part, at the option of the Company, at any time on or after May 15, 2004 at 106.5% of the principal amount declining to 100% of the principal amount on or after May 15, 2009. The debentures contain a number of restrictive covenants, including covenants limiting incurrence of debt and the payment of dividends. As of December 31, 2003 and 2002 the Company was in compliance with all the covenants of the debentures.

  Capital leases and other long-term obligations

        The Company has entered into various capital leases and other debt agreements totaling $8,860 and $12,181 with a weighted average interest rate of 9.71% and 8.05% at December 31, 2003 and 2002, respectively.

7. OTHER DEFERRED CREDITS AND LONG-TERM LIABILITIES

        Deferred credits and other long-term liabilities consists of the following at December 31, 2003 and 2002:

	2003	2002
Refundable access revenue	$12,741	$11,401
Interest rate swap, marked to market	—	14,152
Additional pension liability	5,891	6,285
Other deferred credits	1,887	1,092
Other long-term liabilities — accumulated removal costs	—	50,889
Regulatory liabilities — accumulated removal costs	50,546	—

Total deferred credits and other long-term liabilities	$71,065	$83,819

8. LOCAL TELEPHONE OPERATING REVENUE

        Local telephone operating revenues consist of the following for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Local network service	$96,357	$99,512	$96,270
Network access revenue	97,759	108,335	102,977
Deregulated revenue and other	21,271	18,600	22,164

Total local telephone operating revenues	$215,387	$226,447	$221,411

9. CONTRACT TERMINATION AND ASSET IMPAIRMENT CHARGES

        During the year ended December 31, 2003, the Company recorded $54,858 in contract termination and asset impairment charges. These charges resulted from (1) the early termination of a 5 year comprehensive Telecommunications Partnering Agreement ("TPA") with the State of Alaska and (2) an impairment of fiber optic indefeasible rights of use and IP network and service center assets resulting from the termination of the TPA and changes in the communications industry and the economy. The following table itemizes the components of the contract termination and asset impairment charges:

Contract termination charges:
Contract termination cash settlement	$3,448
Loss on disposal of assets	5,648
Accounts receivable and working capital write-downs	3,575

Total contract termination charges	12,671
Asset impairment charges	42,187

Total contract termination and asset impairment charges	$54,858

Contract Termination Charges

        On September 15, 2003, the Company received notification from the State of Alaska that it intended to terminate the TPA with the Company and disentangle. Subsequently, the Company and the State negotiated and agreed to a definitive Settlement Agreement and Mutual Release (the "Settlement Agreement") effective October 14, 2003, outlining the terms of disentanglement between the parties. Under the terms of the Settlement Agreement, the Company agreed to pay a cash settlement to the State of Alaska of $3,448, one half of which was due upon signing the agreement and one half of which will be due upon completion of disentanglement. The Company also agreed to transfer to the State title to certain assets used in providing services under the TPA which resulted in a net loss on disposal of those assets of $5,648. Based on the terms of the Settlement Agreement, the Company determined that certain accounts receivable and working capital associated with the TPA will not be fully recoverable and has written them down to their estimated net realizable value, resulting in a charge of $3,575 during 2003. The estimated net realizable value of the working capital and which assets are ultimately transferred to the State could change as the Company completes disentanglement, which it expects to do in the first half of 2004.

Asset Impairment Charges

        The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company was prompted to conduct an asset impairment review of its fiber optic Indefeasible Rights of Use ("IRUs") that were acquired in 1999 and 2001 and certain IP network and certain service center assets due to the termination of the TPA by the State of Alaska as discussed above (which was a significant customer using these assets), indications that market pricing of similar assets were significantly below the Company's carrying value, and significant industry and economic trends affecting the Company's ability to generate positive cash flow from these assets in its interexchange and Internet segments. This review was conducted under the guidelines of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of its review, the Company determined that its carrying value of IRUs exceeded their fair value by $27,128 and its carrying value of the IP network and service center assets exceeded their fair value by $15,059. Accordingly, the Company recorded a $42,187 impairment charge and wrote down the assets to their fair value during the third quarter of 2003.

10. GAIN ON DISPOSAL OF ASSETS

        On April 28, 2003, the Company entered into an underwriting agreement with a syndicate of Canadian investment banks to complete the sale of a majority interest in the Directories Business. The Company subsequently filed on April 29, 2003, a final prospectus with Canadian securities regulators to sell a majority interest in its Directories Business in a public offering in Canada to the ACS Media Income Fund (the "Fund"), which is a Canadian income fund. The offering was sponsored by the Company. The transaction closed on May 8, 2003, with the Company selling an 87.42% interest and retaining a 12.58% interest in the Directories Business. The Company's retained 12.58% minority interest was recorded at an initial book value of $1,077 representing the pro-rata retained ownership at historical book value, and accounted for under the equity method.

        The Company also entered into an arrangement with the Metropolitan Life Insurance Company ("MetLife") to provide a credit facility to its Directories Business on May 8, 2003 immediately prior to the sale of its Directories Business to the Fund. The Directories Business then drew $35,000 of term loans against the facility, using $1,468 to pay fees and expenses related to the debt issuance and $87 to prepay an annual agency fee to MetLife. Of the $33,445 in net cash proceeds, $413 was deposited into the Directories Business as cash working capital and $33,032 was distributed to the Company as a dividend. The credit facility is non-recourse to the Company.

        The Fund then sold 17,500 units on May 8, 2003 for net proceeds of $110,435, after deducting its underwriters' fees and transaction expenses of $10,246. The Fund's net proceeds were used to acquire from the Company an 87.42% interest in the Directories Business. The Company received net proceeds of $105,059 after deducting its fees and expenses associated with the Transaction of $5,376. The Company recognized a gain on disposition of $97,578 on a pre-tax basis.

        The following table indicates the Company's basis in assets sold to and liabilities assumed by the Fund and its retained interest in ACS Media LLC.

Net proceeds of the Transaction	$105,059

Basis in directories business sold:
Current assets	4,213
Property, plant and equipment, net	90
Goodwill	38,822
Debt issue costs	1,468
Current liabilities	(1,035)
Long-term debt	(35,000)

Basis of Directories Business	8,558
Equity in minority interest retained	1,077

Basis in net assets sold to the Fund	7,481

Gain on sale of Directories Business	$97,578

        On August 27, 2003, the Company was released from a lockup agreement relating to the remaining interest in the Directories Business and the Company disposed of substantially all of its remaining interest through the exercise of its right to convert 99.23% of its then remaining 12.58% interest to 2,500 units of the ACS Media Income Fund, which were then sold in an underwritten offering. The transaction settled on September 4, 2003, generating $17,177 in net proceeds after deducting transaction expenses of $100, and resulted in a gain on disposition of $15,940 after deducting the basis of $1,237. As a result of this transaction, the Company now owns less than 0.1% of the Directories Business.

        Related to the initial sale, the Company realized a gain on foreign exchange of $4,104 as a result of currency fluctuation from April 28, 2003, the date the underwriting and investment agreements were executed, to May 8, 2003, the date the offering closed and the transaction was consummated. From the subsequent sale, the Company realized an additional gain on foreign exchange of $157 as a result of currency fluctuation from August 27, 2003, the date the purchase agreement for substantially all of its remaining interest in the Directories Business was executed, to September 4, 2003, the date the transaction closed. The foreign exchange gains are included in Interest income and other in the Consolidated Statements of Operations.

        In contemplation of the sale of the Directories Business, the Company formalized a number of agreements with ACS InfoSource, Inc. in May 2003 effective as of January 1, 2001, the day ACS InfoSource, Inc. was formed. ACS InfoSource, Inc. subsequently assigned certain contracts, including a 50-year directory publishing and distribution agreement and a 50-year license agreement, to ACS Media, LLC as a part of the sale transaction. The Company also entered into a 45-year non-competition agreement and a 10-year billing and collection agreement directly with ACS Media, LLC. The Company has a right to minority representation of one manager of the permitted nine managers of ACS Media LLC so long as its long-term contracts with ACS Media LLC are in effect. Currently, a director of the Company and employee of Fox Paine, the Company's majority shareholder, is a manager of ACS Media, LLC.

11. NON-OPERATING CHARGES

        The Company periodically evaluates the fair value of its investments and other non-operating assets against their carrying value whenever market conditions indicate a change in that fair value. Any changes relating to declines in the fair value of non-operating assets are charged to non-operating expense under the caption Interest income and other in the Consolidated Statement of Operations. During the third quarter of 2003, the Company undertook an assessment of the net realizable value of its note receivable from Neptune Communications, L.L.C. ("Neptune") and the option embedded in that note receivable to purchase certain network assets from Neptune as a result of changes in market and economic conditions and a notice the Company received from the State of Alaska of termination of the TPA. As a result of the analysis, the Company recorded in Interest income and other in the Consolidated Statement of Operations a charge of $15,924 representing the estimated decline in fair value of the note receivable from Neptune. The Company still has purchase commitment obligations associated with this note receivable as described in Note 22.

12. INCOME TAXES

        The difference between taxes calculated as if the statutory federal rate of 34% was applied to loss from continuing operations before income tax and the recorded tax benefit is reconciled as follows:

        The expense (benefit) for income taxes is summarized as follows:

	2003	2002	2001
Computed federal income taxes at the 34% statutory rate	$(1,864)	$(24,570)	$(3,303)
Increase (reduction) in tax resulting from:
State income taxes (net federal benefit)	(280)	(4,144)	(628)
Original issue discount interest	194	194	182
Amortization of investment tax credits	—	—	(195)
Prior year adjustment	—	313	—
Excess compensation not allowed	343	—	—
Other	315	495	277
Valuation allowance	2,387	27,712	3,472

Total income tax expense (benefit)	$1,095	$—	$(195)

	2003	2002	2001
Current:
Federal income tax	$928	$—	$—
State income tax	167	—	—

Total current	1,095	—	—

Deferred:
Federal income tax	—	—	—
State income tax	—	—	—

Total deferred	—	—	—
Amortization of investment tax credits	—	—	(195)

Total income tax expense (benefit)	$1,095	$—	$(195)

        The effect of significant items comprising the Company's net deferred tax liability at 34% were as follows:

	2003	2002	2001
Deferred tax liabilities — long-term:
Property, plant and equipment	$—	$(20,786)	$(20,380)
Intangibles	—	—	(13,105)
Other	(103)	(88)	—

Total long-term deferred tax liabilities	(103)	(20,874)	(33,485)

Deferred tax assets:
Current:
Accrued compensation	4,030	4,249	4,081
Accrued bad debts	8,383	2,827	2,172
Interest rate swap mark to market	—	5,661	4,575
Minimum pension liability adjustment	1,817	1,893	957
Other	368	987	622

Total current deferred tax assets	14,598	15,617	12,407

Long-term:
Net operating loss carryforwards from operations	35,358	58,728	50,284
Alternative minimum tax carryforward	1,095	—	—
Intangibles	46,667	46,734	—
Debt issuance cost	—	1,335	—
Property, plant and equipment	1,244	—	—
Other	81	—	—

Total long-term deferred tax assets	84,445	106,797	50,284

Total deferred tax assets	99,043	122,414	62,691

Valuation allowance	(98,940)	(101,540)	(29,206)

Net deferred tax asset	$—	$—	$—

        The Company has available at December 31, 2003 unused operating loss carryforwards of $88,394 that may be applied against future taxable income and that expire as shown below. Per the schedule below the total Net Operating Loss ("NOL") is made up of NOLs generated by the consolidated group and NOLs obtained with the 2000 acquisition of Internet Alaska. The Internet Alaska NOLs are limited by special rules known as Separate Return Limitation Year ("SRLY") rules. SRLY NOLs can only be used in years that both the Consolidated Group and the entity that created the SRLY NOLs have taxable income. The tax benefits derived from the utilization of the SRLY NOLs will increase retained earnings.

Year of Expiration	Internet Alaska's SRLY	Unused Operating Loss Carryforwards	Total Unused Operating Loss Carryforwards
2017	$27	$—	$27
2018	328	—	328
2019	852	—	852
2020	2,631	16,242	18,873
2021	—	49,464	49,464
2022	—	18,850	18,850

	$3,838	$84,556	$88,394

13. DISCONTINUED OPERATIONS

        On March 30, 2002, the Company approved a plan to sell its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment have been classified as discontinued operations under SFAS No. 144, for all periods presented and the assets and liabilities of the disposal group have been written down to their fair value, net of expected selling expenses. The income tax benefit in all periods was offset by a valuation allowance. The Company completed the disposal of its wireless cable television segment as of March 31, 2003. The following discloses the results of the discontinued operations for years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Operating revenue	$110	$716	$960
Operating expense	162	1,255	2,555

Operating loss	(52)	(539)	(1,595)
Interest expense	—	(33)	(126)
Other	—	—	3

Loss from operations of discontinued segment	(52)	(572)	(1,718)
Write down of net assets to fair value	—	(7,060)	—

Loss from discontinued operations	$(52)	$(7,632)	$(1,718)

        Assets held for sale December 31, 2002 consist of the following:

Accounts receivable, net of allowance of $42	$50
Other current assets	7
Property, plant and equipment	201
Intangible assets	85
Current liabilities	(82)

Assets held for sale	$261

14. EARNINGS PER SHARE

        Earnings per share is based on weighted average number of shares of common stock and dilutive potential common shares equivalents outstanding. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. The Company includes dilutive stock options based on the treasury stock method. Due to the Company's reported net losses, potential common shares, which consisted of 2,839 and 3,606 options granted to employees, were anti-dilutive for the years ended December 31, 2003 and 2001, respectively. The following table sets forth the computation of basic and diluted earnings per share for the years ending December 31, 2003, 2002 and 2001.

	2003	2002	2001
Numerator:
Loss from continuing operations	$(6,578)	$(72,265)	$(9,520)
Loss from discontinued operations	(52)	(7,632)	(1,718)

Loss before cumulative effect of change in accounting principle	(6,630)	(79,897)	(11,238)
Cumulative effect of change in accounting principle	—	(105,350)	—

Net loss	$(6,630)	$(185,247)	$(11,238)

Denominator:
Weighted average shares outstanding — basic	29,980	31,464	31,523
Dilutive potential common shares — stock options	—	10	—

Weighted average shares outstanding — diluted	29,980	31,474	31,523

Basic earnings per share:
Loss from continuing operations	$(0.22)	$(2.30)	$(0.30)
Loss from discontinued operations	(0.00)	(0.24)	(0.06)

Loss before cumulative effect of change in accounting principle	(0.22)	(2.54)	(0.36)
Cumulative effect of change in accounting principle	—	(3.35)	—

Net loss	$(0.22)	$(5.89)	$(0.36)

Diluted earnings per share:
Loss from continuing operations	$(0.22)	$(2.30)	$(0.30)
Loss from discontinued operations	(0.00)	(0.24)	(0.06)

Loss before cumulative effect of change in accounting principle	(0.22)	(2.54)	(0.36)
Cumulative effect of change in accounting principle	—	(3.35)	—

Net loss	$(0.22)	$(5.89)	$(0.36)

15. STOCK INCENTIVE PLANS

        Under various plans, ACS Group, through the Compensation Committee of the Board of Directors, may grant stock options, stock appreciation rights and other awards to officers, employees and non-employee directors. At December 31, 2003, ACS Group has reserved a total of 6,060 shares of authorized common stock for issuance under the plans. In general, options under the plans vest ratably over three, four or five years and the plans terminate in approximately 10 years. On April 3, 2002, ACS Group merged the ALEC Holdings, Inc. 1999 Stock Incentive Plan into the Alaska Communications Systems Group, Inc. 1999 Stock Incentive Plan.

Alaska Communications Systems Group, Inc. 1999 Stock Incentive Plan

        ACS Group has reserved 4,910 shares under this plan, which was adopted by the Company in November 1999. At December 31, 2003, 5,912 options have been granted, 2,632 have been forfeited, 441 have been exercised, and 1,630 shares are available for grant under the plan.

        Information on outstanding options for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1	3,374	$7.52	3,606	$7.47	3,998	$7.55
Granted	200	4.88	278	7.82	260	6.81
Exercised	—	—	(76)	6.08	(128)	6.03
Canceled or expired	(735)	8.04	(434)	7.59	(524)	8.08

Outstanding, December 31	2,839	7.20	3,374	7.52	3,606	7.47

Options exercisable at December 31	2,226	7.16	2,329	7.15	2,206	7.11
Weighted average fair value of options granted		2.84		4.57		3.93

        The outstanding options at December 31, 2003 have the following characteristics:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.88-$7.00	2,331	5.52	$5.91	1,910	$6.04
$8.00	86	8.16	8.00	11	8.00
$12.63-$14.20	422	6.13	14.14	305	14.15

ACS Group, Inc. 1999 Non-Employee Director Stock Compensation Plan

        The non-employee director stock compensation plan was adopted by ACS Group in November 1999. ACS Group has reserved 150 shares under this plan. At December 31, 2003, 110 shares have been awarded and 40 shares are available for grant under the plan. For the years ended December 31, 2002 and 2001, directors were required to receive not less than 25% of their annual retainer and meeting fees in the form of ACS Group's stock and may have elected to receive up to 100% of director's compensation in the form of stock. In 2003, directors no longer had the option of receiving stock and received their entire annual retainer and meeting fees in cash, therefore no shares were awarded from this plan during 2003. During the year ended December 31, 2002, 58 shares under the plan were awarded to directors, of which 34 were elected to be deferred until termination of service by the directors. During the year ended December 31, 2001, 26 shares under the plan were awarded to directors, of which 19 were elected to be deferred until termination of service by the directors.

Alaska Communications Systems Group, Inc. 1999 Employee Stock Purchase Plan

        This plan was also adopted by ACS Group in November 1999. ACS Group has reserved 1,000 shares under this plan. At December 31, 2003, 502 shares are available for issuance and sale. The plan will terminate on December 31, 2009. All ACS Group employees and all of the employees of designated subsidiaries generally will be eligible to participate in the purchase plan, other than employees whose customary employment is 20 hours or less per week or is for not more than five months in a calendar year, or who are ineligible to participate due to restrictions under the Internal Revenue Code.

        On December 31, 2003, 43 shares were issued under the plan. On June 30, 2003, 87 shares were issued under the plan. On December 31, 2002, 97 shares were issued under the plan. On June 30, 2002, 53 shares were issued under the plan. On December 31, 2001, 38 shares were issued under the plan. On June 29, 2001, 48 shares were issued under the plan.

        A participant in the purchase plan may authorize regular salary deductions of a maximum of 15% and a minimum of 1% of base compensation. The fair market value of shares which may be purchased by any employee during any calendar year may not exceed $25. The amounts so deducted and contributed are applied to the purchase of full shares of common stock at 85% of the lesser of the fair market value of such shares on the date of purchase or on the offering date for such offering period. The offering dates are January 1 and July 1 of each purchase plan year, and each offering period will consist of one six-month purchase period. The first offering period under the plan commenced on January 1, 2000. Shares are purchased on the open market or issued from authorized but unissued shares on behalf of participating employees on the last business days of June and December for each purchase plan year and each such participant has the rights of a stockholder with respect to such shares. During the year ended December 31, 2003, approximately 12% of eligible employees elected to participate in the plan.

16. RETIREMENT PLANS

        Pension benefits for substantially all of the Company's employees are provided through the Alaska Electrical Pension Plan ("AEPP"). The Company pays a contractual hourly amount based on employee classification or base compensation. As a multi-employer defined contribution plan, the accumulated benefits and plan assets are not determined for or allocated separately to the individual employer. The Company's portion of the plan's pension cost for 2003, 2002 and 2001 was $12,654, $13,390 and $11,830, respectively.

        The Company also provides a 401(k) retirement savings plan covering substantially all of its employees. The plan allows for discretionary matching contributions as determined by the Board of Directors, subject to Internal Revenue Code limitations. There was no matching contribution for 2003, 2002 or 2001.

        The Company also has a separate defined benefit plan that covers certain employees previously employed by Century Telephone Enterprise, Inc. ("CenturyTel Plan"). This plan was transferred to the Company in connection with the acquisition of CenturyTel's Alaska Properties. Existing plan assets and liabilities of the CenturyTel Plan were transferred to the ACS Retirement Plan on September 1, 1999. Accrued benefits under the ACS Retirement Plan were determined in accordance with the provisions of the CenturyTel Plan. Upon completion of the transfer to the Company, covered employees ceased to accrue benefits under the plan. On November 1, 2000, the ACS Retirement Plan was amended to conform early retirement reduction factors and various other terms to those provided by the AEPP. As a result of this amendment, prior service cost of $1,992 was recorded and will be amortized over the expected service life of the plan participants at the date of the amendment. The Company uses the traditional unit credit method for the determination of pension cost for financial reporting and funding purposes and complies with the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). Since the plan was adequately funded under ERISA, no contribution was made in 2002 or 2001. During 2003, the Company made a voluntary contribution of $600 to the plan. The Company uses a December 31 measurement date for the plan.

        The following is a reconciliation of the beginning and ending balances for 2003 and 2002 for the projected benefit obligation and the plan assets of the ACS Retirement Plan:

	2003	2002
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$10,615	$9,108
Amortization of prior service cost	(203)	(203)
Interest cost	731	680
Actuarial loss	1,631	1,279
Benefits paid	(328)	(249)

Projected benefit obligation at end of year	$12,446	$10,615

Change in plan assets:
Fair value of plan assets at beginning of year	$7,684	$8,736
Return on plan assets	1,715	(803)
Contribution by employer	600	—
Benefits paid	(328)	(249)

Fair value of plan assets at end of year	$9,671	$7,684

        The following table represents the funded status of the ACS Retirement Plan at December 31, 2003 and 2002:

	2003	2002
Projected benefit obligation	$(12,446)	$(10,615)
Plan assets at fair value	9,671	7,684

Funded Status	(2,775)	(2,931)

Unrecognized prior service cost	1,348	1,551
Unrecognized net loss	4,543	4,734

Net amount recognized	$3,116	$3,354

        The net amounts recognized in the balance sheet were classified as follows at December 31, 2003 and 2002:

	2003	2002
Accrued benefit liability	$(2,775)	$(2,931)
Intangible asset	1,348	1,551
Accumulated other comprehensive loss	4,543	4,734

Net amount recognized	$3,116	$3,354

        The accumulated benefit obligation for the plan was $12,446 and $10,615 at December 31, 2003 and 2002, respectively. The increase (decrease) in minimum liability included in other comprehensive income was ($191) and $2,342 for the years ended December 31, 2003 and 2002, respectively.

        The following table represents the net periodic pension expense for the ACS Retirement Plan for 2003, 2002 and 2001:

	2003	2002	2001
Interest cost	$731	$680	$627
Expected return on plan assets	(664)	(723)	(773)
Amortization of loss	568	260	30
Amortization of prior service cost	203	203	203

Net periodic pension expense	$838	$420	$87

        The assumptions used to account for the plan as of December 31, 2003 and 2002 are as follows:

	2003	2002
Discount rate	6.00%	6.75%
Expected long-term rate of return on assets	8.00%	8.50%
Rate of compensation increase	0.00%	0.00%

        The expected long-term rate of return on assets assumption of 8% was decreased from 8.5% in the prior year to reflect the expected long-term effect of the recent economic environment. The expected long-term rate of return on assets rate is the best estimate of future expected return for the asset pool, given the expected returns and allocation targets for the various classes of assets.

        The plan's asset allocations at December 31, 2003 and 2002, by asset category are as follows:

Asset Category	2003	2002
Equity securities*	73%	63%
Debt securities*	26%	36%
Other/Cash	1%	1%

Total	100%	100%

*
Note that mutual funds that may contain both stock and bonds may be included in these categories.

        The fundamental investment objective of the plan is to generate a consistent total investment return sufficient to pay plan benefits to retired employees, while minimizing the long term cost to the Company. The long term (10 year and beyond) plan asset growth objective is to achieve a rate of return that exceeds the actuarial interest assumption after fees and expenses. Because of the Company's long-term investment objectives, the Plan administrator is directed to resists being reactive to short-term capital market developments and to maintain an asset mix that is continuously rebalanced to adhere to the plan investment mix guidelines. The Plan's investment goal is to protect the assets' longer term purchasing power. The Plan's assets are managed in a manner that emphasizes a higher exposure to equity markets versus other asset classes. It is expected that such a strategy will provide a higher probability of meeting the plan's actuarial rate of return assumption over time.

        Based on risk and return history for capital markets along with asset allocation risk and return projections, the following asset allocation guidelines were developed for the plan:

	Minimum	Maximum
Large US equity	30%	70%
Small US equity	5%	15%
Non-US equity	5%	15%
Fixed income	20%	60%
Cash equivalents	0%	10%

        Since the plan is adequately funded under ERISA, the Company does not expect to make a contribution in 2004.

        The benefits expected to paid in the each of the next five years, and in the aggregate for the five fiscal years thereafter are as follows:

2004	$470
2005	521
2006	602
2007	699
2008	771
2009 – 2013	4,555

        The Company also has a separate executive post retirement health benefit plan. The Alaska Communications Systems Executive Retiree Health Benefit Plan ("The ACS Health Plan") was adopted by the Company in November 2001 and amended in October 2002. The ACS Health Plan covers a select group of management or highly compensated employees. The group of eligible employees is selected by a committee appointed by the Compensation Committee of ACS Group's Board of Directors. Each eligible employee must complete 10 years of service and be employed by the Company in the capacity of an executive officer for a minimum of 36 consecutive months immediately preceding retirement. The ACS Health Plan provides a graded subsidy for medical, dental, and vision coverage. The amendment revised the premium subsidy, added a premium subsidy cap and suspends retirees' benefits from the ACS Health Plan during any period the retiree has access to employer health benefits. The Compensation Committee of the Board of Directors decided to terminate the ACS Health Plan in January 2004. The three people already qualified under the plan will receive future benefits, but the plan is closed to future participants. The Company uses the projected unit credit method for the determination of post retirement health cost for financial reporting and funding purposes and complies with the funding requirements under ERISA. The Company made a contribution of $128 to the ACS Health Plan during 2001. The Company uses a December 31 measurement date for the plan.

        The following is a reconciliation of the beginning and ending balances for 2003 and 2002 for the projected benefit obligation and the plan assets for the ACS Health Plan:

	2003	2002
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at beginning of the year:	$268	$588
Plan amendment	—	(440)
Service cost	14	69
Interest cost	18	40
Actuarial (gain)/loss	(35)	11

Accumulated postretirement benefit obligation at end of the year	$265	$268

Change in plan assets:
Fair value of plan assets at beginning of year	$127	$128
Return on plan assets	11	(1)

Fair value of plan assets at end of year	$138	$127

        The following table represents the funded status of the ACS Health Plan at December 31, 2003 and 2002:

	2003	2002
Accumulated postretirement benefit obligation	$(265)	$(268)
Plan assets at fair value	138	127

Funded status	(127)	(141)

Unrecognized prior service cost	111	118
Unrecognized net (gain) or loss	(28)	7

Prepaid (accrued) benefit costs	$(44)	$(16)

        The following represents the net periodic postretirement benefit expense for the ACS Health Plan for 2003, 2002 and 2001:

	2003	2002	2001
Service cost	$14	$69	$11
Interest cost	18	40	6
Expected return on plan assets	(10)	(11)	—
Amortization of prior service cost	7	24	4

Net periodic postretirement benefit expense	$29	$122	$21

        The actuarial assumptions used to account for the ACS Health Plan as of December 31, 2003 and 2002 is an assumed discount rate of 6.00% and 6.75%, respectively, and an expected long term rate of return on plan assets of 8.00% and 8.50%, respectively. The expected long-term rate of return on assets assumption of 8% was decreased from 8.5% in the prior year to reflect the expected long-term effect of the recent economic environment. The expected long-term rate of return on assets is the best estimate of future expected return for the asset pool, given the expected returns and allocation targets for the various classes of assets. For measurement purposes, the assumed annual rates of increases in health care costs is as follows:

Year	Pre 65 premiums	Post 65 premiums
1	10.00%	7.00%
2	9.00%	7.00%
3	8.00%	7.00%
4	7.00%	7.00%
5 and thereafter	7.00%	7.00%

        Assumed health care cost trend rates have a significant effect on the amounts reported for the ACS Health Plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2003:

	+1%	-1%
Effect on total of service and interest cost components	224	(278)
Effect on accumulated postretirement benefit obligation	3,327	(4,014)

        The ACS Health Plan's asset allocations at December 31, 2003 and 2002, by asset category are as follows:

Asset Category	2003	2002
Equity securities*	33%	25%
Debt securities*	56%	63%
Other/Cash	11%	12%

Total	100%	100%

*
Note that mutual funds that may contain both stock and bonds may be included in these categories.

        The fundamental investment objective of the plan is to realize an annual total investment return consistent with the conservative risk tolerance plan dictated by the Company. The investment profile of the plan emphasizes liquidity and income, some capital stock investment and some fluctuation of investment return. It is anticipated that the investment manager will achieve this objective by investing the account's assets in mutual funds. The portfolio may hold common stock, fixed income securities, money market instruments and U.S. Treasury obligations.

        Based on risk and return history for capital markets along with asset allocation risk and return projections, the following asset allocation guidelines were developed for the plan:

Target
Equity securities	30%
Fixed income	60%
Other/cash	10%

        The Company does not currently plan to make a contribution in 2004.

        The benefits expected to paid in the each of the next five years, and in the aggregate for the five fiscal years thereafter are as follows:

2004	$—
2005	5
2006	10
2007	10
2008	10
2009 – 2013	106

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("2003 Medicare Act") was signed into law. The 2003 Medicare Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that the 2003 Medicare Act will eventually reduce the costs of postretirement medical benefits. Because of various uncertainties related to the Company's response to the 2003 Medicare Act and the appropriate accounting for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance.

17. BUSINESS SEGMENTS

        The Company has four reportable segments: local telephone, wireless, Internet and interexchange. Local telephone provides landline telecommunications services and consists of local telephone service, network access and deregulated and other revenue; wireless provides wireless telecommunications service; Internet provides Internet service and advanced IP based private networks; and interexchange provides switched and dedicated long distance services. Each reportable segment is a strategic business under separate management and offering different services than those offered by the other segments. The Company evaluates the performance of its segments based on operating income (loss).

        Previously, the Company reported its Directories Business as a separate segment. The Company sold an 87.42% interest in its Directories Business during the second quarter of 2003 and is no longer directly engaged in day-to-day management of that business. Therefore, the Directories Business no longer constitutes a reportable segment. Accordingly, the historical operating results for the Directories Business are included in "All Other" in the accompanying tables. The Company also has a wireless cable television service segment that did not meet the criteria for a reportable segment, was previously included in "All Other" and is now reported as discontinued operations.

        The Company also incurs interest expense, interest income, equity in earnings of investments, goodwill amortization in 2001 on the original May 14, 1999 purchases, goodwill impairment losses and other operating and non operating income and expense at the corporate level which are not allocated to the business segments, nor are they evaluated by the chief operating decision maker in analyzing the performance of the business segments. These non operating income and expense items are provided in the accompanying table under the caption "All Other" in order to assist the users of these financial statements in reconciling the operating results and total assets of the business segments to the consolidated financial statements. Common use assets are held at either the Company or ACS Holdings and are allocated to the business segments based on operating revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

        The following table illustrates selected financial data for each segment as of and for the year ended December 31, 2003:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Eliminations	Total
Operating revenues	$215,376	$46,628	$33,026	$20,562	$37,205	$(29,249)	$323,548
Depreciation and amortization	51,235	6,527	8,759	1,068	14,596	—	82,185
Operating income (loss)	24,365	3,043	(60,442)	(21,012)	129,450	(9)	75,395
Interest expense	(441)	(5)	(67)	(164)	(70,793)	—	(71,470)
Interest income	30	—	—	—	1,719	—	1,749
Income tax provision (benefit)	9,950	1,412	—	—	(11,362)	—	—
Income (loss) from continuing operations	14,004	1,626	(60,513)	(21,176)	59,490	(9)	(6,578)
Total assets	508,154	102,431	23,315	27,959	23,532	—	685,391
Capital expenditures	24,113	13,018	5,255	98	8,260	—	50,744

        Operating revenues disclosed above include intersegment operating revenues of $27,620 for local telephone, $1,801 for wireless, $2,482 for interexchange and $493 for all other. In accordance with SFAS No. 71, intercompany revenues between local telephone and non-local telephone operations are not eliminated above.

        The following table illustrates selected financial data for each segment as of and for the year ended December 31, 2002:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Eliminations	Total
Operating revenues	$226,447	$43,233	$20,848	$26,350	$58,411	$(35,145)	$340,144
Depreciation and amortization	55,498	5,541	6,744	2,256	12,901	—	82,940
Operating income (loss)	34,700	2,207	(23,265)	(708)	(35,622)	(76)	(22,764)
Interest expense	435	(5)	(146)	(330)	(51,658)	—	(51,704)
Interest income	3	3	—	2	2,416	—	2,424
Income tax provision (benefit)	13,214	1,527	—	—	(14,741)	—	—
Income (loss) from continuing operations	19,199	2,113	(21,619)	(1,583)	(70,299)	(76)	(72,265)
Total assets	575,211	83,601	(27,156)	7,412	113,441	—	752,509
Capital expenditures	31,186	14,007	16,604	228	9,439	—	71,464

        Operating revenues disclosed above include intersegment operating revenues of $22,634 for local telephone, $1,786 for wireless, $13,965 for interexchange and $1,400 for all other. In accordance with SFAS No. 71, intercompany revenues between local telephone and non-local telephone operations are not eliminated above.

        The following table illustrates selected financial data for each segment as of and for the year ended December 31, 2001:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Eliminations	Total
Operating revenues	$221,411	$41,923	$13,726	$27,105	$50,942	$(26,582)	$328,525
Depreciation and amortization	53,242	5,626	2,606	2,284	15,350	—	79,108
Operating income (loss)	37,439	3,304	(10,404)	(1,717)	18,501	—	47,123
Interest expense	(1,716)	(36)	(97)	(302)	(58,006)	—	(60,157)
Interest income	13	14	—	—	1,963	—	1,990
Income tax provision (benefit)	13,534	2,164	—	—	(15,893)	—	(195)
Income (loss) from continuing operations	19,560	2,966	(9,591)	(2,049)	(20,406)	—	(9,520)
Total assets	699,742	108,238	3,602	28,713	108,800	—	949,095
Capital expenditures	33,822	5,786	16,319	19,787	11,868	—	87,582

        Operating revenues disclosed above include intersegment operating revenues of $21,677 for local telephone, $1,603 for wireless, $2 for Internet, $13,851 for interexchange and $1,400 for all other. In accordance with SFAS No. 71, intercompany revenues between local telephone and non-local telephone operations are not eliminated above.

18. RELATED PARTY TRANSACTIONS

        Fox Paine & Company, ACS Group's majority stockholder, receives an annual management fee in the amount of 1% of the Company's net income before interest expense, interest income, income taxes, depreciation and amortization, and equity in loss of investments, calculated without regard to the fee. The management fee expense for 2003, 2002 and 2001 was $930, $1,316, and $1,285, respectively. The management fee payable at 2003 and 2002 was $950 and $1,319, respectively.

        On April 17, 2001, the Company issued an interest bearing note receivable to an officer totaling $328. The note bore interest at the Mid-Term Applicable Federal Rate and was due on April 15, 2005. The note was secured by a pledge of 100 shares of ACS Group's stock held in the officer's name. In accordance with an addendum to the officer's employment agreement dated May 3, 2001, the loan was to be forgiven ratably over a three year period ending April 16, 2004. Accordingly, $114 was forgiven on April 16, 2002 and recognized as compensation expense. Upon the closing of the sale of the Company's Directories Business on May 8, 2003 for which the officer received a fee of $840, he waived certain rights under his employment agreement, including the forgiveness terms of this indebtedness that would have occurred during 2003 and 2004. On May 8, 2003, the officer paid off the note balance of $238, including accrued interest.

        During 2003, we spun off our Directories Business to ACS Media, LLC and subsequently sold 99.9% of our interest in ACS Media LLC to the public through a Canadian income fund. As part of that transaction, we entered into several long-term contracts with ACS Media LLC, including a 50-year publishing agreement, a 50-year license agreement, a 45-year non-compete agreement and a 10-year billing and collection agreement. At December 31, 2003, we had recorded in accounts payable—affiliates $2,867 due to ACS Media, LLC under these contracts, primarily under the billing and collection agreement. We have a right to minority representation of one manager of the permitted nine managers of ACS Media LLC so long as our long-term contracts with ACS Media LLC are in effect. Currently, Wray T. Thorn, a director of ours and an employee of Fox Paine, our majority stockholder, is a manager of ACS Media LLC.

        The board of directors approved the payment of a fee equal to 1% of the gross proceeds generated from the sale of the Company's Directories Business to Fox Paine & Company upon closing such sale, plus expenses in connection with such transaction, including the reimbursement by the Company of the $250 consulting fee and transaction bonus paid to an officer under the agreement described below. The Company paid Fox Paine & Company a fee of $2,095 on May 8, 2003.

        Fox Paine & Company entered into a consulting agreement with an officer of the Company for services rendered for the benefit of the Company related to the sale of the Company's Directories Business. Under this agreement, the officer was paid a lump sum consulting fee and transaction bonus of $250 in May 2003. As described above, Fox Paine & Company was reimbursed for this expense.

        In August 2003, the board of directors also approved the payment of a fee equal to 1% of the gross proceeds generated from the refinancing of the Company's debt. The Company paid Fox Paine & Company $3,760 on August 28, 2003.

        On September 14, 2003, the Company entered into an agreement with a retiring officer to reacquire 267 shares of the Company's stock owned by the officer in January 2004 at a purchase price per share equal to the highest average closing price of a share of the Company's stock during any 5-consecutive day trading period in January 2004. The officer delivered the shares to the Company in 2004, and the Company will make the repurchase payments totaling $1,262 to the officer in four equal quarterly installments commencing on March 31, 2004. Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the obligation was initially measured at fair value. If the obligation had been settled on December 31, 2003, the Company would have paid $1,265 for those shares. As a result as of December 31, 2003, $1,265 was included in Accounts payable — affiliates on the Consolidated Balance Sheets of the Company. The Company would be required to pay an additional $267 for each one dollar per share increase in the fair value of the Company's stock, or its obligation would be reduced by $267 for each one dollar per share decrease in the fair value of the Company's stock. As of December 31, 2003 the Company has classified the 267 shares as shares subject to mandatory redemption within stockholders' equity on the Consolidated Balance Sheets.

        On September 19, 2003, Fox Paine entered into a consulting agreement with a now retired officer of the Company. The consulting term will begin on January 1, 2004 and continue for one year, after which either party may terminate the arrangement. During the consulting term, the retired officer will advise Fox Paine on and evaluate potential opportunities in the telecommunications industry, and Fox Paine will pay the officer a monthly fee of $20 for these services.

19. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        Commencing January 1, 2001, The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its corresponding amendments under SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative, and its designation as a hedge. Derivatives that are not hedges must be adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or are recognized in other comprehensive income until the hedged transaction is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, is immediately recognized in earnings.

        The Company used derivative financial instruments, specifically an interest rate swap agreement, to partially hedge variable interest transactions. The Company extinguished early its interest rate swap agreement in November 2003.

        As a result of adopting SFAS No. 133, the Company recognized as an asset at January 1, 2001, a cumulative transition adjustment of $1,243 related to marking to fair value a designated cash flow hedge in the form of a interest rate swap. As of December 31, 2002, the fair value of the swap had declined to a liability of $14,152 which is recorded in other deferred credits and long-term liabilities on the Company's Consolidated Balance Sheets. The fair value of the Company's interest rate swap agreement represents the estimated amount the Company would receive or pay to terminate the agreement, calculated based on the present value of expected payments or receipts based on implied forward rates in the LIBOR yield curve at the end of the year. The realized gains and losses of the swap and its associated hedged long-term debt are recorded net in interest expense on the Company's Consolidated Statements of Operations. For the years ended December 31, 2003 and 2002, realized changes in the fair value of the cash flow hedge amounted to a charge of $15,647 and $9,046, of which the ineffective portion was $231 and $59, respectively. Both the realized effective and ineffective components of the cash flow hedge were recorded as an increase to interest expense.

        The Company maintained an interest rate risk management strategy as a condition of its bank credit agreement that uses derivatives to minimize significant, unanticipated earnings and cash flow fluctuations caused by interest rate volatility. The Company's specific goals were (1) to manage interest rate sensitivity by modifying the repricing characteristics of certain of its debt and (2) to lower (where possible) the cost of borrowed funds. The Company does not enter into derivative financial instruments for speculative or trading purposes.

        By using derivative financial instruments to hedge exposure to changes in interest rates, the Company had exposed itself to credit risk and market risk. The Company had minimized its credit risk by entering into a transaction with a high-quality counterparty and monitoring the financial condition of that counterparty. Market risk is managed through the setting and monitoring of parameters that limit the types and degree of market risks that are acceptable.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair values of cash and cash equivalents, accounts receivable and payable, and other short-term assets and liabilities approximate carrying values due to their short-term nature. The Company's interest rate swap agreement is marked to fair value, therefore its carrying value is equal to its fair value. Company extinguished early its interest rate swap agreement in November 2003.

        The fair value for the Company's senior subordinated notes and senior unsecured notes was estimated based on quoted market prices. The fair value of the Company's senior credit facility term debt approximates carrying values due to the variable interest rate nature of the debt and its senior position in the capital structure. The fair value of the Company's senior discount debentures is estimated based on market interest rates currently available to the Company.

        The following table summarizes the Company's carrying values and fair values of the debt components of its financial instruments at December 31, 2003:

	Carrying Value	Fair Value
New senior credit facility term loan	$200,000	$200,000
9 3/8% senior subordinated notes due 2009	150,000	150,000
9 7/8% senior unsecured notes due 2011	176,144	191,100
13% senior discount debentures due 2011	15,216	20,870
Capital leases and other long-term obligations	8,860	8,860

	$550,220	$570,830

        The following table summarizes the Company's carrying values and fair values of the debt components of its financial instruments at December 31, 2002:

	Carrying Value	Fair Value
Senior credit facility term debt — tranche A	$148,500	$148,500
Senior credit facility term debt — tranche B	148,500	148,500
Senior credit facility term debt — tranche C	133,650	133,650
9 3/8% senior subordinated notes due 2009	150,000	107,250
13% senior discount debentures due 2011	14,932	21,316
Capital leases and other long-term obligations	12,181	12,181

	$607,763	$571,397

21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        ACS Holdings and its subsidiaries are guarantors of ACS Group's senior discount debentures. Additionally, ACS Group and ACS Holdings' subsidiaries are guarantors under ACS Holdings' 9 3/8% senior subordinated notes and 9 7/8% senior unsecured notes. All ACS Group's and Holdings' subsidiaries (the "Combined Subsidiaries") are 100% owned. The guarantees are full and unconditional. In addition, all guarantees are joint and several. Accordingly, the interim condensed consolidated financial statements are presented below.

Condensed Consolidated Balance Sheet
December 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Assets
Current assets:
Cash and cash equivalents	$139	$97,659	$—	$—	$97,798
Restricted cash	—	3,635	—	—	3,635
Accounts receivable — trade, net	13,803	27,915	—	—	41,718
Accounts receivable — affiliates	33,777	(33,629)	(148)	—	—
Materials and supplies	10,027	72	—	—	10,099
Prepayments and other current assets	2,877	2,973	—	—	5,850

Total current assets	60,623	98,625	(148)	—	159,100
Investments	—	399,384	22,992	(422,376)	—
Property, plant and equipment	931,840	110,064	—	—	1,041,904
Less: accumulated depreciation and amortization	553,816	49,944	—	—	603,760

Property, plant and equipment, net	378,024	60,120	—	—	438,144
Goodwill	—	—	—	38,403	38,403
Intangible assets, net	22,055	—	—	—	22,055
Debt issuance costs, net	—	18,587	352	—	18,939
Deferred charges and other assets	2,501	6,249	—	—	8,750

Total assets	$463,203	$582,965	$23,196	$(383,973)	$685,391

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term obligations	$500	$1,767	$(285)	$—	$1,982
Accounts payable — affiliates	2,867	950	1,265	—	5,082
Accounts payable, accrued and other current liabilities	15,038	31,953	312	—	47,303
Income taxes payable	—	1,095	—	—	1,095
Advance billings and customer deposits	8,766	—	—	—	8,766

Total current liabilities	27,171	35,765	1,292	—	64,228
Long-term obligations, net of current portion	4,661	528,076	15,501	—	548,238
Deferred income taxes	5,220	(5,220)	—	—	—
Other deferred credits and long-term liabilities	65,170	5,895	—	—	71,065
Commitments and contingencies	—	—	—	—	—
Stockholders' equity:
Common stock	25	—	336	(25)	336
Shares subject to mandatory redemption	—	—	(1,198)	—	(1,198)
Treasury stock	—	—	(17,118)	—	(17,118)
Paid in capital in excess of par value	501,374	287,242	278,181	(788,616)	278,181
Retained earnings (accumulated deficit)	(140,418)	(264,250)	(253,798)	404,668	(253,798)
Accumulated other comprehensive loss	—	(4,543)	—	—	(4,543)

Total stockholders' equity	360,981	18,449	6,403	(383,973)	1,860

Total liabilities and stockholders' equity	$463,203	$582,965	$23,196	$(383,973)	$685,391

Condensed Consolidated Balance Sheet
December 31, 2002

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Assets
Current assets:
Cash and cash equivalents	$(73)	$18,638	$—	$—	$18,565
Restricted cash	—	3,440	—	—	3,440
Accounts receivable — trade, net	28,713	20,107	—	—	48,820
Accounts receivable — affiliates	34,625	(30,864)	(3,761)	—	—
Materials and supplies	11,176	27	—	—	11,203
Prepayments and other current assets	2,941	3,231	—	—	6,172
Assets held for sale	261	—	—	—	261

Total current assets	77,643	14,579	(3,761)	—	88,461
Investments	—	550,964	37,504	(588,468)	—
Property, plant and equipment	987,132	103,233	—	—	1,090,365
Less: accumulated depreciation and amortization	537,647	36,740	—	—	574,387

Property, plant and equipment, net	449,485	66,493	—	—	515,978
Goodwill	38,821	—	—	38,404	77,225
Intangible assets	22,237	1,032	—	—	23,269
Debt issuance costs, net	—	21,130	399	—	21,529
Deferred charges and other assets	32,278	(6,231)	—	—	26,047

Total assets	$620,464	$647,967	$34,142	$(550,064)	$752,509

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term obligations	$1,312	$4,621	$(284)	$—	$5,649
Accounts payable-affiliates	—	1,319	—	—	1,319
Accounts payable, accrued and other current liabilities	18,834	30,646	316	—	49,796
Advance billings and customer deposits	9,804	—	—	—	9,804

Total current liabilities	29,950	36,586	32	—	66,568
Long-term obligations, net of current portion	6,899	579,999	15,216	—	602,114
Deferred income taxes	7,673	(7,673)	—	—	—
Other deferred credits and long-term liabilities	63,382	20,437	—	—	83,819
Commitments and contingencies	—	—	—	—	—
Stockholders' equity:
Common stock	25		334	(25)	334
Treasury stock	—	—	(12,082)	—	(12,082)
Paid in capital in excess of par value	355,574	287,242	277,810	(642,816)	277,810
Retained earnings (accumulated deficit)	156,961	(249,738)	(247,168)	92,777	(247,168)
Accumulated other comprehensive loss	—	(18,886)	—	—	(18,886)

Total stockholders' equity	512,560	18,618	18,894	(550,064)	8

Total liabilities and stockholders' equity	$620,464	$647,967	$34,142	$(550,064)	$752,509

Condensed Consolidated Statement of Operations
Year Ended December 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Operating revenue:
Local telephone	$215,376	$25,574	$—	$(25,563)	$215,387
Wireless	46,628	—	—	(80)	46,548
Directory	11,631	—	—	—	11,631
Internet	33,026	—	—	—	33,026
Interexchange	20,562	—	—	(3,606)	16,956

Total operating revenue	327,223	25,574	—	(29,249)	323,548
Operating expense:
Local telephone (exclusive of depreciation and amortization)	136,561	1,298	—	(21,505)	116,354
Wireless (exclusive of depreciation and amortization)	34,922	—	—	(3,858)	31,064
Directory (exclusive of depreciation and amortization)	5,359	—	—	(110)	5,249
Internet (exclusive of depreciation and amortization)	47,066	—	—	(1,543)	45,523
Interexchange (exclusive of depreciation and amortization)	27,766	—	—	(2,224)	25,542
Other (exclusive of depreciation and amortization)	9	—	—	(9)	—
Contract termination and asset impairment charges	54,858	—	—	—	54,858
Depreciation and amortization	67,591	14,594	—	—	82,185
Loss (gain) on disposal of assets, net	(112,642)	20	—	—	(112,622)

Total operating expense	261,490	15,912	—	(29,249)	248,153
Operating income	65,733	9,662	—	—	75,395
Other income (expense):
Interest expense	(677)	(68,145)	(2,648)	—	(71,470)
Interest income and other	4,287	(14,478)	—	—	(10,191)
Equity in income (loss) of investments	783	7,394	(3,982)	(3,412)	783

Total other income (expense)	4,393	(75,229)	(6,630)	(3,412)	(80,878)

Income (loss) before income taxes and discontinued operations	70,126	(65,567)	(6,630)	(3,412)	(5,483)
Income tax expense (benefit)	62,680	(61,585)	—	—	1,095

Income (loss) from continuing operations	7,446	(3,982)	(6,630)	(3,412)	(6,578)
Loss from discontinued operations	(52)	—	—	—	(52)

Net income (loss)	$7,394	$(3,982)	$(6,630)	$(3,412)	$(6,630)

Condensed Consolidated Statement of Operations
Year Ended December 31, 2002

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Operating revenue:
Local telephone	$226,447	$—	$—	$—	$226,447
Wireless	43,233	—	—	(53)	43,180
Directory	33,604	—	—	—	33,604
Internet	20,848	—	—	(1)	20,847
Interexchange	26,350	—	—	(10,284)	16,066
Other	716	24,807	—	(25,523)	—

Total operating revenue	351,198	24,807	—	(35,861)	340,144
Operating expense:
Local telephone (exclusive of depreciation and amortization)	136,253	2,188	—	(23,859)	114,582
Wireless (exclusive of depreciation and amortization)	35,380	—	—	(6,028)	29,352
Directory (exclusive of depreciation and amortization)	14,189	—	—	(19)	14,170
Internet (exclusive of depreciation and amortization)	37,344	—	—	(6,045)	31,299
Interexchange (exclusive of depreciation and amortization)	24,766	—	—	(1,119)	23,647
Other (exclusive of depreciation and amortization)	1,158	—	—	(1,158)	—
Depreciation and amortization	70,181	12,890	—	(131)	82,940
Loss on disposal of assets	204	—	—	1,959	2,163
Goodwill impairment loss	—	64,755	—	—	64,755

Total operating expense	319,475	79,833	—	(36,400)	362,908
Operating income (loss)	31,723	(55,026)	—	539	(22,764)
Other income (expense):
Interest expense	(79)	(49,067)	(2,591)	33	(51,704)
Interest income and other	(37)	(3,978)	(182,656)	188,874	2,203

Total other expense	(116)	(53,045)	(185,247)	188,907	(49,501)

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	31,607	(108,071)	(185,247)	189,446	(72,265)
Income tax expense (benefit)	22,718	(22,718)	—	—	—

Income (loss) from continuing operations	8,889	(85,353)	(185,247)	189,446	(72,265)
Loss from discontinued operations	(6,810)	(250)	—	(572)	(7,632)

Income (loss) before cumulative effect of change in accounting principle	2,079	(85,603)	(185,247)	188,874	(79,897)
Cumulative effect of change in accounting principle	(8,297)	(97,053)	—	—	(105,350)

Net income (loss)	$(6,218)	$(182,656)	$(185,247)	$188,874	$(185,247)

Condensed Consolidated Statement of Operations
Year Ended December 31, 2001

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Operating revenue:
Local telephone	$221,411	$—	$—	$—	$221,411
Wireless	41,923	—	—	(29)	41,894
Directory	33,870	—	—	—	33,870
Internet	13,726	—	—	(2)	13,724
Interexchange	27,105	—	—	(9,479)	17,626
Other	960	17,072	—	(18,032)	—

Total operating revenue	338,995	17,072	—	(27,542)	328,525
Operating expense:
Local telephone (exclusive of depreciation and amortization)	130,536	2,475	—	(15,191)	117,820
Wireless (exclusive of depreciation and amortization)	32,993	—	—	(5,564)	27,429
Directory (exclusive of depreciation and amortization)	14,713	—	—	(29)	14,684
Internet (exclusive of depreciation and amortization)	21,524	—	—	(4,947)	16,577
Interexchange (exclusive of depreciation and amortization)	26,538	—	—	(754)	25,784
Other (exclusive of depreciation and amortization)	1,949	—	—	(1,949)	—
Depreciation and amortization	64,463	15,348	—	(703)	79,108

Total operating expense	292,716	17,823	—	(29,137)	281,402
Operating income (loss)	46,279	(751)	—	1,595	47,123
Other income (expense):
Interest expense	(2,277)	(55,414)	(2,592)	126	(60,157)
Interest income and other	47	3,203	—	—	3,250
Equity in income (loss) of investments	69	20,457	(8,646)	(11,811)	69

Total other expense	(2,161)	(31,754)	(11,238)	(11,685)	(56,838)

Income (loss) before income taxes and and discontinued operations	44,118	(32,505)	(11,238)	(10,090)	(9,715)
Income tax expense (benefit)	23,664	(23,859)	—	—	(195)

Income (loss) from continuing operations	20,454	(8,646)	(11,238)	(10,090)	(9,520)
Loss from discontinued operations	—	—	—	(1,718)	(1,718)

Net income (loss)	$20,454	$(8,646)	$(11,238)	$(11,808)	$(11,238)

Condensed Consolidated Statement of Cash Flows
Year Ended December 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Net cash provided (used) by operating activities	$47,296	$166,893	$5,563	$(169,503)	$50,249
Cash Flows from Investing Activities:
Construction and capital expenditures	(40,199)	(8,205)	—	—	(48,404)
Net proceeds from sale of business	155,269	—	—	—	155,269
Release of funds from escrow	—	3,539	—	—	3,539
Placement of funds in restricted account	—	(3,725)	—	—	(3,725)

Net cash provided (used) by investing activities	115,070	(8,391)	—	—	106,679
Cash Flows from Financing Activities:
Payments on long-term debt	(3,181)	(430,921)	—	—	(434,102)
Proceeds from issuance of long-term debt	—	375,970	—	—	375,970
Debt issuance costs	—	(14,000)	—	—	(14,000)
Dividends	(158,973)	(10,530)	—	169,503	—
Issuance of common stock	—	—	267	—	267
Purchase of treasury stock	—	—	(5,830)	—	(5,830)

Net cash provided (used) by financing activities	(162,154)	(79,481)	(5,563)	169,503	(77,695)
Increase in cash and cash equivalents	212	79,021	—	—	79,233
Cash and cash equivalents, beginning of the period	(73)	18,638	—	—	18,565

Cash and cash equivalents, end of the period	$139	$97,659	$—	$—	$97,798

Supplemental Cash Flow Data:
Interest paid	$685	$48,598	$2,251	$—	$51,534
Income taxes paid	—	—	—	—	—
Supplemental Noncash Transactions:
Property acquired under a mortgage	$2,340	$—	$—	$—	$2,340
Minimum pension liability adjustment	—	(191)	—	—	(191)
Interest rate swap marked to market	—	(14,152)	—	—	(14,152)

Condensed Consolidated Statement of Cash Flows
Year Ended December 31, 2002

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Net cash provided (used) by operating activities	$59,261	$6,538	$(972)	$—	$64,827
Cash Flows from Investing Activities:
Construction and capital expenditures	(57,838)	(9,439)	—	—	(67,277)
Release of funds from escrow	—	3,706	—	—	3,706
Issuance of note receivable	—	(15,000)	—	—	(15,000)

Net cash provided by investing activities	(57,838)	(20,733)	—	—	(78,571)
Cash Flows from Financing Activities:
Payments on long-term debt	(2,735)	(4,593)	—	—	(7,328)
Dividends	—	(2,347)	2,347	—	—
Issuance of common stock	—	—	972	—	972
Purchase of treasury stock	—	—	(2,347)	—	(2,347)

Net cash provided (used) by financing activities	(2,735)	(6,940)	972	—	(8,703)
Decrease in cash and cash equivalents	(1,312)	(21,135)	—	—	(22,447)
Cash and cash equivalents, beginning of the period	1,239	39,773	—	—	41,012

Cash and cash equivalents, end of the period	$(73)	$18,638	$—	$—	$18,565

Supplemental Cash Flow Data:
Interest paid	$86	$45,774	$2,227	$—	$48,087
Income taxes paid	—	—	—	—	—
Supplemental Noncash Transactions:
Property acquired under capital leases and mortgages	$4,187	$—	$—	$—	$4,187
Minimum pension liability adjustment	—	2,342	—	—	2,342
Interest rate swap marked to market	—	2,715	—	—	2,715

Condensed Consolidated Statement of Cash Flows
Year Ended December 31, 2001

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Net cash provided (used) by operating activities	$88,111	$(11,474)	$(1,374)	$—	$75,263
Cash Flows from Investing Activities:
Construction and capital expenditures	(87,548)	(34)	—	—	(87,582)
Placement of funds in escrow	—	(6,932)	—	—	(6,932)
Other investing activities	—	31	—	—	31

Net cash used by investing activities	(87,548)	(6,935)	—	—	(94,483)
Cash Flows from Financing Activities:
Payments on long-term debt	(1,337)	(1,701)	—	—	(3,038)
Issuance of common stock	—	—	1,374	—	1,374

Net cash provided (used) by financing activities	(1,337)	(1,701)	1,374	—	(1,664)
Decrease in cash and cash equivalents	(774)	(20,110)	—	—	(20,884)
Cash and cash equivalents, beginning of the period	2,013	59,883	—	—	61,896

Cash and cash equivalents, end of the period	$1,239	$39,773	$—	$—	$41,012

Supplemental Cash Flow Data:
Interest paid	$2,285	$47,171	$2,260	$—	$51,716
Income taxes paid	—	—	—	—	—
Supplemental Noncash Transactions:
Minimum pension liability adjustment	$—	$2,392	$—	$—	$2,392
Interest rate swap marked to market	—	11,437	—	—	11,437

22. COMMITMENTS AND CONTINGENCIES

        The Company is involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of business and has recorded litigation reserves of $3,880 against certain current claims and legal actions. The Company believes that the disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        A class action lawsuit was filed against the Company on March 14, 2001. The litigation alleges various contract and tort claims concerning the Company's decision to terminate its Infinite Minutes long distance plan. Although the Company believes this suit is without merit and intends to vigorously defend its position, it is impossible to predict the outcome.

        GCI filed a complaint against the Company with the FCC alleging the Company discriminated against it in service ordering processing and provisioning issues. The Company is vigorously defending its position, but cannot predict the outcome of this matter.

        The Company has disputes with Dobson Communications over reciprocal payments and tower ownership. The Company cannot predict the outcome of these disputes.

        On July 15, 2002 the Company fulfilled a commitment to Neptune to provide a loan for the aggregate principal amount of $15,000 in return for certain consideration. The Company has an agreement that enables it to purchase additional fiber optic capacity in future years from Neptune, the expenditures for which are expected to be significant and may exceed $25,000 over the next four years. While the Company has an agreement with Neptune, certain material terms of the agreement remain subject to continued renegotiation. The significant provisions of this agreement are: i) purchase commitments by the Company for capacity in 2005 and 2007, the final price and quantity of which are subject to future events, ii) Neptune's restoration of the Company's traffic carried on another cable system, iii) and specific interconnection arrangements between the Company and Neptune, should the Company exercise its option to purchase certain network assets from Neptune. The Company is currently negotiating open elements of its agreement with Neptune and renegotiating other terms and conditions of the agreement. It is impossible to determine the ultimate outcome of these negotiations at this time.

23. CONSOLIDATED QUARTERLY OPERATING INFORMATION (UNAUDITED)

	Quarterly Financial Data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Operating revenues	$83,792	$83,996	$78,222	$77,538
Operating income	6,600	103,500	(37,884)	3,179
Loss from continuing operations	(6,537)	92,724	(75,570)	(17,195)
Loss on discontinued operations	(52)	—	—	—
Net loss	(6,589)	92,724	(75,570)	(17,195)
Loss per share — basic and diluted:
Loss from continuing operations	(0.21)	3.08	(2.54)	(0.58)
Loss on discontinued operations	(0.00)	—	—	—
Net loss	(0.21)	3.08	(2.54)	(0.58)
2002
Operating revenues	$81,179	$92,059	$83,498	$83,408
Operating income (loss)	12,542	15,173	5,909	(56,388)
Income (loss) from continuing operations	(344)	4,101	(6,909)	(69,113)
Loss on discontinued operations	(6,872)	(515)	(136)	(109)
Income (loss) before cumulative effect of change in accounting principle	(7,216)	3,586	(7,045)	(69,222)
Cumulative effect of change in accounting principle	(105,350)	—	—	—
Net income (loss)	(112,566)	3,586	(7,045)	(69,222)
Income (loss) per share — basic and diluted:
Income (loss) from continuing operations	(0.01)	0.13	(0.22)	(2.25)
Loss on discontinued operations	(0.22)	(0.02)	—	—
Income (loss) before cumulative effect of change in accounting principle	(0.23)	0.11	(0.22)	(2.25)
Cumulative effect of change in accounting principle	(3.32)	—	—	—
Net income (loss)	(3.55)	0.11	(0.22)	(2.25)

        On March 30, 2002, the Company approved a plan to sell its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations for all periods presented (see Note 13). Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets and a transitional impairment loss of $105,350 was recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations. The Company performed its annual goodwill impairment test during the fourth quarter of 2002 and recorded a goodwill impairment loss of $64,755 in operating expenses of the consolidated statement of operations (see Note 4). During the year ended December 31, 2003, the Company recorded $54,858 in contract termination and asset impairment charges (see Note 10), recognized a gain on disposition of assets of $113,518 on a pre-tax basis (see Note 10) and recorded an impairment charge of $15,924 on non-operating assets (see Note 11).

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Schedule II — Valuation and Qualifying Accounts

(In Thousands)

Description	Balance at Beginning of Period	Charged to costs and expenses	Charged to other accounts(1)	Deductions(2)	Balance at End of Period
2003 Allowance for doubtful accounts	$6,075	$839	$159	$2,641	$4,432

2002 Allowance for doubtful accounts	$4,944	$4,884	$214	$3,967	$6,075

2001 Allowance for doubtful accounts	$9,831	$4,932	$1,576	$11,395	$4,944

(1)
Represents the reserve for accounts receivable collected on the behalf of others.

(2)
Represents credit losses.

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

Condensed Consolidated Balance Sheets

(Unaudited, In Thousands Except Per Share Amounts)

	Pro forma for the Transactions March 31, 2004	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$	$92,279	$97,798
Restricted cash		3,635	3,635
Accounts receivable — trade, net of allowance of $4,283 and $4,432		37,592	41,718
Materials and supplies		9,171	10,099
Prepayments and other current assets		5,743	5,850

Total current assets		148,420	159,100
Property, plant and equipment		1,044,547	1,041,904
Less: accumulated depreciation		613,953	603,760

Property, plant and equipment, net		430,594	438,144
Goodwill		38,403	38,403
Intangible assets, net		22,009	22,055
Debt issuance costs, net of amortization of $6,146 and $5,417		18,210	18,939
Deferred charges and other assets		8,544	8,750

Total assets	$	$666,180	$685,391

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term obligations	$	$2,010	$1,982
Accounts payable — affiliates		4,850	5,082
Accounts payable, accrued and other current liabilities		40,351	47,303
Income taxes payable		—	1,095
Advance billings and customer deposits		8,387	8,766

Total current liabilities		55,598	64,228
Long-term obligations, net of current portion		547,581	548,238
Other deferred credits and long-term liabilities		69,964	71,065
Commitments and contingencies		—	—
Class B common stock		—	—
Stockholders' equity (deficit):
Preferred stock, no par, 5,000 authorized, no shares issued and outstanding		—	—
Common stock, $.01 par value; 145,000 shares authorized, 33,613 and 33,611 shares issued and 29,331 and 29,343 outstanding, respectively		336	336
Common stock, $.01 par value; 267 shares subject to mandatory redemption		(1,198)	(1,198)
Class A common stock		—	—
Class C common stock		—	—
Treasury stock, 4,283 and 4,268 shares, respectively, at cost		(17,181)	(17,118)
Paid in capital in excess of par value		278,190	278,181
Accumulated deficit		(262,567)	(253,798)
Accumulated other comprehensive loss		(4,543)	(4,543)

Total stockholders' equity (deficit)		(6,963)	1,860

Total liabilities and stockholders' equity (deficit)	$	$666,180	$685,391

See Notes to Condensed Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Condensed Consolidated Statements of Operations
(Unaudited, In Thousands Except Per Share Amounts)

	Three Months Ended March 31,
	2004	2003
Operating revenue:
Local telephone	$55,782	$54,001
Wireless	11,601	10,330
Directory	—	8,278
Internet	4,613	7,156
Interexchange	3,409	4,027

Total operating revenue	75,405	83,792
Operating expense:
Local telephone (exclusive of depreciation and amortization)	32,524	27,255
Wireless (exclusive of depreciation and amortization)	7,928	6,910
Directory (exclusive of depreciation and amortization)	—	3,449
Internet (exclusive of depreciation and amortization)	7,506	10,614
Interexchange (exclusive of depreciation and amortization)	5,016	5,618
Depreciation and amortization	19,106	22,600
Loss on disposal of assets	227	746

Total operating expense	72,307	77,192

Operating income	3,098	6,600
Other income (expense):
Interest expense	(12,097)	(13,329)
Interest income and other	230	192

Total other expense	(11,867)	(13,137)

Loss before income taxes and discontinued operations	(8,769)	(6,537)
Income tax	—	—

Loss from continuing operations	(8,769)	(6,537)
Loss from discontinued operations	—	(52)

Net loss	$(8,769)	$(6,589)

Net loss per share — basic and diluted:
Loss from continuing operations	$(0.30)	$(0.21)
Loss from discontinued operations	—	—

Net loss	$(0.30)	$(0.21)

Weighted average shares outstanding:
Basic and diluted	29,333	30,653

See Notes to Condensed Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Condensed Consolidated Statements of Stockholders' Equity (Deficit)
Three Months Ended March 31, 2004 and 2003
(Unaudited, Dollars In Thousands Except Per Share Amounts)

	Common Stock	Shares Subject to Mandatory Redemption	Treasury Stock	Paid in Capital in Excess of Par	Accumulated Deficit	Accumulated Other Comprehensive Loss	Stockholders' Equity (Deficit)
Balance, December 31, 2002	$334	$—	$(12,082)	$277,810	$(247,168)	$(18,886)	$8
Components of Comprehensive loss:
Net loss	—	—	—	—	(6,589)	—	(6,589)
Interest rate swap marked to market	—	—	—	—	—	1,662	1,662

Total comprehensive loss							(4,927)
Purchase of 189,175 shares of treasury stock	—	—	(418)	—	—	—	(418)

Balance, March 31, 2003	$334	$—	$(12,500)	$277,810	$(253,757)	$(17,224)	$(5,337)

Balance, December 31, 2003	$336	$(1,198)	$(17,118)	$278,181	$(253,798)	$(4,543)	$1,860
Components of Comprehensive loss — Net loss	—	—	—	—	(8,769)	—	(8,769)
Purchase of 14,100 shares of treasury stock	—	—	(63)	—	—	—	(63)
Issuance of 1,887 shares of common stock, $.01 par	—	—	—	9	—	—	9

Balance, March 31, 2004	$336	$(1,198)	$(17,181)	$278,190	$(262,567)	$(4,543)	$(6,963)

See Notes to Condensed Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited, In Thousands)

	Three Months Ended March 31,
	2004	2003
Cash Flows from Operating Activities:
Net loss	$(8,769)	$(6,589)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on discontinued operations	—	52
Depreciation and amortization	19,106	22,600
Loss on disposal of assets	227	746
Amortization of debt issuance costs and original issue discount	928	1,115
Capitalized interest	(45)	—
Other deferred credits	(2,285)	(41)
Changes in components of working capital:
Accounts receivable and other current assets	4,964	4,624
Accounts payable and other current liabilities	(8,658)	(3,856)
Other	206	17
Net cash used in discontinued operations	—	(41)

Net cash provided by operating activities	5,674	18,627
Cash Flows from Investing Activities:
Construction and capital expenditures, net of capitalized interest	(10,311)	(6,115)
Release of funds from escrow	—	3,339
Placement of funds in restricted account	—	(200)

Net cash used by investing activities	(10,311)	(2,976)
Cash Flows from Financing Activities:
Payments on long-term debt	(828)	(316)
Purchase of treasury stock	(63)	(418)
Issuance of common stock	9	—

Net cash used by financing activities	(882)	(734)
Increase (decrease) in cash and cash equivalents	(5,519)	14,917
Cash and cash equivalents at beginning of the period	97,798	18,565

Cash and cash equivalents at the end of the period	$92,279	$33,482

Supplemental Cash Flow Data:
Interest paid	$11,876	$8,401
Income taxes paid	$1,120	$—
Supplemental Noncash Transactions:
Property acquired under capital leases and mortgages	$—	$2,340
Interest rate swap marked to market	$—	$(1,662)

See Notes to Condensed Consolidated Financial Statements

 ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Notes to Condensed Consolidated Financial Statements

(Unaudited, In Thousands Except Per Share Amounts)

1.    DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Alaska Communications Systems Group, Inc. and Subsidiaries (the "Company" or "ACS Group"), a Delaware corporation, is engaged principally in providing local telephone, wireless, Internet, interexchange network and other services to its retail consumer and business customers and wholesale customers in the State of Alaska through its telecommunications subsidiaries. The Company was formed in October of 1998 for the purpose of acquiring and operating telecommunications properties.

        The financial statements for the Company represent the consolidated financial position, results of operations and cash flows principally of the following entities:

  •
  Alaska Communications Systems Group, Inc.

  •
  Alaska Communications Systems Holdings, Inc. ("ACS Holdings")

  •
  ACS of Alaska, Inc. ("ACSAK")

  •
  ACS of the Northland, Inc. ("ACSN")

  •
  ACS of Fairbanks, Inc. ("ACSF")

  •
  ACS of Anchorage, Inc. ("ACSA")

  •
  ACS Wireless, Inc. ("ACSW")

  •
  ACS Long Distance, Inc. ("ACSLD")

  •
  ACS Internet, Inc. ("ACSI")

        On May 8, 2003, the Company completed the sale of a majority interest (87.42%) in the newly formed ACS Media LLC (the "Directories Business"). Subsequently, on August 27, 2003, the Company sold substantially all of its remaining interest in the Directories Business. As a result of this transaction, the Company now owns less than 0.1% of the Directories Business.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission. However, the Company believes the disclosures which are made are adequate to make the information presented not misleading. The consolidated financial statements and footnotes included in this Form 10-Q should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Certain reclassifications have been made to the 2003 financial statements to make them conform to the current presentation.

        In the opinion of management, the financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows for all periods presented. The results of operations for the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results of operations which might be expected for the entire year or any other interim periods.

Unaudited Pro forma Balance Sheet for the Transacations

        The Unaudited Pro Forma Balance Sheet for the Transactions reflects the reclassification of our existing common stock into cash and Class B common stock which will occur immediately upon the offering of the Income Deposit Securities ("IDSs").

Revenue Recognition

        Access revenue is recognized when earned. The Company participates in access revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the Regulatory Commission of Alaska ("RCA") within the intrastate jurisdiction and the Federal Communications Commission ("FCC") within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial statements, available separations studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional operational information becomes available. To the extent that disputes arise over revenue settlements, the Company's policy is to defer revenue collected until settlement methodologies are resolved and finalized. At March 31, 2004 and 2003, the Company had liabilities of $13,053 and $17,532, respectively, related to its estimate of refundable access revenue.

Regulatory Accounting and Regulation

        The local telephone exchange operations of the Company account for costs in accordance with the accounting principles for regulated enterprises prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, under SFAS No. 71, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years.

        The Company implemented, effective January 1, 2003, higher depreciation rates for its regulated telephone plant for the interstate jurisdiction, which management believes approximate the economically useful lives of the underlying plant. As a result, the Company has recorded a regulatory asset under SFAS No. 71 of $21,850 and $2,418 as of March 31, 2004 and 2003, respectively, related to depreciation of the regulated telephone plant allocable to its intrastate and local jurisdictions. The Company has also deferred as a regulatory asset $894 of costs incurred in connection with regulatory rate making proceedings, which is being amortized over three years starting in 2003. The balance of this regulatory asset was $521 at March 31, 2004. If the Company were not following SFAS No. 71, these costs would have been charged to expense as incurred. The Company also has a regulatory liability of $51,730 at March 31, 2004 related to accumulated removal costs. If the Company were not following SFAS No. 71, it would have followed SFAS No. 143 for asset retirement obligations. Non-regulated revenues and costs incurred by the local telephone exchange operations and non-regulated operations of the Company are not accounted for under SFAS No. 71 principles.

Stock Incentive Plans

        The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock incentive plans. Accordingly, no compensation cost has been recognized for options with exercise prices equal to or greater than fair value on the date of grant. No compensation costs were charged to operations for the three months ended March 31, 2004 or 2003. If compensation costs had been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss and net loss per share on a pro forma basis for the three months ended March 31, 2004 and 2003 would have been as follows:

	For the Three Months Ended March 31,
	2004	2003
Net loss:
As reported	$(8,769)	$(6,589)
Pro forma	(8,736)	(7,017)
Net loss per share — basic and diluted:
As reported	$(0.30)	$(0.21)
Pro forma	(0.30)	(0.23)

        The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants:

	2004	2003
Risk free rate	2.94%	2.88%
Dividend yield	0.0%	0.0%
Expected volatility factor	55.2%	64.2%
Expected option life (years)	6.8	6.1

2.    NEW ACCOUNTING STANDARDS

        On August 15, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. When the liability is initially recorded, the cost is capitalized and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the obligation is settled for its recorded amount or a gain or loss is recognized upon settlement.

        In accordance with federal and state regulations, depreciation expense for the Company's local exchange carriers regulated operations have historically included an additional provision for cost of removal. Under SFAS No. 143, the additional cost of removal provision would no longer be included in depreciation expense, because it does not meet the recognition and measurement principles of an asset retirement obligation. On December 20, 2002, the FCC notified local exchange carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company will continue to record depreciation expense for cost of removal for its local exchange carrier subsidiaries that follow SFAS No. 71 accounting. Prior to SFAS No. 143, asset removal costs that qualified and did not qualify for asset retirement obligations were recorded in Accumulated depreciation. In accordance with SFAS No. 143 and SFAS No. 71, the accumulated asset retirement removal costs were reclassified as regulatory liabilities in 2003. Accumulated retirement removal costs in Other deferred credits and long-term liabilities not qualifying for asset retirement obligations were $51,730 at March 31, 2004.

        The Company applied the provisions of SFAS No. 143 to its nonregulated subsidiaries effective January 1, 2003. The Company's wireless segment has entered into cell site operating leases, which are subject to the provisions of this statement. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Landlords may choose not to exercise these rights as cell sites may be considered useful improvements. The Company's initial adoption of this statement did not have a material impact on its results of operations, financial position or cash flows.

        In December 2003, the FASB reissued SFAS No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. This revised statement requires expanded disclosures with respect to pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. However this revised statement does not change the measurement and recognition provisions of previous FASB statements related to pensions and other postretirement benefits. The Company was required to adopt this revised statement for 2003. The Company's adoption of this revised statement did not have a material impact on its financial position, results of operations, or cash flows. The expanded disclosures required by this statement are included in Note 5, Retirement Plans.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities (revised December 2003). FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements are effective for all variable interest entities created after January 31, 2003, and to pre-existing entities in the first fiscal year or interim period ending after December 15, 2003. Certain disclosure requirements are effective for financial statements issued after January 31, 2003. The adoption of FIN 46 has no effect on the Company's financial position, results of operations or cash flows.

3.    DISCONTINUED OPERATIONS

        On March 30, 2002, the Company approved a plan to sell its wireless cable television service segment. As a result of this decision, the operating revenue and expense of this segment has been classified as discontinued operations under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company completed its disposal of its wireless cable television segment as of March 31, 2003.

        The following discloses the results of the discontinued operations for the three months ended March 31, 2003:

Three Months Ended March 31, 2003
Operating revenue	$110
Operating expense	162

Loss from discontinued operations	$(52)

4.    STOCK INCENTIVE PLANS

        Under various plans, ACS Group, through the Compensation Committee of the Board of Directors, may grant stock options, stock appreciation rights and other awards to officers, employees and non-employee directors. At March 31, 2004, ACS Group has reserved a total of 6,060 shares of authorized common stock for issuance under the plans. In general, options under the plans vest ratably over three, four or five years and the plans terminate in approximately 10 years.

Alaska Communications Systems Group, Inc. 1999 Stock Incentive Plan

        ACS Group has reserved 4,910 shares under this plan, which was adopted by the Company in November 1999. At March 31, 2004, 6,710 options have been granted, 2,712 have been forfeited, 441 have been exercised, and 912 shares are available for grant under the plan.

ACS Group, Inc. 1999 Non-Employee Director Stock Compensation Plan

        The non-employee director stock compensation plan was adopted by ACS Group in November 1999. ACS Group has reserved 150 shares under this plan. At March 31, 2004, 117 shares have been awarded and 33 shares are available for grant under the plan. For 2004, directors are required to receive not less than 25% of their annual retainer in the form of ACS Group's stock and may have elected to receive up to 100% of their annual retainer in the form of ACS Group's stock. In 2003, directors did not have the option of receiving stock and received their entire annual retainer and meeting fees in cash, therefore no shares were awarded from this plan during 2003. On March 31, 2004, seven shares under the plan were awarded to directors, of which five were elected to be deferred until termination of service by the directors.

Alaska Communications Systems Group, Inc. 1999 Employee Stock Purchase Plan

        This plan was also adopted by ACS Group in November 1999. ACS Group has reserved 1,000 shares under this plan. At March 31, 2004, 502 shares are available for issuance and sale. The plan will terminate on December 31, 2009. All ACS Group employees and all of the employees of designated subsidiaries generally will be eligible to participate in the purchase plan, other than employees whose customary employment is 20 hours or less per week or is for not more than five months in a calendar year, or who are ineligible to participate due to restrictions under the Internal Revenue Code.

5.    RETIREMENT PLANS

        Pension benefits for substantially all of the Company's employees are provided through the Alaska Electrical Pension Plan ("AEPP"). The Company pays a contractual hourly amount based on employee classification or base compensation. As a multi-employer defined contribution plan, the accumulated benefits and plan assets are not determined for or allocated separately to the individual employer. The Company also provides a 401(k) retirement savings plan covering substantially all of its employees.

        The Company also has a separate defined benefit plan that covers certain employees previously employed by Century Telephone Enterprise, Inc. ("CenturyTel Plan"). This plan was transferred to the Company in connection with the acquisition of CenturyTel's Alaska Properties. Existing plan assets and liabilities of the CenturyTel Plan were transferred to the ACS Retirement Plan on September 1, 1999. Accrued benefits under the ACS Retirement Plan were determined in accordance with the provisions of the CenturyTel Plan. Upon completion of the transfer to the Company, covered employees ceased to accrue benefits under the plan. On November 1, 2000, the ACS Retirement Plan was amended to conform early retirement reduction factors and various other terms to those provided by the AEPP. As a result of this amendment, prior service cost of $1,992 was recorded and will be amortized over the expected service life of the plan participants at the date of the amendment. The Company uses the traditional unit credit method for the determination of pension cost for financial reporting and funding purposes and complies with the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company uses a December 31 measurement date for the plan.

        The following table represents the net periodic pension expense for the ACS Retirement Plan for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31,
	2004	2003
Interest cost	$184	$183
Expected return on plan assets	(190)	(166)
Amortization of loss	138	142
Amortization of prior service cost	51	51

Net periodic pension expense	$183	$210

        The Company also has a separate executive post retirement health benefit plan. The Alaska Communications Systems Executive Retiree Health Benefit Plan ("The ACS Health Plan") was adopted by the Company in November 2001 and amended in October 2002. The ACS Health Plan covers a select group of management or highly compensated employees. The group of eligible employees is selected by a committee appointed by the Compensation Committee of ACS Group's Board of Directors. Each eligible employee must complete 10 years of service and be employed by the Company in the capacity of an executive officer for a minimum of 36 consecutive months immediately preceding retirement. The ACS Health Plan provides a graded subsidy for medical, dental, and vision coverage. The amendment revised the premium subsidy, added a premium subsidy cap and suspends retirees' benefits from the ACS Health Plan during any period the retiree has access to employer health benefits. The Compensation Committee of the Board of Directors decided to terminate the ACS Health Plan in January 2004. The three people already qualified under the plan will receive future benefits, but the plan is closed to future participants. The Company uses the projected unit credit method for the determination of post retirement health cost for financial reporting and funding purposes and complies with the funding requirements under ERISA. The Company uses a December 31 measurement date for the plan.

        The following represents the net periodic postretirement benefit expense for the ACS Health Plan for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31,
	2004	2003
Service cost	$2	$3
Interest cost	4	5
Expected return on plan assets	(3)	(3)
Amortization of prior service cost	2	2

Net periodic postretirement benefit expense	$5	$7

6.    BUSINESS SEGMENTS

        The Company has four reportable segments: local telephone, wireless, Internet and interexchange. Local telephone provides landline telecommunications services and consists of local telephone service, network access and deregulated and other revenue; wireless provides wireless telecommunications service; Internet provides Internet service and advanced IP based private networks; and interexchange provides switched and dedicated long distance services. Each reportable segment is a strategic business offering different services than those offered by the other segments. The Company evaluates the performance of its segments based on operating income (loss).

        Previously, the Company reported its Directories Business as a separate segment. The Company sold an 87.42% interest in its Directories Business during the second quarter of 2003 and is no longer directly engaged in day-to-day management of that business. Therefore, the Directories Business no longer constitutes a reportable segment. Accordingly, the historical operating results for the Directories Business for the three months ended March 31, 2003 are included in "All Other" in the accompanying tables. The Company also had a wireless cable television service segment that did not meet the criteria for a reportable segment, that was previously included in "All Other" and is now reported as discontinued operations.

        The Company also incurs interest expense, interest income, equity in earnings of investments and other operating and non operating income and expense at the corporate level which are not allocated to the business segments, nor are they evaluated by the chief operating decision maker in analyzing the performance of the business segments. These non operating income and expense items are provided in the accompanying table under the caption "All Other" in order to assist the users of these financial statements in reconciling the operating results and total assets of the business segments to the consolidated financial statements. Common use assets are held at either the Company or ACS Holdings and are allocated to the business segments based on operating revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

        The following table illustrates selected financial data for each segment as of and for the three months ended March 31, 2004:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Eliminations	Total
Operating revenue	$55,772	$11,613	$4,613	$3,858	$5,799	$(6,250)	$75,405
Depreciation and amortization	12,849	1,645	1,002	157	3,453	—	19,106
Operating income (loss)	6,313	1,143	(4,162)	(1,378)	1,182	—	3,098
Interest expense	(81)	(12)	—	(47)	(11,957)	—	(12,097)
Interest income	—	—	—	—	197	—	197
Income tax provision (benefit)	2,499	466	—	—	(2,965)	—	—
Net income (loss)	3,733	665	(4,162)	(1,425)	(7,580)	—	(8,769)
Total assets	517,739	102,924	7,649	23,259	14,609	—	666,180
Capital expenditures	5,235	3,609	453	38	976	—	10,311

        Operating revenue disclosed above includes intersegment operating revenue of $6,324 for local telephone, $434 for wireless, $522 for interexchange and $5,789 for all other. In accordance with SFAS No. 71, intercompany revenue between local telephone and all other segments is not eliminated above.

        The following table illustrates selected financial data for each segment as of and for the three months ended March 31, 2003:

	Local Telephone	Wireless	Internet	Interexchange	All Other	Eliminations	Total
Operating revenue	$54,001	$10,353	$7,156	$6,100	$14,599	$(8,417)	$83,792
Depreciation and amortization	14,692	1,445	2,410	555	3,498	—	22,600
Operating income (loss)	6,918	(317)	(6,931)	(343)	7,282	(9)	6,600
Interest expense	136	1	34	74	13,084	—	13,329
Interest income	1	—	—	—	245	—	246
Income tax provision (benefit)	2,507	4	—	—	(2,511)	—	—
Income (loss) from
continuing operations	3,684	24	(6,487)	(649)	(3,100)	(9)	(6,537)
Total assets	517,439	81,685	(32,551)	4,188	122,058	—	692,819
Capital expenditures	3,994	121	1,232	8	3,100	—	8,455

        Operating revenue disclosed above includes intersegment operating revenue of $5,975 for local telephone, $413 for wireless, $440 for interexchange and $6,670 for all other. In accordance with SFAS No. 71, intercompany revenue between local telephone and all other segments is not eliminated above.

7.    RELATED PARTY TRANSACTIONS

        Fox Paine & Company, LLC whose affiliates hold a majority of our outstanding shares, receives an annual management fee in the amount of one percent of the Company's earnings before interest expense, income taxes and depreciation and amortization, calculated without regard to the fee. The management fee expense for the three months ended March 31, 2004 and 2003 was $220 and $304, respectively. At March 31, 2004, the payable due to Fox Paine was $1,206.

        On April 17, 2001, the Company issued an interest bearing note receivable to an officer totaling $328. The note bore interest at the Mid-Term Applicable Federal Rate and was due on April 15, 2005. The note was secured by a pledge of 100 shares of ACS Group's stock held in the officer's name. In accordance with an addendum to the officer's employment agreement dated May 3, 2001, the loan was to be forgiven ratably over a three year period ending April 16, 2004. Upon the closing of the sale of the Company's Directories Business on May 8, 2003 for which the officer received a fee of $840, he waived certain rights under his employment agreement, including the forgiveness terms of this indebtedness that would have occurred during 2003 and 2004. On May 8, 2003, the officer paid off the note balance of $238, including accrued interest.

        During 2003, the Company spun off its Directory Business to ACS Media LLC and subsequently sold 99.9% of its interest in ACS Media LLC to the public through a Canadian income fund. As part of that transaction, the Company entered into several long-term contracts with ACS Media LLC, including a 50-year publishing agreement, a 50-year license agreement, a 45-year non-compete agreement, and a 10-year billing and collection agreement. At March 31, 2004, the Company had recorded in accounts payable—affiliates $2,698 due to ACS Media LLC under these contracts, primarily under the billing and collection agreement. The Company has a right to minority representation of one manager of the permitted nine managers of ACS Media LLC so long as its contracts with ACS Media LLC are in effect. Currently, Wray T. Thorn, a director of the Company and employee of Fox Paine & Company, the Company's majority shareholder, is a manager of ACS Media LLC.

        On September 14, 2003, the Company entered into an agreement with a retiring officer to reacquire 267 shares of the Company's stock owned by the officer in 2004 at a purchase price per share equal to the highest average closing price of a share of the Company's stock during any 5-consecutive day trading period in January 2004. The officer will deliver the shares to the Company in 2004, and the Company will make the repurchase payments totaling $1,262 to the officer in four equal quarterly installments commencing on March 31, 2004. As of March 31, 2004, $946 was included in Accounts payable—affiliates on the Consolidated Balance Sheets of the Company. Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the obligation was initially measured at fair value. As of March 31, 2004 the Company has classified the 267 shares as shares subject to mandatory redemption within stockholders' equity on the Consolidated Balance Sheets.

        The Company understands that on September 19, 2003, Fox Paine entered into a consulting agreement with a now retired officer of the Company. The consulting term will begin on January 1, 2004 and continue for one year, after which either party may terminate the arrangement. During the consulting term, the retired officer will advise Fox Paine on and evaluate potential opportunities in the telecommunications industry, and Fox Paine will pay the officer a monthly fee of $20 for these services.

8.    CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        ACS Holdings and its subsidiaries are guarantors of the ACS Group's senior discount debentures. Additionally, ACS Group and ACS Holdings' subsidiaries are guarantors under ACS Holdings' 9 3/8% senior subordinated notes. All ACS Group and Holdings' subsidiaries (the "Combined Subsidiaries") are 100% owned. The guarantees are full and unconditional. In addition, all guarantees are joint and several. Accordingly, the interim condensed consolidating financial statements are presented below.

 Condensed Consolidating Balance Sheet
March 31, 2004

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Assets
Current assets:
Cash and cash equivalents	$152	$92,127	$—	$—	$92,279
Restricted cash	—	3,635	—	—	3,635
Accounts receivable — trade, net	12,577	25,015	—	—	37,592
Accounts receivable — affiliates	32,533	(32,085)	(448)	—	—
Materials and supplies	9,172	(1)	—	—	9,171
Prepayments and other current assets	2,805	2,938	—	—	5,743

Total current assets	57,239	91,629	(448)	—	148,420
Investments	—	398,198	14,809	(413,007)	—
Property, plant and equipment	945,908	98,639	—	—	1,044,547
Less: accumulated depreciation	565,612	48,341	—	—	613,953

Property, plant and equipment, net	380,296	50,298	—	—	430,594
Goodwill	—	—	—	38,403	38,403
Intangible assets	22,009	—	—	—	22,009
Debt issuance costs, net	—	17,870	340	—	18,210
Deferred charges and other assets	2,413	6,131	—	—	8,544

Total assets	$461,957	$564,126	$14,701	$(374,604)	$666,180

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Current portion of long-term obligations	$518	$1,776	$(284)	$—	$2,010
Accounts payable — affiliates	2,605	1,299	946	—	4,850
Accounts payable, accrued and other current liabilities	11,754	25,450	888	2,259	40,351
Income taxes payable	3,593	(3,593)	—	—	—
Advance billings and customer deposits	8,384	3	—	—	8,387

Total current liabilities	26,854	24,935	1,550	2,259	55,598
Long-term obligations, net of current portion	4,386	527,624	15,571	—	547,581
Deferred income taxes	4,594	(4,594)	—	—	—
Other deferred credits and long-term liabilities	66,329	5,895	—	(2,260)	69,964
Commitments and contingencies	—	—	—	—	—
Stockholders' equity (deficit):
Common stock	2	—	336	(2)	336
Common stock shares subject to mandatory redemption	—	—	(1,198)	—	(1,198)
Treasury stock	—	—	(17,181)	—	(17,181)
Paid in capital in excess of par value	491,240	287,242	278,190	(778,482)	278,190
Retained earnings (accumulated deficit)	(131,448)	(272,433)	(262,567)	403,881	(262,567)
Accumulated other comprehensive loss	—	(4,543)	—	—	(4,543)

Total stockholders' equity (deficit)	359,794	10,266	(2,420)	(374,603)	(6,963)

Total liabilities and stockholders' equity (deficit)	$461,957	$564,126	$14,701	$(374,604)	$666,180

Condensed Consolidating Balance Sheet
December 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Assets
Current assets:
Cash and cash equivalents	$139	$97,659	$—	$—	$97,798
Restricted cash	—	3,635	—	—	3,635
Accounts receivable — trade, net	13,803	27,915	—	—	41,718
Accounts receivable-affiliates	33,777	(33,629)	(148)	—	—
Materials and supplies	10,027	72	—	—	10,099
Prepayments and other current assets	2,877	2,973	—	—	5,850

Total current assets	60,623	98,625	(148)	—	159,100
Investments	—	399,384	22,992	(422,376)	—
Property, plant and equipment	931,840	110,064	—	—	1,041,904
Less: accumulated depreciation and amortization	553,816	49,944	—	—	603,760

Property, plant and equipment, net	378,024	60,120	—	—	438,144
Goodwill	—	—	—	38,403	38,403
Intangible assets, net	22,055	—	—	—	22,055
Debt issuance costs, net	—	18,587	352	—	18,939
Deferred charges and other assets	2,501	6,249	—	—	8,750

Total assets	$463,203	$582,965	$23,196	$(383,973)	$685,391

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term obligations	$500	$1,767	$(285)	$—	$1,982
Accounts payable — affiliates	2,867	950	1,265	—	5,082
Accounts payable, accrued and other current liabilities	15,038	31,953	312	—	47,303
Income taxes payable	—	1,095	—	—	1,095
Advance billings and customer deposits	8,766	—	—	—	8,766

Total current liabilities	27,171	35,765	1,292	—	64,228
Long-term obligations, net of current portion	4,661	528,076	15,501	—	548,238
Deferred income taxes	5,220	(5,220)	—	—	—
Other deferred credits and long-term liabilities	65,170	5,895	—	—	71,065
Commitments and contingencies	—	—	—	—	—
Stockholders' equity:
Common stock	25	—	336	(25)	336
Common stock shares subject to mandatory redemption	—	—	(1,198)	—	(1,198)
Treasury stock	—	—	(17,118)	—	(17,118)
Paid in capital in excess of par value	501,374	287,242	278,181	(788,616)	278,181
Retained earnings (accumulated deficit)	(140,418)	(264,250)	(253,798)	404,668	(253,798)
Accumulated other comprehensive loss	—	(4,543)	—	—	(4,543)

Total stockholders' equity	360,981	18,449	6,403	(383,973)	1,860

Total liabilities and stockholders' equity	$463,203	$582,965	$23,196	$(383,973)	$685,391

 Condensed Consolidating Statement of Operations
Three Months Ended March 31, 2004

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Operating revenue:
Local telephone	$55,772	$10	$—	$—	$55,782
Wireless	11,613	—	—	(12)	11,601
Internet	4,613	—	—	—	4,613
Interexchange	3,858	—	—	(449)	3,409
Other	—	5,789	—	(5,789)	—

Total operating revenue	75,856	5,799	—	(6,250)	75,405
Operating expense:
Local telephone	36,434	1,134	—	(5,044)	32,524
Wireless	8,825	—	—	(897)	7,928
Internet	7,752	—	—	(246)	7,506
Interexchange	5,079	—	—	(63)	5,016
Depreciation and amortization	15,653	3,453	—	—	19,106
Loss on disposal of assets	197	30	—	—	227

Total operating expense	73,940	4,617	—	(6,250)	72,307
Operating income	1,916	1,182	—	—	3,098
Other income (expense):
Interest expense	(140)	(11,308)	(649)	—	(12,097)
Interest income and other	4	(961)	(8,120)	9,307	230

Total other income (expense)	(136)	(12,269)	(8,769)	9,307	(11,867)

Income (loss) before income taxes	1,780	(11,087)	(8,769)	9,307	(8,769)
Income tax expense (benefit)	2,967	(2,967)	—	—	—

Net income (loss)	$(1,187)	$(8,120)	$(8,769)	$9,307	$(8,769)

8.    CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statement of Operations
Three Months Ended March 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Operating revenue:
Local telephone	$54,001	$—	$—	$—	$54,001
Wireless	10,353	—	—	(23)	10,330
Directory	8,278	—	—	—	8,278
Internet	7,156	—	—	—	7,156
Interexchange	6,100	—	—	(2,073)	4,027
Other	—	6,321	—	(6,321)	—

Total operating revenue	85,888	6,321	—	(8,417)	83,792
Operating expense:
Local telephone	32,387	292	—	(5,424)	27,255
Wireless	8,483	—	—	(1,573)	6,910
Directory	3,527	—	—	(78)	3,449
Internet	11,677	—	—	(1,063)	10,614
Interexchange	5,888	—	—	(270)	5,618
Other	9	—	—	(9)	—
Depreciation and amortization	19,104	3,496	—	—	22,600
Loss on disposal of assets	746	—	—	—	746

Total operating expense	81,821	3,788	—	(8,417)	77,192
Operating income	4,067	2,533	—	—	6,600
Other income (expense):
Interest expense	(245)	(12,442)	(642)	—	(13,329)
Interest income and other	1	(501)	(5,947)	6,639	192

Total other expense	(244)	(12,943)	(6,589)	6,639	(13,137)

Income (loss) before income taxes and
and discontinued operations	3,823	(10,410)	(6,589)	6,639	(6,537)
Income tax expense (benefit)	4,463	(4,463)	—	—	—

Income (loss) from continuing operations	(640)	(5,947)	(6,589)	6,639	(6,537)
Loss from discontinued operations, net	(52)	—	—	—	(52)

Net income (loss)	$(692)	$(5,947)	$(6,589)	$6,639	$(6,589)

 Condensed Consolidating Statement of Cash Flows
Three Months Ended March 31, 2004

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Net cash provided (used) by operating activities	$9,605	$(3,922)	$54	$(63)	$5,674
Cash Flows from Investing Activities:
Construction and capital expenditures	(9,335)	(976)	—	—	(10,311)

Net cash used by investing activities	(9,335)	(976)	—	—	(10,311)
Cash Flows from Financing Activities:
Payments on long-term debt	(257)	(571)	—	—	(828)
Dividends	—	(63)	—	63	—
Purchase of treasury stock	—	—	(63)	—	(63)
Issuance of common stock	—	—	9	—	9

Net cash provided (used) by financing activities	(257)	(634)	(54)	63	(882)
Increase (decrease) in cash and cash equivalents	13	(5,532)	—	—	(5,519)
Cash and cash equivalents, beginning of the period	139	97,659	—	—	97,798

Cash and cash equivalents, end of the period	$152	$92,127	$—	$—	$92,279

Supplemental Cash Flow Data:
Interest paid	$180	$11,690	$6	$—	$11,876
Income taxes paid	$1,120	$—	$—	$—	$1,120

Condensed Consolidating Statement of Cash Flows
Three Months Ended March 31, 2003

	Combined Subsidiaries	ACS Holdings Parent Only	ACS Group Parent Only	Eliminations	ACS Group Consolidated
Net cash provided (used) by operating activities	$5,783	$12,844	$418	$(418)	$18,627
Cash Flows from Investing Activities:
Construction and capital expenditures	(5,355)	(760)	—	—	(6,115)
Release of funds from escrow	—	3,339	—	—	3,339
Placement of funds in restricted account	—	(200)	—	—	(200)

Net cash provided (used) by investing activities	(5,355)	2,379	—	—	(2,976)
Cash Flows from Financing Activities:
Payments on long-term debt	(236)	(80)	—	—	(316)
Dividends	—	(418)	—	418	—
Purchase of treasury stock	—	—	(418)	—	(418)

Net cash provided (used) by financing activities	(236)	(498)	(418)	418	(734)
Increase in cash and cash equivalents	192	14,725	—	—	14,917
Cash and cash equivalents, beginning of the period	(73)	18,638	—	—	18,565

Cash and cash equivalents, end of the period	$119	$33,363	$—	$—	$33,482

Supplemental Cash Flow Data:
Interest paid	$259	$8,142	$—	$—	$8,401
Income taxes paid	$—	$—	$—	$—	$—
Supplemental Noncash Transactions:
Property acquired under capital leases and mortgages	$—	$2,340	$—	$—	$2,340
Interest rate swap marked to market	$—	$(1,662)	$—	$—	$(1,662)

9.    COMMITMENTS AND CONTINGENCIES

        The Company is involved in various claims, legal actions and regulatory proceedings arising in the ordinary course of business and has recorded litigation reserves of $3,442 at March 31, 2004 against certain current claims and legal actions. The Company believes that the disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        A class action lawsuit was filed against the Company on March 14, 2001. The litigation alleges various contract and statutory claims concerning the Company's decision to terminate its Infinite Minutes long distance plan. Although the Company believes this suit is without merit and intends to vigorously defend its position, it is impossible to predict the outcome.

        The Company has disputes with Dobson Communications over reciprocal payments and tower ownership. The Company cannot predict the outcome of these disputes.

        On July 15, 2002 the Company fulfilled a commitment to Neptune Communications, L.L.C. ("Neptune") to provide a loan for the aggregate principal amount of $15,000 in return for certain consideration. The Company has an agreement that enables it to purchase additional fiber optic capacity in future years from Neptune, the expenditures for which are expected to be significant and may exceed $25,000 over the next four years. While the Company has an agreement with Neptune, certain material terms of the agreement remain subject to continued renegotiation. The significant provisions of this agreement are: (i) purchase commitments by the Company for capacity in 2005 and 2007, the final price and quantity of which are subject to future events, (ii) Neptune's restoration of the Company's traffic carried on another cable system, (iii) and specific interconnection arrangements between the Company and Neptune, should the Company exercise its option to purchase certain network assets from Neptune. The Company is currently negotiating open elements of its agreement with Neptune and renegotiating other terms and conditions of the agreement. It is impossible to determine the ultimate outcome of these negotiations at this time.

10.  SUBSEQUENT EVENTS

        The Company filed preliminary registration statements with the Securities and Exchange Commission on April 9, 2004 for a proposed initial public offering of its Income Deposit Securities, a separate proposed offering of its senior subordinated notes and the proposed reclassification of its existing common stock into cash and shares of new class B common stock. An IDS is a unit consisting of one share of new class A common stock of the Company and a fixed principal amount of senior subordinated notes of the Company. The senior subordinated notes to be sold in the separate offering will be identical to those senior subordinated notes included in the IDSs. A majority of the shares of class B common stock issued in the reclassification would be subject to a mandatory exchange for IDSs within approximately 12 days following the offering, with the remaining shares of class B common stock issued in the reclassification subject to a mandatory exchange for IDSs on the second anniversary of the offering provided certain conditions are met. The completion of the proposed offerings and reclassification is subject to a number of conditions, including the approval of the reclassification by the holders of a majority of the Company's outstanding existing common stock. The Company plans to use the net proceeds of the proposed offerings, together with available cash, to refinance certain outstanding indebtedness and to finance the cash portion of the proposed reclassification of the Company's outstanding existing common stock, including shares held by its majority shareholders, affiliates of Fox Paine & Company, LLC.

ANNEX A

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

A-1

ANNEX B

FAIRNESS OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

A-2

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TABLE OF CONTENTS
SUMMARY TERM SHEET
Estimated Timeline of the Offering and Reclassification
CORPORATE STRUCTURE
Recent Development
QUESTIONS AND ANSWERS CONCERNING THE IDSs AND THE CLASS B COMMON STOCK
SUMMARY OF OUR COMMON STOCK
SUMMARY OF NOTES REPRESENTED BY THE IDSs
GENERAL INFORMATION ABOUT THIS INFORMATION STATEMENT/PROSPECTUS
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
Pro Forma Interest and Dividend Distributions to IDS Holders and Class B Common Stockholders
RISK FACTORS
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
SPECIAL FACTORS
THE RECLASSIFICATION
THE TRANSACTIONS
RECENT TRANSACTIONS IN SECURITIES
DESCRIPTION OF OUR CAPITAL STOCK BEFORE AND AFTER THE RECLASSIFICATION
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DIVIDEND POLICY AND RESTRICTIONS
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Alaska Communications Systems Group, Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet As of March 31, 2004 (in thousands, except share data)
Alaska Communications Systems Group, Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Three Months Ended March 31, 2004 (in thousands)
Alaska Communications Systems Group, Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2003 (in thousands)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE IDSs
DESCRIPTION OF NOTES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GENERAL INFORMATION
GLOSSARY
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Consolidated Balance Sheets December 31, 2003 and 2002 (In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Consolidated Statements of Operations Years Ended December 31, 2003, 2002 and 2001 (In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Consolidated Statements of Stockholders' Equity Years Ended December 31, 2003, 2002 and 2001 (In Thousands, Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Consolidated Statements of Cash Flows Years Ended December 31, 2003, 2002 and 2001 (In Thousands)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Notes to Consolidated Financial Statements Years Ended December 31, 2003, 2002 and 2001 (In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Schedule II — Valuation and Qualifying Accounts (In Thousands)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Condensed Consolidated Balance Sheets (Unaudited, In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Condensed Consolidated Statements of Operations (Unaudited, In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Condensed Consolidated Statements of Stockholders' Equity (Deficit) Three Months Ended March 31, 2004 and 2003 (Unaudited, Dollars In Thousands Except Per Share Amounts)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Condensed Consolidated Statements of Cash Flows (Unaudited, In Thousands)
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Notes to Condensed Consolidated Financial Statements (Unaudited, In Thousands Except Per Share Amounts)
Condensed Consolidating Balance Sheet March 31, 2004
Condensed Consolidating Balance Sheet December 31, 2003
Condensed Consolidating Statement of Operations Three Months Ended March 31, 2004
Condensed Consolidating Statement of Operations Three Months Ended March 31, 2003
Condensed Consolidating Statement of Cash Flows Three Months Ended March 31, 2004
Condensed Consolidating Statement of Cash Flows Three Months Ended March 31, 2003
FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
FAIRNESS OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.